Grupa Hotelowa

Warsaw, 2008-09-30

[redacted]

08005247

SUPPL

RECEIVED
2008 OCT -8 P 12:36
OFFICE OF INTERNATIONAL CORPORATE FINANCE

ORBIS SA

ul. Bracka 16
00-028 Warszawa, Polska
Tel.: (+48 22) 829 39 39
Fax: (+48 22) 827 33 01
E-mail: orbissa@orbis.pl

Infolinia:
0 801 606 606, 0 502 805 805
www.orbis.pl, www.orbisonline.pl

zarejestrowana w Sądzie Rejonowym
dla m.st. Warszawy,
XII Wydział Gospodarczy,
KRS Rejestr Przedsiębiorców 0000022622,
kapitał zakładowy: 92.154.016 zł
(wpłacony w całości),
NIP 526-025-04-69,
Nr konta: BH S.A. I O/W-wa
04 1030 1508 0000 0005 0301 6001

Sofitel
Novotel
Mercure
Ibis
Orbis Hotels
Etap

**United States Securities
and Exchange Commission
Washington D.C. 20549
USA**

Ref.: 82-5025

Dear Sirs,

Please find enclosed the text of interim consolidated financial statements of Orbis Capital Group together with interim condensed financial statements of Orbis S.A. for the period from January 1, 2008 to June 30, 2008.

Best regards

Marcin Szewczykowski
Member of the Management Board

PROCESSED
OCT 10 2008 SA
THOMSON REUTERS

10/8

Capital Group Orbis

CONSOLIDATED AND STANDALONE INTERIM FINANCIAL STATEMENTS

as at June 30, 2008

Orbis

Capital Group Orbis

President's letter

Orbis

Warsaw, September 5th 2008

Ladies and Gentlemen,

Orbis Capital Group has recorded a solid first half of 2008 increase in sales by 3% and achieved to maintain, despite it was a period of profound transformation, a similar EBITDA indicator in comparison with the first 6 months of 2007. The net result of the Orbis Capital Group has been decreased due to the deterioration of financial figures in Orbis Travel, actually undergoing a significant restructuring process, and Orbis Transport, under profound transformation with possible sale of the bus transportation business segment that has lost its strategic meaning for the Group (nevertheless, Orbis Capital Group show off a stable financial outlook for the future).

In view of scale of the business, the most considerable impact is exerted by the Orbis Hotel Group, reporting a 2,9% sales growth for the first half of 2008 and an EBITDA indicator improvement by 7,6%. These strong figures were generated even though the hotel base was reduced in comparison to that in the 1st half of 2007 by the closed and sold hotels. If sales were compared excluding the closed hotels, the increase would amount to 6,6% for the first 6 months of 2008 of the Hotel Group. Orbis Hotel Group higher EBITDA generation in 1st half of the year is due to the enlargement of the economic hotels portfolio (two newly built Etap hotels were rendered operative) and implementation of yield management policy in sales and distribution.

Although we may see a worrying negative trend in demand for hotel services in the 3rd quarter of the year, due mainly to the global financial crisis and the slowdown in the US economy, which may impact the results of 2008, we strongly believe that Orbis Hotel Group strategy, focused on accelerated development of the network of hotels under Ibis and Etap brands, will improve the Orbis business profile in a longer perspective.

Sincerely yours,

Jean-Philippe Savoye
President of the Management Board
& CEO

Capital Group Orbis

Independent registered auditor's report on the review of the interim consolidated financial statements as at June 30, 2008

Orbis

Deloitte.

Deloitte Audyt Sp. z o.o.
z siedzibą w Warszawie
ul Piękna 18
00-549 Warszawa
Polska

Tel.: +48 22 511 08 11, 511 08 12
Fax: +48 22 511 08 13
www.deloitte.com/pl

INDEPENDENT AUDITOR'S REPORT ON THE REVIEW OF CONSOLIDATED FINANCIAL STATEMENTS FOR THE PERIOD FROM 1 JANUARY 2008 TO 30 JUNE 2008

To the Shareholders and Supervisory Board of the Orbis Capital Group

I. We have reviewed the consolidated financial statements of the Orbis Capital Group, with Orbis S.A. with registered office in Warsaw, ul. Bracka 16 acting as the parent, including:

- consolidated balance sheet prepared as of 30 June 2008, with total assets and liabilities plus equity of PLN 2,468,271 thousand;
- consolidated income statement for the period from 1 January 2008 to 30 June 2008, disclosing a net profit of PLN 20,373 thousand;
- statement of changes in consolidated equity for the period from 1 January 2008 to 30 June 2008, disclosing an increase in equity of PLN 1,645 thousand;
- consolidated cash flow statement for the period from 1 January 2008 to 30 June 2008, showing a cash outflow of PLN 34,966 thousand;
- additional information and explanations.

II. Fairness, correctness and clarity of information included in the consolidated financial statements are the responsibility of the Management Board of the parent of the Orbis Capital Group. Our responsibility was to review these consolidated financial statements.

The consolidated financial statements of the Orbis Capital Group for the six month period ended 30 June 2008 include the financial data of 10 subsidiaries consolidated in line with the full method and one associate consolidated in line with the equity method. The financial statements of the subsidiaries were subject to a review by entities authorized to audit financial statements.

III. Except for the issue referred to in the next paragraph, we conducted the review in line with applicable Polish regulations and auditing standards issued by the National Council of Statutory Auditors. These standards require to plan and conduct the review in such a way as to obtain reasonable assurance that the consolidated financial statements are free of material misstatements. Our review was conducted mainly based on an analysis of data included in the consolidated financial statements, the examination of consolidation documentation as well as information provided by the Management Board and the financial and accounting personnel of the parent. The scope and methodology of a review of consolidated financial statements are substantially different from an audit. It is not an objective of the review to express an opinion on the fairness, correctness and clarity of the consolidated financial statements. Therefore, no such opinion is issued.

IV. In 2002 the Capital Group sold hotels with the carrying value of PLN 98,805 thousand to a financial institutions, disclosing a profit on sales in the amount of PLN 30,091 thousand. The hotels were subsequently used based on lease agreements, treated by the Group as operating leases. As at the date of the review we were unable to assess unambiguously whether the aforementioned agreements were correctly classified as operating leases in line with IAS 17 and, consequently, we are incapable of conforming whether the Group's treatment of the above lease agreements is correct in the consolidated financial statements.

V. As stated in Note 1.2. of the additional information and explanations, as at the preparation date of the first financial statements in line with the International Financial Reporting Standards, the Management Board of the parent considered various interpretations with respect to IAS 17 and decided that land perpetual usufruct titles received free of charge as a result of privatization of the Capital Group entities ought to be recognized in the balance sheet at values determined by independent measurement.
As at 30 June 2008 and 30 June 2007 the net value of the aforementioned titles presented under fixed assets amounted to PLN 339,578 thousand and PLN 346,863 thousand, respectively, and under investment property PLN 30,500 thousand and PLN 39,664 thousand, respectively (the amount of PLN 8,506 thousand was recognized as non-current assets available for sale as at 30 June 2007). Additionally, as at 30 June 2008 and 30 June 2007 the Group created a provision for deferred tax related to the titles received free of charge in the amount of PLN 70,315 thousand and PLN 73,440 thousand, respectively. In our opinion, due to the fact that the ownership title is not transferred to the Group upon contract termination, in line with IAS 17 such rights are regarded as operating lease and ought to be disclosed in off-balance sheet records. Had the land perpetual usufruct titles received free of charge not been recognized in the balance sheet, the financial result for the six month period ended 30 June 2008, including deferred tax, would have been higher by PLN 2,150 thousand, whereas the previous year profit/loss as at 30 June 2008 and 31 December 2007 would have been lower by PLN 301,913 thousand and PLN 305,858 thousand, respectively. In a similar way, the financial result for the six month period ended 30 June 2007 would have been PLN 1,972 thousand higher and the previous year profit/loss as at 30 June 2007 would have been lower by PLN 315,058 thousand.
Additionally, under property, plant and equipment the Group recognized land perpetual usufruct titles acquired for consideration, which amounted to PLN 47,325 thousand as at 30 June 2008 and PLN 48,022 thousand as at 30 June 2007. In our opinion, in line with IAS 17 the aforementioned titles should be classified as operating leases, whereas the value of payment ought to be recognized under long-term prepayments and settled over time.

VI. Except for the effects of adjustments regarding classification of land perpetual usufruct titles described in point V above as well as the potential effects of issues related to classification of hotel lease agreements described in point IV above, our review did not identify a need to introduce other significant changes to the attached consolidated financial statements so that they would provide a fair and clear view of the financial and economic position of the Orbis Capital Group as at 30 June 2008 and its financial result for the period from 1 January 2008 to 30 June 2008, in line with the International Financial Reporting Standards in the form approved by the European Union.

Maciej Krasoń
no. .10149/7512

represented by

Entity authorized to audit
financial statements entered under
number 73 on the list kept by the
National Council of Statutory Auditors

Warsaw, 5 September 2008

The above statement of statutory auditor is a translation from the original Polish version. In case of any discrepancies between the Polish and English version, the Polish version shall prevail.

Capital Group Orbis

Independent registered auditor's report on the review of the condensed interim financial statements as at June 30, 2008

Orbis

Deloitte.

Deloitte Audyt Sp. z o.o.
z siedzibą w Warszawie
ul Piękna 18
00-549 Warszawa
Polska

Tel.: +48 22 511 08 11, 511 08 12
Fax: +48 22 511 08 13
www.deloitte.com/pl

INDEPENDENT AUDITOR'S REPORT ON THE REVIEW OF SUMMARY INTERIM FINANCIAL STATEMENTS FOR THE PERIOD FROM 1 JANUARY 2008 TO 30 JUNE 2008

To the Shareholders and Supervisory Board of Orbis S.A.

We have reviewed the attached summary interim financial statements of Orbis S.A. with registered office in Warsaw, ul. Bracka 16, including:

- balance sheet prepared as at 30 June 2008, with total assets and liabilities plus equity of PLN 2,333,298 thousand;
- income statement for the period from 1 January 2008 to 30 June 2008, disclosing a net profit of PLN 47,885 thousand;
- statement of changes in equity for the period from 1 January 2008 to 30 June 2008, disclosing an increase in equity of PLN 29,454 thousand;
- cash flow statement for the period from 1 January 2008 to 30 June 2008, showing a cash outflow of PLN 20,498 thousand;
- additional information and explanations.

Fairness, correctness and clarity of information included in the summary interim financial statements are the responsibility of the Management Board of Orbis S.A. Our responsibility was to review these financial statements.

We have conducted the review in line with legal regulations valid in Poland and auditing standards issued by the National Council of Statutory Auditors. These standards require us to plan and conduct the review in such a way as to obtain reasonable assurance that the financial statements are free of material misstatements. Our review was conducted mainly based on an analysis of data included in the financial statements, the examination of the accounting records as well as information provided by the management and the financial and accounting personnel of the Company. The scope and methodology of a review of financial statements significantly differ from an audit, which is aimed at expressing an opinion on financial statements, therefore, no such opinion is being issued.

As stated in Note 1.2. of the additional information and explanations, as at the preparation date of the first financial statements in line with the International Financial Reporting Standards, the Management Board considered various interpretations with respect to IAS 17 and decided that land perpetual usufruct titles received free of charge as a result of the Company's privatization ought to be recognized in the balance sheet at values determined by independent measurement.
As at 30 June 2008 and 30 June 2007 the net value of the aforementioned titles presented under fixed assets amounted to PLN 289,509 thousand and PLN 316,410 thousand, respectively, and under investment property PLN 79,029 thousand and PLN 68,263 thousand, respectively (the amount of PLN 8,506 thousand was recognized as non-current assets available for sale as at 30 June 2007).

Additionally, as at 30 June 2008 and 30 June 2007 the Company created a provision for deferred tax related to the titles received free of charge in the amount of PLN 70,022 thousand and PLN 73,088 thousand, respectively. In our opinion, due to the fact that the ownership title is not transferred to the Company upon contract termination, in line with IAS 17 such rights are regarded as operating lease and ought to be disclosed in off-balance sheet records. Had the land perpetual usufruct titles received free of charge not been recognized in the balance sheet, the financial result for the six month period ended 30 June 2008, including deferred tax, would have been higher by PLN 1,969 thousand, whereas the previous year profit/loss as at 30 June 2008 and 31 December 2007 would have been lower by PLN 300,485 thousand and PLN 304,340 thousand, respectively. In a similar way, the financial result for the six month period ended 30 June 2007 would have been PLN 1,957 thousand higher and the previous year profit/loss as at 30 June 2007 would have been lower by PLN 313,542 thousand.
Additionally, under property, plant and equipment the Company recognized land perpetual usufruct titles acquired for consideration, which amounted to PLN 15,347 thousand as at 30 June 2008 and PLN 15,451 thousand as at 30 June 2007. In our opinion, in line with IAS 17 the aforementioned titles should be classified as operating leases, whereas the value of payment ought to be recognized under long-term prepayments and settled over time.

Except for the effects of the above adjustments with respect to classification of land perpetual usufruct titles, our review did not identify a need to introduce other significant changes to the attached summary interim financial statements so that they would provide a fair and clear view of the financial and economic position of Orbis S.A. as at 30 June 2008 and its financial result for the period from 1 January 2008 to 30 June 2008, in line with the International Financial Reporting Standards in the form approved by the European Union and applicable to interim financial reporting.

Maciej Krasoń
no. 10149/7512

represented by

Entity authorized to audit
financial statements entered under
number 73 on the list kept by the
National Council of Statutory Auditors

Warsaw, 5 September 2008

The above statement of statutory auditor is a translation from the original Polish version. In case of any discrepancies between the Polish and English version, the Polish version shall prevail.

Capital Group Orbis

Interim Consolidated Financial Statements
and Interim Stand-alone Condensed Financial Statements of Orbis S.A.
as at June 30, 2008

Orbis

The Consolidated Financial Statements of the Orbis Group for the period from January 1, 2008 to June 30, 2008

Warsaw, September 5, 2008

TABLE OF CONTENTS

CONSOLIDATED BALANCE SHEET

as at June 30, 2008

Assets	Note	balance as at June 30, 2008	balance as at December 31, 2007	balance as at June 30, 2007
Non-current assets		**2 173 202**	**2 109 658**	**2 048 564**
Property, plant and equipment	9	2 009 483	1 946 060	1 880 970
Intangible assets, of which:	10	110 707	110 640	109 883
- goodwill		108 328	108 328	107 708
Investment in an associated company consolidated using the equity method of accounting	11	8 346	8 067	9 666
Available-for-sale financial assets	15	1 970	547	662
Other financial assets	16	2 104	3 640	4 529
Investment property	17	39 233	39 736	41 500
Other long-term investments	18	552	552	552
Deferred income tax assets	5	807	416	802
Current assets		**280 512**	**246 897**	**265 636**
Inventories	19	11 801	9 403	11 539
Trade receivables	20	102 199	60 625	83 028
Income tax receivables	20	52	692	46
Other short-term receivables	20	95 074	62 839	72 056
Financial assets at fair value through profit or loss	21	0	6 986	0
Cash and cash equivalents	22	71 386	106 352	98 967
Non-current assets held for sale	9	**14 557**	**10 745**	**17 161**
Total assets		**2 468 271**	**2 367 300**	**2 331 361**

CONSOLIDATED BALANCE SHEET, continued

as at June 30, 2008

Equity and Liabilities	Note	balance as at June 30, 2008	balance as at December 31, 2007	balance as at June 30, 2007
Total equity		**1 801 972**	**1 800 327**	**1 671 277**
Capital and reserves attributable to equity holders of the Company	23	**1 800 409**	**1 798 484**	**1 669 947**
Share capital		517 754	517 754	517 754
Other capital		133 333	133 333	133 333
Foreign currency translation reserve		(1 145)	(848)	(675)
Retained earnings		1 150 467	1 148 245	1 019 535
Minority holdings		**1 563**	**1 843**	**1 330**
Non-current liabilities		**330 171**	**297 857**	**341 205**
Borrowings	24	233 923	188 904	230 888
Deferred income tax liability	5	56 460	66 827	65 016
Other non current liabilities	25	4 171	5 994	8 339
Provision for pension and similar benefits	29	35 596	36 111	36 911
Provisions for liabilities	26	21	21	51
Current liabilities		**336 128**	**269 116**	**318 879**
Borrowings	24	93 697	87 315	92 623
Trade payables	27	80 752	93 002	91 006
Current income tax liabilities	27	4 976	7 981	3 849
Other current liabilities	27	147 541	71 284	123 765
Provision for pension and similar benefits	29	6 420	6 906	5 805
Provisions for liabilities	26	2 742	2 628	1 831
Total equity and liabilities		**2 468 271**	**2 367 300**	**2 331 361**

CONSOLIDATED INCOME STATEMENT

for 6 months ended on June 30, 2008

	Note	1 st half of 2008	1 st half of 2007
Net sales of services	4.1	550 117	533 507
Net sales of products, merchandise and raw materials	4.1	2 083	2 854
Cost of services, products, merchandise and raw materials sold	4.3	(410 427)	(390 123)
Gross profit on sales		**141 773**	**146 238**
Other operating income	4.2	5 472	11 926
Distribution & marketing expenses	4.3	(27 196)	(27 870)
Overheads & administrative expenses	4.3	(79 008)	(84 346)
Other operating expenses	4.5	(6 141)	(7 759)
Operating profit		**34 900**	**38 189**
Financial income	4.6	0	30
Financial expenses	4.6	(9 393)	(7 862)
Share in net profits of subsidiaries, affiliates and associated companies	11	279	1 677
Profit before tax		**25 786**	**32 034**
Income tax expense	5	(5 413)	(6 763)
Net profit for the period		**20 373**	**25 271**
Ascribed to:			
Shareholders of the controlling company		20 653	25 658
Minority shareholders		(280)	(387)
		20 373	**25 271**
Profit per common share (in PLN)			
Profit per share attributable to the equity holders of the Company for the period	7	0,45	0,56

Total profit for the period relates to continued operations.

CONSOLIDATED STATEMENT OF CHANGES IN SHAREHOLDERS' EQUITY

for 6 months ended on June 30, 2008

	Note	Share capital	Other capital	Foreign currency translation reserve	Retained earnings	Minority interests	Total
		Capital attributable to equity holders of the Company					
Twelve months ended on December 31, 2007							
Balance as at January 1, 2007		517 754	133 333	(628)	1 009 544	1 717	1 661 720
- profit (loss) for the financial year		0	0	0	154 368	(249)	154 119
- translation differences on consolidation		0	0	(220)	0	0	(220)
- others		0	0	0	0	375	375
Total recognised income		0	0	(220)	154 368	126	154 274
dividends		0	0	0	(15 667)	0	(15 667)
Balance as at December 31, 2007	23	517 754	133 333	(848)	1 148 245	1 843	1 800 327
Six months ended on June 30, 2007							
Balance as at January 1, 2007		517 754	133 333	(628)	1 009 544	1 717	1 661 720
- profit (loss) for the period		0	0	0	25 658	(387)	25 271
- translation differences on consolidation		0	0	(47)	0	0	(47)
Total recognised income		0	0	(47)	25 658	(387)	25 224
dividends		0	0	0	(15 667)	0	(15 667)
Balance as at June 30, 2007	23	517 754	133 333	(675)	1 019 535	1 330	1 671 277
Six months ended on June 30, 2008							
Balance as at January 1, 2008		517 754	133 333	(848)	1 148 245	1 843	1 800 327
- profit (loss) for the period		0	0	0	20 653	(280)	20 373
- translation differences on consolidation		0	0	(297)	0	0	(297)
Total recognised income		0	0	(297)	20 653	(280)	20 076
dividends		0	0	0	(18 431)	0	(18 431)
Balance as at June 30, 2008	23	517 754	133 333	(1 145)	1 150 467	1 563	1 801 972

CONSOLIDATED CASH FLOW STATEMENT

for 6 months ended on June 30, 2008

	Note	1 st half of 2008	1 st half of 2007
OPERATING ACTIVITIES			
Profit before tax		**25 786**	**32 034**
Adjustments:		**72 870**	**79 603**
Share in net profit /loss of companies consolidated using the equity method of accounting	11	(279)	(1 677)
Depreciation and amortization	4.3	84 917	81 702
(Gain) loss on foreign exchange differences		(275)	(415)
Interests		9 310	7 871
Profit/loss on investing activity		(702)	841
Change in receivables	36	(79 870)	(55 222)
Change in current liabilities, excluding borrowinç	36	63 015	53 720
Change in provisions	26, 29	(887)	(1 286)
Change in inventories	19	(2 398)	(2 351)
Other adjustments	36	39	(3 580)
Cash from operating activities		**98 656**	**111 637**
Income tax paid		(18 612)	(10 373)
Net cash flow from operating activities		**80 044**	**101 264**
INVESTING ACTIVITIES			
Proceeds from sale of property, plant and equipment and intangible assets		9 906	6 224
Proceeds from sale of short-term securities		17 983	33 176
Interests received		17	35
Other investing income		0	9
Purchase of property, plant and equipment and intangible assets		(170 595)	(114 960)
Purchase of related entities		(1 242)	(819)
Purchase of short-term securities		(10 983)	(33 100)
Net cash flow from investing activities		**(154 914)**	**(109 435)**
FINANCING ACTIVITIES			
Proceeds from borrowings		70 013	8 301
Other financial income		0	2
Repayment of borrowings		(20 303)	(231)
Interest payment		(8 252)	(6 678)
Financial lease payments		(1 406)	(1 305)
Other financial cash flow		(148)	(198)
Net cash flow from financing activities		**39 904**	**(109)**
Change in cash and cash equivalents		**(34 966)**	**(8 280)**
Cash and cash equivalents at the beginning of period		**106 352**	**107 247**
Cash and cash equivalents at the end of period		**71 386**	**98 967**
of which those with restricted availability		4 145	0

1. BACKGROUND

1.1 GENERAL INFORMATION

The core business operations of the Orbis Group comprise hotel, tourist and transport activities.
The Group's Parent Company is **Orbis S.A.** having its corporate seat in Warsaw, Poland, at Bracka 16, street, 00-028 Warsaw, entered into the Register of Businesses maintained by the District Court in Warsaw, XII Business Department of the National Court Register with the number KRS 22622. According to the Polish Classification of Business Activity [PKD], the Company's business operations are classified under section H, item 5510Z. In accordance with the classification of the Warsaw Stock Exchange, the Company's operations are classified as miscellaneous services. Orbis S.A. is Poland's largest hotel company. It employs 3.2 thousand persons and operates a network of 42 hotels (8,399 rooms as at June 30, 2008) in 27 major cities, towns and resorts in Poland and manages 2 other hotels. The hotels of the Company operate under Sofitel, Novotel, Mercure, Holiday Inn and Orbis Hotels brands. In addition, the Company owns 5 hotels of Etap brand, which are operated by its subsidiary, Hekon-Hotele Ekonomiczne S.A.
Orbis S.A. leads the Orbis Group which is formed of companies from the hotel, tourist and transport sectors (The Group's composition is presented in point 1.4.1 of these financial statements). Along with its subsidiaries: Hekon - Hotele Ekonomiczne S.A., Polskie Biuro Podróży Orbis Sp. z o.o. and Orbis Transport Sp. z o.o., Orbis S.A. forms the largest tourist and hotel group in Poland and Central Europe.

Hekon – Hotele Ekonomiczne S.A. operates Poland's largest network economy hotels: 8 Ibis hotels, 5 Etap hotels, two Novotels and one Mercure hotel. The Company's hotels offer in aggregate 2,289 rooms in 8 towns in Poland. Also, the Company operates the Novotel Vilnius in Lithuania through its subsidiary UAB Hekon.
Polskie Biuro Podróży Orbis Sp. z o.o. running its activities under the business name of Orbis Travel is the largest Polish travel agent: a major organizer of foreign outgoing and incoming tourism and domestic traffic. In addition, the company specializes in business travel services and acts as an agent in the sales of transport tickets.
Orbis Transport Sp. z o.o. is a major Polish carrier in the international coach connections segment and is among the leading companies on the short-term and long-term car rental market. The car rental activity is pursued on the basis of license agreements with Hertz Rent a Car and Hertz Lease.

These consolidated financial statements of the Group for the first half of 2008 comprise the Parent Company and its subsidiaries (jointly named the "Orbis Group" or the "Group").

The consolidated financial statements have been prepared on the assumption that the Parent Company and Group companies will continue as a going concern in the foreseeable future. When preparing the consolidated financial statements, estimates and judgments concerning the future were made. These estimates and judgments are described in note 2.4.

The Management Board of the Parent Company is of the opinion that presently there exist no circumstances which would indicate a threat to the Group's ability to continue as a going concern (additional information in point 31.6).

The main accounting policies applied in preparing the consolidated financial statements are set out below. These policies have been consistently applied to all years presented in the financial statements.

The financial statements of the companies forming the Group are recognized in the currency of the primary economic environment in which the companies operate (the "functional currency"). The consolidated financial statements are presented in Polish zloty (PLN) which is the presentation and functional currency of the Parent Company.

All financial figures are quoted in PLN thousand, unless otherwise stated.

(all amounts are quoted in PLN thousands, unless otherwise stated)

1.2 STATEMENT OF COMPLIANCE

On February 10, 2005, the Extraordinary General Meeting of Shareholders of the Parent Company Orbis S.A. was held. The General Meeting passed a resolution on preparation of financial statements of Orbis S.A. in accordance with International Financial Reporting Standards (IFRS) as from January 1, 2005.

The attached financial statements have been prepared in accordance with the International Financial Reporting Standards as approved by the European Union, issued and effective as of the day of these financial statements.

As regards the accounting for the rights obtained to perpetual usufruct of land, the Management Board has considered various interpretations of IAS 17 available on the market and concluded that the rights to perpetual usufruct of land obtained as a result of an administrative decision should be recognized in the balance sheet at the amounts resulting from an independent valuation.

The Group's hotel properties (i.e. cash generating units) also include land as it is necessary to generate the hotels' results and cash flows. Hence, land constitutes part of the fair value of real property.

Certain rights to perpetual usufruct of land have been purchased by the Group and initially recognized at purchase price (at market value). The Group received other rights from the State as part of hotel properties. At the purchase date, Orbis S.A. did not divide the value of properties received into components but presented the entire amount under the „Buildings and structures" item of tangible assets and applied the rate of depreciation corresponding to the useful life of the building.

The value of rights obtained to perpetual usufruct of land recognized in the balance sheet amounted to PLN 370,078 thousand as at June 30, 2008, PLN 372,874 thousand as at December 31, 2007 and PLN 386,527 thousand as at June 30, 2007.

The value of deferred income tax liability concerning these rights amounted to PLN 70,315 thousand as at June 30, 2008, PLN 70,846 thousand as at December 31, 2007 and PLN 73,440 thousand as at June 30, 2007.

1.3 BASIS OF PREPARATION OF THE CONSOLIDATED FINANCIAL STATEMENTS

The consolidated financial statements present balance sheet figures as at June 30, 2008 and comparative figures as at December 31, 2007 and as at June 30, 2007, statement of changes in equity for the first half of 2008 and for 2007, and the first half of 2007, income statement and cash flow statement covering figures for the first half of 2008 and comparative figures for the first half of 2007, as well as explanatory notes to the above specified financial statements.

The preparation of financial statements in conformity with IFRS requires the use of certain critical accounting estimates. The Management Board is also required to exercise its judgment in the process of applying the Group's accounting policies. The areas involving a higher degree of complexity or judgment, or areas where assumptions and estimates are significant to the consolidated financial statements as a whole are disclosed in the notes to the consolidated financial statements.

These consolidated financial statements were approved by the Management Board on September 5, 2008.

(all amounts are quoted in PLN thousands, unless otherwise stated)

1.4 ORBIS GROUP

1.4.1 Companies forming the Group and the Group's associates

Orbis S.A. is the Group's Parent Company.

The below-presented data concern share of equity, share of voting rights at the general meeting and core business operations of subsidiaries and associates in which Orbis S.A. holds interests.

Companies forming the Group and the Group's associates

Company name	% of share capital	Country of registration	% of votes at the GM	Business operations
		SUBSIDIARIES		
Hekon Hotele Ekonomiczne S.A.	directly 100,00 %	Poland	directly 100,00 %	hotel and food&beverage
Wioska Turystyczna Wilkasy Sp. z o.o.	directly 100,00 %	Poland	directly 100,00 %	hotel and food&beverage
Orbis Transport Sp. z o.o.	directly 98,88 % indirectly 0,17%	Poland	directly 98,88 % indirectly 0,17%	transport
PBP Orbis Sp. z o.o.	directly 95,08 %	Poland	directly 95,08 %	tourism
Orbis Kontrakty Sp. z o.o.	directly 80,00 % indirectly 20,00 %	Poland	directly 80,00 % indirectly 20,00 %	organization of purchases
UAB Hekon	indirectly 100,00 %	Lithuania	indirectly 100,00 %	hotel and food&beverage
PKS Tarnobrzeg Sp. z o.o.	indirectly 99,05 %	Poland	indirectly 99,05 %	transport
PKS Gdańsk Sp. z o.o.	indirectly 99,05 %	Poland	indirectly 99,05 %	transport
AutoOrbisBus Sarl	indirectly 99,05 %	France	indirectly 99,05 %	promotion and communication
Inter Bus Sp. z o.o.	indirectly 99,05 %	Poland	indirectly 99,05 %	coach transport
Capital Parking Sp. z o.o.	indirectly 99,05 %	Poland	indirectly 99,05 %	rental of parking lots
Orbis Polish Travel Bureau Inc.	indirectly 95,08 %	USA	indirectly 95,08 %	travel agent
Przedsiębiorstwo Miejskiej Komunikacji Samochodowej Sp. z o.o.	indirectly 59,43 %	Poland	indirectly 59,43 %	city transport
		ASSOCIATES		
Orbis Casino Sp. z o.o.	directly 33,33 %	Poland	directly 33,33 %	games of chance

(all amounts are quoted in PLN thousands, unless otherwise stated)

1.4.2 Non-consolidated companies

Certain subsidiaries and associates that are not material to the total balance sheet and the financial result of the Group were not consolidated.
These companies are presented in the table below. Additional disclosures pertaining to the results of non-consolidated companies are provided in note 12 to the consolidated financial statements.
Interests in non-consolidated subsidiaries and associates are recognized in the consolidated financial statements at cost less impairment losses, while results of valuation are recognized through profit/loss.

Companies excluded from consolidation	% of share capital	% of net revenues of the Group	% of balance sheet total of the Group	% of net profit of the Group	% of equity of the Group
	Subsidiaries				
Wioska Turystyczna Wilkasy Sp. z o.o.	100,00%	0,10	0,18	(1,17)	0,17
AutoOrbisBus Sarl	99,05%	0,02	0,00	(0,70)	(0,02)
PMKS Sp. z o.o.	59,43%	0,31	0,08	(1,55)	0,04
TOTAL		0,43	0,26	(3,42)	0,19

1.4.3 Changes in the Group's structure and their effect, including business combinations, acquisition and disposal of subsidiaries as well as long-term investments

In the reporting period, the following changes took place in the companies forming the Orbis Group:

1. **PMKS Sp. z o.o.** – on June 18, 2008, PKS Tarnobrzeg Sp. z o.o. acquired 1,058 shares in the company Przedsiębiorstwo Miejskiej Komunikacji Samochodowej Sp. z o.o. (PMKS Sp. z o.o.) with nominal value of PLN 1,058,000.00, which constitutes 60% of the company's share capital. On June 25, 2008 as a result of increase of the share capital of PMKS Sp. z o.o., PKS Tarnobrzeg Sp. z o.o. took up 1,000 new shares in the company with nominal value of PLN 1,000.00 each. As a result of the acquisition, PKS Tarnobrzeg sp. z o.o. holds 2,058 shares in share capital of PMKS Sp. z o.o., which constitutes 71.5% of shares in the share capital. The capital increase has not yet been registered by the National Court Register (KRS).

- **Orbis Polish Travel Bureau Inc.**- on April 23, 2008 PBP Orbis Sp. z o.o. purchased 7 ½ shares of Orbis Travel Bureau Inc. of New York, as a result of which the share of PBP Orbis Sp. z o.o. in equity of Orbis Travel Bureau Inc. increased to 100%. On May 21, 2008 the company PBP Orbis Sp. z o.o. concluded a sales agreement governing sale of all shares of its subsidiary Orbis Polish Travel Bureau Inc. with its seat in New York. The transaction was closed on July 25, 2008.

1.4.4 Information about events in the Group

1. **Capital Parking Sp. z o.o.** – registration in the National Court Register (KRS) on January 22, 2008, the increase of share capital to PLN 553,000.00 through creation of 106 new shares with nominal value of PLN 500 per share. All newly created shares were taken up by the sole shareholder, Orbis Transport Sp. z o.o.

2. **PKS Gdańsk Sp. z o.o.** - registration in the National Court Register (KRS) on March 28, 2008, of an increase to PLN 15,200 thousand of the company's share capital. 1,460 new shares, of PLN 500 each (sum total PLN 730 thousand) were taken up by the shareholder Orbis Transport Sp. z o.o. in exchange for a contribution in king of 2 coaches.

(all amounts are quoted in PLN thousands, unless otherwise stated)

3. **Inter Bus Sp. z o.o.** – increase on June 30, 2008 of the share capital of Inter Bus Sp. z o.o. from PLN 51 thousand to PLN 460 thousand by the creation of 818 new shares with nominal value of PLN 500 each. All new shares were taken up by Orbis Transport Sp. z o.o. for a cash contribution made on July 1, 2008.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

2.1 ACCOUNTING POLICIES OF THE GROUP

1. Related parties

1.1. Subsidiaries

Subsidiaries are all entities over which the Group has the power to govern the financial and operating policies, generally accompanying a shareholding of more than one half of the voting rights. Existence and the effect of potential voting rights that are exercised or convertible is taken into consideration to determine if the Group controls an enterprise.

Subsidiaries are consolidated from the date on which the Group took control. They are de-consolidated from the date this control ceases.

Acquisitions of subsidiaries by the Group are recognized by the use of the purchase method.

The cost of acquisition is set at fair value of transferred assets, issued equity instruments, and drawn or accepted liabilities as at the exchange date plus costs that can be directly attributed to the acquisition transaction. Identifiable assets and liabilities, and contingent liabilities acquired by way of business combination are measured upon the initial recognition at their fair value as at the acquisition date regardless of any minority interests. Any surplus of the cost of acquisition over the fair value of the Group's share of identifiable, acquired net assets is recognized as goodwill. If the cost of acquisition is lower than fair value of the Group's share of net assets of the acquired subsidiary, the difference is directly recognized in the income statement.

Financial statements of subsidiaries are adjusted, if necessary, in order to unify the subsidiaries' accounting policies with the Group's accounting policies.

Intragroup transactions, balances and unrealized gains arising from transactions between the Group's companies are eliminated. Unrealized losses are also eliminated unless a transaction causes impairment of a transferred asset.

The value of interests held by the parent and other consolidated companies in subsidiaries that represents the share of the parent and other consolidated companies of the Group in subsidiaries is also eliminated.

1.2. Associates

Associates include all entities over which the Group has significant influence but not control, i.e., usually the group holds 20% to 50% of associates' voting rights. Investments in associates are recognized under the equity method and are initially recognized at cost.

The Group's investments in associates include goodwill (less cumulated impairment) as at the acquisition date.

If the Group's share of profits or losses of an associate equals or exceeds its interest in the associate, including other unsecured receivables, the Group does not recognize any further losses, unless it has incurred obligations or made payments on behalf of the associate.

Unrealized profits from transactions between the Group and its associates are eliminated proportionately to the amount of the Group's interest in the associates. Unrealized losses are also eliminated, unless the transaction provides evidence that the transferred asset has been impaired.

Where necessary, accounting policies of associates were adjusted in order to maintain consistency with the Group's accounting policies.

2. Transactions and minority interests

The Group applied a policy of treating transactions with minority interests as transactions with third parties external to the Group. Disposals to minority interests result in gains and losses for the Group that are recorded in the income statement. Purchases of shares from minority interests result in goodwill, being the difference between any consideration paid and the relevant share acquired of the carrying value of net assets.

3. Foreign currency transactions

The consolidated financial statements are prepared in the Polish zloty (PLN), which is the functional currency of the Parent Company.
Figures from the balance sheet and the income statement prepared in Lithuanian litas (LTL) by the consolidated company UAB Hekon seated on the territory of Lithuania and figures from the balance sheet and the income statement prepared in American dollars (USD) by the consolidated company Orbis Polish Travel Bureau seated in the United States of America have been converted into the Polish currency at the average exchange rate quoted by the National Bank of Poland as at June 30, 2008, as at Dec. 31, 2007 and as at June 30, 2007 accordingly (assets and liabilities) and at the exchange rate being the arithmetic mean of average exchange rates quoted by the National Bank of Poland at the day ending each month of the financial year (income statement). All resulting foreign exchange differences are recognized as a component of equity.

3.1. Transactions and balances

Foreign currency transactions are translated into the functional currency using the exchange rates prevailing at the dates of the transactions, using the following methodology:

- sales of foreign currency and payment of receivables – at the foreign currency purchase rate applicable by the bank rendering its services to the Group;
- purchase of foreign currency and payment of liabilities – at the foreign currency sales rate applicable by the bank rendering its services to the Group;
- other transactions – at the average foreign currency exchange rate published by the National Bank of Poland.

Foreign exchange gains and losses resulting from the settlement of foreign currency transactions and from the translation of year-end exchange rates of monetary assets and liabilities are recognized in the income statement.

4. Property, plant and equipment

Property, plant and equipment are initially recognized at cost of purchase or manufacture.

As at the balance sheet date, property, plant and equipment are measured at cost, less accumulated depreciation charges and impairment losses.

(all amounts are quoted in PLN thousands, unless otherwise stated)

Rights to perpetual usufruct of land purchased from third parties are presented at cost less depreciation charges calculated based on the term of the perpetual usufruct agreement.

Rights to perpetual usufruct of land obtained from the local administrative authorities free of charge as a result of administrative decisions are recognized in the consolidated financial statements at fair value, on the basis of an expert's valuation. These rights are depreciated over the term of the agreement, i.e. for the maximum period of 99 years. The applied approach is substantiated in point 1.2 of the part "Background" of the consolidated financial statements.

Subsequent costs are included in the asset's carrying amount or recognized as a separate asset, as appropriate, only when it is probable that future economic benefits associated with the item will flow to the Group and the cost of the item can be measured reliably. All other repairs and maintenance are charged to the income statement during the financial period in which they were incurred.

In case a part of PP&E is replaced, cost of the replacement part of the asset is included in the asset's carrying amount; at the same time the carrying amount of the replaced part is eliminated from the balance sheet regardless of whether it was separately depreciated, and is recognized in the income statement.

Costs of borrowings incurred to finance the construction of new, and reconstruction of existing, hotel buildings, and related exchange differences, less income from foreign exchange gains, are recognized directly in the income statement at the time at which they were incurred.

Depreciation commences at the date when an asset becomes available for use. Depreciation is completed when an asset is designated for sale in accordance with IFRS 5, or eliminated from the balance-sheet.

Gains and losses on the disposal of PP&E amounting to the difference between proceeds from the sale and the carrying amount of the disposed PP&E are recognized in the income statement.

Assets under construction are measured at cost. In the event an asset under construction is impaired, an impairment loss is recognized to equalize its value with the recoverable amount.

Land is not depreciated. Depreciation on currently used components of property, plant and equipment is calculated using the straight-line method over their estimated useful lives, i.e.:

Rights to perpetual usufruct of land – to 99 years,
Buildings and structures – from 30 to 50 years,
Building's components – from 7 to 25 years,
Civil and marine engineering objects – to 20 years,
Plant and machinery – from 2 to 25 years,
Vehicles – from 4 to 5 years,
Tools, devices and equipment – from 5 to 15 years.

5. Intangible assets

5.1. Goodwill

Goodwill represents the excess of the cost of an acquisition over the fair value of the Group's share of identifiable assets, liabilities and contingent liabilities of the acquired entity at the date of acquisition. Goodwill arising on the acquisition of an associate is recognized in the balance sheet under the line "Investments in associates consolidated using the equity method".

Gains and losses on the disposal of a subsidiary or an associate include the carrying amount of goodwill relating to the entity sold.

Goodwill is not amortized but is annually tested for impairment and whenever there occur indications that the entity to which goodwill is attributed may have been impaired, an impairment loss is recognized.

Goodwill is carried in the balance sheet at cost less impairment losses. Possible impairment is recognized in the income statement and is not reversed in subsequent periods.

5.2. Other intangible assets

Other intangible assets presented in the financial statements were measured at cost, net of accumulated amortization charges calculated in accordance with rates reflecting their useful lives and net of impairment.

The method of amortization as well as the annual rate of amortization reflecting the anticipated useful life of a given assets component are determined as at the date of acquisition of an intangible asset.

The Group does not carry out any research or development. Costs of creation of WWW pages are recognized in expenses by nature, i.e. in marketing costs.

Amortization is calculated on the straight-line basis throughout the estimated useful life of a given asset, i.e.:

Costs of completed development – 3 years,
Permits, patents, licenses and similar – from 2 to 5 years,
Copyright and related proprietary rights – 2 years.

6. Impairment of assets

Goodwill is not amortized but it is annually tested for impairment and whenever events or circumstances indicate that its carrying amount may not be recoverable.

Assets that are subject to depreciation are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. An impairment loss is recognized for the amount by which the asset's carrying amount exceeds its recoverable amount.

At each balance sheet date, the Group assesses whether there exist indications that any of the assets may have been impaired. Property, plant and equipment as well as goodwill are tested for impairment by way of testing individual cash-generating units (the smallest identifiable group of assets that generates cash inflows that are largely independent of the cash inflows from other assets or groups of assets). Each and every hotel has been deemed to be a cash-generating unit within the meaning of IAS 36.

As regards the valuation of goodwill and tangible assets at the disposal of the Head Office of the Parent Company, the entire company is regarded as the cash-generating unit.

According to IAS 36.23, in some cases estimates, averages and computational shortcuts may provide a reasonable approximation of the detailed computations of the value in use using the discounted cash flow method recommended in IAS 36. The Group decided to apply the method based on EBITDA as it is the method widely used in hotel industry.

The Group has adopted the EBITDA value (i.e. operating profit before depreciation charges and interest for individual cash-generating units) in order to calculate the value in use of the hotel for the purposes of an impairment test. The EBITDA value is the average of the current and preceding year's values. The established EBITDA value is further multiplied depending on the hotel's brand and its geographic location in accordance with the table below.

(all amounts are quoted in PLN thousands, unless otherwise stated)

The coefficient is subject to adjustment, if necessary due to the specific situation of the hotel.

Brand	Capital city	Large cities	Other towns
Sofitel	10.5	9.5	9.0
Novotel/Mercure	9.0	8.5	8.0
Ibis	8.5	8.0	7.5

The coefficient is adjusted depending on the condition of the entire economy, which has an impact on results attainable for the hotel market. Depending on the phase of the business cycle, the cyclic component may fluctuate from –1.5 to + 1.5.

The amount thus established is weighed against the income that could be generated in the case of sale of each of the cash-generating units, based on minimum market prices of hotel rooms, defined as 80% of the value of similar hotels on the French market or the value of land and rights to perpetual usufruct of land on which the hotel is situated, and against the carrying amount of the cash-generating unit. If the book value proves to be lower than the value of proceeds that may be derived from the sale of each unit or the multiple of the EBITDA, impairment is not recognized. Otherwise, impairment is calculated up to the said market value or the said multiple. If there are grounds to state that EBITDA does not fully reflect the hotel's actual potential, valuation may be prepared using DCF (discounted cash flow) method. This concerns, for example, newly opened hotels or hotels after thorough refurbishing.

At each balance sheet date, the Company assesses whether there exist indications that an impairment loss of a given component of property, plant and equipment, recognized in preceding periods, is needed or should be reduced. The Company assumes that a growth in the average EBITDA by more than 20% as compared to the preceding period represents one of the indications of a possible reduction of the impairment loss.

Possible impairment or reversal of impairment is recognized directly in the income statement. The net book value of property, plant and equipment and investment property arising from the reversal of an impairment loss should not exceed the amount that would have been determined if there had been no impairment.

7. Leases

Leases are classified as finance leases where terms and conditions of an agreement transfer substantially all the risks and rewards of ownership of an asset to the lessee. Leases in which a significant portion of the risks and rewards of ownership are retained by the lessor (the financing party) are classified as operating leases.

7.1. Finance lease

Assets used under a finance lease are treated as assets of the Company and measured at their fair value at the date of the inception of the lease, which is not higher however than the present value of the minimum lease payments.

Each lease payment is allocated between finance expenses and decreases in the balance of lease liabilities so as to achieve constant effective interest rate finance balance outstanding. Finance expenses are recognized directly in the income statement.

Tangible assets acquired under finance leases are depreciated, in accordance with principles of depreciation of non-current assets of the Company, over the shorter of the useful life of the asset or the lease term.

In the event assets are transferred to be held under finance lease, the present value of lease payments is recognized in receivables.

7.2. Operating lease

Payments made under operating leases are charged to the income statement on a straight-line basis over the term of the lease.

Rewards due and received as an incentive to execute an operating lease are recognized in the income statement on a straight-line basis over the term resulting from the lease.

Where specific terms of the lease indicate that lease payments will be calculated progressively over the term of the lease, annual payment installments are linearized.

8. Investment property

Investment property is defined as property treated as a source of income from rentals or held for expected capital appreciation. Investment property is initially recognized at cost including transaction costs. As at the balance sheet date the Company measures investment property at historical cost less depreciation charges and impairment, if any.

Investment property is subject to an annual impairment review which is also designed to identify events or changes indicating that carrying amount may not be recoverable.

Depreciation is calculated on the straight-line basis throughout the estimated useful life of a given asset, i.e.:

Rights to perpetual usufruct of land – to 99 years;
Buildings and structures – from 30 to 50 years,
Civil and marine engineering objects – to 20 years.

9. Other long-term investments

Other long-term investments include assets acquired by the Company to derive economic benefits, i.e. presently this item comprises works of art. As at the date of acquisition, other long-term investments are recognized at cost or purchase price, if the costs of execution and settlement of the transaction are insignificant.

As at the balance sheet date, long-term investments are carried at revalued amount. As regards works of arts, revalued amount is determined on the basis of specialist catalogues.

10. Inventories

Inventories are measured at cost comprising the cost of purchase, costs of conversion and other costs incurred in bringing inventories to their present location and condition. The weighted average cost is applied to measure the consumption of materials, raw materials and packaging.

As at the balance sheet date, inventories are stated at the lower of cost and net selling price. The net selling price is the estimated selling price realizable in the ordinary course of business, less applicable variable distribution expenses.

If an event resulting in impairment of inventories occurs in the financial year, inventories are written down. When the circumstances that previously caused inventories to be written down to below the cost of purchase or manufacture no longer exist, the written-down amount is eliminated so as to bring the new carrying amount to the lower of cost and the revalued net realizable value. Such a reversal of write-down is reported in the income statement.

11. Receivables and payables

As at the date of their initial recognition in the accounts, receivables and payables, save for those resulting from financial instruments and borrowings received, are measured at fair value.
Subsequently, they are measured at amortized cost, using the effective interest rate, less impairment. Impairment loss of trade receivables is established when there is objective evidence that the Company will not be able to collect all amounts due. The amount of impairment is the difference between the asset's carrying amount and the present value of estimated future cash-flows, discounted at the effective interest rate. The amount of impairment is recognized as expenses in the income statement.

Trade and other payables are recognized at amortized cost.

12. Borrowings

As at the date of their initial recognition in the accounts, receivables and payables, save for those resulting from financial instruments and borrowings received, are measured at fair value.
Subsequently, they are measured at amortized cost, using the effective interest rate, less impairment. Impairment loss of trade receivables is established when there is objective evidence that the Company will not be able to collect all amounts due. The amount of impairment is the difference between the asset's carrying amount and the present value of estimated future cash-flows, discounted at the effective interest rate. The amount of impairment is recognized as expenses in the income statement.

Borrowings are classified as current liabilities unless the Company has an unconditional right to defer the settlement of the liability for at least 12 months after the balance sheet date.

13. Financial instruments

13.1. Financial assets at fair value through profit or loss

Financial assets at fair value through profit or loss include:

- Available-for-sale financial assets. A financial asset is classified as available-for-sale if acquired principally for the purpose of selling in the short term,
- Financial assets designated as carried at fair value through profit or loss at inception.

Assets in this category are classified as current assets if they are either held for trading or are expected to be realized within 12 months of the balance sheet date. The Group classifies investments in securities to this category.

Assets are initially recognized on trade date, and derecognized in the balance sheet when the contractual rights to receive cash flows from a component of financial assets have expired or when a financial assets component has been transferred together with all risks and rewards of ownership of the assets component.

Financial assets at fair value through profit or loss are initially and subsequently at the balance sheet date, recognized at fair value.

13.2. Loans and receivables

Loans and receivables are non-derivative financial assets with fixed or determinable payments that are not quoted in an active market, other than those classified as financial assets at fair value through profit or loss or available for sale.
Assets are initially recognized on trade date, and derecognized in the balance sheet when the contractual rights to receive cash flows from a component of financial assets have expired or when a financial assets component has been transferred together with all risks and rewards of ownership of the assets component.
As at the date of the initial recognition, these assets are measured at fair value plus transaction costs.
As at the balance sheet date, these items are measured at amortized cost using the effective interest rate method.

13.3. Available-for-sale financial assets

Available-for-sale financial assets are non-derivative financial assets not classified as financial assets at fair value through profit or loss, loans and receivables and assets held to maturity.

Assets are initially recognized on trade date, and derecognized in the balance sheet when the contractual rights to receive cash flows from a component of financial assets have expired or when financial assets component has been transferred together with all risks and rewards of ownership of the asset.
As at the date of the initial recognition, these assets are measured at fair value plus transaction costs, while as at the balance sheet date they are recognized at fair value including impairment, directly in the revaluation reserve.

Gains and losses arising from changes in the fair value of the asset are presented directly in equity.

Available-for-sale assets include interests and shares in companies, other than subsidiaries and associates, not quoted in an active market, that represent short-term or long-term assets. If the fair value cannot be determined, these assets are measured at cost, net of impairment, and effects of measurement are recognized in the profit or loss.

13.4. Derivatives

Derivative financial instruments are recognized at the date when the Companies become a party to a binding agreement.
The Group uses derivative financial instruments to reduce the risk arising from changes in foreign exchange rates. These instruments do not represent hedging instruments.
As at the balance sheet date, derivative financial instruments are measured at fair value. Derivative financial instruments with fair value exceeding zero are treated as financial assets, while instruments with a negative fair value are treated as financial liabilities.
Gains and losses from derivative financial instruments are recognized respectively in financial income or expenses, and as cash flows from operating activities in the cash flow statement.

13.5. Embedded derivatives

Embedded derivatives are terms arising from an executed contract with the effect that all or some of the cash flows generated under the contract vary in a similar way to a stand-alone derivative. They represent part of the so-called host contracts.
Embedded derivatives should be separated from the host contract only if:

- the economic characteristics and risks of the host contract and of the embedded derivative are not closely related,
- a separate instrument with the same characteristics as the embedded derivative would meet the definition of a derivative, and
- the aggregate instrument is not measured at fair value, with changes in fair value being reported in profit or loss.

Derivative instruments are not recognized in contracts executed in currencies that are generally accepted for a given type of transaction, e.g. in lease contracts executed in a currency generally accepted for this type of transaction (USD, EUR).

14. Cash and cash equivalents

Cash and cash equivalents are recognized in the balance sheet at fair value. For the purposes of the cash flow statement, cash and cash equivalents comprise cash in hand and deposits held at call with banks, other short-term liquid investments with maturity of three months or less, funds transferred to the bank within the framework of repo transactions with maturity not exceeding 3 months and bank overdrafts. For the purposes of presentation in the balance sheet, bank overdrafts are shown within borrowings in current liabilities on the balance sheet.

15. Income taxes

Income tax on profit or loss for the financial year comprises current and deferred income tax.
Income tax is recognized in the income statement, except for amounts directly recognized in equity, when income tax is reported in equity.

15.1 Current income tax

The current income tax is the anticipated amount of income tax on taxable profit for a given year, calculated on the basis of tax rates applicable as at the balance sheet date, along with any tax adjustments for preceding years.

15.2 Deferred income tax

Deferred income tax assets are determined on negative temporary differences and unused tax losses to the extent that it is probable that future taxable profit will be available against which the assets can be utilized. The main factors that affect the occurrence of negative temporary differences are as follows:

- applying a lower tax depreciation rate for tax purposes than for accounting purposes,
- accrued but unpaid interest on loans, under executed contracts,
- accrued unrealized foreign exchange losses,
- created provisions for anticipated liabilities as well as accruals which are certain to generate a tax cost at the time of their use,
- impairment of assets that has already been made, but that in the future would reduce the taxation base.

The carrying amount of a deferred income tax asset is reviewed as at each balance sheet date and, in the event expected future taxable profit is not sufficient to realize a part or entire asset, is reduced accordingly.

The deferred income tax liability is recognized on positive temporary differences in the amount equal to the income tax payable in the future.
The main factors affecting the creation of positive temporary differences include:

- applying a higher depreciation rate for tax purposes than for accounting purposes,
- reporting income on unpaid interest on granted loans or other financial assets,
- accrued unrealized foreign exchange gains,
- assets revaluation up to the fair value exceeding their acquisition value,
- recognition of right to perpetual usufruct of land received free of charge.

The amount of the deferred income tax asset and liability is determined, as at the balance sheet date, using the income tax rates applicable in the year when the tax obligation arose, as the sum of temporary differences (positive and negative, accordingly) multiplied by the income tax rate applicable in the year in which the tax obligation arose.

Deferred tax arising on income and expenses posted directly to equity is also posted to equity. In case of business combinations, recognized deferred income tax assets and deferred income tax liability exert an impact on goodwill or surplus of the acquirer's share in the fair value of net identifiable assets, liabilities and contingent liabilities of the acquiree over the cost of business combination.

15.3. Tax Group

In accordance with the current tax legislation, companies have the right to form a Tax Group.

A Tax Group comprises the parent company and other tax group members. Individual companies cease to be taxpayers, and the status of taxpayer is transferred to the whole Tax Group. It was determined that in the Tax Group the Company Orbis acts as the tax representative.

Corporate income tax is calculated by each of the companies in the Tax Group, and then consolidated and remitted to the Tax Office by the tax representative. The tax is recognized in the individual income statements and cash flows of the companies in the tax group according to their calculations.

As the group tax representative, Orbis S.A. has income tax receivables/payables with both the Tax Office and the remaining companies in the Tax Group. These receivables/payables within the Tax group are presented in stand-alone financial statements of the Tax Group members under "Income tax receivables/liabilities".
If the parent company fails to comply with its obligations as tax representative, the Tax Office has the right to call on each of the remaining group companies to settle the tax liabilities of the Tax Group.

A Tax Group enables companies to reduce their administrative expenses relating to tax settlements and to offset the current tax losses of loss-incurring companies against the tax profits of other companies in the Tax Group, thus decreasing the overall taxation burden of the whole Tax Group. The benefits of such offset are distributed among the group companies in accordance with an agreement between the Tax Group members, and reduce their respective tax burdens.

Deferred income tax assets and liabilities are set off within the Tax Group.

Tax losses incurred by companies forming a Tax Group in prior years before its inception cannot be used by the Tax Group during its existence.

In the Orbis Group, there are two Tax Groups: the Orbis Tax Group which includes: Orbis S.A., Hekon Hotele Ekonomiczne S.A., PBP Orbis Sp. z o.o. and WT Wilkasy Sp. z o.o. and the Orbis Transport Tax Group which includes: Orbis Transport Sp. z o.o., PKS Tarnobrzeg Sp. z o.o. and PKS Gdańsk Sp. z o.o. Remaining companies of the Orbis Group perform their tax settlements individually.

16. Employee benefits

16.1 Pension obligations

The companies of the Group operate solely defined contribution plans.
A defined contribution plan is a pension plan under which the Group pays fixed contributions into a separate entity. The Group does not have a legal or constructive obligation to pay further contributions if the fund does not hold sufficient assets to pay all benefits acquired by employees in the current period and in prior years.

Under the defined contribution plans, the Group pays mandatory contributions to pension insurance plans under public administration. Once the determined contributions have been paid, the Group does not have any further obligations. Contributions are recognized as employee benefit expense at the time of their maturity.

16.2 Termination benefits

Termination benefits are payable when employment is terminated before the normal retirement date, or whenever an employee accepts voluntary redundancy in exchange for these benefits. The Group recognizes termination benefits when it is demonstrably committed to either: terminating the employment of current employees according to a detailed formal plan without possibility of withdrawal, or providing termination benefits as a result of an offer made to encourage voluntary redundancy. Benefits falling due more than 12 months after the balance sheet date are discounted to present value.

16.3 Jubilee awards and retirement obligations

Provisions for jubilee awards and retirement obligations payable under binding regulations and collective agreements are calculated in amounts determined by an actuary. The provision is revalued annually.

17. Provisions

Provisions are recognized when the Company has a present legal or constructive obligation as a result of past events and it is more likely than not that an outflow of resources will occur to settle the obligation and the amount of the outflow may be reliably estimated.
Provisions are created and classified depending on the reason for which they were created; the following groups may be distinguished:

- provisions for liabilities, in particular related to contracts giving rise to liabilities under issued guarantees, sureties and results of pending litigation;
- restructuring provisions.

Provisions are recognized on the basis of Management Board's decision. Restructuring provisions require an approved and communicated restructuring plan.

No provisions are recognized for future operating losses.

Provisions are recognized in a justified and reasonably estimated amount as at the date of the occurrence of an obligating event, not later however than at the end of the reporting period. As at the balance sheet date, the balance of provisions is reviewed and appropriate adjustments are made, if necessary, so that the balance of provisions reflects the current, most reliable estimate of their value.

Changes in provisions are recognized directly in current profit or loss, in other operating expenses/income.

Where there are a number of similar obligations, the likelihood that an outflow will be required in settlement is determined considering the class of obligations as a whole. A provision is recognized even if the likelihood of an outflow with respect to any one item included in the same class of obligations may be small.
Provisions are measured at the present value of expenditures, as estimated in accordance with the best knowledge of the Company's management, required to settle the obligation as at the balance sheet date. The discount rate used to determine the present value reflects the current market assessments of the time value of money and the risks specific to the liability.

(all amounts are quoted in PLN thousands, unless otherwise stated)

18. Contingencies

A contingent liability is:

- a possible obligation that arises from past events and whose existence will be confirmed only by the occurrence or non-occurrence of one or more uncertain future events not within the control of Company, or
- a present obligation that arises from past events but is not recognized because:
  - an outflow of benefits to settle that obligation is not likely,
  - the amount of the obligation cannot be measured with sufficient reliability.

Contingent assets are possible assets that arise from past events and whose existence will be confirmed only by the occurrence or non-occurrence of one or more future events not within the control of the Companies.

19. Equity

The share capital of the Group is composed of the share capital of Orbis S.A. stated at the value laid down in Statute and entered in the court register appropriately adjusted to reflect effects of hyperinflation.

Other capital comprises the share premium as well as the effects of valuation of available-for-sale financial assets.

Other capital includes predominantly foreign exchange differences that arose on consolidation.

20. Retained earnings

Retained earnings include profit/loss from past years, net financial result from current year and profits transferred to equity, subject to limited distribution, created in accordance with the provisions of the Commercial Companies' Code in force in Poland. As at June 30, 2008, December 31, 2007 and June 30, 2007, profits subject to limited distribution totaled PLN 55,341 thousand.

21. Revenue recognition

Sales are recognized at the fair value of consideration received or receivable, less value added tax, rebates, discounts and other sales taxes as well as less intragroup sales. Revenue is recognized as follows:

- sales of services are recognized in the accounting period in which the services were rendered, by reference to completion of the specific transaction assessed on the basis of the actual service provided as a proportion of the total services to be provided;
- sales of other products, goods and services are recognized at the fair value of consideration received or receivable less rebates, discounts, tax on goods and services and other sales taxes;
- interest income is recognized on a time-proportion basis using the effective interest rate, if the receipt of income is not doubtful.

Dividend income is recognized when the right to receive payment is established.

22. Finance expenses

Finance expenses include interest on borrowings, exchange differences on borrowings and losses from derivatives recognized in the income statement.

All interest and other incurred costs related to borrowings are recognized as finance expenses in the income statement when they are incurred. Interest related to finance leases is recognized in the income statement using the internal rate of return method.

23. Net financial result

In the Orbis Group, the net financial result is an outcome of:

- operating profit (loss):
  - gross profit (loss) on sales – profit (loss) from basic operating activities,
  - profit (loss) from other operating activities,
- financial operations,
- obligatory charges on the financial result on account of income tax payable by the Group companies and equivalent payments due by virtue of separate regulations.

Result on operating activities constitutes a difference between income and expenses related to the principal activities of the Group's companies.

Result on other operating activities represents a difference between income and expenses indirectly related to operating activities of the companies.

Current income tax, encumbering the net financial result of the reporting period, is determined in the amount of output tax, arising from a tax return form for the current period. In accordance with Polish regulations, in 2008 companies calculate their corporate income tax liability at the rate of 19% of taxable income.

Deferred income tax encumbering the financial result of the reporting period represents a change in deferred income tax assets and liabilities resulting from events included in the financial result of the period.

24. Dividend distribution

Dividend distribution to shareholders is recognized as a liability in the Group's financial statements in the period in which the dividends were approved by the company shareholders.

The financial statements present the figures for the distribution of profit of the Parent Company for the financial year ended December 31, 2007 approved by the General Meeting of Shareholders on June 19, 2008.

25. Segment reporting

The Orbis Group has adopted reporting by business segments as its primary segment reporting format, and reporting by geographical segments as its secondary segment reporting format. The division into geographical segments is based on the criterion of location of assets. The organization and management are based on the division into segments corresponding to products offered. Each of the segments represents a strategic business entity that offers different products and renders services to different markets. The Group operates in two geographical regions – in Poland and in Lithuania.

For the purposes of business segment reporting, the following business segments have been identified:

- hotels & restaurants – provision of hotel and food & beverage services along with ancillary services,
- tourism – organization and servicing of domestic and international tourism, congresses, gatherings and conferences as well as agency services in the area of booking and sale of carriage documents for Polish and foreign carriers in domestic and international travel,
- transport – domestic and international transport services, transport of passengers, rental and lease of vehicle fleet and agency in the provision of tourism, hotel and transport services, servicing motor vehicles and parking services.

(all amounts are quoted in PLN thousands, unless otherwise stated)

Business segments have been identified on the basis of the core business operations of the Companies forming the Group according to the Polish Classification of Business Activity (PKD).

Segment revenue is revenue from sales to external clients or from inter-segment transactions reported in the income statement that is directly attributable to a given segment, as well as a portion of revenue that can be allocated to the segment on a reasonable basis.

Segment expense is expense resulting from operating activities of a segment that is directly attributable to the segment, and the portion of other expense that can be allocated to the segment on a reasonable basis.

Segment expenses include in particular:

- cost of services, products, merchandise and raw materials sold,
- distribution and marketing costs.

Segment result is the difference between segment revenue and segment expense. It represents the operating profit before the inclusion of the head office costs, interest income or expense, income tax, gains or losses from investments, revenue and expense of associated companies consolidated by the equity method as well as the deduction of minority interest.
Segment assets represent assets posted to operating activities and:

- employed by a segment in its operating activities,
- directly attributable to the segment or that can be allocated to the segment on a reasonable basis.

Segment assets do not include assets resulting from income tax or assets used in the general operations of a company.

Segment liabilities are liabilities posted to operating activities that are directly attributable to the segment or can be allocated to the segment on a reasonable basis.

The Orbis Group has adopted the criterion of the location of points where services are provided and other assets located to identify geographical segments.

The following segments have been identified within the framework of geographical segment reporting:

- Poland
- Foreign countries (Lithuania).

2.2 CHANGES IN ACCOUNTING POLICIES

The accounting policies did not change in the first half of 2008 in comparison with the published financial statements as at December 31, 2007.

2.3 NEW ACCOUNTING STANDARDS AND IFRIC INTERPRETATIONS

2.3.1 No major amendments to the standards or interpretations affecting the Group's financial statements entered into force in the first half of 2008.

2.3.2 2.4.2 The following standards, amendments to the standards as well as interpretations were published but did not come into force as at the date of these financial statements:

a) IFRIC 12 "Service Concession Arrangements"

IFRIC 12 was issued by the International Financial Reporting Interpretations Committee on November 30, 2006 and is effective for annual periods beginning on or after January 1, 2008. The interpretation contains guidelines concerning application of existing standards by entities involved in service concession arrangements between the public and private sectors. IFRIC 12 concerns arrangements

(all amounts are quoted in PLN thousands, unless otherwise stated)

whereby the grantor controls the services to be provided by the operator with the use of infrastructure, to whom the services are provided and for what price.

IFRIC 12 has not been adopted by the European Union as at the date of these financial statements.

This interpretation will not affect the Company's financial statements.

b) IFRIC 13 "Customer Loyalty Programs"

IFRIC 13 was issued by the International Financial Reporting Interpretations Committee on June 28 , 2007 and is effective for annual periods beginning on or after July 1, 2008. The interpretation contains guidelines concerning application of existing standards to transactions related to loyalty programs implemented by a company for its customers, e.g., loyalty cards or point collection programs. In particular IFRIC 13 provides for a correct method of posting liabilities related to the need to provide products or services free of charge or for a discount to customers who exercise their "points".

IFRIC 13 has not been adopted by the European Union as at the date of these financial statements.

The company shall apply the above interpretation from the date of its coming into force, i.e., from January 1, 2009 and thereafter.

c) IFRIC 14 "The Limit on a Defined Benefit Asset, Minimum Funding Requirements and their Interaction"

IFRIC 14 was issued by the International Financial Reporting Interpretations Committee on July 5, 2007 and is effective for annual periods beginning on or after January 1, 2008. The interpretation contains guidelines concerning application of IAS 19 to assess limits on fair value of benefit assets over a current value of a liability from the defined benefit plan which can be identified as an asset. In addition IFRIC 14 explains how statutory and contractual requirements concerning minimum funding can influence the value of assets or liabilities from defined benefit plans.

IFRIC 14 has not been adopted by the European Union as at the date of these financial statements.

This interpretation will not affect the Company's financial statements.

d) IFRIC 15 "Agreements for the Construction of Real Estate"

IFRIC 15 " Agreements for the Construction of Real Estate " was issued on July 3, 2008 and is effective for financial statements for periods beginning on or after January 1, 2009. The interpretation classifies the recognition of revenues and expenses in companies which provide real estate construction services.

IFRIC 15 has not been adopted by the European Union as at the date of these financial statements.

This interpretation will not affect the Company's financial statements.

(all amounts are quoted in PLN thousands, unless otherwise stated)

e) IFRIC 16 "Hedges of a Net Investment in a Foreign Operation"

IFRIC 16 "Hedges of a net investment in a foreign operation" was issued on July 3, 2008 and is effective for financial statements for periods beginning on or after October 1, 2008. The interpretation explains what foreign currency risks that qualify to be recognized in hedge accounting where, within a group, hedging instruments can be held to and what amounts are to be reclassified to profit or loss upon sale of a foreign operation.

IFRIC 16 has not been adopted by the European Union as at the date of these financial statements.

The Company will comply with the above-described amendment to the interpretation, however the date of implementing and its impact on the financial statement have not yet been considered.

f) Amendments to IFRS 1 "First-time Adoption of IFRS" and IAS 27 "Consolidated and Separate Financial Statements"

The amendments to IFRS 1 "First-time adoption of IFRS" and IAS 27 "Consolidated and separate financial statements" was issued on May 22, 2008 and is effective for financial statements for periods beginning on or after January 1, 2009. The amendment makes it possible for a first-time adopted of IFRS to apply deemed cost for an investment in a subsidiary, associate or joint venture.

Amendment to IFRS 1 has not been adopted by the European Union as at the date of these financial statements.

Amendment to the standard will not have impact on the Company's financial statements.

g) Amendment to IFRS 2 "Share-based Payments"

The amendment to IFRS 2 was issued by the International Accounting Standards Board on January 17, 2008 and is effective for annual periods beginning on or after January 1, 2009. The amendment to the Standard deals with two matters: it clarifies that vesting conditions are service conditions and performance conditions only. Other features of a share-based payment are not vesting conditions. It also specifies that all cancellations, whether by the entity or by other parties, should receive the same accounting treatment.

Amendment to IFRS 2 has not been adopted by the European Union as at the date of these financial statements.

Amendment to the standard will not have impact on the Company's financial statements.

h) Amendment to IFRS 3 "Business Combinations"

Revised IFRS 3 was issued by the International Accounting Standards Board on January 10, 2008 and if effective prospectively for business combinations with acquisition date on or after July 1, 2009. The amendment provides for the possibility of recognizing non-controlling interests either at fair value or at their proportionate interest in the fair value of net identifiable assets, remeasuring any previously held interests in the acquiree to fair value with any gain recognized in profit or loss and additional guidelines for applying the acquisition method of accounting, including treatment of transaction costs as period expenses.

Amendment to IFRS 3 has not been adopted by the European Union as at the date of these financial statements.

Amendment to the standard will not have impact on the Company's financial statements.

(all amounts are quoted in PLN thousands, unless otherwise stated)

i) Amendments to IFRS 8 "Operating Segments"

IFRS 8 was issued by the International Accounting Standards Board on November 30, 2006 and is effective for annual periods beginning on or after January 1, 2009. IFRS 8 replaces IAS 14 "Segment Reporting". This standard defines new requirements as regards disclosure of information on operating segments, as well as information on products, services and geographical areas in which operations are pursued as well as key clients. The IFRS requires the "managerial approach" in respect of reporting on financial results of operating segments.

IFRS 8 was published in the Official Journal of the European Union on November 22, 2007.

The Company will comply with the above-described amendment to the standard starting from its effective date, i.e. from January 1, 2009 and thereafter.

j) Improvements to IFRS 2008

Improvements to IFRS 2008 were issued on May 22, 2008 and are effective for financial statements for periods beginning on or after January 1, 2009. They include 35 amendments to over a dozen standards split into two groups of amendments: (a) amendments that result in accounting changes for presentation, recognition or measurement purposes, (b) amendments that are aimed at harmonizing and unifying terminology used in the texts of standards, which have no effect on accounting issues in the standards.

The Company will comply with the above-described amendment to the interpretation, however the date of implementing and its impact on the financial statement have not yet been considered.

k) Amendments to IAS 1 "Presentation of Financial Statements - Capital Disclosures"

The amended IAS 1 was issued by the International Accounting Standards Board on September 6, 2007 and is effective for annual periods beginning on or after January 1, 2009. The amendments aimed at improving the ability of financial statements' users to analyze and compare the information included in them.

The amended IAS 1 has not been adopted by the European Union as at the date of these financial statements.

The Company will apply the aforementioned standard from the time if becomes effective, i.e. from January 1, 2009 and thereafter.

l) Amendments to IAS 23 "Borrowing costs"

This amendment should be applied for annual periods beginning on or after January 1, 2009. The major difference from the previous version is the removal of the option of immediately recognizing as an expense borrowing costs that relate to assets that take a substantial period of time to get ready for use or sale.

Amendment to IAS 23 has not been adopted by the European Union as at the date of these financial statements.

The Company will comply with the above-described amendment to the standard, however the date of implementing and its impact on the financial statement have not yet been considered.

(all amounts are quoted in PLN thousands, unless otherwise stated)

m) **Amendment to IAS 27 "Consolidated and Separate Financial Statements"**

The amended IAS 27 was issued by the International Accounting Standards Board on January 10, 2008 and is effective for annual periods beginning on or after July 1, 2009 . The Standard requires effects of transactions with non-controlling shareholders should be accounted for as equity transactions if the parent does not lose control over the subsidiary. The Standard clarifies also the manner of accounting in case of loss of control over the subsidiary, that is, it requires remeasurement of the remaining interests to fair value and recognition of the difference in profit or loss.

The amended IAS 27 has not been adopted by the European Union as at the date of these financial statements.

Amendment to the standard will not have any impact on the Company's financial statements.

n) **Amendments to IAS 32 "Financial Instruments: Presentation" and IAS 1 "Presentation of Financial Statements"**

Amendments to IAS 32 and IAS 1 were issued by the International Accounting Standards Board on February 14, 2008 and are effective for annual periods beginning on or after January 1, 2009. The amendments concern the method of accounting for certain financial instruments which are similar to equity instruments, but are classified as financial liabilities. According to the new requirement of the Standard, financial instruments such as financial instruments with the option of sell-back and instruments which include an obligation for the issuing entity to pay a share in net assets only in case of liquidation, provided that certain conditions are met, are presented as equity.

The aforementioned amendments to IAS 32 and IAS 1have not been adopted by the European Union as at the date of these financial statements.

Amendment to the standard will not have any impact on the Company's financial statements.

o) **Amendment to IAS 39 "Financial Instruments: Recognition and Measurement"**

Amendment to IAS 39 "Financial Instruments: Recognition and Measurement" were issued on July 31, 2008 and are effective for financial statements prepared for periods beginning on or after July 1, 2009. The amendment introduces clarifications as to in what situations inflation may be the hedged item and in what situations a purchased option may be a hedge.

The amended IAS 39 has not been adopted by the European Union as at the date of these financial statements.

Amendment to the standard will not have any impact on the Company's financial statements.

2.4 CRITICAL ACCOUNTING ESTIMATES AND JUDGMENTS

Estimates and judgments are continually reviewed and are based on historical experience and other factors, including expectations of future events that are believed to be reasonable under the circumstances.

Critical accounting estimates and assumptions

The Group makes estimates and assumptions concerning the future. The resulting accounting estimates will, by definition, seldom equal the related actual results. The major areas where the estimates of the Management Board exert considerable impact on the financial statements include:

(a) *Estimated impairment of goodwill*
The Group tests annually whether goodwill has suffered impairment, in accordance with the accounting policy stated in note 2.1.5.1. The recoverable amounts of cash-generating units have been determined based on value-in-use calculations, using the coefficient method, as described in note 2.1.6.

(b) *Estimated impairment of non-current assets and investment property*
As at the balance sheet date, the Group assesses whether there exist any indications that an assets component may have been impaired. The recoverable amount of individual cash generating units is assessed using the methods described in note 2.1.6.

(c) *Estimated provision for post-employment benefits*
Provisions for jubilee awards and termination benefits are measured using actuarial methods. The growth in the discount rate and a change in the rate of long-term growth in wages and salaries exert an impact on the estimated amount. When computing the provisions, an actuary performs a sensitivity analysis of the impact of the discount rate and planned growth in benefit assessment bases. Details of the analysis are presented in note 29 to the annual consolidated financial statements.

(d) *Estimated useful lives*
The level of depreciation rates is determined on the basis of current knowledge concerning the anticipated useful life of components of property, plant and equipment and intangible assets. The anticipated useful life is periodically reviewed.

3. SEGMENT REPORTING

The Group has adopted reporting by business segments as its primary segment reporting format, and reporting by geographical segments as its secondary segment reporting format. The Group operates in two geographical regions, in Poland and Lithuania.

3.1 PRIMARY REPORTING FORMAT - BUSINESS SEGMENTS

Tables below present figures related to revenue, expense and profits as well as selected assets and liabilities of individual business segments of the Group.

The unallocated corporate expenses and revenues concern the entire Group and comprise finance costs and income (including costs of borrowings, valuation of derivative instruments and exchange differences on financial liabilities in foreign currencies), other operating income and expenses, revaluation of non-financial values of non-current assets and expenses and revenues from lease of investment property.

Segment assets consist primarily of property, plant and equipment, intangible assets, inventories, receivables and cash and finance lease receivables (recognized in other financial assets). They exclude investments, financial assets and investment property.

Segment liabilities consist primarily of trade payables and other current liabilities. They exclude borrowings and provisions.

(all amounts are quoted in PLN thousands, unless otherwise stated)

Figures for the first half of 2008:

Business segment revenues and expenses are as follows:

	Business segments			Corporate activities	
	Hotels & restaurants	Tourism	Transportation	Unallocated to segments	Consolidated value
Segment revenues, of which:	**395 361**	**94 934**	**84 122**	**(22 217)**	**552 200**
Sales to external clients	373 990	94 176	82 374	1 660	552 200
Inter-segment sales	21 371	758	1 748	(23 877)	0
Segment expenses, of which:	**(292 565)**	**(89 893)**	**(75 884)**	**(58 289)**	**(516 631)**
Sales to external clients	(280 376)	(83 026)	(73 760)	(79 469)	(516 631)
Inter-segment sales	(12 189)	(6 867)	(2 124)	21 180	0
Segment result	**102 796**	**5 041**	**8 238**	**(80 506)**	**35 569**
Other revenues				5 472	5 472
Other expenses				(15 534)	(15 534)
Share of net financial result of associates				279	279
Income tax				(5 413)	(5 413)
Net profit for the financial year					**20 373**

The table below presents business segment assets and liabilities as at June 30, 2008:

	Business segments			Corporate activities	
	Hotels & restaurants	Tourism	Transportation	Unallocated to segments	Consolidated value
Assets	2 093 529	99 795	207 326	67 621	2 468 271
Gross value of additions in intangible assets	757	92	52		901
Gross value of additions to PP&E	123 673	3 405	45 789		172 867
Investment expenditure	109 650	1 017	46 951		157 618
Depreciation	68 188	1 421	15 308		84 917
Revaluation of non-financial non-current assets	0	0	0		0
Liabilities	110 730	91 203	30 531	433 835	666 299

(all amounts are quoted in PLN thousands, unless otherwise stated)

Figures for 2007:

Business segment revenues and expenses are as follows:

	Business segments			Corporate activities	
	Hotels & restaurants	Tourism	Transportation	Unallocated to segments	Consolidated value
Segment revenues, of which:	**789 662**	**240 163**	**176 154**	**(41 618)**	**1 164 361**
Sales to external clients	749 452	238 468	172 848	3 593	1 164 361
Inter-segment sales	40 210	1 695	3 306	(45 211)	0
Segment expenses, of which:	**(570 664)**	**(225 496)**	**(150 793)**	**(125 670)**	**(1 072 623)**
Sales to external clients	(547 102)	(208 421)	(146 808)	(170 292)	(1 072 623)
Inter-segment sales	(23 562)	(17 075)	(3 985)	44 622	0
Segment result	**218 998**	**14 667**	**25 361**	**(167 288)**	**91 738**
Other revenues				133 706	133 706
Other expenses				(32 584)	(32 584)
Share of net financial result of associates				78	78
Income tax				(38 819)	(38 819)
Net profit for the financial year					**154 119**

The table below presents business segment assets and liabilities as at December 31, 2007:

	Business segments			Corporate activities	
	Hotels & restaurants	Tourism	Transportation	Unallocated to segments	Consolidated value
Assets	2 035 722	55 336	204 861	71 381	2 367 300
Gross value of additions in intangible assets	1 381	51	808		2 240
Gross value of additions to PP&E	110 986	1 392	59 400		171 778
Investment expenditure	179 466	4 003	58 962		242 431
Depreciation	122 603	2 622	28 316		153 541
Revaluation of non-financial non-current assets	26 092	(45)	(6)		26 041
Liabilities	100 950	37 287	32 043	396 693	566 973

(all amounts are quoted in PLN thousands, unless otherwise stated)

Figures for the first half of 2007:

Business segment revenues and expenses are as follows:

	Business segments			Corporate activities	
	Hotels & restaurants	Tourism	Transportation	Unallocated to segments	Consolidated value
Segment revenues, of which:	**372 786**	**90 689**	**82 063**	**(9 177)**	**536 361**
Sales to external clients	364 259	89 722	80 641	1 739	536 361
Inter-segment sales	8 527	967	1 422	(10 916)	0
Segment expenses, of which:	**(270 912)**	**(85 670)**	**(71 618)**	**(74 139)**	**(502 339)**
Sales to external clients	(269 334)	(78 431)	(69 687)	(84 887)	(502 339)
Inter-segment sales	(1 578)	(7 239)	(1 931)	10 748	0
Segment result	**101 874**	**5 019**	**10 445**	**(83 316)**	**34 022**
Other revenues				11 956	11 956
Other expenses				(15 621)	(15 621)
Share of net financial result of associates				1 677	1 677
Income tax				(6 763)	(6 763)
Net profit for the financial year					**25 271**

The table below presents business segment assets and liabilities as at June 30, 2007:

	Business segments			Corporate activities	
	Hotels & restaurants	Tourism	Transportation	Unallocated to segments	Consolidated value
Assets	1 975 371	90 886	190 176	74 928	2 331 361
Gross value of additions in intangible assets	557	8	64		629
Gross value of additions to PP&E	50 926	348	31 180		82 454
Investment expenditure	70 275	411	30 156		100 842
Depreciation	66 701	1 351	13 650		81 702
Liabilities	114 265	74 062	34 783	436 974	660 084

3.2 SECONDARY REPORTING FORMAT – GEOGRAPHICAL SEGMENTS

The tables below present figures related to revenues, expenses and profits as well as selected assets and liabilities of individual geographical segments of the Orbis Group for the first half of 2008, for 2007 and for the first half of 2007.
The division into geographical segments is based on the criterion of location of points where services are provided and assets located, whereby the Group applies the division into operational regions used in internal reporting.

(all amounts are quoted in PLN thousands, unless otherwise stated)

Figures for the first half of 2008:

	Geographical segments		
	Poland	Foreign countries	Total
Sales to external clients	545 860	6 340	552 200
Total segment revenues	545 860	6 340	552 200
Assets	2 463 018	5 253	2 468 271
Investment expenditure	157 615	3	157 618

Figures for 2007:

	Geographical segments		
	Poland	Foreign countries	Total
Sales to external clients	1 151 778	12 583	1 164 361
Total segment revenues	1 151 778	12 583	1 164 361
Assets	2 361 174	6 126	2 367 300
Investment expenditure	242 424	7	242 431

Figures for the first half of 2007:

	Geographical segments		
	Poland	Foreign countries	Total
Sales to external clients	531 024	5 337	536 361
Total segment revenues	531 024	5 337	536 361
Assets	2 325 313	6 048	2 331 361
Investment expenditure	100 838	4	100 842

4. INCOME AND EXPENSE

4.1 NET SALES OF PRODUCTS, MERCHANDISE AND RAW MATERIALS

	1st half of 2008	1st half of 2007
Net sales of services	550 117	533 507
of which: from related parties	*3 699*	*4 608*
Net sales of other products, merchandise and raw materials	2 083	2 854
Net sales of services, products, merchandise and raw materials, total	**552 200**	**536 361**

(all amounts are quoted in PLN thousands, unless otherwise stated)

4.2 OTHER OPERATING INCOME

	1st half of 2008	1st half of 2007
Gains on disposal of non-financial, non-current assets	765	381
Gains on disposal of other assets	14	229
Gains on disposal of investments	0	2
Grants	0	3 199
Interest income on lending and receivables	579	697
Other operating income, of which:	4 114	7 418
release of provisions, of which:	342	518
- provision for court litigations	0	32
- for obligations towards employees	0	336
- other provisions	342	150
interst on deposits	1 291	423
indemnities received	704	757
no-show penalties	2	86
sale of currencies in exchange offices	224	248
foreign exchange gains	64	18
advertising	90	132
reversal of impairment of PP&E	42	0
other	1 355	5 236
Other operating income, total	**5 472**	**11 926**

The following table shows revaluation of non-financial non-current assets:

	1st half of 2008	1st half of 2007
Recognition of impairment of PP&E	(3)	0
Reversal of impairment of PP&E	45	0
Revaluation of non-financial non-current assets, total	**42**	**0**

(all amounts are quoted in PLN thousands, unless otherwise stated)

4.3 EXPENSES BY NATURE

	1st half of 2008	1st half of 2007
Depreciation and amortization	84 917	81 702
Raw materials and energy used	59 798	58 915
External services	179 743	165 622
Taxes and charges	17 370	19 430
Employee benefit expense	147 628	148 239
Other expenses by nature (for)	29 885	29 844
- advertising and representation	3 075	3 538
- fees for trade mark	0	1 052
- input VAT	117	126
- business trips	2 560	3 177
- insurance premiums	5 878	4 162
- fees for affilliation with hotel systems	9 185	6 739
- commissions	1 834	2 750
- royalties	100	0
- rent	4 190	4 656
- provisions	133	85
- adjustments	544	709
- other	2 269	2 850
Total expenses by nature	**519 341**	**503 752**
Change in inventories, products	(4 840)	(3 205)
Cost of manufacture of products for the company needs (negative value)	(235)	(365)
Distribution & marketing expenses (negative value)	(27 196)	(27 870)
Overheads & administrative expenses (negative value)	(79 008)	(84 346)
Costs of manufacture of services and products sold	**408 062**	**387 966**
Value of merchandise and raw materials sold	2 365	2 157
Cost of services, products, merchandise and raw materials sold	**410 427**	**390 123**

4.4 EMPLOYEE BENEFIT EXPENSE

	1st half of 2008	1st half of 2007
Wages and salaries	115 775	105 399
Provision for unused holidays	2 570	3 167
Provision for wages and salaries and related	258	5 461
Provision for jubilee awards and retirement benefit obligations	1 891	6 312
Employee benefits	27 134	27 900
Total employee benefit expense	**147 628**	**148 239**

Provisions for jubilee awards and retirement benefit obligations are presented in the income statement under "Overheads & administrative expenses", while provisions for unused and overdue holidays are presented in the income statement as "Cost of services and goods sold", "Distribution & marketing expenses" and "Overheads & administrative expenses".

(all amounts are quoted in PLN thousands, unless otherwise stated)

4.5 OTHER OPERATING EXPENSES

	1st half of 2008	1st half of 2007
Loss on disposal of non-financial non-current assets	0	(251)
Other operating expenses, of which:	(6 141)	(7 508)
Provisions created	(968)	(345)
for other obligations	(404)	(153)
for court litigations	0	(192)
other provisions	(564)	0
Revaluation	(12)	(63)
Indemnities, penalties, fines paid	(116)	(168)
Donations	(131)	(223)
Costs of damage	(193)	(431)
Remission of receivables	(10)	(37)
Default interest	(68)	(63)
Interests paid	0	0
Costs of employment	(1 673)	(2 332)
Exchange differences	(903)	(527)
Costs of assets liquidation	(94)	(557)
Guarantee of lease payments	(182)	(209)
Other	(1 791)	(2 553)
Other operating expenses, total	**(6 141)**	**(7 759)**

4.6 FINANCE INCOME AND EXPENSES

	1st half of 2008	1st half of 2007
Interest revenues	0	6
Other finance income	0	24
other	0	24
Total finance income	**0**	**30**
Finance expenses of interest on borrowings	(9 142)	(7 728)
Foreign exchange gains	298	469
Other finance expenses, of which:	(549)	(603)
- leases	(159)	0
- gains on sale of investments	0	(44)
- other	(390)	(559)
Total finance expenses	**(9 393)**	**(7 862)**

(all amounts are quoted in PLN thousands, unless otherwise stated)

5. CURRENT AND DEFERRED INCOME TAX

Major components of tax charges are as follows:

	1st half of 2008	1st half of 2007
Current income tax	**(16 210)**	**(13 995)**
- current income tax charge	(16 210)	(13 995)
Deferred income tax	**10 797**	**7 232**
- related to establishment and reversal of temporary differences	10 758	7 209
- decrease (increase) due to a change in tax rates	0	54
- decrease due to partial writedown or reversal of writedowns for deferred tax assets	39	(31)
Tax charge in the consolidated income statement	**(5 413)**	**(6 763)**

Reconciliation of income tax in the income statement with the financial result:

	1st half of 2008	1st half of 2007
Profit (loss) before tax	**25 786**	**32 034**
Tax calculated at the statutory rate of 19%	(4 899)	(6 086)
Adjustments of current income tax from preceding periods	0	(25)
Unrecognized tax losses	42	(120)
Revenues non taxable and expenses not tax deductible	(556)	(1 465)
Other	0	933
Tax charge at the effective tax rate	**(5 413)**	**(6 763)**

Within the Group there are twp Tax Groups: Orbis Group, consisting of: Orbis S.A., Hekon-Hotele Ekonomiczne S.A., Polskie Biuro Podróży Orbis Sp. z o.o. and WT Wilkasy Sp. z o.o., as well as Orbis Transport Group composed of: Orbis Transport Sp. z o.o., PKS Tarnobrzeg Sp. z o.o. and PKS Gdańsk Sp. z o.o.

Owing to the introduction of Tax Groups, the tax charge of the Orbis Group in the first half of 2008 was lower by PLN 4,430 thousand.

The establishment of the Tax Groups has not affected the deferred income tax recognized before its inception.

(all amounts are quoted in PLN thousands, unless otherwise stated)

The deferred income tax results from the following temporary differences:

	As at Jun. 30, 2008	As at Dec. 31, 2007	As at Jun. 30, 2007
Deferred income tax assets, of which:	**23 052**	**21 000**	**22 578**
Posted to financial result	23 052	21 000	22 578
- revaluation of non-current assets	0	45	0
- depreciation of rights to perpetual usufruct of land	514	482	0
- revaluation of receivables	886	926	1 481
- revaluation of interests in related parties	749	749	954
- difference between tax and balance sheet depreciation of non-financial non-current assets	339	631	450
- unpaid interest	927	709	611
- unrealized foreign exchange differences	134	60	34
- provisions	14 020	10 909	12 228
- initial fee for affiliation with the Accor network	712	730	834
- unpaid wages and salaries	1 942	1 631	2 489
- social security contributions (ZUS) and similar obligations	577	757	598
- lease liabilities	371	597	676
- other	1 881	2 774	2 223
Deferred income tax assets, of which:	**23 052**	**21 000**	**22 578**
Long-term	21 284	11 374	11 311
Short-term	1 768	9 626	11 267
Deferred income tax liability, of which:	**78 705**	**87 411**	**86 792**
Posted to financial result	78 614	87 320	86 701
- difference between tax and balance sheet depreciation of non-financial non-current assets	75 242	82 708	83 127
- unrealized foreign exchange differences	537	473	377
- other	2 835	4 139	3 197
Posted to equity	91	91	91
-long-term investments	91	91	91
Deferred income tax liability, of which:	**78 705**	**87 411**	**86 792**
Long-term	76 556	83 301	82 132
Short-term	2 149	4 110	4 660

Deferred income tax is presented according to its net balance from the „Deferred income tax assets" and "Deferred income tax liability" items in each company as well as in the Tax Group. The influence on the amounts of "Deferred income tax assets" and "Deferred income tax liability" in companies and tax groups which are comprised in the Orbis Group is presented below for the first half of 2008.

2008	Temporary differences		Net	
	Assets	Equity & liab	Assets	Equity & liab
Orbis Tax Group	20 293	70 882	0	50 589
Orbis Kontrakty	0	623	0	623
UAB Hekon	807	0	807	0
Orbis Transport Tax Group	1 952	7 200	0	5 248
Total	**23 052**	**78 705**	**807**	**56 460**

(all amounts are quoted in PLN thousands, unless otherwise stated)

The Group did not recognize a deferred tax liability on taxable temporary differences associated with investments in subsidiaries and associates based on the exception allowed under IAS 12.39.

Value of temporary differences associated with investments in subsidiaries and associates as at June 30, 2008 totaled PLN 83,358 thousand, as at December 31, 2007 it amounted to PLN 109,533 thousand, while as at June 30, 2007 is amounted to PLN 69,932 thousand.

6. DISCONTINUED OPERATIONS

No decision to discontinue any operations was taken in the Group.

7. EARNINGS PER SHARE

Earnings per ordinary share is calculated by dividing the net profit for the financial year attributable to ordinary shareholders of the Parent Company by the weighted average number of issued ordinary shares outstanding during the financial year.

Diluted earnings per share is calculated by dividing the net profit for the financial year attributable to ordinary shareholders by the weighted average number of issued ordinary shares outstanding in the financial year, adjusted for the effect of dilutive factors.

No factors resulting in the dilution of earnings per share occurred in the reporting period or in the comparative periods.

Figures related to earnings and shares used to calculate the basic and diluted earnings per share are presented below:

	1st half of 2008	1st half of 2007
Net profit attributable to equity holders of the parent	20 653	25 628
Weighted average number of ordinary shares issued	46 077	46 077
Earnings per share	**0,45**	**0,56**

(all amounts are quoted in PLN thousands, unless otherwise stated)

8. DIVIDEND PAID OR PROPOSED FOR PAYMENT

On June 19, 2008, the General Meeting of Shareholders approved the dividend distribution for the year ended December 31, 2007, in the amount of PLN 18,431 thousand (PLN 0.40 per share). The dividend was paid to shareholders on August 1, 2008.

9. PROPERTY, PLANT AND EQUIPMENT

Property, plant and equipment include tangible assets and assets under construction.

	As at Jun. 30, 2008	As at Dec. 31, 2007	As at Jun. 30, 2007
Tangible assets	1 891 812	1 815 696	1 799 670
Assets under construction	117 671	130 364	81 300
Total	**2 009 483**	**1 946 060**	**1 880 970**

(all amounts are quoted in PLN thousands, unless otherwise stated)

The table below presents tangible assets as at **June 30, 2008:**

	Acquired land and rights to perpetual usufruct of land	Rights to perpetual usufruct of land acquired free of charge	Buildings and structures	Machinery and equipment	Vehicles	Other tangible assets	Total PP&E
		As at Jan. 1, 2008					
Cost	58 001	359 169	2 842 660	200 637	203 596	179 042	3 843 105
Accumulated depreciation and impairment	(4 473)	(17 000)	(1 660 681)	(150 735)	(55 403)	(139 117)	(2 027 409)
Opening net book amount	53 528	342 169	1 181 979	49 902	148 193	39 925	1 815 696
Additions	120	0	114 634	5 183	45 547	7 383	172 867
purchase	0	0	6 980	3 588	44 329	6 821	61 718
transfer from investments	0	0	107 646	1 572	1 027	562	110 807
other	120	0	8	23	191	0	342
Disposals	0	(141)	(16)	(250)	(12 769)	(37)	(13 213)
sale	0	(21)	0	(28)	(7 177)	(17)	(7 243)
liquidation	0	0	(16)	(71)	(93)	(19)	(199)
other	0	(120)	0	(151)	(1)	(1)	(273)
transfer to assets held for sale	0	0	0	0	(5 498)	0	(5 498)
Increase in impairment loss	0	0	0	0	0	(3)	(3)
Decrease in impairment loss	0	0	13	25	0	7	45
Depreciation charge for the period	(282)	(2 450)	(52 953)	(7 666)	(15 394)	(4 835)	(83 580)
Closing net book amount	53 366	339 578	1 243 657	47 194	165 577	42 440	1 891 812
		As at Jun. 30, 2008					
Cost	57 862	358 018	2 831 446	196 591	224 870	183 138	3 851 925
Accumulated depreciation and impairment	(4 496)	(18 440)	(1 587 789)	(149 397)	(59 293)	(140 698)	(1 960 113)
Closing net book amount	53 366	339 578	1 243 657	47 194	165 577	42 440	1 891 812

(all amounts are quoted in PLN thousands, unless otherwise stated)

The table below presents tangible assets as at **December 31, 2007**:

	Acquired land and rights to perpetual usufruct of land	Rights to perpetual usufruct of land acquired free of charge	Buildings and structures	Machinery and equipment	Vehicles	Other tangible assets	Total PP&E
		As at Jan. 1, 2007					
Cost	**58 248**	**370 708**	**2 856 257**	**208 190**	**184 374**	**182 701**	**3 860 478**
Accumulated depreciation and impairment	(3 902)	(13 156)	(1 682 041)	(154 619)	(48 716)	(142 915)	(2 045 349)
Opening net book amount	**54 346**	**357 552**	**1 174 216**	**53 571**	**135 658**	**39 786**	**1 815 129**
Additions	0	4	92 733	10 977	58 261	9 803	171 778
purchase	0	0	14 620	10 054	56 712	8 295	89 681
transfer from investments	0	0	77 277	923	111	1 508	79 819
other	0	4	836	0	1 438	0	2 278
Disposals	(238)	(11 057)	(17 163)	(448)	(17 225)	(343)	(46 474)
sale	0	(2 551)	(8 909)	(28)	(15 310)	(206)	(27 004)
liquidation	0	0	(590)	(90)	(412)	(8)	(1 100)
other	0	0	0	(329)	0	(129)	(458)
transfer to assets held for sale	(238)	(8 506)	(7 664)	(1)	(1 503)	0	(17 912)
Increase in impairment loss	0	0	(28 653)	(541)	(6)	(189)	(29 389)
Decrease in impairment loss	0	0	54 114	718	0	598	55 430
Depreciation charge for the period	(580)	(4 330)	(93 268)	(14 375)	(28 495)	(9 730)	(150 778)
Closing net book amount	**53 528**	**342 169**	**1 181 979**	**49 902**	**148 193**	**39 925**	**1 815 696**
		As at Dec. 31, 2007					
Cost	**58 001**	**359 169**	**2 842 660**	**200 637**	**203 596**	**179 042**	**3 843 105**
Accumulated depreciation and impairment	(4 473)	(17 000)	(1 660 681)	(150 735)	(55 403)	(139 117)	(2 027 409)
Closing net book amount	**53 528**	**342 169**	**1 181 979**	**49 902**	**148 193**	**39 925**	**1 815 696**

(all amounts are quoted in PLN thousands, unless otherwise stated)

The table below presents tangible assets as at **June 30, 2007**:

	Acquired land and rights to perpetual usufruct of land	Rights to perpetual usufruct of land acquired free of charge	Buildings and structures	Machinery and equipment	Vehicles	Other tangible assets	Total PP&E
			As at Jan. 1, 2007				
Cost	**58 248**	**370 708**	**2 856 257**	**208 190**	**184 374**	**182 701**	**3 860 478**
Accumulated depreciation and impairment	(3 902)	(13 156)	(1 682 041)	(154 619)	(48 716)	(142 915)	(2 045 349)
Opening net book amount	**54 346**	**357 552**	**1 174 216**	**53 571**	**135 658**	**39 786**	**1 815 129**
Additions	0	4	43 650	4 514	30 780	3 506	82 454
purchase	0	0	7 368	3 678	28 774	2 069	41 889
transfer from investments	0	0	34 439	782	0	1 411	36 632
other	0	4	1 843	54	2 006	26	3 933
Disposals	0	(8 506)	(2 780)	(598)	(5 930)	(218)	(18 032)
sale	0	0		(443)	(4 262)	(10)	(4 715)
liquidation	0	0	(479)	(96)	(295)	(23)	(893)
other	0	(8 506)	(2 054)	(1)	(1 327)	0	(11 888)
przeniesienie do aktywów	0	0	(247)	(58)	(46)	(185)	(536)
Decrease in impairment loss	0	0	0	404	(40)	42	406
Depreciation charge for the period	(283)	(2 187)	(49 540)	(8 164)	(13 789)	(6 324)	(80 287)
Closing net book amount	**54 063**	**346 863**	**1 165 546**	**49 727**	**146 679**	**36 792**	**1 799 670**
			As at Jun.30, 2007				
Cost	**58 830**	**361 027**	**2 863 450**	**205 918**	**197 086**	**183 635**	**3 869 946**
Accumulated depreciation and impairment	(4 767)	(14 164)	(1 697 904)	(156 191)	(50 407)	(146 843)	(2 070 276)
Closing net book amount	**54 063**	**346 863**	**1 165 546**	**49 727**	**146 679**	**36 792**	**1 799 670**

The "Vehicles" group comprises vehicles operated under finance leases. As at June 30, 2008, their carrying amount is PLN 7,411 thousand.

Leased PP&E	**As at Jun.30,2008**	**As at Dec.31,2007**	**As at Jun.30,2007**
Cost - capitalised finance lease	12 194	13 176	10 615
Depreciation at the beginning of period	(4 002)	(2 159)	(1 977)
Depreciation for the period	(781)	(2 049)	(1 031)
Closing net book value	**7 411**	**8 968**	**7 607**

(all amounts are quoted in PLN thousands, unless otherwise stated)

As at June 30, 2008, the balance of assets under construction and impairment loss of assets under construction is as follows:

Assets under construction	As at Jun.30,2008	As at Dec.31,2007	As at Jun.30,2007
Gross value of assets under construction	122 379	136 981	85 982
Transfer to assets held for sale	0	(1 935)	0
Impairment loss of assets under construction	(4 708)	(4 682)	(4 682)
Total	**117 671**	**130 364**	**81 300**

In addition, the Group recognized impairment loss of assets under construction in the first half of 2008 totaling PLN 26 thousand.

Detailed information on security established on property, plant and equipment is provided in note 24 to these financial statements.

The Group classified the following as property, plant and equipment held for sale:

Property, plant and equipment classified as held for sale	As at Jun.30,2008	As at Dec.31,2007	As at Jun.30,2007
Opening balance	**10 745**	**7 143**	**7 143**
transfer from tangible assets	5 498	19 847	11 888
sale	(1 741)	(16 075)	(1 870)
other	55	(170)	0
Closing balance	**14 557**	**10 745**	**17 161**

As at June 30, 2008, "Non-current assets classified as held for sale" include cars and 3 coaches withdrawn from operation within the framework of short-term rent and lease activities. The sale of cars after their period of operation falls within the scope of other on-going operating activities. Revenue from the sale of cars is subject to seasonal market fluctuations as well as to the pursued policy related to rent-a-car equipment. Non-current assets held for sale include also land, rights to perpetual usufruct of land as well as buildings and structures of the company PKS Tarnobrzeg (base at 86 Sikorskiego str. in Tarnobrzeg). In addition, property in Warsaw owned by PBP Orbis Sp. z o.o (premises at 36b 1 Sierpnia str.) was classified as "PP&E held for sale".

Non-current assets held for sale are reported at their carrying amount, which is not higher than the fair value.

In 2002 the Group concluded an agreement with leasing company under which Group took hotels, two in Warsaw and one hotel in Poznań and Łódź each, previously sold to this company, to be operated under operating lease. As a result of the executed operating lease agreement, the Group recognized off-balance sheet commitments on account of monthly installments for the period of 6 years, until 2012, arising from the amounts of contractual lease payments. The agreement gives the opportunity to continue for the next 10 years on specified conditions (until year 2022). The value of lease payments for the years 2012-2022 was calculated on the basis of the current rents, due to lack of appropriate provisions in the agreement.

(all amounts are quoted in PLN thousands, unless otherwise stated)

Operating lease liabilities of the Group presented off-balance sheet are as follows:

Future minimum operating lease liabilities	As at Jun.30,2008	As at Dec.31,2007	As at Jun.30,2007
Operating lease liabilities, due in:			
1 year	10 346	11 723	11 185
from 1 to 5 years	35 149	38 026	38 812
more than 5 years	81 294	91 384	100 877
Total operating lease liabilities	**126 789**	**141 133**	**150 874**

Moreover, in 2004 the Group took a hotel building to be held under operating lease for the period of 15 years. On this account, the Group has off-balance sheet commitments arising from lease payments to be paid during the remaining period of 11 years, until 2018. The annual rent is determined on the level of 25% of revenue.

Detailed information on impairment of property, plant and equipment is presented below:

Impairment of tangible assets and assets under construction	As at Jun.30,2008	As at Dec.31,2007	As at Jun.30,2007
Opening balance	**(430 236)**	**(474 247)**	**(474 247)**
recognition of impairment of PP&E	(3)	(29 389)	0
recognition of impairment of assets under construction	(26)	(47)	(47)
reversal of impairment of PP&E	45	55 430	239
reversal of impairment of assets under construction	0	0	0
used	866	18 017	451
Closing balance	**(429 354)**	**(430 236)**	**(473 604)**

Recognized impairment of PP&E and annual reversal of impairment of PP&E are presented in "Revaluation of non-financial non-current assets" line of the income statement. However, operating reversal of impairment of PP&E and assets under construction are presented in the "Other operating income" item. Information on the accounting policy applied in respect of impairment tests on non-financial non-current assets is set out in note 2.1.6 to these financial statements.

Changes in the balance of impairment loss in the current period resulted chiefly from improvement in the conditions of operation of the hotels, which was reflected in the appearance of grounds to test them for impairment.

(all amounts are quoted in PLN thousands, unless otherwise stated)

10. INTANGIBLE ASSETS

The table below presents intangible assets as at **June 30, 2008:**

	Goodwill	Permits, patents, licenses and similar	Computer software	Other intangible assets	Total intangible assets
		As at Jan. 1, 2008			
Cost	**109 229**	**584**	**15 648**	**216**	**125 677**
Accumulated amortization and impairment	(901)	(404)	(13 726)	(6)	(15 037)
Opening net book amount	**108 328**	**180**	**1 922**	**210**	**110 640**
Additions	0	126	580	195	901
purchase	0	126	580	195	901
transfer from investments	0	0	0	0	0
Disposals	0	0	0	0	0
sale	0	0	0	0	0
liquidation	0	0	0	0	0
Reversal of impairment	0	0	0	0	0
Amortization charge for the period	0	(50)	(784)	0	(834)
Closing net book amount	**108 328**	**256**	**1 718**	**405**	**110 707**
		As at Jun. 30, 2008			
Cost	**109 229**	**709**	**15 624**	**411**	**125 973**
Accumulated amortization and impairment	(901)	(453)	(13 906)	(6)	(15 266)
Closing net book amount	**108 328**	**256**	**1 718**	**405**	**110 707**

(all amounts are quoted in PLN thousands, unless otherwise stated)

The table below presents intangible assets as at **December 31, 2007:**

	Goodwill	Permits, patents, licenses and similar	Computer software	Other intangible assets	Total intangible assets
		As at Jan. 1, 2007			
Cost	**108 609**	**384**	**15 557**	**324**	**124 874**
Accumulated amortization and impairment	(901)	(188)	(13 655)	(89)	(14 833)
Opening net book amount	**107 708**	**196**	**1 902**	**235**	**110 041**
Additions	620	151	1 466	3	2 240
purchase	0	92	1 415	3	1 510
transfer from investments	0	0	51	0	51
other	0	59	0	0	59
acquisition of an economic entity	620	0	0	0	620
Disposals	0	(2)	(30)	(28)	(60)
sale	0	0	0	0	0
liquidation	0	(2)	(3)	0	(5)
other	0	0	(27)	(28)	(55)
Reversal of impairment	0	0	1	0	1
Amortization charge for the period	0	(165)	(1 417)	0	(1 582)
Closing net book amount	**108 328**	**180**	**1 922**	**210**	**110 640**
		As at Dec. 31, 2007			
Cost	**109 229**	**584**	**15 648**	**216**	**125 677**
Accumulated amortization and impairment	(901)	(404)	(13 726)	(6)	(15 037)
Closing net book amount	**108 328**	**180**	**1 922**	**210**	**110 640**

(all amounts are quoted in PLN thousands, unless otherwise stated)

The table below presents intangible assets as at **June 30, 2007**:

	Goodwill	Permits, patents, licenses and similar	Computer software	Other intangible assets	Total intangible assets
		As at Jan. 1, 2007			
Cost	**108 609**	**384**	**15 557**	**324**	**124 874**
Accumulated amortization and impairment	(901)	(188)	(13 655)	(89)	(14 833)
Opening net book amount	**107 708**	**196**	**1 902**	**235**	**110 041**
Additions	0	40	564	25	629
purchase	0	40	528	25	593
transfer from investments	0	0	36	0	36
Disposals	0	0	(1)	0	(1)
other	0	0	(1)	0	(1)
Amortization charge for the period	0	(58)	(728)	0	(786)
Closing net book amount	**107 708**	**178**	**1 737**	**260**	**109 883**
		As at Jun. 30, 2007			
Cost	**108 609**	**425**	**15 684**	**349**	**125 067**
Accumulated amortization and impairment	(901)	(247)	(13 947)	(89)	(15 184)
Closing net book amount	**107 708**	**178**	**1 737**	**260**	**109 883**

All intangible assets recognized by the Group, save for goodwill, have definite useful lives. The Group does not have any internally generated intangible assets.

Impairment of intangible assets	**As at Jun.30,2008**	**As at Dec.31,2007**	**As at Jun.30,2007**
Opening balance	**(3)**	**(4)**	**(4)**
used	3	0	0
reversed		1	0
Closing balance	**0**	**(3)**	**(4)**

As at the balance sheet date, intangible assets do not secure the Group's liabilities.

Goodwill impairment test

Goodwill was created by purchase of shares of the subsidiary Hekon - Hotele Ekonomiczne S.A. (PLN 107,252 thousand), purchase of the enterprise Państwowe Przedsiębiorstwo Komunikacji Samochodowej Tarnobrzeg (PLN 456 thousand) and purchase of additional shares in Capital Parking Sp. z o.o. (PLN 620 thousand). Goodwill is annually tested for impairment in line with the policy described in the note 2.1.6 of these financial statements.

For the first half of 2008 and first half of 2007 were no indications of a necessity to perform a goodwill impairment test.

(all amounts are quoted in PLN thousands, unless otherwise stated)

11. INVESTMENTS IN ASSOCIATES

Investments in associates measured using the equity method:

	As at Jun.30,2008	As at Dec.31,2007	As at Jun.30,2007
Opening balance	**8 067**	**7 989**	**7 989**
Shares and interests	8 067	7 989	7 989
Additions	**279**	**78**	**1 677**
share of profit (loss) of associates	279	78	1 677
Disposals	**0**	**0**	**0**
share of profit (loss) of associates	0	0	0
Closing balance	**8 346**	**8 067**	**9 666**
Shares and interests	8 346	8 067	9 666

Brief financial information about consolidated associates is presented in the table below:

Associates, name and corporate seat	Carrying amount	Assets	Liabilities	Revenues	Net profit (loss)	Net assets of the company	% share in share capital	% share in the no. of voting rights at the GM
Orbis Casino Sp. z o.o.								
stan na 30.06.2008	8 346	43 825	18 785	254 547	837	25 040	33	33
stan na 31.12.2007	8 067	45 900	21 697	514 373	234	24 203	33	33
stan na 30.06.2007	9 666	42 300	13 299	269 129	5 032	29 001	33	33

Shares in Orbis Casino Sp. z o.o. held by the Group are valued using the equity method.

Investments in associates are not directly exposed to the risk of change in the interest rate and price risk.

(all amounts are quoted in PLN thousands, unless otherwise stated)

12. RELATED PARTIES

Information on non-consolidated related parties:

Subsidiaries, name and corporate seat	Carrying amount	Assets	Liabilities	Revenues	Net profit (loss)	Net assets of the company	% share in share capital	% share in the no. of voting rights at the GM
Wioska Turystyczna Wilkasy Sp. z o.o.								
stan na 30.06.2008	497	4 331	1 186	557	(239)	3 145	100,00	100,00
stan na 31.12.2007	497	4 442	1 058	1 688	3	3 384	100,00	100,00
stan na 30.06.2007	497	4 597	1 336	665	(120)	3 261	100,00	100,00
AutoOrbisBus Sarl								
stan na 30.06.2008	35	0	430	91	(143)	(430)	99,05	99,05
stan na 31.12.2007	35	319	631	482	(218)	(312)	99,05	99,05
stan na 30.06.2007	35	833	1 030	257	(87)	(197)	99,05	99,05
PMKS Sp. z o.o.								
stan na 30.06.2008	1 423	2 032	1 339	1 728	(316)	693	59,43	59,43
stan na 31.12.2007	0	0	0	0	0	0	0,00	0,00
stan na 30.06.2007	0	0	0	0	0	0	0,00	0,00
Total related companies								
stan na 30.06.2008	**1 955**	**6 363**	**2 955**	**2 376**	**(698)**	**3 408**	**n/a**	**n/a**
stan na 31.12.2007	**532**	**4 761**	**1 689**	**2 170**	**(215)**	**3 072**	**n/a**	**n/a**
stan na 30.06.2007	**532**	**5 430**	**2 366**	**922**	**(207)**	**3 064**	**n/a**	**n/a**

In the balance sheet, non-consolidated subsidiaries are recognized as available-for-sale financial assets. Interests in non-related parties, amounting to PLN 14 thousand as at June 30, 2008, are presented in the same line.

In June 2008, the company PKS Tarnobrzeg sp. z o.o. purchased 2,058 shares of the company PMKS Sp. z o.o., with nominal value of PLN 1,000 each. The carrying amount of PMKS Sp. z o.o. shares as at June 30, 2008 is PLN 1,423 thousand.

13. BUSINESS COMBINATIONS AND DISPOSALS

No business combinations within the meaning of IFRS 3 took place in the first half of 2008.

14. INTERESTS IN JOINT VENTURES

Companies of the Orbis Group do not hold any interests in joint ventures.

(all amounts are quoted in PLN thousands, unless otherwise stated)

15. AVAILABLE-FOR-SALE FINANCIAL ASSETS

As at June 30, 2008, the Group held the following available-for-sale financial assets:

	As at Jun.30,2008	As at Dec.31,2007	As at Jun.30,2007
Opening balance	**547**	**662**	**662**
Sale		(84)	0
Other	1 423	(31)	0
Closing balance	**1 970**	**547**	**662**

The line "others" in 2008 refers to the acquisition of shares in PMKS Sp. z o.o. The line "sale" in 2007 relates to sale of shares in Przedsiębiorstwo Hotelowe Majewicz Sp. z o.o.

Available-for-sale financial assets are composed of the following items:

	As at Jun.30,2008	As at Dec.31,2007	As at Jun.30,2007
Shares/interests in unlisted companies	1 970	547	662
Total available-for-sale financial assets	**1 970**	**547**	**662**

Available-for-sale financial assets are not directly exposed to the risk of change in interest rates and price risk.

16. OTHER FINANCIAL ASSETS

As at June 30, 2008, the Group held the following other financial assets:

	As at Jun.30,2008	As at Dec.31,2007	As at Jun.30,2007
Loans granted	0	0	0
Other non-current receivables	42	42	51
Non-current prepayments	23	0	72
Receivables from finance leases	2 039	3 598	4 406
Other financial assets, total	**2 104**	**3 640**	**4 529**

	As at Jun.30,2008	As at Dec.31,2007	As at Jun.30,2007
Opening balance	**3 640**	**3 612**	**3 612**
Receivables from finance leases	(1 559)	149	918
Other additions	24	4	0
Loan repayment	0	(44)	0
Other disposals	(1)	(81)	(1)
Closing balance	**2 104**	**3 640**	**4 529**

Other financial assets are exposed to the credit risk and interest rate risk. Information on risk management is provided in note 31 of the consolidated financial statements.

The fair value of other financial assets as at June 30, 2008 is close to their carrying amount.

(all amounts are quoted in PLN thousands, unless otherwise stated)

17. INVESTMENT PROPERTY

	As at Jun.30,2008	As at Dec.31,2007	As at Jun.30,2007
Opening gross carrying amount	**66 013**	**73 275**	**73 275**
Accumulated depreciation	(26 277)	(31 393)	(31 393)
Opening net book amount	**39 736**	**41 882**	**41 882**
Additions	0	247	247
other	0	247	247
Disposls	0	(1 212)	0
sale	0	(1 212)	0
Depreciation charge for the period	(503)	(1 181)	(629)
Closing net book amount	**39 233**	**39 736**	**41 500**
Closing gross book amount	**182 861**	66 013	75 096
Accumulated depreciation at the end of period	(143 628)	(26 277)	(33 596)
Closing net book amount	**39 233**	**39 736**	**41 500**

The Group measures investment property at historical cost less depreciation charges and impairment. As at the date of transition to IFRS (January 1, 2004), the Group valued land and rights to perpetual usufruct of land that account for a considerable share of investment property and considered this value as deemed cost. The fair value of land and rights to perpetual usufruct of land determined on the basis of a valuation of an independent expert amounted to PLN 32,503 thousand as at January 1, 2004. Assets were not revalued as at June 30, 2008.

The following amounts were recognized in the income statement:

	1st half of 2008	1st half of 2007
Income from rent of investment property	3 326	788
Direct operating expenses of investment property which generate income from rent	1 563	1 259
Direct operating expenses of investment property which do not generate income from rent	110	196

Investment property includes the following land owned as well as rights to perpetual usufruct of land, buildings and structures:

- in Gdańsk – right to perpetual usufruct of land with the area of 62 sq. m. and a building with usable floor space of 87 sq. m.,
- in Konin – right to perpetual usufruct of land with an area of 752 sq. m. and interest in an office building with usable floor space of 447 sq. m.,
- in Poznań – right to perpetual usufruct of land with an area of 28,992 sq. m. and an office building, service depot, fuel station, porter's lodge, substation with a total area of approx. 2 500 sq m,
- in Świnoujście – right to perpetual usufruct of land with an area of 961 sq. m. and a commercial building with usable floor space of 508 sq. m.,
- in Warsaw – right to perpetual usufruct of land with an area of 3,585 sq. m. and the building of the Bristol Hotel with usable floor space of 18,062 sq. m.,
- in Warsaw – right to perpetual usufruct of land with an area of 2,230 sq. m. and the multi-storey garage-parking with usable floor space of 19,000 sq. m.,
- in Wrocław – interest in right to perpetual usufruct of land with an area of 432 sq. m. and office rooms in an office building with an area of 532 sq. m.,
- in Lublin – right to perpetual usufruct of land with an area of 2,437 sq. m., on which a building with usable floor space of 62 sq. m. is located

(all amounts are quoted in PLN thousands, unless otherwise stated)

18. OTHER LONG-TERM INVESTMENTS

	As at Jun.30,2008	As at Dec.31,2007	As at Jun.30,2007
Opening balance	**552**	**552**	**552**
Increase in fair value in the period	0	0	0
Other additions	0	0	0
Sale	0	0	0
Other disposals	0	0	0
Closing balance	**552**	**552**	**552**

Other long-term investments are mainly composed of works of art owned by Orbis S.A.

19. INVENTORIES

	As at Jun.30,2008	As at Dec.31,2007	As at Jun.30,2007
Raw materials	6 824	6 809	6 683
Work in progress	4 255	1 842	4 193
Merchandise	722	752	663
Total inventories	**11 801**	**9 403**	**11 539**

The value of inventories recognized in the first half of 2008 as an expense in the "Cost of services and products sold" item amounted to PLN 50,938 thousand (in 2007: PLN 100,618 thousand and in the first half of 2007 PLN 49,793 thousand).

Information on write-downs of inventories:

	As at Jun. 30, 2008	As at Dec. 31, 2007	As at Jun. 30, 2007
Opening balance	**(348)**	**(489)**	**(489)**
write-down created	(51)	(167)	(83)
write-down used	4	40	1
write-down released	60	268	138
Closing balance	**(335)**	**(348)**	**(433)**

Created write-downs of inventories are presented in the 'Other operating expenses" item of the income statement and the release of write-downs – in „Other operating income". In the current period, the write-down of inventories was released as a result of their sale or commissioning for use.

The Group has not pledged any inventories as security for liabilities.

(all amounts are quoted in PLN thousands, unless otherwise stated)

20. TRADE AND OTHER CURRENT RECEIVABLES

Trade receivables are presented in the table below:

	As at Jun.30,2008	As at Dec.31,2007	As at Jun.30,2007
Trade receivables	90 557	64 028	91 150
of which: receivables from related parties	*1 731*	*1 852*	*1 868*
Provisions for impairment of receivables	(4 607)	(4 970)	(8 419)
Prepayments	16 249	1 567	297
Net trade receivables	**102 199**	**60 625**	**83 028**

Other current receivables are composed of the following items:

	As at Jun.30,2008	As at Dec.31,2007	As at Jun.30,2007
Current receivables	**76 122**	**56 697**	**50 841**
Loans granted	0	0	10
Taxes, grants, customs duties, social security and other benefits receivable	37 427	23 931	13 098
Sums receivable due to sale of real property	748	6 102	
Prepaid tangible assets, intangible assets and inventories	14 656	17 771	17 058
Adjudicated receivables	1 014	1 092	1 146
Claimed in court	664	656	923
Settlements with employees	881	493	1 007
Receivables from finance lease	1 422	1 908	1 916
Damage settlement	1 052	78	1 498
Deposits, collaterals, security	0	1 827	9 970
Other receivables	20 310	4 962	6 743
Provisions for impairment of other receivables	(2 052)	(2 123)	(2 528)
Current prepayments and advances	**18 952**	**6 142**	**21 215**
Prepayments, of which:	18 952	6 142	21 215
service fees	267	89	180
remunerations and derived	1 661	0	7 074
taxes and charges	8 267	345	6 070
insurance premiums	1 523	1 256	2 409
lease of advertisement space	1 239	1 761	1 166
earnest money	2 106	0	0
other	3 889	2 691	4 316
Other current receivables, net	**95 074**	**62 839**	**72 056**

Income tax receivables are composed of the following items:

	As at Jun.30,2008	As at Dec.31,2007	As at Jun.30,2007
Income tax receivable from the tax autorities	52	692	46
Total income tax receivables	**52**	**692**	**46**

(all amounts are quoted in PLN thousands, unless otherwise stated)

Change in impairment of receivables is presented below:

Impairment of receivables	As at Jun.30,2008	As at Dec.31,2007	As at Jun.30,2007
Opening balance	**(7 093)**	**(10 656)**	**(10 656)**
Recognition of impairment	(1 997)	(4 536)	(1 057)
Derecognition of impairment	1 733	4 805	41
Use of impairment	698	3 294	725
Closing balance	**(6 659)**	**(7 093)**	**(10 947)**

Impairment of receivables is recognized and derecognized in the "Other expenses by nature" item of the income statement, in note 4.3.

The credit risk related to receivables does not differ from the average credit risk on the Polish market. The maximum credit risk related to the Company's receivables and loans equals the amount presented in the balance sheet. No significant concentration of risk occurs due to the considerable share of relatively small transactions in total turnover. All threatened receivables are covered by a provision for impairment. More information on credit risk is provided in note 31.

The fair value of receivables does not significantly differ from their value presented in the consolidated financial statements.

The following table presents a maturity structure of current receivables including impairment:

	As at Jun.30,2008	As at Dec.31,2007	As at Jun.30,2007
Non-overdue receivables	144 578	87 347	135 979
Overdue receivables, including:	59 406	43 902	30 098
- less than 1 month	36 501	26 631	15 931
- 1 to 3 months	8 920	7 186	1 909
- 3 to 6 months	5 166	2 750	1 543
- 6 months to 1 year	3 800	1 554	1 262
- over 1 year	5 019	5 781	9 453
Total gross current receivables	**203 984**	**131 249**	**166 077**
Impairment of non-overdue receivables	0	(56)	(43)
Impairment of overdue receivables, including:	(6 659)	(7 037)	(10 904)
- less than 1 month	(19)	(3)	(47)
- 1 to 3 months	(29)	(245)	(155)
- 3 to 6 months	(285)	(618)	(538)
- 6 months to 1 year	(1 435)	(755)	(1 003)
- over 1 year	(4 891)	(5 416)	(9 161)
Total impairment of receivables	**(6 659)**	**(7 093)**	**(10 947)**
Net current receivables	**197 325**	**124 156**	**155 130**

As at June 30, 2008 receivables that amounted to PLN 52,747 thousand were overdue but not impaired. The analysis of these receivables classified by time intervals is presented below:

	As at Jun.30,2008	As at Dec.31,2007	As at Jun.30,2007
Overdue receivables without impairment, of which:	**52 747**	**36 865**	**18 643**
- less than 1 month	36 482	26 628	15 884
- 1 to 3 months	8 891	6 941	1 754
- 3 to 6 months	4 881	2 132	1 005
- 6 months to 1 year	2 365	799	0
- 1 to 5 years	128	365	0

No maturities in respect of receivables, apart from lending, were renegotiated.

The motor vehicles that are leased under the financial lease agreement are the collateral security of receivables under the financial lease of the Orbis Group. The provisions of the agreement guarantee the return of the leased property to the financing company in case of an earlier termination of the agreement, at the same time, the profit on their sale is appropriated as income of the financing company, which is set-off against its receivables under the agreement. The fair value of the security is similar to the carrying value of receivables for which the security was established. As at June 30, 2008, the receivables under the financial lease of the Orbis Group amount to a net sum of PLN 3,461 thousand and are described in note 28 to these financial statements.

Current receivables broken down by currencies are presented in the following table:

	As at Jun.30,2008	As at Dec.31,2007	As at Jun.30,2007
Broken down by currencies:			
In the Polish currency	169 559	114 457	134 616
In foreign currencies	27 766	9 699	20 514
EUR thousand	6 895	1 806	4 566
PLN thousand	23 341	6 603	17 298
CHF thousand	177	107	205
PLN thousand	383	232	513
GBP thousand	319	250	251
PLN thousand	1 497	1 213	1 286
USD thousand	568	542	301
PLN thousand	1 194	1 320	843
SEK thousand	0	8	0
PLN thousand	0	3	0
AUD thousand	0	50	0
PLN thousand	0	107	0
LTL thousand	325	200	500
PLN thousand	316	208	545
other in PLN thousand	1 035	13	29
In the Polish currency, total	**197 325**	**124 156**	**155 130**

The Group holds no collateral for receivables other than those mentioned above.

(all amounts are quoted in PLN thousands, unless otherwise stated)

21. FINANCIAL ASSETS AND LIABILITIES AT FAIR VALUE THROUGH PROFIT OR LOSS

	As at Jun.30,2008	As at Dec.31,2007	As at Jun.30,2007
Financial assets at fair value through profit or loss			
Opening balance	**6 986**	**136**	**136**
- purchase	10 983	121 232	33 101
- sale	(18 000)	(114 381)	(33 169)
- valuation	(18)	18	0
- other additions/disposals	49	(19)	(68)
Closing balance	0	6 986	0
Financial assets at fair value through profit or loss	**0**	**6 986**	**0**

Securities, comprising bonds and certificates of deposit, acquired by the Company to derive economic benefits arising from short-term changes in prices are classified as financial assets at fair value through profit or loss.

In the first half of 2008, the Group sold all securities it held.

Debt securities as at December 31, 2007 were reported at fair value based on assessment provided by a bank acting as a transaction agent. There were the following parties to transactions as at December 31, 2007:

- Volkswagen Leasing Polska Sp. z o.o. – bonds – transaction amount at purchase price PLN 1,991 thousand.
- Europejski Fundusz Leasingowy SA – bonds – transaction amount at purchase price PLN 4,977 thousand.

As at December 31, 2007 the fair value of debt securities were PLN 18 thousand higher than amounts at cost and amounted 6 986 thousand.

Changes in financial assets and liabilities valued at fair value through profit or loss, are reported in the cash flow statement, in the section related to investing activities.

Changes in the fair value of financial assets and liabilities at fair value, along with gains and losses settled in correspondence with profit or loss, are reported under the „Other finance income/expenses" item of the income statement (note 4.2 and 4.5).

The maximum credit risk related to debt securities held by the Company refers to balance sheet value of the securities. The Group holds securities of two companies, but since investments in securities concern companies with the highest financial standing, the above concentration does not result in any significant increase of the risk. The Group is exposed to a risk of change of fair value thereof as a result of changing interest rates. Information on limiting the risk is presented in note 31. As at June 30, 2008, the Company held no debt securities, therefore it was not exposed to the above risks.

22. CASH AND CASH EQUIVALENTS

	As at Jun.30,2008	As at Dec.31,2007	As at Jun.30,2007
Cash at bank and on hand	10 583	33 066	27 465
Short-term bank deposits	55 421	50 500	30 516
Other cash and cash equivalents	5 382	22 786	40 986
Total cash and cash equivalents	**71 386**	**106 352**	**98 967**

Other cash and cash equivalents include cash in transit and other monetary assets and money deposited with banks in the form of repo transactions whit a maturity not exceeding three months.
The Group invests temporarily disposable cash in short-term bank deposits with maturity date ranging from 1 to 32 days. The effective interest rate on these deposits ranges from 1.2% to 6.4%.

23. SHARE CAPITAL AND RESERVES

Share capital

Series / issue	Type of shares	Number of shares	Value of series / issue at par in PLN thousand	Terms of acquisition	Registration date
A	ordinary bearer shares	37 500 000	75 000	contribution in I	Jan. 9, 1991
B	ordinary bearer shares	8 523 625	17 047	cash	Apr. 21, 1998
C	ordinary bearer shares	53 383	107	cash	Apr. 21, 1998
Total number of shares		**46 077 008**			
Total share capital			**92 154**		
Par value on shares = PLN 2					
Hyperinflation restatement of share capital			**425 600**		
Carrying amount of share capital			**517 754**		

Due to revaluation, as at the date of transition to IFRS, of the contribution in kind using hyperinflation indexes, the value of the share capital from the issue of A series shares increased by PLN 425,600,452 to reach PLN 500,600,452. The aggregate revalued amount of share capital equals PLN 517,754,468.

	As at Jun.30,2008	As at Dec.31,2007	As at Jun.30,2007
Number of shares issued and paid	46 077 008	46 077 008	46 077 008
Par value per share	2	2	2
Shares/interests as at the beginning of period (in pcs)	**46 077 008**	**46 077 008**	**46 077 008**
Change in the period:	0	0	0
Shares/interests as at the end of period (in pcs)	**46 077 008**	**46 077 008**	**46 077 008**

(all amounts are quoted in PLN thousands, unless otherwise stated)

Shareholders

As at September 5, 2008 the value of the share capital of Orbis S.A. amounted to PLN 517,754 thousand and consisted of 46,077,008 shares. Shareholders who hold, directly or indirectly through its subsidiaries, at least 5% of the total number of voting rights at the General Meeting of Shareholders, determined as at September 5, 2008 on the basis of a notification specified in Article 69 of the Act on Public Offering, Conditions Governing the Introduction of Financial Instruments to Organized Trading, and Public Companies include:

Shareholder	Number of shares held as at Sept. 5, 2008. (no. of voting rights at the GM)	Percentage share in the share capital as at Sept. 5, 2008 (percentage share in the total no. of voting rights at the GM)	Change in the structure of ownership of major blocks of shares in the period Jan. 1, 2008 - Sept. 5, 2008
- Accor S.A.:	**22 787 167**	**49,45%**	**3,97%**
incl. a subsidiary of Accor S.A. - ACCOR POLSKA Sp. z o.o.:	*2 303 849*	*4,99%*	-
- BZ WBK AIB Asset Management S.A. - customers under management contracts, investment funds BZ WBK Towarzystwo Funduszy Inwestycyjnych S.A.:	**9 377 690**	**20,35%**	**1,99%**
including securities accounts of investment funds managed by BZ WBK AIB Towarzystwo Funduszy Inwestycyjnych S.A.	*6 502 334*	*14,11%*	*4,07%*
(including on investmnet funds' accounts): 1. Arka FIO	*2 319 222*	*5,03%*	
2. Arka Zrównoważony FIO	*2 322 338*	*5,04%*	
- Commercial Union OFE BPH CU WBK:	**2 338 652**	**5,08%**	-

Other capital

	As at Jun.30,2008	As at Dec.31,2007	As at Jun.30,2007
Share premium	132 944	132 944	132 944
Adjustment of long term investments to fair value	480	480	480
Deferred income tax	(91)	(91)	(91)
Other capital, total	**133 333**	**133 333**	**133 333**

Exchange differences on consolidation

This item includes exchange differences on translation of financial statements of foreign subsidiaries.

(all amounts are quoted in PLN thousands, unless otherwise stated)

24. BORROWINGS

	As at Jun.30,2008	As at Dec.31,2007	As at Jun.30,2007
Non-current borrowings			
Bank borrowings	233 923	188 904	230 888
Loans	0	0	0
Total non-current borrowings	**233 923**	**188 904**	**230 888**
Current borrowings			
Bank borrowings	93 697	87 315	92 291
Loans	0	0	332
Total curent borrowings	**93 697**	**87 315**	**92 623**
Total borrowings	**327 620**	**276 219**	**323 511**

The maturity of borrowings is presented in the table below:

	As at Jun.30,2008	As at Dec.31,2007	As at Jun.30,2007
As broken down by maturity:			
Payable upon request or within up to 1 year	93 697	87 315	92 623
Between1 and 3 years	118 059	93 063	86 004
Between 3 and 5 years	115 864	95 841	98 211
Over 5 years	0	0	46 673
Total borrowings	**327 620**	**276 219**	**323 511**

Currencies of borrowings are presented in the table below:

	As at Jun.30,2008	As at Dec.31,2007	As at Jun.30,2007
As broken down by currencies:			
PLN	318 804	267 104	313 926
Foreign currencies (per currency and translation into PLN):	8 816	9 115	9 585
CHF thous.	*4 217*	*4 217*	*4 217*
PLN thous.	*8 816*	*9 115*	*9 585*
In PLN, total	**327 620**	**276 219**	**323 511**

The fair value of borrowings is close to their unpaid amount.

The effective interest rate for borrowings ranges from 4.01 % do 8.63 %.

(all amounts are quoted in PLN thousands, unless otherwise stated)

Detailed information on borrowings is provided below:

Debtor	Creditor	Title	Currency	Jun.30,2008	Dec.31,2007	Jun.30,2007	Interest rate	Maturity	Security
Orbis S.A.	Fixed-term bank borrowings agreement with Bank Handlowy w Warszawie S.A. and Societe Generale S.A. Branch in Poland (Main Appointed Arrangers), Bank Zachodni WBK S.A. and Calyon (Arrangers)	fixed-term bank borrowings	PLN	273 399	227 213	266 305	WIBOR + margin	Nov. 10, 2012	item no. 1
Orbis S.A.	BWE	loan	PLN	0	0	332	15%	Oct. 7, 2007	
Orbis Transport Sp. z o.o.	Kredyt Bank S.A.	bank borrowings	PLN	1 875	1 875	2 500	WIBOR 1M + margin	Dec. 31, 2010	item no. 2
Orbis Transport Sp. z o.o.	Kredyt Bank S.A.	bank borrowings	PLN	1 875	1 875	2 500	WIBOR 1M + margin	Dec. 31, 2010	item no. 3
Orbis Transport Sp. z o.o.	Kredyt Bank S.A.	bank borrowings	PLN	20 423	34 018	34 018	WIBOR O/N + margin	Jan.31, 2009	item no. 4
Orbis Transport Sp. z o.o.	Kredyt Bank S.A.	bank borrowings	PLN	8 816	9 115	9 585	Libor 1M + margin	Jan.31, 2009	item no. 5
			CHF	*4 217*	*4 217*	*4 217*			
Orbis Transport Sp. z o.o.	Societe Generale	bank borrowings	PLN	21 232	*0*	*0*	WIBOR 1M + margin	Jan.31, 2009	item no. 6
Orbis Transport Sp. z o.o.	Citibank Handlowy SA	bank borrowings	PLN	0	0	7 000	WIBOR T/N + 0,6%	Oct. 22, 2007	
PBP Orbis Sp. z o.o.	Kredyt Bank S.A.	bank borrowings	PLN	0	871	1 271	WIBOR 1M + margin	Jan.31, 2009	
PBP Orbis Sp. z o.o.	Kredyt Bank S.A.	bank borrowings	PLN	0	1 252	0	WIBOR O/M + margin	Jan.31, 2009	
Total			**PLN**	**327 620**	**276 219**	**323 511**			

Security for borrowings established on assets includes mortgages on real estate amounting in total to PLN 523,689 thousand and a pledge on a fleet of cars:

1. due to the Fixed-Term Bank Borrowings Agreement with Bank Handlowy w Warszawie S.A. and Societé Générale S.A. Branch in Poland (Main Appointed Arrangers) and Bank Zachodni WBK S.A. and Calyon (Arrangers) – cap mortgages up to PLN 503,052 thousand established on the real estate of the following Orbis S.A. Branches: Hotel Mercure Poznań, Hotel Novotel Centrum Warszawa, Hotel Novotel Centrum Poznań, Hotel Sofitel Victoria Warszawa, Hotel Mercure Kasprowy Zakopane, Hotel Mercure Panorama Wrocław; and assignment of rights under insurance policies related to hotels covered by the cap mortgage as well as surety issued by Hekon - Hotele Ekonomiczne SA.
2. due to the investment credit facility granted to the company Orbis Transport Sp. z o.o. by Kredyt Bank S.A. for purchase of property at 47 Łopuszańska street – cap mortgage up to PLN 7,200 thousand for purchase of property and assignment of rights under the insurance policy.
3. due to the investment credit facility granted to the company Orbis Transport Sp. z o.o. by Kredyt Bank S.A. – ordinary mortgage of PLN 2,500 thousand pledged as security for the credit facility and a cap mortgage of PLN 2,300 to secure interest as well as assignment of rights under the insurance policy. Mortgage established on property at 47 Łopuszańska street.
4. due to the working capital credit facility granted to the company Orbis Transport Sp. z o.o. by Kredyt Bank S.A. and used to purchase cars for the purpose of Rent a Car and lease operations – a pledge on the fleet of cars.

(all amounts are quoted in PLN thousands, unless otherwise stated)

5. due to the working capital credit facility granted to the company Orbis Transport Sp. z o.o. by Kredyt Bank S.A. and used to purchase cars for the purpose of Rent a Car and lease operations – a pledge on the fleet of cars.
6. due to an overdraft granted by Societe Generale to the company Orbis Transport Sp. z o.o. – joint and several surety of Orbis S.A.

In the first half of 2008, the Group completed the process aimed at removal of cap mortgages from land and mortgage registers, said mortgages established on hotels: the Solny in Kolobrzeg and the Francuski in Krakow, up to PLN 8,637 thousand due to the borrowing granted by Bank Współpracy Europejskiej S.A. The loan was repaid in full on October 5, 2007.

Other securities established on assets

The following securities have been established, in the form of registered mortgage encumbrance, on the assets of PKS Gdańsk Sp. z o.o. in connection with capital commitments of Orbis Transport Sp. z o.o., shareholder of PKS Gdańsk Sp. z o.o., connected with the purchase of an organized enterprise and its subsequent contribution to PKS Gdańsk Sp. z o.o.:

Type of commitment	Security	Amount of security
Payment of the outstanding portion of price of PPKS	Ordinary joint mortgage	5 850
Interest on unpaid price	Joint cap mortgage	3 000
Non-performance or improper performance of obligations related to employment of PPKS employees	Joint cap mortgage	3 000
Total		**11 850**

All lease agreements executed by the Company PKS Gdańsk Sp. z o.o. are secured by blank promissory notes.

As at the balance sheet date, the Company PKS Tarnobrzeg Sp. z o.o. has the following securities established on non-current assets:

- security for payments to be made by the Company Orbis Transport to the State Treasury as installments for the purchase of the State Enterprise in Tarnobrzeg pursuant to the Notary's Deed dated April 21, 2004 for an aggregate amount of PLN 2,600 thousand.
- security for refund of an advance of PLN 3,000 thousand + VAT (PLN 3,660 thousand), received towards the sale of real property at 86 Sikorskiego street in Tarnobrzeg (with the exclusion of the Filling Station) to the benefit of Maryland Real Estate Sp. z o.o.

Owing to a floating interest rate on the majority of bank borrowings taken by the Companies forming the Group, the Companies are exposed to the risk of changes in cash flows resulting from fluctuations in interest rates. Information on risk management is provided in note 31.

In the first half of 2008 interest rates were as follows:

- WIBOR 1M: 5.41 – 6.29
- WIBOR 3M: 5.60 – 6.65
- WIBOR 6M: 5.84 – 6.81
- WIBOR 1Y: 6.00 – 6.91

Unused credit lines of the Group amounted to PLN 190,563 thousand, of which:

- under overdraft facility – PLN 41,796 thousand,
- under fixed-term bank borrowings agreement – PLN 148,767 thousand.

In the periods covered by these financial statements, the Group's companies met all quantitative and qualitative requirements provide for and defined in loan facility agreements, the failure to meet which could involve the request for early repayment.

(all amounts are quoted in PLN thousands, unless otherwise stated)

25. OTHER NON-CURRENT LIABILITIES

	As at Jun.30,2008	As at Dec.31,2007	As at Jun.30,2007
Liabilities arising from purchase of related parties	878	1 697	2 515
Finance lease liabilities	2 779	3 766	5 322
Other	514	531	502
Other non-current liabilities, total	**4 171**	**5 994**	**8 339**

Finance lease liabilities are presented in note 27.

26. PROVISIONS FOR LIABILITIES

	Provision for court litigations	Provision for restructuring costs	Other provisions for liabilities	Total provisions for liabilities
As at January 1, 2008	**1 536**	**306**	**807**	**2 649**
Provision created in the period	0	0	872	872
Provision used in the period	(120)	(306)	0	(426)
Provision released in the period	0	0	(332)	(332)
As at June 30, 2008	**1 416**	**0**	**1 347**	**2 763**
Short-term 1st half of 2008	1 395	0	1 347	2 742
Long-term 1st half of 2008	21	0	0	21
Total provisions as at June 30, 2008	**1 416**	**0**	**1 347**	**2 763**

	Provision for court litigations	Provision for restructuring costs	Other provisions for liabilities	Total provisions for liabilities
As at January 1, 2007	**1 012**	**5 752**	**137**	**6 901**
Provision created in the period	662	306	1 059	2 027
Provision used in the period	(7)	(5 435)	(24)	(5 466)
Provision released in the period	(131)	(317)	(365)	(813)
As at December 31, 2007	**1 536**	**306**	**807**	**2 649**
Short-term 2007	1 515	306	807	2 628
Long-term 2007	21	0	0	21
Total provisions as at December 31, 2007	**1 536**	**306**	**807**	**2 649**

(all amounts are quoted in PLN thousands, unless otherwise stated)

	Provision for court litigations	Provision for restructuring costs	Other provisions for liabilities	Total provisions for liabilities
As at January 1, 2007	**1 012**	**5 752**	**137**	**6 901**
Provision created in the period	192	0	1	193
Provision used in the period	(7)	(5 167)	(3)	(5 177)
Provision released in the period	(32)	0	(3)	(35)
As at June 30, 2007	**1 165**	**585**	**132**	**1 882**
Short-term 1st half of 2007	1 114	585	132	1 831
Long-term 1st half of 2007	51	0	0	51
Total provisions as at June 30, 2007	**1 165**	**585**	**132**	**1 882**

Information on provisions for pensions and similar benefits is provided in note 29.

Restructuring

In the first half of 2008, the Group completed reorganization of its structure and reduction in employment. During this period, severance payments were disbursed in connection with restructuring of employment amounting to the total of PLN 1,979 thousand, of which PLN 306 thousand was recognized at a provision established in 2006, whereas PLN 1,673 thousand encumbered results of the current period.

27. TRADE PAYABLES AND OTHER CURRENT LIABILITIES

The table below presents trade payables:

	As at Jun.30,2008	As at Dec.31,2007	As at Jun.30,2007
Trade payables	79 918	92 846	88 301
of which: liabilities towards subsidiaries	*5 427*	*4 682*	*5 466*
Prepaid supplies	834	156	2 705
Total trade payables	**80 752**	**93 002**	**91 006**

(all amounts are quoted in PLN thousands, unless otherwise stated)

Other current liabilities are composed of the following items:

	As at Jun.30,2008	As at Dec.31,2007	As at Jun.30,2007
Current liabilities	**53 251**	**28 764**	**43 801**
Dividend liabilities	18 431	0	15 667
Taxes, customs duties, social security contributions and other benefits payable	15 125	16 630	14 793
Wages and salaries payable	1 809	2 055	2 967
Deposits received	2 193	2 185	1 331
Finance lease liabilities - current portion	2 478	2 929	2 923
Liabilities on account of purchase of related parties	1 638	1 638	1 638
Other liabilities	11 577	3 327	4 482
Prepayments and accrued expenses	**94 290**	**42 520**	**79 964**
Accrued expenses	28 563	17 666	28 350
liabilities towards employees	10 872	9 827	12 652
franchising fees	754	0	369
public law liabilities	1 931	2 251	2 907
costs of non-invoiced services	13 937	4 420	11 177
commissions of travel agencies	65	0	203
other	1 004	1 168	1 042
Deferred income	65 727	24 854	51 614
advances and downpayments	63 595	24 536	48 861
other	2 132	318	2 753
Other current liabilities, total	**147 541**	**71 284**	**123 765**

Current income tax liability is composed of the following items:

	As at Jun.30,2008	As at Dec.31,2007	As at Jun.30,2007
Income tax liability to the revenue office	4 976	7 927	3 849
Income tax liability to the companies of the tax group	0	54	0
Total income tax liability	**4 976**	**7 981**	**3 849**

(all amounts are quoted in PLN thousands, unless otherwise stated)

FINANCE LEASE LIABILITIES OF THE LESSEE

Information on leased PP&E is presented in note 9 to the consolidated financial statements.

Finance lease liabilities	As at Jun.30,2008	As at Dec.31,2007	As at Jun.30,2007
Finance lease liabilities, including interest, due within:			
one year	2 714	3 249	3 312
from 1 to 5 years	2 950	4 007	5 669
Total finance lease liabilities	**5 664**	**7 256**	**8 981**
Less future interest	(407)	(561)	(736)
Total present value of liabilities - minimum lease payments	**5 257**	**6 695**	**8 245**

Present value of liabilities - minimum lease payments	As at Jun.30,2008	As at Dec.31,2007	As at Jun.30,2007
Structure of finance lease liabilities, due within:			
one year	2 478	2 929	2 923
from 1 year to 5 years	2 779	3 766	5 322
Present value of liabilities - minimum lease payments, total	**5 257**	**6 695**	**8 245**

Operating lease liabilities presented off-balance-sheet are described in note 9 to the consolidated financial statements.

The long-term portion of finance lease liabilities is presented in note 25 to the consolidated financial statements as other non-current liabilities. The short-term portion of finance lease liabilities is presented in other current liabilities (note 27).

The average effective interest rate applied to settle finance leases in the first half of 2008 ranged from 2.83% to 8.86%.

28. ACCOUNTING BY LESSOR

Orbis Transport Sp. z o.o. is engaged in car leasing operations.

Gross receivables from finance leases	As at Jun.30,2008	As at Dec.31,2007	As at Jun.30,2007
Gross receivables from finance leases, due within:			
one year	1 783	2 478	2 562
from 1 to 5 years	2 221	4 019	5 025
Gross receivables from finance leases, total	**4 004**	**6 497**	**7 587**
Less future interest (unearned finance income)	(543)	(991)	(1 265)
Net investment in finance leases	**3 461**	**5 506**	**6 322**

(all amounts are quoted in PLN thousands, unless otherwise stated)

Structure of net investment in finance leases	As at Jun.30,2008	As at Dec.31,2007	As at Jun.30,2007
Structure of net investment in finance leases, due within:			
one year	1 422	1 908	1 916
from 1 year to 5 years	2 039	3 598	4 406
Net investment in finance leases	**3 461**	**5 506**	**6 322**

The long-term portion of receivables from finance leases is presented in note 16 to the consolidated financial statements as other financial assets. The short-term portion of receivables from finance leases is presented in other current receivables (note 20).

The average effective interest rate applied in finance lease settlements stands at 13.12%.

The value of property, plant and equipment leased out under the operating lease agreements is presented in the table below:

Property, plant and equipment under an operating lease (lessor)	As at Jun.30,2008	As at Dec.31,2007	As at Jun.30,2007
Cost - activated operating lease	144 890	143 825	130 576
Accumulated depreciation at the opening of the period	(24 058)	(15 738)	(20 462)
Depreciation charge for the year	(9 718)	(18 413)	(8 486)
Net book amount	**111 114**	**109 674**	**101 628**

Leased property, plant and equipment group consist of cars.

Off balance sheet Group receivables are presented in the tables below:

Future receivables from operating lease	As at Jun.30,2008	As at Dec.31,2007	As at Jun.30,2007
Receivables from operating lease, due within:			
one year	26 285	25 657	23 648
from 1 to 5 years	27 658	29 162	28 634
Total receivables under operating lease	**53 943**	**54 819**	**52 282**

Receivables from purchase option	As at Jun.30,2008	As at Dec.31,2007	As at Jun.30,2007
Receivables from purchase option, due within:			
one year	17 875	11 272	8 177
from 1 to 5 years	51 628	53 955	49 225
Receivables from purchase option, total	**69 503**	**65 227**	**57 402**

In the current period, the Group recognized PLN 14,491 thousand income from lease payments in the income statement. In 2007 the Group recognized PLN 24,000 thousand in the income statement, while in the first half of 2007 a sum of PLN 11,155 thousand of lease payments income was recognized. Income from lease payments is reported in the "Net sales of services" item.

(all amounts are quoted in PLN thousands, unless otherwise stated)

29. EMPLOYEE BENEFITS

	Jubilee awards	Retirement&disability benefit obligations	Total liabilities
Present value of liabilities - as at January 1, 2008	**31 827**	**11 190**	**43 017**
Interest cost	356	21	377
Current service cost	324	17	341
Benefits paid	(2 090)	(802)	(2 892)
Actuarial gains/losses	1 022	151	1 173
Present value of liabilities - as at June 30, 2008	**31 439**	**10 577**	**42 016**
Carrying amount of liabilities - as at June 30, 2008	**31 439**	**10 577**	**42 016**
of which:			
Carrying amount of non-current liabilities	26 500	9 096	35 596
Carrying amount of current liabilities	4 939	1 481	6 420
Total amount of future employee benefit expense recognized in the income statement	**1 702**	**189**	**1 891**

	Jubilee awards	Retirement&disability benefit obligations	Total liabilities
Present value of liabilities - as at January 1, 2007	**29 282**	**9 701**	**38 983**
Interest cost	2 375	814	3 189
Current service cost	1 483	462	1 945
Benefits paid	(6 181)	(1 994)	(8 175)
Actuarial gains/losses	4 868	2 207	7 075
Present value of liabilities - as at December 31, 2007	**31 827**	**11 190**	**43 017**
Carrying amount of liabilities - as at December 31, 2007	**31 827**	**11 190**	**43 017**
of which:			
Carrying amount of non-current liabilities	27 309	8 802	36 111
Carrying amount of current liabilities	4 518	2 388	6 906
Total amount of future employee benefit expense recognized in the income statement	**8 726**	**3 483**	**12 209**

(all amounts are quoted in PLN thousands, unless otherwise stated)

	Jubilee awards	Retirement&disability benefit obligations	Total liabilities
Present value of liabilities - as at January 1, 2007	**29 282**	**9 701**	**38 983**
Interest cost	814	266	1 080
Current service cost	726	220	946
Benefits paid	(1 796)	(783)	(2 579)
Actuarial gains/losses	2 441	1 845	4 286
Reduction/liquidation of salary plan			0
Present value of liabilities - as at June 30, 2007	**31 467**	**11 249**	**42 716**
Carrying amount of liabilities - as at June 30, 2007	**31 467**	**11 249**	**42 716**
of which:			
Carrying amount of non-current liabilities	27 203	9 708	36 911
Carrying amount of current liabilities	4 264	1 541	5 805
Total amount of future employee benefit expense recognized in the income statement	**3 981**	**2 331**	**6 312**

All the above costs have been recognized in the income statement.

Principal actuarial assumptions are presented below:

Principal actuarial assumptions	**2007**	**2008**	**2009-2017**	**2018 and subs.**
- discount rate	6,00	6,00	6,00	6,00
- projected future salary increase	n.a	5,00	3,00	2,50

Actuarial assessment of the provision including 2008 forecast was performed as at the end of 2007. The current value of the provision was assessed based on forecast as at the end of June 2008. Assessment as at December 31, 2007 and forecast for the next year were based on the same assumptions.

At the time of calculation of the provision for jubilee awards and retirement benefit obligations, a sensitivity analysis was conducted. The analysis concerned the impact of the discount rate and planned increases in benefit assessment bases on the amount of the provision as at December 31, 2007.

If the applied financial discount rate were 1 percentage point lower than the adopted rate, the total amount of provisions would grow by PLN 3,053 thousand. On the other hand, if the applied discount rate exceeded the base rate by 1 percentage point, the amount of the provision would be lower by PLN 2,710 thousand.

The sensitivity analysis of projected growth in benefit assessment bases has shown that the adoption of a base 1 percentage lower would decrease the provision by PLN 2,420 thousand, while if the base were increased by 1 percentage point, the amount of the provision would go up by PLN 2,670 thousand.

The discount rate adopted by the actuary in his assessment as at the end of 2007 and in his forecast for 2008 is 0.5 percentage points higher as compared to 2006 (change from 5.5 in 2006 up to 6.0 in 2007). On the basis of the sensitivity analysis for discount rate, the Group estimates, that if 2006 discount rate was preserved total provisions would increase by PLN 1,527 thousand.

Projected future salary increase has changed as compared to 2006 from 2% to 5%. The Group estimates that if in 2007 the index had not changed amounted to 2%, the value of total provisions would have been lower by PLN 8,009 thousand in comparison with their amount as at December 31, 2006.

Provision for pension and similar benefits

Amounts of provisions for pension and similar benefits and other obligations are measured on the basis of an actuarial valuation.

As at June 30, 2008, the amount of provision was measured on an individual basis, separately for each employee.

Calculation of an employee provision is based on an anticipated amount of retirement or disability benefit obligation and anticipated costs of jubilee awards that the Group is obligated to pay under the Departmental Collective Labor Agreement and the Inter-Departmental Collective Labor Agreement. The established amount is discounted on an actuarial basis. The discounted amount is reduced by the amounts of annual write-downs for the provision, discounted on an actuarial basis as at the same date, made by the Group to increase provisions per employee.

Amounts of annual write-downs are calculated in accordance with the Projected Unit Credit Method.

The likelihood that a given person reaches retirement age as a Company employee and the likelihood that a given person lives to the date of payment of a jubilee award were determined by using the competing risk method that takes into account the following risks:

- possibility of dismissal from job,
- risk of total incapacity to work,
- risk of death.

The likelihood that an employee will resign from work on his own accord was assessed using the distribution function, taking into account statistical data of Orbis S.A. and statistical data possessed by the actuary. The likelihood that an employee will resign from work on his own accord depends on the employee's age and remains constant over each year of his work.

The risk of death was expressed in the form of latest statistical data from Polish life expectancy tables for women and men published by the Central Statistical Office as at the valuation date.

The likelihood that an employee becomes a disability pensioner was assessed on the basis of pttz2006 table through linear dependence.

The financial discount rate adopted to calculate the present value of employee benefit obligations was determined at the level of 6,0%.

(all amounts are quoted in PLN thousands, unless otherwise stated)

30. CONTINGENCIES

30.1 ISSUED AND RECEIVED GUARANTEES

Contingent liabilities

Title	Beneficiary	Debtor/nature of relations	Validity date	Amount as at the balance sheet date	Financial terms and other remarks
		Issued by Orbis S.A.			
Surety for liabilities of the company "Orbis Casino" Sp. z o.o. that may arise under the guarantee issued by the bank on the basis of the framework agreement no. 5/2005 dated Dec. 6, 2005	PKO BP SA	"Orbis Casino" Sp. z o.o. - associate	Dec. 6, 2008	2 000	Validity date correspods to the date of validity of declaration on submission to enforcement procedure. The term of the surety is indefinite.
Surety for liabilities of the company "Orbis Casino" Sp. z o.o. that may arise under the overdraft facility granted by the bank under agreement no. 270-1/10/RB/2005 dated Dec. 9, 2005, annex no. 1 of Dec. 4, 2006.	PKO BP SA	"Orbis Casino" Sp. z o.o. - associate	Dec. 7, 2010	2 000	Validity date correspods to the date of validity of declaration on submission to enforcement procedure. The term of the surety is indefinite.
Surety for liabilities of the company "Orbis Casino" Sp. z o.o. that may arise under the overdraft facility granted by the bank under agreement no. 202-129/3/II/11/2005 dated Dec. 22, 2005.	PKO BP SA	"Orbis Casino" Sp. z o.o. - associate	Dec. 31, 2012	1 000	Validity date correspods to the date of validity of declaration on submission to enforcement procedure. The term of the surety is indefinite.
Surety agreement for liabilities of the company "Orbis Transport" Sp. z o.o., that may arise under the overdraft facility granted by the bank under agreement no. 2008/007 dated March 17, 2008.	Societe Generale SA - Branch in Poland	"Orbis Transport" Sp. z o.o.- subsidiary	Feb. 16, 2009	30 000	As per Orbis S.A. declaration on submission to enforcement procedure for up to PLN 30,000 thousand; the Bank may issue a bank writ of execution by Feb.15,2009
		Issued by Hekon Hotele Ekonomiczne S.A.			
guarantee in respect of a loan of MPLN 500	Bank Handlowy and Societe Generale (main appointed arrangesrs), BZ WBK Caylon (arrangers)	ORBIS S.A.	7 years with 2 options of extension of maturity by another year	273 399	
		Issued by Orbis Tranport Sp. z o.o.			
surety for PKS Gdańsk Sp. z o.o.	BP Polska Sp.z o.o.	PKS Gdańsk Sp. z o.o.	Dec.31,2008	50	civil-law surety for purchase of fuel
		TOTAL Contingent liabilities:		**308 449**	
		including surety for borrowings or guarantees issued within the Group:		303 449	

Contingent assets

Title	Beneficiary	Debtor/nature of relations	Validity date	Amount	Remarks
		Received by PBP Orbis Sp. z o.o.			
bank guarantee	Gulliver Travel Associates		Sep.1,2008	52	
bank guarantee	Blue City Sp. z o.o.		March 31, 2009	9	
		TOTAL Contingent assets:		**61**	

The likelihood of cash flows arising from contingencies cannot be reliably assessed.

(all amounts are quoted in PLN thousands, unless otherwise stated)

30.2 LEGAL CLAIMS

Legal claims - description	Value of the litigation	Date of launching the legal proceedings	Parties to the proceedings	Company's stance
1) Proceedings for declaration of invalidity of an administrative decision dated June 24, 1955 refusing to grant the former owners the right of temporary ownership of land of the real property located in Warsaw at 29 (presently 35) Jerozolimskie avenue, Land and Mortgage Register no. 5021; 2) proceedings for declaration of invalidity of the decision of the Head of Warszawskie Voivodship no. 447/91 dated September 23, 1991 declaring acquisition by Orbis S.A., by operation of law, of the right of perpetual usufruct of land of the real property located in Warsaw, at 24/26 Nowogrodzka str., constituting the plot of land no. 3, in the part related to the former Mortgage Register "Real property in the City of Warsaw under no. 5021".	unknown	1) Notification of the Housing and Municipal Development Office dated April 18, 2002 concerning proceedings for declaration of invalidity of an administrative decision; 2) Notification of the Minister of Infrastructure dated February 4, 2008	1) Applicant: P.P. Andrzej Jacek Blikle and Helena Maria Helmersen - Andrzejewski; Opposing party: Minister of Infrastructure; Participant: Orbis S.A.; 2) Applicant: Andrzej Jacek Blikle and Helena Maria Helmersen - Andrzejewski.	1) The Voivodship Administrative Court dismissed Orbis S.A.'s appeal against the decision of the President of the Housing and Municipal Development Office which upheld the decision declaring the invalidity of the administrative decision of the Presidium of the National Council dated June 24, 1955 refusing to grant the former owner the right of temporary ownership of land of the real property located in Warsaw at 29 (presently 35) Jerozolimskie avenue. Orbis S.A. filed a last-resort (cassation) appeal against this decision with the Supreme Administrative Court, applying for revocation of the appealed judgment in full and passing the case to be re-examined by the Voivodship Administrative Court. By virtue of the judgment of November 28, 2006, the Supreme Administrative Court dismissed the above-mentioned last-resort (cassation) appeal of Orbis S.A.. This means that the application for granting the right of temporary ownership filed by former owners of the real property will be re-considered. No new developments in the case. 2) By virtue of a letter dated February 4, 2008, the Minister of Infrastructure notified Orbis S.A. that Mrs. Helena Helmersen-Andrzejewski and Mr. Andrzej Blikle filed an application for declaration of invalidity of the decision of the Head of Warszawskie Voivodship no. 447/91 dated September 23, 1991 concerning granting the right of ownership of the real property located in Warsaw, at 24/26 Nowogrodzka str., in the part related to the former Mortgage Register "Real property in the City of Warsaw under no. 5021", to Orbis S.A. In the letter dated February 27, 2008, Orbis S.A. presented its position on the case concerned and pointed to the absence of any legal grounds for declaration of invalidity of the above decision concerning granting the right of ownership to Orbis S.A. By virtue of a letter dated May 19, 2008, the Minister of Finance informed that the case is to be heard by December 31, 2008.
1) Proceedings for granting the right of temporary ownership (presently: the right of perpetual usufruct of land) of land of the real property located in Warsaw at 26 Nowogrodzka str., Mortgage Register no. 1599 G. 2) proceedings for declaration of invalidity of the decision of the Head of Warszawskie Voivodship no. 447/91 dated September 23, 1991 concerning the granting of the right of ownership of the real property located in Warsaw, at 24/26 Nowogrodzka str., to Orbis S.A. Forum Hotel in Warsaw, in the part related to the Mortgage Register no. 1599 G.	unknown	1) Application dated September 14, 1948 for granting the right of temporary ownership; 2) Notification of the Minister of Construction dated November 20, 2006 (served on Orbis S.A. on December 4, 2006)	1) Applicants: Jan and Tadeusz Sławiński (presently, the heirs: Elżbieta Sławińska and others Participant: Orbis S.A. 2) Applicant: Joanna Kubiaczyk - Grodzka (one of heirs of Tadeusz Sławiński)	1) On January 14, 2005, the Voivodship Administrative Court rendered a judgment revoking the decision of the President of the Capital City of Warsaw refusing to establish the right of perpetual usufruct of land and the decision of the Head of Mazowieckie Voivodship upholding the above-mentioned decision of the President. The President of the Capital City of Warsaw, by virtue of the decision dated February 6, 2006, once again refused to grant the legal successors of the former owner the right of perpetual usufruct of land of the real property located at 26 Nowogrodzka street in Warsaw. Heirs of the former owner appealed against the aforementioned decision. By virtue of the decision dated July 27, 2006, the Head of Mazowieckie Voivodship revoked the above decision of the President of the Capital City of Warsaw. By virtue of the decision no. 186/GK/DW/2008, dated March 31, 2008 (served on Orbis S.A. on April 7, 2008), the President of the Capital City of Warsaw refused to grant the legal successors of the former owner the right of perpetual usufruct. On April 21, 2008 the Applicants' attorney appealed against the above decision of the President of the Capital City of Warsaw. The Mazowieckie Voivodship Office in Warsaw, State Treasury and Real Property Department, notified that the deadline for handling the appeal expires on August 30, 2008. 2) Mrs. Joanna Kubiaczyk-Grodzka applied for declaration of invalidity of the decision of the Head of Warszawskie Voivodship no. 447/91 dated September 23, 1991 concerning the granting of right of ownership of the real property located in Warsaw, at 24/26 Nowogrodzka str., to Orbis S.A. Forum Hotel in Warsaw, in the part related to the Mortgage Register no. 1599 G. By virtue of a decision dated January 22, 2007, the Minister of Construction refused to declare the invalidity of the above decision of the Head of the Warszawskie Voivodship. This decision is no subject to an appeal. However, a party not satisfied with the decision may apply to the Minister of Construction to have the case reconsidered. No information concerning the filing of such an application.

(all amounts are quoted in PLN thousands, unless otherwise stated)

Legal claims - description	Value of the litigation	Date of launching the legal proceedings	Parties to the proceedings	Company's stance
Proceedings for payment of a fee for the use of the real property located in Kraków, at 11 Pijarska str.	PLN 1,345 thousand	Statements of claim filed with the court: 1) S., P., G., A. Marczak- March 2003 (served on Orbis S.A. on October 13, 2003) 2) A. and M. Marczak - April 2004 (served June 2004) 3) Irena Kuc- November 2004 (served on Orbis S.A. in March 2005) 4) Janusz Tabor and Irena Ciapała- November 2004 (served on Orbis S.A. in April 2005)	Plaintiff: Stanisława, Paweł, Grzegorz, Adam, Andrzej, Magdalena Marczak and Irena Kuc, Ewa Ciapała, Janusz Tabor: Defendant: Orbis S.A.	Orbis S.A. applied for dismissal of statements of claims. In 2005, the Court combined the 4 statements of claim to be considered as one case no. I C 1142/03. The District Court in Kraków, by virtue of the decision dated March 28, 2006, seconded the application of the attorney of Orbis S.A. and revoked the exemption from the payment of court fees that had been granted to the plaintiffs. The Court heard witnesses at a hearing held on August 2, 2006. On December 4, 2006, the District Court in Kraków issued a decision on admission of expert evidence on valuation of expenditure incurred by Orbis for renovation of the tenement house and determination of a fee for non-contractual use of the tenement house in the period from September 20, 1994 to November 30, 2003, as well as on appointment of an court expert by the Court. On January 3, 2007 a partial site inspection of the real property concerned was carried out, attended by the court expert, some plaintiffs and Orbis S.A. attorneys. A subsequent part of the site inspection was held on January 31, 2007. The court expert prepared an opinion (served on Orbis S.A. attorney on February 26, 2007). Orbis S.A. attorney filed charges against the opinion contained in letters dated March 5, 2007 and April 3, 2007, whereby he applied for non-admission of the court expert's opinion and for appointment of a new court expert, competent in the area of construction and renovations of historic buildings. The Court seconded the application as to evidence, filed by Orbis S.A. attorney. By virtue of a decision dated March 6, 2008, the Court appointed a new court expert, Roman Mucha – an expert in the area of building structures, including historic buildings and cost estimation of construction and investment works. The new court expert, appointed by the Court, submitted a Court Opinion dated May 8, 2008, indicating that the present value of necessary expenditure incurred by the Defendant Orbis S.A. in Warsaw for renovation of the tenement house at 11 Pijarska str. in Kraków in the 1980s amounts to PLN 2,125,869.05 – 21% depreciation = PLN 1,679,436.50, and that the value of expenditure increasing the value of the real property at 11 Pijarska str. in Kraków amounted, at the time of release of the real property to the Plaintiffs, i.e. on November 30, 2003, to PLN 1,679,175.50 less 17% depreciation + PLN 1,393,715.00. Orbis S.A. has not filed any appeal against the Court Opinion. On behalf of Orbis S.A., this case is defended by attorney Janusz Nowiński.
Proceedings for reimbursement (proportionately to the held share in ownership) of necessary expenditure incurred by Orbis S.A. in respect of the tenement house at 11 Pijarska street in Kraków	PLN 1,541 thousand	Statement of claim dated November 29, 2004	Plaintiff: Orbis S.A., Defendants: S.Marczak, P. Marczak, G. Marczak, A. Marczak, M. and A. Marczak, I. Kuc, E. Ciapała, J. Tabor	The case pending before the District Court in Bydgoszcz. The date of the hearing has not been set. The application of Orbis S.A. for issue of a decision to secure the claim by establishment of a mandatory mortgage up to the amount of PLN 1,541,346 on the real property located at 11 Pijarska street was seconded by the Court. Next, Orbis S.A. applied to the Court - Land and Mortgage Registry Division for entry of the mandatory mortgage in the Land and Mortgage Register. The Court dismissed the application since the State Treasury is entered as the owner of the property in the Land and Mortgage Register as, despite having won the case for updating the Land and Mortgage Register to reflect the current legal status, the co-owners failed to register their ownership rights. Orbis S.A. appealed against this decision. The Court served a notification dated February 14, 2008 on Orbis S.A. attorney, stating that "as a result of consideration of remedy at law", the Court entered the mandatory mortgage in the Land and Mortgage Register . On June 25, 2007 another hearing was held during which the Defendants' attorney presented a copy of a court expert opinion (by eng. Egner) on the case referred above. The Plaintiff's attorney declared that the presented copy of the court expert opinion was challenged in the case described above. The Court heard the court expert Wiesław Enger on April 28, 2008. In response to Orbis S.A.'s charges, the expert admitted, among others, that he has no knowledge of cost estimation of construction works. In view of the above and former charges against the opinion, Orbis S.A. will apply for considering the expert opinion by W. Enger as unreliable and for admission of a new Court Opinion by a new court expert, appointed in the case described above. On behalf of Orbis S.A., this case is defended by attorney Janusz Nowiński.

(all amounts are quoted in PLN thousands, unless otherwise stated)

Legal claims - description	Value of the litigation	Date of launching the legal proceedings	Parties to the proceedings	Company's stance
Proceedings for determination that the decision of the Head of Krakowskie Voivodship dated February 19, 1993 (no. GG.III.7224/27/92/Chw), concerning acquisition by operation of law, on December 5, 1990, by the State Enterprise "Orbis" with its corporate seat in Warsaw, whose legal successor is Orbis S.A. with its corporate seat in Warsaw, of the right of perpetual usufruct of the real property, owned by the State Treasury, composed of the plot of land no. 180/4 (area 1,7316 ha) and the plot of land no. 180/6 (area 0,0132 ha), entered presently in the Land and Mortgage Register KW 212704, of the right of ownership of the hotel building "Cracovia" located on the above plot of land no. 180/4- - to the extent concerning a part of the plot of land no 180/4 with an area of 0,5822 ha, composed of former cadastre plots no.: 1816/45 (area 0,3847 ha), 1816/52 (area 0,1573 ha), 1816/66 (area 0,0140 ha), 1816/64 (area 0,0250 ha) and 1816/60 (area 0,0012 ha), has been issued in violation of the law	Unknown	Notification of the Minister of Construction dated May 12 , 2007 (service on Orbis S.A. on May 21, 2007)	Applicant: Norbertanki Nunnery in Kraków; Relevant administration authority: Minister of Infrastructure	On May 21, 2007 "Orbis" S.A. was notified by the Minister of Construction that the Norbertanki Nunnery in Kraków applied for declaration of invalidity of the decision of the Head of Małopolskie Voivodship no.GG.III.7224/27/92/Chw dated February 19, 1993 concerning granting to the State Enterprise "Orbis" of the right of ownership of the plots of land no. 180/4 and 180/6, located in Kraków at Marszałka F. Focha Avenue – to the extent concerning a part of the plot of land no. 180/4 (comprising former cadastre plots no. 1816/45, 1816/52, 1816/66, 1816/64 and 1816/60. This case relates to the final and binding dismissal of action initiated by the Norbertanki Nunnery in Kraków against Orbis S.A. for compensation for occupying the above real property. By virtue of a letter dated October 5, 2007 to the Minister of Construction, Orbis S.A. presented its position as regards the case, i.e. claimed that the application of the attorney of the Norbertanki Nunnery concerns declaration that the administrative decision was issued in violation of the law and not, as stated in the notification of the Minister of Construction dated August 9, 2007, „declaration of invalidity of the decision ...." and that, in the opinion of Orbis S.A. it cannot be assumed that complete evidence sufficient to consider the application had been collected, so as to assess whether the decision concerned by the application had been issued in violation of the law and whether irrevocable legal effects had occurred. Orbis S.A attached several Xerox copies of documents from the files of the Property Commission with the above letter . By virtue of a decision dated October 12, 2007 (served on Orbis S.A. on October 22, 2007), the Minister of Construction declared invalidity of the above decision of the Head of Małopolskie Voivodship dated February 19, 1993. Acting pursuant to Article 127 § 3 of the Code of Administrative Proceedings, on October 30, 2007 Orbis S.A. filed an application with the Minister of Construction for reconsideration of the case and claimed that the above decision insulted provisions of the following Articles: 77 § 1, 107 § 3, 156 § 2 and 158 § 2 of the Code of Administrative Proceedings. On January 15, 2008, Orbis S.A. applied to the Minister of Infrastructure for suspension of proceedings pending before the Minister of Infrastructure, initiated by an application for reconsideration of the decision of the Minister of Construction dated October 12, 2007 in view of the fact that presently simultaneous proceedings before the court are pending (described below), and that these proceedings are of prejudicial significance for resolution of former proceedings. By virtue of a decision dated March 13, 2008, the Minister of Infrastructure refused to suspend the proceedings. On April 1, 2008, Orbis S.A. applied for reconsideration of the case in respect of the above application of Orbis S.A. dated January 15, 2008 for suspension of proceedings. This application has not been considered to date.
Proceedings for adjustment of contents of the Land and Mortgage Register no. KR1P/00212704/9, to the extent related to a part of the plot of land no. 180/4, i.e. to the extent applicable to former cadastre plots no.: 1816/45, 1816/52, 1816/64, and 1816/66, so as to reflect the actual legal status, together with an application for security.	PLN 10,000 thousand	Statement of claim dated November 21, 2007 (served on Orbis S.A. on December 27, 2007)	Plaintiff: Norbertanki Nunnery in Kraków; Defendants: State Treasury represented by the President of the City of Kraków acting in the capacity of the Staroste of a town with the rights of a poviat, and Orbis S.A.	Statement of claim of the Norbertanki Nunnery in Krakow against the State Treasury, represented by the President of the City of Kraków acting in the capacity of the Staroste of a town with the rights of a poviat, and against Orbis S.A. for adjustment of contents of the Land and Mortgage Register no. KR1P/00212704/9, kept by the Regional Court for Krakow – Podgórze, composed of plots no.180/4 and no. 180/6 so as to reflect the actual legal status (by entry in section II of the aforementioned Land and Mortgage Register of the Norbertanki Nunnery in Krakow and remove the entry of the right to perpetual usufruct and right of separate Ownership of the buildings, for the benefit of Orbis S.A., to the extent covering real property, section 14, composed of part of the plot of land no. 180/4 with an area of 0.5810 ha, together with an application for security. The value of the litigation was determined in the statement of claim at PLN 10,000,000.00. By virtue of a decision dated December 11, 2007, the Regional Court for Krakow – Krowodrza resolved to grant the Norbertanki Nunnery in Krakow security for the aforementioned claim by the entry in section III of the aforementioned Land and Mortgage Register of a note about the pending proceedings. At the hearing on January 21, 2008, the court adjourned the case *sine die*. The Norbertanki Nunnery was obligated to supplement the statement of claim by proving procedural legitimacy and the defendants, including Orbis S.A., were obligated to prepare replies to the statement of claim within

(all amounts are quoted in PLN thousands, unless otherwise stated)

Legal claims - description	Value of the litigation	Date of launching the legal proceedings	Parties to the proceedings	Company's stance
				5 weeks. On February 25, 2008, Orbis S.A. filed its reply to the statement of claim, applying for the action to be dismissed in full and for suspension of the proceedings due to initiation, upon motion of Orbis S.A., of proceedings for determination of acquisition of ownership by prescription, as referred to in item 11 below. In February and April 2008 parties to the proceedings exchanged letters. In the pleading dated May 19, 2008 the plaintiff's attorney moved for admission and conduct of evidence from a number of enclosed documents proving that the Norbertanki Nunnery has legal personality. In addition, the pleading contained a further polemic with the arguments presented earlier by the defendants.
Application for determination that on January 1, 1975 the legal predecessor of Orbis S.A., the State Enterprise "Orbis" in Warsaw, acquired by prescription the right of ownership of the real property composed of a part of the plot of land no. 180/4 located in section 14 in Kraków, with an area of 0,5810 ha, corresponding to former cadastre plots no. 1816/45, 1816/52, 1816/64 and 1816/66	PLN 10,000 thousand	Application dated February 22, 2008	Applicant: Orbis S.A.; Participants: State Treasury represented by the General Public Prosecutor's Office of the State Treasury, I Department of Legal Representation and the Norbertanki Nunnery in Kraków	By virtue of the application dated February 22, 2008, Orbis S.A. applied to the Regional Court for Kraków-Krowodrza in Kraków, I Civil Division, for making a geodesic division of the plot of land 180/4 in Kraków into two new plots of land, of which one will correspond to former cadastre plots no. 1816/45, 1816/52, 1816/64 and 1816/66, with a total area of 0,5810 ha, and the second one – to the remaining part of the plot of land no. 180/4, and for determination that the legal predecessor of Orbis S.A., the State Enterprise "Orbis" in Warsaw, on January 1, 1975 acquired by prescription the right of ownership of the real property composed of a part of the plot of land no. 180/4 located in section 14 in Kraków, with an area of 0,5810 ha, corresponding to former cadastre plots no. 1816/45, 1816/52, 1816/64 and 1816/66. In response to the application for declaration of acquisitive prescription dated May 13, 2008, the Norbertanki Nunnery requested dismissal of the application and suspension of proceedings until final resolution of proceedings for adjustment of contents of the Land and Mortgage Register to reflect the actual legal status (point 10 above). On the other hand, the letter of the General Public Prosecutor's Office dated May 19, 2008 indicates that, in the case on hand, the State Treasury is represented by a staroste of a town with the rights of a poviat – President of the City of Kraków. Therefore, the Regional Court for Kraków-Krowodrza requested Orbis S.A. to file an additional copy of the application, which Orbis S.A. did on July, 14, 2008.
Proceedings for handing over of the real property located in Warsaw, in the district of Wilanów, at 27 St .Kostki Potockiego str., marked as the plot of land no. 21/1 with an area of 4397 sq. m.	The Plaintiff determined the value of litigation at PLN 5,000,000, as the value of the real property or, alternatively, at PLN 377,433 which corresponds to the 3-month lease rent due for this type of real property	Statement of claim dated September 29, 2005.	Plaintiff: State Treasury, represented by the Office of the Capital City of Warsaw, Defendant: Orbis S.A.	In the reply to the statement of claim, the Defendant, "ORBIS" S.A., applied for dismissal of action in view of the title to the real property held by Orbis S.A., contrary to the allegations of the statement of claim, and confirmed by a decision issued by a relevant authority in 1989, stating that the real property at dispute had been transferred to be administered by the Company's legal predecessor - P.P. "ORBIS". Proceedings were suspended, on mutual request of the parties, for the period of 3 months, for the parties to prepare an agreed position concerning possible amicable agreement in court. Therefore, Orbis S.A. proposed an amicable agreement which the State Treasury did not accept. Proceedings were resumed by virtue of a decision of the District Court dated April 16, 2007 (on Orbis S.A.'s application). At a hearing held on September 6, 2007 the Plaintiff's representative did not appear. Furthermore, the Plaintiff did not respond to the Court's summons to make the claims more precise and take a stance on the applications and allegations of the Defendant. In such circumstances Orbis S.A. attorney applied for dismissal of action and informed the Court about withdrawal of its proposal to reach an amicable agreement. On November 20, 2007, a judgment dismissing the State Treasury's action was rendered. On December 17, 2007, the President of the Capital City of Warsaw, representing the State Treasury, filed an appeal against the above judgment of the Court of first instance. In the Court of second instance, the case was assigned number VI ACa 200/08. In response to the appeal, filed on February 13, 2008, Orbis S.A. attorney applied for dismissal of the appeal and discussed the objections as to the merits, derived from the provisions of the Real Property Management Act of 1997, i.e. the attorney indicated that the Defendant Orbis S.A. had proved its legal title to the disputed real property based on a decision issued under the Land Management and Real Property Expropriation Act of 1985, whereby the right of administration was established in favor of its legal predecessor, State Enterprise "Orbis", which the Court of first instance legitimately stated in the justification to its judgment. As

(all amounts are quoted in PLN thousands, unless otherwise stated)

Legal claims - description	Value of the litigation	Date of launching the legal proceedings	Parties to the proceedings	Company's stance
				regards new evidence enclosed with the appeal by the State Treasury, among others, a certificate of the Staroste of Warszawski Poviat dated May 15, 2002, stating that the Mortgage Register "Kolonia Adamówka Wilanowska", of which the disputed plot of land no. 21/1 formed part, was governed by the provisions of the Decree of September 6, 1944 on the Agricultural Reform, Orbis S.A. attorney applied for the preclusion of evidence, in view of a circumstance that evidence should be submitted to the Court of first instance owing to its contents. Appellate proceedings are pending. The date of the hearing has not been set. On behalf of Orbis S.A., the case is defended by legal counsel Zofia Marcinkowska.
Bankruptcy	PLN 351 thousand	March 21, 2005	Maxer S.A. Poznań	Bankruptcy proceedings related to „MAXER" SA with its corporate seat in Poznań were initiated on March 21, 2005. Orbis SA MOTEL Branch in Wrocław lodged a claim to the bankruptcy estate, amounting to PLN 351 thousand, i.e. the amount due for provided services, interest and adjudged court costs. The claimed amount is classified as falling within the III category pursuant to Article 342 of the Act "Bankruptcy and Reorganization Law". Initially, proceedings provided for an arrangement option and, subsequently, by virtue of a decision of a bankruptcy court the proceedings were transformed into proceedings with a liquidation option. Recently, the administrator of the bankrupt has commenced to try to change the proceedings option once again – from a liquidation option to an option providing for an arrangement with creditors. Consequently, liquidation of the company's property has been discontinued. Proceedings are pending.
6 proceedings for compensation in connection with violation of procedures applicable to mass lay-offs in connection with the liquidation of the Orbis S.A. Europejski Hotel Branch in Warsaw and proceedings for compensation for termination of employment in violation of the law. Majority of employees who continue to be engaged in the dispute with Orbis S.A. have reduced the value of their claims from PLN 67,200 to 3-times the sum of the last monthly salary. Presently, the employees base their claims on Article 45 § 1 of the Labor Code.	In two cases, employees seek compensation of PLN 67 thousand, while others seek compensation equal to 3-times the monthly salary, i.e. PLN 14-15 thousand	From July 2005 and from the end of September 2005	Plaintiffs: employees of the liquidated Orbis S.A. Europejski Hotel Branch in Warsaw, Defendant: Orbis S.A.	Orbis S.A. applies for dismissal of all statements of claim. To date, several dozen hearings have been held before the Regional Court in Warsaw during which, owing to the identity of claims, the Court combined individual claims filed by employees into one case (as a rule, three statements of claim are merged into once case). Additionally, the Court is reducing the number of statements of claim depending on which statement filed by an employee - plaintiff (for determination of ineffectiveness of the notice of termination or for compensation) was the first to have been served on Orbis S.A. The Court dismisses the second statement of claim. Presently, only 6 proceedings are pending. To date, a few judgments dismissing Plaintiffs' claims in their entirety have been rendered. In one case, an appeal was filed, which was subsequently dismissed. The Plaintiff's attorney filed a last-resort (cassation) appeal with the Supreme Court. These cases are defended by the Law Office of attorney Waldemar Gujski.
66 actions initiated by employees of the Vera Hotel Branch in Warsaw for payment of monthly bonuses for the period 2003 -2005. Employees base their claims on differences between provisions of the Inter-Departmental Collective Labor Agreement and internal pay regulations in effect in the Branch acting as an independent employer. In some cases, the Court has issued orders for payment to employees under proceedings by writ of payment. However, as a result of appeals, these cases are heard within the framework of ordinary proceedings, similarly to other cases.	Plaintiffs claim a total amount of approx. PLN 776 thousand.	First statements of claim were filed in July 2006	Plaintiffs: 66 employees of the Vera Hotel Branch in Warsaw, Defendant: Orbis S.A. Vera Hotel Branch in Warsaw	The Vera Hotel Branch in Warsaw applies for dismissal of all the action brought by employees. So far no judgments, save for the judgment for determination, have been issued. Some cases have been suspended. Other cases are pending. No new developments in the case. Proceedings to take evidence are pending, no judgment has been rendered. These cases are defended by the Law Office of attorney Waldemar Gujski.
12 proceedings launched by employees of the liquidated Solec Hotel Branch in Warsaw for payment of monthly bonuses for the period 2003-2005. Employees base their claims on provisions of the Departmental Collective Labor Agreement in force in the Solec Hotel before its liquidation.	Plaintiffs claim a total amount of approx. PLN 90,000.	First statements of claim were filed in July 2006 r.	Plaintiffs: 12 former employees of the liquidated Solec Hotel Branch in Warsaw. Defendant: Orbis S.A in one case – the Solec Hotel Branch.	Orbis S.A. applies for dismissal of all the actions brought by the employees. Cases are pending. However, a few employees have withdrawn their statements of claim and waived their claims. To date, two judgments (not final) in favor of employees have been rendered. The judgments, partially allowing action, have been appealed against. These cases are defended by the Law Office of attorney Waldemar Gujski.
Claim for indemnity for injuries sustained due to arrestment of an overloaded elevator	PLN 500 thousand	February 5, 2008	Plaintiff: A.Mielimąka Defendant: PBP Orbis Sp. z o.o.	Another call to attempt at an amicable settlement.

(all amounts are quoted in PLN thousands, unless otherwise stated)

31. OBJECTIVES AND PRINCIPLES OF FINANCIAL RISK MANAGEMENT

31.1 FINANCIAL RISK MANAGEMENT POLICY

The main areas of risk to which the Orbis Group is exposed include foreign exchange risk and interest rate risk, resulting from money and capital markets' volatility, reflected in the balance sheet and in the income statement.
The Group pursues a uniform policy of financial risk management and permanent monitoring of risk areas, using available strategies and mechanisms aimed at minimizing the negative effects of market volatility and securing cash flows.
The Group attempts to avoid the unnecessary financial risk (defined as cash flows volatility) and restrain the risk related to money and capital market volatility. This objective is implemented using methods described below.
Exposure to additional risks not related to the accepted business operations is deemed improper.
The risk management policy and strategy are defined and monitored by the Management Board of Orbis S.A. Current responsibilities in the area of risk management are dealt with by special units established for this purpose by Orbis S.A. and other companies of the Group.

31.2 INTEREST RATE RISK

Companies of the Group are exposed to the risk of changes in short-term interest rates on variable-rate debt as well as to changes in long-term interest rates in the event a new debt is incurred or the existing debt is refinanced.

Interest rate risk as at the end of the first half of 2008 was related to borrowings. The risk related to a possible change of interest rates at consecutive accruals of interest on the liabilities and is directly related to frequency of accrual of the same. The following table presents liabilities encumbered with the risk as at June 30, 2008 per maturity, showing frequency of possible changes of interest rates:

Borrowings	less than 6 months	6-12 months	1-5 years	more than 5
Bank Handlowy w Warszawie SA and Societe Generale SA Branch in Poland (main appointed arrangers) and Bank Zachodni WBK SA and Calyon (arrangers)	273 399	0	0	0
Kredyt Bank S.A.	54 221	0	0	0
Total liabilities encumbered with interest rate risk	**327 620**	**0**	**0**	**0**

Interest rates applicable to the existing indebtedness of the Company are listed in note 24 "Borrowings".

The Company analyzes interest rates sensitivity. The analysis is based on actual interest rates applicable to drawn borrowings taking into account changes from the date of their coming into force. The Company tests impact of changes of interest rates on its income statement. Based on results of the simulations, increase / decrease of interest rates by 10 p.p. could decrease / increase net consolidated result of the Company as at June 30, 2008 maximally by PLN 246 thousand.

31.3 CURRENCY RISK

The risk of changes in foreign exchange rates (primarily EUR) is important for Orbis S.A. due to:

- entering, within the framework of ordinary operating activities, into contracts related to the sale of hotel services, part of which is denominated in foreign currencies; moreover, supply-related purchases may also be effected in foreign currencies,
- execution, within the framework of investing activities, of contracts implemented or denominated in foreign currencies,
- incurring foreign currency borrowings or borrowings denominated in a foreign currency.

The presentation currency of the Group is the Polish Zloty. The Group companies whose functional currency is not the zloty: AutoOrbisBus SARL (EUR), Orbis Polish Travel Bureau (USD) and UAB Hekon (LTL). The functional currency of other Group companies is the zloty.

In order to reduce the risk of its currency exposure, the Group seeks first of all to use natural hedging mechanisms. Furthermore, derivative instruments, such as forwards, swaps and options, are used for the purpose of managing risk.

As at June 30, 2008 the Group did not use any derivative instruments to curb the currency risk. The Group does not apply hedge accounting and it does not use any financial instruments for speculative purposes.

The Company monitors exchange rates of EUR, CHF and GBP and analyzes potential impact of changes in the exchange rate on its turnover. The analysis is based on average exchange rates published by NBP for every quarter and hotel revenues priced in a foreign currency. Increase / decrease of EUR exchange rate by PLN 0.1 could result in increase / decrease of services sales revenues by approximately 2%. Differences produced by the same change in the value of CHF and GBP are insignificant for all sales revenues of the Group.

31.4 PRICE RISK

In its operations, the Orbis Group is exposed to the following price risk factors:

- competition – the hotel market in Poland is marked by high growth in the number of rooms that were rendered operational in the years 1998-2007 thus bringing about a pressure on prices for hotel services. The travel agency market is highly fragmented resulting in significant competition in the segment in particular in the area of outgoing tourism. There are numerous companies providing long and short-term car lease services. They compete on prices and range of services. Competition on international coach transport services depends on a destination,
- market environment in Poland and globally – economic development stimulates growing interest in hotel services, transport and tourism services due to a growing number of business trips and increasing willingness of tourists to travel,
- exchange rates - the EUR/PLN, CHF/PLN and GBP/PLN exchange rate represents a significant factor of price risk in hotel operations, and incoming and outgoing tourism. Low rate of exchange of EUR against the Polish currency translates into a drop in PLN-denominated revenues from hotel operations, incoming traffic and short-term car rentals and, simultaneously, enhances the attractiveness of the offer of foreign outgoing traffic,
- fuel prices – fuel prices constitute a risk factor for international passenger traffic services.

The price risk is minimized by implementation of an active room availability management and yield management. It is not possible to forecast the impact of the risk on the financial results of the Group.

31.5 CREDIT RISK

The credit risk to which the Group is exposed may result from:

- credit risk following from credit reliability of financial institutions (banks, brokers), parties to insurance agreements or insurance agents,
- creditworthiness of entities whose securities the Group purchases or invests in,
- creditworthiness of corporate clients which, however, does not require the application of special transaction hedges, apart from monitoring of business partners from the point of view of their credit ratings, owing to the absence of any significant concentration of credit risk and large share of relatively small transactions in total turnover.

To minimize this risk, the Group cooperates with reputable banks with good financial standing and invests in bonds and certificates of deposit of large entities enjoying strong financial standing (with assigned rating and guarantees). In the assessment of the Group, the risk related to its clients does not differ from the average credit risk on the Polish market.

The following table presents ratings of banks whose services the Group uses:

Rating	**Issuer/Bank name**								
	Societe Generale SA Branch in Poland	Bank Handlowy w Warszawie SA	Calyon SA Branch in Poland	Kredyt Bank	Citi Bank Handlowy	Bank Pekao SA	Bank Millenium SA	Bank Zachodni WBK SA	PKO BP
Fitch ST			F1+	F1		F1	F1	F1	
S&P ST			A-1+			A-1			
Moody's ST		short-term deposits: in PLN: Prime-1, in foreign currencies: Prime-1	Prime-1	P-1		P-1	P-2	P-1	P-1
Fitch LT	AA-		AA	A+		A	A	A+	
S&P LT	AA-		AA-			A			
Moody's LT	Aa2	long-term deposits: in PLN: Aa3, in foreign currencies: A2	Aa1	A2	deposits: in PLN: Aa3, in foreign currencies: A2	deposit rating:A2	A3	A2	deposits: in PLN: Aa2, in foreign currencies: A2

Banks with which the Group cooperates and amounts of borrowings as at June 30, 2008 are described in note 24 "Borrowings".

It is not possible to forecast impact of the risk's increase on financial results of the Group.

(all amounts are quoted in PLN thousands, unless otherwise stated)

31.6 LIQUIDITY RISK

The Orbis Group hedges liquidity through external long-term borrowings and by credit lines on current accounts.

The Orbis Group has overdrafts totaling PLN 41,796 thousand. In case of large investment projects included in the Group's development strategy, the Group uses a credit line. As at June 30, 2008 the undisbursed and available amount of the fixed-term loan amounted to PLN 148,767 thousand (see note 24).

Temporarily disposable cash is invested in safe short-term debt securities, repo transactions and bank deposits with maturity dates ranging from 1 day to 3 months.

The Group monitors financial liquidity based on a indebtedness ratio calculation and a current ratio.

The indebtedness ratio is calculated as a quotient of total long and short-term liabilities and total equity and liabilities.
During the first half of 2008 the rate of indebtedness rose slightly. The rate was higher in the first half of 2008 and 2007 as compared to December 31, 2007. This results from the occurrence as at the end of semi-annual periods of dividend payable and the recording of accrued expenses and deferred income.

The current ratio is calculated as a quotient of current assets and short-term liabilities.
The current ratio is low. As at June 30, 2008, the Orbis Group reported net current payables of PLN 55,616 thousand. In view of the Management Board of the Parent Company of the Orbis Group, financial liquidity is assured because:
- in current payables, the amount of over PLN 60 million represents received prepayments for tourist and hotel services, which, in the future, will increase the Group's revenue and consolidated profit. This results from the seasonal character of operations of this kind,
- the amount of unused lines of credit in the Group totaled PLN 191 million (more information in note 24).

After elimination of liabilities due to prepayments received, the current ratio would be higher than 1.00

	As at Jun.30,2008	As at Dec.31,2007	As at Jun.30,2007
Total liabilities	666 299	566 973	660 084
Total equity and liabilities	2 468 271	2 367 300	2 331 361
Indebtedness rate	**26,99%**	**23,95%**	**28,31%**

	As at Jun.30,2008	As at Dec.31,2007	As at Jun.30,2007
Current assets	280 512	246 897	265 636
Short-term liabilities	336 128	269 116	318 879
Current ratio	**0,83**	**0,92**	**0,83**

(all amounts are quoted in PLN thousands, unless otherwise stated)

The Group forecasts future cash flow from financial liabilities. The forecast takes into account financial liabilities existing as at the date of the financial statement. Interest rates applicable as at June 30, 2008, were assumed for future interest periods. Interests and borrowing installments are classified in accordance with their maturity dates.

	Less than 1 year	Between 1 and 3 years	3 to 5 years	over 5 years
Borrowing expenses	127 882	142 945	123 946	
Trade liability expenses	80 752			
Other liability expenses	144 252	3 289		
Total expenses	**352 886**	**146 234**	**123 946**	**0**

Amounts presented above are in gross value (undiscounted).

32. CAPITAL MANAGEMENT

The objective of capital management is to secure the Orbis Group's ability to continue as a going concern, at the same time maintaining an optimal structure of financing that allows reducing the costs of capital involvement.

It is assumed that the Companies may fuel capital growth through on-going activities taken to generate a good financial result, by regulating the amount of dividend disbursed to the shareholders in joint-stock companies, as well as by issuing new shares or raising the par value of already existing shares, or, in limited liability companies, by increasing the share capital by creating new shares or by increasing the par value of the existing shares.

In the period covered by these financial statements, the joint-stock companies of the Orbis group did not issue nor raise the value of shares.

Limited liability company Inter Bus Sp. z o.o. increased its equity (more information about it can be found in point 1.4.4 of the consolidated financial statements).

At the same time, in the first semi-annual period of 2008, the Group reported net profit. An important element affecting the equity was the dividend for 2007 in the amount of PLN 18 431 thousand paid out by Orbis (proposed by the Management Board, taking into account the Company's need for funds in view of investments in progress).

In order to finance long-term investment projects that are bound to affect the Group's results over a longer time-horizon, the companies of the Group seek to use both own cash and borrowings, which allows to effectively apply the leverage at the level that takes into consideration both hotel, tourism and transportation industry standards and specific features of the companies forming the Group.

The Group monitors the level of equity, based on the return on equity and the ratio of equity to non-current assets.

(all amounts are quoted in PLN thousands, unless otherwise stated)

The ROE ratio demonstrates the yield generated on the capital invested in an enterprise and is computed for an annual period as a quotient of the net result and average equity during the period. in the first semi-annual period of 2008 return on equity fell slightly due to smaller increase of net profit combined with a higher amount of dividend paid out to shareholders than in the first half of 2007.

	1st half of 2008	1st half of 2007
Net profit	20 373	25 271
Equity - opening balance	1 800 327	1 661 720
Equity - closing balance	1 801 972	1 671 277
Return on equity	**1,13%**	**1,52%**

The equity-to-non-current assets ratio is calculated as a quotient of the Group's equity and non-current assets. This ratio is kept at a very safe level of approx. 80%, which results from the fact that the Group finances new investment projects mainly with its own funds. However, while implementing the strategy of the Orbis Hotel Group, the Group plans to make a better use of the large investment credit facility made available to the Company, so as to derive more benefits from financial leverage, with the ratios still remaining at a safe level.

	As at Jun.30,2008	As at Dec.31,2007	As at Jun.30,2007
Equity	1 801 972	1 800 327	1 671 277
Non-current assets	2 173 202	2 109 658	2 048 564
Ratio of equity to non-current assets	**82,92%**	**85,34%**	**81,58%**

The capital analysis is supplemented by the debt-to-equity ratio presented in section 31.6 of the consolidated financial statements.

33. FUTURE CAPITAL COMMITMENTS

As at June 30, 2008 Orbis S.A. was bound by executed contracts for construction works, supply of PP&E, installation of the Voice Alert System (DSO) in hotels, performance of the function of a substitute investor and modernizations aimed at adaptation to fire requirements and modernization of TV installation for the amount of PLN 26,827 thousand. As at June 30, 2008 future capital commitments of Orbis S.A. on account of contracts for preparation of a construction & working design, technical control services and performance of the function of substitute investor, and works connected with the construction of Etap hotels amounted to PLN 63,814 thousand.

As at the balance sheet date, the Orbis Transport Group had future contractual commitments for the amount of PLN 11,199 thousand, arising from orders placed by the Parent Company for the purchase of cars for the purposes of future lease agreements.

As at the balance sheet date, the PBP Orbis Group had future contractual commitments for the amount of PLN 204 thousand plus VAT, arising under the contract signed with HS Partner Protest S.A. for the purchase and roll-out of financial and accounting program PROFINN. Completion of the project was scheduled at the end of the first quarter of 2009.

(all amounts are quoted in PLN thousands, unless otherwise stated)

34. RELATED PARTY DISCLOSURES (TRANSACTIONS)

Within the meaning of IAS 24, parties related to the Group include members of the managing and supervising staff and close members of their families, non-consolidated subsidiaries and associates listed in note 1.4.2 and Accor S.A. (significant shareholder) and its related parties.

In the period covered by these financial statements of the Group, the following major related party transactions were executed:

- with Accor Polska Sp. z o.o. (company related to Accor S.A.) - revenues amounted to PLN 1,127 thousand, including PLN 1,076 thousand under the management contract, while expenses totaled PLN 8,497 thousand, including PLN 8,487 thousand as license fee. In the first half of 2007, revenues amounted to PLN 888 thousand, while expenses totaled PLN 8,263 thousand, including PLN 8,216 thousand as license fee. As at June 30, 2008 receivables under these transactions amounted to PLN 622 thousand, and as at June 30, 2007, they totaled PLN 539 thousand. Payables under these transactions totaled PLN 5,193 thousand as at June 30, 2008, whereas as at June 30, 2007 the company recognized liabilities to Accor Polska Sp. z o.o. amounting to PLN 5,078 thousand.
- with Accor Centres de Contacts Clients (a company related to Accor S.A.), costs of access to the reservation system amounted to PLN 800 thousand, while in the first half of 2007 they totaled PLN 1,176 thousand. As at June 30, 2008 no liabilities to Accor Centres de Contacts Clients were recognized, whereas as at June 30, 2007 they totaled PLN 160 thousand.
- with Accor S.A., expenses in the first half of 2008 amounted to PLN 168 thousand, compared to PLN 194 thousand in the first half of 2007.

No transactions involving transfer of rights and obligations, either free of charge or against consideration, were executed between the Company and related parties:

- members of the Management Board or Supervisory Board of Orbis S.A.,
- spouses, next-of-kin or relatives of the first and second degree of members of the Management and Supervisory Board of Orbis S.A., its subsidiaries and associates,
- persons linked by a relation of guardianship, adoption or custody with members of the Management and Supervisory Board of Orbis S.A., its subsidiaries and associates.

(all amounts are quoted in PLN thousands, unless otherwise stated)

34.1 REMUNERATION OF MEMBERS OF ISSUER'S GOVERNING BODIES

	1st half of 2008	1st half of 2007
Salaries and other short-term benefits	3 849	3 546
Benefits after the term of employment	12	125
Benefits resulting from termination of employment	494	0
Salaries paid	**4 355**	**3 671**

34.2 SALES OF GOODS AND SERVICES

The following values concern subsidiaries and not consolidated associates, specified in note 1.4.2, Orbis Casino Sp. z o.o., which is consolidated using the equity method and Accor S.A.

	1st half of 2008	1st half of 2007
Net sales of services	**3 699**	**4 608**
- to companies of the Accor group	1 761	1 469
- to subsidiaries	103	1 093
- to associates	1 835	2 046
Total sales revenues	**3 699**	**4 608**

34.3 PURCHASES OF GOODS AND SERVICES

The following values concern subsidiaries and not consolidated associates, specified in note 1.4.2, Orbis Casino Sp. z o.o., which is consolidated using the equity method and Accor S.A.

	1st half of 2008	1st half of 2007
Purchases of services	**8 872**	**10 158**
- from the companies from Accor Group	8 845	9 882
- from subsidiaries	27	276
- from associates	0	0
Total purchases of goods and services	**8 872**	**10 158**

(all amounts are quoted in PLN thousands, unless otherwise stated)

34.4 BALANCES ARISING FROM RELATED PARTY TRANSACTIONS

	As at Jun.30,2008	As at Dec.31,2007	As at Jun.30,2007
Trade receivables	**1 731**	**1 852**	**1 868**
- from the companies of the Accor Group	1 031	1 102	907
- from subsidiaries	680	537	883
- from associates	20	213	78
Other receivables	**0**	**1 152**	**121**
- from the companies of the Accor Group	0	1 152	121
- from associates	0	0	0
Total receivables	**1 731**	**3 004**	**1 989**
Trade payables	**5 427**	**4 682**	**5 466**
- to the companies of the Accor Group	5 410	4 682	5 443
- to subsidiaries	17	0	23
- to associates	0	0	0
Other liabilities	**225**	**54**	**0**
- to the companies of the Accor Group	225	0	0
Payables to the tax group	**0**	**54**	**0**
- to subsidiaries		54	0
Total liabilities	**5 652**	**4 736**	**5 466**

No provision for impairment of the presented receivables was created in the period under analysis.

35. EVENTS AFTER THE BALANCE SHEET DATE

No events took place after the balance sheet date, which could have the essential influence on the financial statements.

(all amounts are quoted in PLN thousands, unless otherwise stated)

36. EXPLANATORY NOTES TO THE CASH FLOW STATEMENT

Explanations to adjustments of result in cash flows from operating activities
Change in inventories presented in the cash flow statement is equal to the balance-sheet change in the balance.

	1st half of 2008	1st half of 2007
Balance sheet change in receivables	**(73 809)**	**(53 756)**
transfer of funds to purchase shares		
non-current lease receivables	1 559	(957)
change in prepayments	(12 810)	
change in non-current receivables and prepayments	(23)	
change in borrowings		
change in prepaid assets under construction	3 115	(780)
change in receivables from sale of tangible assets	(24)	
other	2 122	271
Change in the cash flow statement	**(79 870)**	**(55 222)**
Balance sheet change in liabilities except borrowings	**64 007**	**51 920**
investment liabilities	12 092	0
liabilities for purchase of tangible assets	1 442	14 198
lease liabilities	(987)	2 564
dividend to be paid out from profits	(18 431)	(15 667)
change in non-current lease liabilities	0	0
consolidation of Orbis Kontrakty	0	0
change in liabilities in respect of prepayments for purchase of tangible assets	0	0
accrued expenses and deferred income	0	0
increase in the value of premises - provision (court judgment)	0	0
other	4 892	705
Change in the cash flow statement	**63 015**	**53 720**
Other adjustments	**39**	**(3 580)**
adjustment of non-current assets and intangible assets	0	(473)
commission on bank borrowings - settlement	256	137
other	(217)	(3 244)
Change in the cash flow statement	**39**	**(3 580)**

37. OTHER INFORMATION

In the first half of 2008, the following tax inspections were conducted in companies of the Orbis Group:

Company	inspection authority	subject-matter	results of inspection
Orbis S.A.	National Labor Inspectorate	observance of the Labor Code, correct assessment of contributions	No penalties imposed, post-inspection recommendations complied with
	Social Insurance Institution [ZUS]	ZUS settlements	
Orbis Transport Sp. z o.o.	Revenue Office	PIT	inspection in progress
PBP Orbis Sp. z o.o.	ZUS	correct and reliable manner of calculating ZUS contributions	post-inspection recommendations complied with
PKS Tarnobrzeg Sp. z o.o.	Revenue Office	VAT	No penalties imposed, post-inspection recommendations complied with
	Chief Sanitary Inspectorate	inspection of sanitary conditions	No penalties imposed, post-inspection recommendations complied with
	Voivodship Environment Protection Inspectorate	verification of environmental protection requirements	No penalties imposed, post-inspection recommendations complied with
PKS Gdańsk Sp. z o.o.	Revenue Office	examination of business partner's documents	No penalties imposed
	Fiscal Control Office	correcness of privatization processes	No penalties imposed
	National Labour Inspectorate	labor law issues	inspection in progress
	SANEPID	sanitary control of stations and coaches	post-inspection recommendations complied with or in the process of achieving compliance

Tax authorities may control books of accounts and tax settlements within the period of 5 years as from the end of the year in which tax return forms were filed, and charge the Company with additional tax along with penalties and interest. In the opinion of the Management Board, there are no circumstances that would indicate existence of significant liabilities in this respect.

The Interim Condensed Stand-Alone Financial Statements of Orbis S.A. for the period from January 1, 2008 to June 30, 2008

Warsaw, September 05, 2008

TABLE OF CONTENTS

BALANCE SHEET

as at June 30, 2008

Assets	Note	balance as at June 30, 2008	balance as at Dec. 31, 2007	balance as at June 30, 2007
Non-current assets		**2 139 840**	**2 108 621**	**2 039 937**
Property, plant and equipment	9	1 478 164	1 528 023	1 456 752
Intangible assets	10	1 553	1 412	1 109
Investment in subsidiaries and associates	11, 12, 13	484 007	484 007	484 091
Available-for-sale financial assets	16	0	0	31
Other financial assets	17	0	0	0
Investment property	18	175 564	94 627	97 402
Other long-term investments	19	552	552	552
Current assets		**193 458**	**151 468**	**172 984**
Inventories	20	4 947	4 907	4 729
Trade receivables	21	41 353	26 847	38 446
Income tax receivables	21	2 048	533	993
Other short-term receivables	21	135 931	82 518	104 444
Financial assets at fair value through profit or loss	22	0	6 986	0
Cash and cash equivalents	23	9 179	29 677	24 372
Non-current assets held for sale	9	**0**	**0**	**10 561**
Total assets		**2 333 298**	**2 260 089**	**2 223 482**

BALANCE SHEET, continued

as at June 30, 2008

Shareholders Equity and Liabilities	Note	balance as at June 30, 2008	balance as at Dec. 31, 2007	balance as at June 30, 2007
Shareholders' equity	24	**1 715 954**	**1 686 500**	**1 601 471**
Share capital		517 754	517 754	517 754
Other capital		133 333	133 333	133 333
Retained earnings		1 064 867	1 035 413	950 384
Non-current liabilities		**320 451**	**283 791**	**322 163**
Borrowings	25	231 423	186 333	225 417
Deferred income tax liability	5	55 896	63 817	62 367
Provision for pension and similar benefits	28	33 132	33 641	34 379
Current liabilities		**296 893**	**289 798**	**299 848**
Borrowings, of which:	25	185 345	183 951	184 043
- borrowings from related entities		143 369	143 071	143 155
Trade payables	27	34 301	54 916	42 324
Current income tax liabilities	27	4 976	7 999	3 849
Other current liabilities	27	65 400	35 866	63 439
Provision for pension and similar benefits	28	5 511	5 965	4 795
Provisions for liabilities	26	1 360	1 101	1 398
Total equity and liabilities		**2 333 298**	**2 260 089**	**2 223 482**

The notes on pages 9-75 form an integral part of these financial statements

INCOME STATEMENT

for six months ended on June 30, 2008

	Note	1st half of 2008	1st half of 2007
Net sales of services	4.1	314 109	309 442
Net sales of products, merchandise and raw materials	4.1	1 088	1 032
Cost of services, products, merchandise and raw materials sold	4.3	(230 517)	(223 809)
Gross profit on sales		**84 680**	**86 665**
Other operating income	4.2	48 082	42 616
Distribution & marketing expenses	4.3	(18 364)	(19 154)
Overheads & administrative expenses	4.3	(49 966)	(54 076)
Other operating expenses	4.5	(3 646)	(4 649)
Operating profit		**60 786**	**51 402**
Finance income	4.6	0	30
Finance expenses	4.6	(12 085)	(9 799)
Profit before tax		**48 701**	**41 633**
Income tax expense	5	(816)	(1 345)
Net profit for the 1st half of the year		**47 885**	**40 288**
Earnings per ordinary share (in PLN)			
Basic/diluted earnings per share attributable to the equity holders of the Company	7	1,04	0,87

Total profit for the period relates to continued operations.

STATEMENT OF CHANGES IN SHAREHOLDERS' EQUITY

for six months ended on June 30, 2008

	Note	Share Capital	Other Capital	Retained Earnings	Total
Twelve months ended on December 31, 2007					
Balance as at January 1, 2007		**517 754**	**133 333**	**925 763**	**1 576 850**
- profit for the year		0	0	125 317	**125 317**
Total recognised income		**0**	**0**	**125 317**	**125 317**
- dividends		0	0	(15 667)	**(15 667)**
Balance as at December 31, 2007	24	**517 754**	**133 333**	**1 035 413**	**1 686 500**
Six months ended on June 30, 2007					
Balance as at January 1, 2007		**517 754**	**133 333**	**925 763**	**1 576 850**
- profit for the period		0	0	40 288	**40 288**
Total recognised income		**0**	**0**	**40 288**	**40 288**
- dividends		0	0	(15 667)	**(15 667)**
Balance as at June 30, 2007	24	**517 754**	**133 333**	**950 384**	**1 601 471**
Six months ended on June 30, 2008					
Balance as at January 1, 2008		**517 754**	**133 333**	**1 035 413**	**1 686 500**
- profit for the period		0	0	47 885	**47 885**
Total recognised income		**0**	**0**	**47 885**	**47 885**
- dividends		0	0	(18 431)	**(18 431)**
Balance as at June 30, 2008	24	**517 754**	**133 333**	**1 064 867**	**1 715 954**

CASH FLOW STATEMENT

for six months ended on June 30, 2008

	Note	1st half of 2008	1st half of 2007
OPERATING ACTIVITIES			
Profit before tax		**48 701**	**41 633**
Adjustments:		**(167)**	**13 755**
Depreciation and amortization	4.3	62 951	61 198
Interest and dividends		(34 833)	(29 317)
Profit on investing activities		(300)	623
Change in receivables	35	(31 017)	(26 458)
Change in liabilities, excluding borrowings	35	3 580	10 951
Change in provisions	26, 28	(704)	(1 554)
Change in inventories	20	(40)	208
Other adjustments	35	196	(1 896)
Cash from operating activities		**48 534**	**55 388**
Income tax paid/reimbursed		(13 274)	(6 361)
Net cash flow from operating activities		**35 260**	**49 027**
INVESTING ACTIVITIES			
Proceeds from sale of property, plant and equipment and intangible assets		395	437
Proceeds from sale of short-term securities		7 000	3 070
Interest received		1 349	719
Dividends received		6 400	5 081
Other income from financial assets		10 000	2 409
Purchase of property, plant and equipment and intangible assets		(105 303)	(76 573)
Purchase of related entities		0	(167)
Purchase of short-term securities		0	(3 064)
Loans granted to related parties		(10 000)	0
Net cash used in investing activities		**(90 159)**	**(68 088)**
FINANCING ACTIVITIES			
Proceeds from borrowings		45 000	0
Repayment of borrowings		0	(201)
Interest payment		(10 455)	(9 428)
Other financial cash flow		(144)	(188)
Net cash used in financing activities		**34 401**	**(9 817)**
Change in cash and cash equivalents		**(20 498)**	**(28 878)**
Cash and cash equivalents at the beginning of period		**29 677**	**53 250**
Cash and cash equivalents at the end of period		**9 179**	**24 372**
of which those with restricted availability		4 145	0

1. BACKGROUND

1.1 GENERAL INFORMATION

The attached financial statements present the financial data of the Company Orbis S.A. (the "Company") with its corporate seat in Warsaw, at Bracka 16 street, 00-028 Warsaw, entered into the Register of Businesses kept by the District Court in Warsaw, XII Business Department of the National Court Register under the number KRS 22622. According to the Polish Classification of Business Activity /PKD/, the Company's business operations are classified under section H, item 5510Z. On the Warsaw Stock Exchange, the Company's operations are classified as miscellaneous services. Orbis S.A. is Poland's largest hotel company that employs 3.2 thousand persons and operates a network of 42 hotels (8,399 rooms as at June 30, 2008) in 27 major cities, towns and resorts in Poland and manages two other hotels. The Company's hotels operate under Sofitel, Novotel, Mercure, Holiday Inn, Orbis Hotels brands. In addition, the Company owns 5 hotels of Etap brand and 1 hotel of Mercure brand, which are operated by its subsidiary, Hekon-Hotele Ekonomiczne S.A.

The presented financial statements concern a single business entity. The Company prepares the consolidated financial statements for its Group.
The items included in the financial statements of the Company are recognized in the currency of the primary economic environment in which the Company operates (in the "functional currency"). The financial statements are presented in Polish zloty (PLN) which is the presentation and functional currency of the Company.

All financial figures are quoted in PLN thousand, unless otherwise stated.

1.2 STATEMENT OF COMPLIANCE

On February 10, 2005 the Extraordinary General Meeting of Orbis S.A. Shareholders was held. The General Meeting passed a resolution on preparation of financial statements of Orbis S.A. in accordance with International Financial Reporting Standards (IFRS) from January 1, 2005.

The attached semi-annual financial statements have been prepared in accordance with the International Financial Reporting Standards adopted by the European Union, issued and valid on the date of these financial statements.

As regards the accounting for rights obtained to perpetual usufruct of land, the Company's Management Board has considered various interpretations of IAS 17 available on the market and concluded that the rights to perpetual usufruct of land obtained as a result of administrative decisions should be recognized in the balance sheet in the amounts resulting from an independent valuation.

The Company's hotel properties also include land (i.e. cash generating units) as it is necessary to generate the hotels' results and cash flows. Hence, land constitutes part of the fair value of real estate.

Certain rights to perpetual usufruct of land were purchased by the Company and initially recognized at purchase price (at market value). The Company received other rights from the state as part of hotel properties. At the purchase date, the Company did not divide the value of properties received into components but presented the entire amount under the „Buildings and structures" item of tangible assets and applied the rate of depreciation corresponding to the useful life of the building.

The value of rights obtained to perpetual usufruct of land recognized in the balance sheet amounted to PLN 368,538 thousand as at June 30, 2008, to PLN 371,023 thousand as at December 31, 2007 and to PLN 384,665 thousand as at June 30, 2007.

The value of deferred income tax liability in this respect amounted to PLN 70,022 thousand as at June 30, 2008, to PLN 70,494 thousand as at December 31, 2007 and to PLN 73,086 thousand as at June 30, 2007.

(all amounts are quoted in PLN thousands, unless otherwise stated)

1.3 BASIS OF PREPARATION OF THE FINANCIAL STATEMENTS

The financial statements present balance sheet figures as at June 30, 2008 and comparative figures as at December 31, 2007 and June 30, 2007, statement of changes in equity for the first half of 2008 and for the year 2007 and the first half of 2007, income statement and cash flow statement covering figures for the first half of 2008 and comparative figures for the first half of 2007, as well as explanatory notes to the above specified financial statements.

The financial statements have been prepared on the assumption that Orbis S.A. will continue as a going concern. The Management Board of Orbis S.A. is of the opinion that as at the date of these financial statements, there exist no circumstances which would indicate a threat to the continuation of the Company's operations in the foreseeable future (additional information in point 30.6).

These consolidated financial statements were approved by the Management Board on **September 5, 2008**.

The Company prepares the consolidated financial statements of the Orbis Group in accordance with the IFRS adopted by the European Union. The consolidated financial statements are available at the www.orbis.pl/ir site. The stand-alone financial statements should be read together with the consolidated financial statements of the Orbis Group for the period from January 1 till June 30, 2008 in order to gain a comprehensive insight into the financial standing and financial results of the entire Group.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

2.1 ACCOUNTING POLICIES OF ORBIS S.A.

2.1.1 Interests in subsidiaries, affiliates and associates

Interests and shares in subsidiaries and associates of Orbis S.A. are reported at cost, less impairment.

Changes in the value of presented interests due to impairment are reported directly in the financial result, in the „Finance income and costs" line.

2.1.2 Foreign currency transactions

Foreign currency transactions are translated into the functional currency using the exchange rates prevailing at the dates of the transactions, using the following methodology:

- sales of foreign currency and payment of receivables – at the foreign currency buy rate applicable by the bank rendering its services to the Company;
- purchase of foreign currency and payment of liabilities – at the foreign currency sell rate applicable by the bank rendering its services to the Company;
- other transactions – at the average foreign currency exchange rate published by the National Bank of Poland.

Foreign exchange gains and losses resulting from the settlement of foreign currency transactions and from the translation of year-end exchange rates of monetary assets and liabilities are recognized in the income statement.

2.1.3 Property, plant and equipment

Property, plant and equipment are initially recognized at cost of purchase or manufacture.

As at the balance sheet date, property, plant and equipment are measured at cost, less accumulated depreciation charges and impairment.

Rights to perpetual usufruct of land purchased from third parties are presented at cost less depreciation charges calculated based on the term of the agreement for perpetual usufruct.

Rights to perpetual usufruct of land acquired from the local administrative authorities free of charge as a result of administrative decisions are recognized in the financial statements for the first time at fair value, on the basis of an expert's valuation. These rights are depreciated over the term of the agreement, i.e. for the maximum period of 99 years. The applied approach is substantiated in point 1.2 of "Introduction" to the financial statements.

Subsequent costs are included in the asset's carrying amount or recognized as a separate asset, as appropriate, only when it is probable that future economic benefits associated with the item will flow to the Company and the cost of the item can be measured reliably. All other repairs and maintenance are charged to the income statement during the financial period in which they were incurred.

In case a part of PP&E is replaced, cost of the replacement part of the asset is included in the asset's carrying amount; at the same time the carrying amount of the replaced part is eliminated from the balance sheet regardless of whether it was separately depreciated, and is recognized in the income statement.

Costs of borrowings incurred to finance the construction of new, and reconstruction of existing hotel buildings, and related exchange differences, less income from foreign exchange gains, are recognized directly in the income statement at the time at which they were incurred.

(all amounts are quoted in PLN thousands, unless otherwise stated)

Depreciation commences at the date when an asset becomes available for use. Depreciation is completed when an asset is designated for sale in accordance with IFRS 5, or eliminated from the balance-sheet.

Gains and losses on the disposal of property, plant and equipment amounting to the difference between proceeds from the sale and the carrying amount of the disposed tangible asset are recognized at the income statement.

Assets under construction are measured at cost. In the event an asset under construction is impaired, an impairment loss is recognized to equalize its value with the recoverable amount.

Land is not depreciated. Depreciation on currently used components of non-current assets is calculated using the straight-line method over their estimated useful lives for the new receiving PPE, i.e.:

Rights to perpetual usufruct of land – to 99 years
Buildings and structures – from 30 to 50 years,
Building components – from 7 to 25 years,
Civil and marine engineering objects – to 20 years,
Plant and machinery – from 2 to 25 years,
Vehicles – from 4 to 5 years,
Tools, devices and equipment – from 5 to 15 years.

2.1.4 Intangible assets

2.1.4.1 Other intangible assets

Other intangible assets presented in the financial statements were measured at cost, net of accumulated amortization charges calculated in accordance with rates reflecting their useful lives and net of impairment.

The method of amortization as well as the annual rate of amortization reflecting the anticipated useful life of a given assets component are determined as at the date of acquisition of an intangible asset.

The Company does not carry out any research nor development. Costs of creation of WWW pages are recognized in expenses by nature, i.e. in marketing costs.

Amortization is calculated on the straight-line basis throughout the estimated useful life of a given asset, i.e.:

Costs of completed development – 3 years,
Permits, patents, licenses and similar – from 2 to 5 years,
Copyright and related proprietary rights – 2 years.

2.1.5 Impairment of assets

Goodwill is not amortized but it is annually tested for impairment and whenever events or circumstances indicate that its carrying amount may not be recoverable.

Assets that are subject to depreciation are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. An impairment loss is recognized for the amount by which the asset's carrying amount exceeds its recoverable amount.

(all amounts are quoted in PLN thousands, unless otherwise stated)

At each balance sheet date, the Company assesses whether there exist indications that any of the assets components may have been impaired. Property, plant and equipment as well as goodwill are tested for impairment by way of testing individual cash-generating units (the smallest identifiable group of assets that generates cash inflows that are largely independent of the cash inflows from other assets or groups of assets). Each and every hotel has been deemed to be a cash-generating unit within the meaning of IAS 36.

As regards the valuation of goodwill and tangible assets at the disposal of the Head Office of the parent, the entire company is regarded as the cash-generating unit.

According to IAS 36.23, in some cases estimates, averages and computational shortcuts may provide a reasonable approximation of the detailed computations of the value in use using the discounted cash flow method recommended in IAS 36. The Company decided to apply the method based on EBITDA as it is the method widely used in hotel industry.

The Company has adopted the EBITDA value (i.e. operating profit before depreciation charges and interest for individual cash-generating units) in order to calculate the value in use of the hotel for the purposes of an impairment test. The adopted EBITDA value is the average of the current and preceding year's values. The established EBITDA value is further multiplied depending on the hotel's brand and its geographic location in accordance with the table below. The coefficient is subject to adjustment, if necessary due to the specific situation of the hotel.

Brand	Capital city	Large cities	Other towns
Sofitel	10.5	9.5	9.0
Novotel/Mercure	9.0	8.5	8.0
Ibis	8.5	8.0	7.5

The coefficient is adjusted depending on the condition of the entire economy, which has an impact on results attainable for the hotel market. Depending on the phase of the business cycle, the cyclic component may fluctuate from –1.5 to + 1.5.

The amount thus established is weighed against the income that could be generated in the case of sale of each of the cash-generating units, based on minimum market prices of hotel rooms, defined as 80% of the value of similar hotels on the French market or the value of land and rights to perpetual usufruct of land on which the hotel is situate, and against the carrying amount of the cash-generating unit. If the book value proves to be lower than the value of proceeds that may be derived from the sale of each unit or the multiple of the EBITDA, impairment is not recognized. Otherwise, impairment is calculated up to the said market value or the said coefficient.

If there are grounds to state that EBITDA does not fully reflect the hotel's actual potential, valuation may be prepared using DCF (discounted cash flow) method. This concerns, for example, newly opened hotels or hotels after thorough refurbishing.

At each balance sheet date, the Company assesses whether there exist indications that an impairment loss of a given component of property, plant and equipment, recognized in preceding periods, is needed or should be reduced. The Company assumes that a growth in the average EBITDA by more than 20% as compared to the preceding period represents one of the indications of a possible reduction of the impairment loss.

Possible impairment or reversal of impairment is recognized directly in the income statement. The net book value of property, plant and equipment and investment property arising from the reversal of an impairment loss should not exceed the amount that would have been determined if there had been no impairment.

2.1.6 Leasing

Leases are classified as finance leases where terms and conditions of an agreement transfer substantially all the risks and rewards of ownership of an asset to the lessee. Leases in which a significant portion of the risks and rewards of ownership are retained by the lessor (the financing party) are classified as operating leases.

2.1.6.1 Finance lease

Assets used under a finance lease are treated as assets of the Company and measured at their fair value at the date of the inception of the lease, which is not higher however than the present value of the minimum lease payments.

Each lease payment is allocated between finance expenses and decreases in the balance of lease liabilities so as to achieve constant effective interest rate finance balance outstanding. Finance expenses are recognized directly in the income statement.

Tangible assets acquired under finance leases are depreciated, in accordance with principles of depreciation of non-current assets of the Company, over the shorter of the useful life of the asset or the lease term.

In the event assets are transferred to be held under finance lease, the present value of lease payments is recognized in receivables.

2.1.6.2 Operating lease

Payments made under operating leases are charged to the income statement on a straight-line basis over the term of the lease.

Rewards due and received as an incentive to execute an operating lease are recognized in the income statement on a straight-line basis over the term resulting from the lease.

Where specific terms of the lease indicate that lease payments will be calculated progressively over the term of the lease, annual payment installments are linearized.

2.1.7 Investment property

Investment property is defined as property treated as a source of income from rentals or held for expected capital appreciation. Investment property is initially recognized at cost including transaction costs. As at the balance sheet date the Company measures investment property at historical cost less depreciation charges and impairment, if any.

Investment property is subject to an annual impairment review which is also designed to identify events or changes indicating that carrying amount may not be recoverable.

Depreciation is calculated on the straight-line basis throughout the estimated useful life of a given asset, i.e.:

Rights to perpetual usufruct of land – to 99 years;
Buildings and structures – from 30 to 50 years,
Civil and marine engineering objects – to 20 years.

2.1.8 Other long-term investments

Other long-term investments include assets acquired by the Company to derive economic benefits, i.e. presently this item comprises works of art. As at the date of acquisition, other long-term investments are recognized at cost or purchase price, if the costs of execution and settlement of the transaction are insignificant.

As at the balance sheet date, long-term investments are carried at revalued amount. As regards works of arts, revalued amount is determined on the basis of specialist catalogues.

2.1.9. Inventories

Inventories are measured at cost comprising the cost of purchase, costs of conversion and other costs incurred in bringing inventories to their present location and condition. The weighted average cost is applied to measure the consumption of materials, raw materials and packaging.

As at the balance sheet date, inventories are stated at the lower of cost and net selling price. The net selling price is the estimated selling price realizable in the ordinary course of business, less applicable variable distribution expenses.

If an event resulting in impairment of inventories occurs in the financial year, inventories are written down. When the circumstances that previously caused inventories to be written down to below the cost of purchase or manufacture no longer exist, the written-down amount is eliminated so as to bring the new carrying amount to the lower of cost and the revalued net realizable value. Such a reversal of write-down is reported in the income statement.

2.1.10 Receivables and payables

As at the date of their initial recognition in the accounts, receivables and payables, save for those resulting from financial instruments and borrowings received, are measured at fair value.
Subsequently, they are measured at amortized cost, using the effective interest rate, less impairment. Impairment loss of trade receivables is established when there is objective evidence that the Company will not be able to collect all amounts due. The amount of impairment is the difference between the asset's carrying amount and the present value of estimated future cash-flows, discounted at the effective interest rate. The amount of impairment is recognized as expenses in the income statement.

Trade and other payables are recognized at amortized cost.

2.1.11 Borrowings

Borrowings are initially recognized at their fair value, net of transaction costs incurred. Borrowings are subsequently stated at amortized cost; any difference between the proceeds from the transaction (less transaction costs) and the redemption value is recognized in the income statement over the period of the borrowings using the effective interest rate method.

Borrowings are classified as current liabilities unless the Company has an unconditional right to defer the settlement of the liability for at least 12 months after the balance sheet date.

2.1.12 Financial instruments

2.1.12.1 Financial assets at fair value through profit or loss

Financial assets at fair value through profit or loss include:

- Available-for-sale financial assets. A financial asset is classified as available-for-sale if acquired principally for the purpose of selling in the short term,
- Financial assets designated as carried at fair value through profit or loss at inception.

Assets in this category are classified as current assets if they are either held for trading or are expected to be realized within 12 months of the balance sheet date. The Company classifies investments in securities to this category.

Assets are initially recognized in the accounts on trade date, and derecognized in the balance sheet when the contractual rights to receive cash flows from a financial asset have expired or when a financial asset has been transferred together with all risks and rewards of ownership of the asset.

Financial assets at fair value through profit or loss are initially, and subsequently at the balance sheet date, recognized at fair value.

2.1.12.2 Loans and receivables

Loans and receivables are non-derivative financial assets with fixed or determinable payments that are not quoted in an active market, other than those classified as financial assets at fair value through profit or loss or available for sale.
Assets are initially recognized in the accounts on trade date and derecognized in the balance sheet when the contractual rights to receive cash flows from a financial assets have expired or when a financial asset has been transferred together with all risks and rewards of ownership of the asset.
As at the day of entry in the accounts, the assets are measured at fair value plus transaction costs.
As at the balance sheet date, these items are measured at amortized cost using the effective interest rate method.

2.1.12.3 Available-for-sale financial assets

Available-for-sale financial assets are non-derivative financial assets not classified as financial assets at fair value through profit or loss, loans and receivables and assets held to maturity.

Assets are initially recognized on trade date at fair value plus transaction costs, and derecognized in the balance sheet when the contractual rights to receive cash flows from a financial asset have expired or when financial asset has been transferred together with all risks and rewards of ownership of the asset.
As at the date of the initial recognition, these assets are measured at fair value, plus transaction costs, while as at the balance sheet date they are recognized at fair value including impairment, directly in the revaluation reserve.

Gains and losses arising from changes in the fair value of the assets component are presented directly in equity.

Available-for-sale assets include interests and shares in companies, other than subsidiaries and associates, not quoted in an active market, that represent short-term or long-term assets. If the fair value cannot be determined, these assets are measured at cost, net of impairment, and effects of measurement are recognized in the profit or loss.

2.1.12.4 Derivatives

Derivative instruments are recognized at the date when the Companies become a party to a binding agreement. The Company uses derivative financial instruments to reduce the risk arising from changes in foreign exchange rates. These instruments do not represent hedging instruments.
As at the balance sheet date, derivative financial instruments are measured at fair value. Derivative financial instruments with fair value exceeding zero are treated as financial assets, while instruments with a negative fair value are treated as financial liabilities.
Gains and losses from derivative financial instruments are recognized respectively in finance income or expenses, and as cash flows from operating activities in the cash flow statement.

2.1.12.5 Embedded derivatives

Embedded derivatives are terms arising from an executed contract with the effect that all or some of the cash flows generated under the contract vary in a similar way to a stand-alone derivative. They represent part of the so-called host contracts.
Embedded derivatives should be separated from the host contract only if:

- the economic characteristics and risks of the host contract and of the embedded derivative are not closely related,
- a separate instrument with the same characteristics as the embedded derivative would meet the definition of a derivative, and
- the aggregate instrument is not measured at fair value, with changes in fair value being reported in profit or loss.

Derivative instruments are not recognized in contracts executed in currencies that are generally accepted for a given type of transaction, e.g. in lease contracts executed in a currency generally accepted for this type of transaction (USD, EUR).

2.1.13 Cash and cash equivalents

Cash and cash equivalents are recognized in the balance sheet at fair value. For the purposes of the cash flow statement, cash and cash equivalents comprise cash in hand and deposits held at call with banks, other short-term liquid investments with maturity of three months or less, funds transferred to the bank within the framework of repo transactions with maturity not exceeding 3 months and bank overdrafts. For the purposes of presentation in the balance sheet, bank overdrafts are shown within borrowings in current liabilities on the balance sheet.

2.1.14 Income taxes

Income tax on profit or loss for the financial year comprises current and deferred income tax.
Income tax is recognized in the income statement, except for amounts directly recognized in equity, when income tax is reported in equity.

2.1.14.1 Current income tax

The current income tax is the anticipated amount of income tax on taxable profit for a given year, calculated on the basis of tax rates applicable as at the balance sheet date, along with any tax adjustments for preceding years.

Balances of deferred income tax with companies comprise the tax group are presented in "Income tax receivables" and "Income tax liabilities".

2.1.14.2 Deferred income tax

Deferred income tax assets are determined on negative temporary differences and unused tax losses to the extent that it is probable that future taxable profit will be available against which the temporary differences can be utilized. The main factors that affect the occurrence of negative temporary differences are as follows:

- applying a lower tax depreciation rate for tax purposes than for accounting purposes,
- accrued but unpaid interest on loans, under executed contracts,
- accrued unrealized foreign exchange losses,
- created provisions for anticipated liabilities as well as accruals which are certain to generate a tax cost at the time of their use,
- impairment loss of assets that has already been recognized, but that in the future would reduce the taxation base.

The carrying amount of a deferred income tax asset is reviewed as at each balance sheet date and, in the event expected future taxable profit is not sufficient to realize a part or entire asset, is reduced accordingly.

The deferred income tax liability is recognized on positive temporary differences in the amount equal to the income tax payable in the future.
The main factors affecting the creation of positive temporary differences include:

- applying a higher depreciation rate for tax purposes than for accounting purposes,
- reporting income on unpaid interest on granted loans or other financial assets,
- accrued unrealized foreign exchange gains,
- assets revaluation up to the fair value exceeding their acquisition value,
- recognition of right to perpetual usufruct of land received free of charge.

The amount of the deferred income tax asset and liability is determined, as at the balance sheet date, using the income tax rates applicable in the year when the tax obligation arose, as the sum of temporary differences (positive and negative, accordingly) multiplied by the income tax rate applicable in the year in which the tax obligation arose.

Deferred tax arising on income and expenses posted directly to equity is also posted to equity. In case of business combinations, recognized deferred income tax assets and deferred income tax liability exert an impact on goodwill or surplus of the acquirer's share in the fair value of net identifiable assets, liabilities and contingent liabilities of the acquire over the cost of business combination.

2.1.14.3 Tax Group

In accordance with the current tax legislation, companies have the right to form a Tax Group.

A Tax Group comprises the parent company and other tax group members. Individual companies cease to be taxpayers, and the status of taxpayer is transferred to the whole Tax Group. It was determined that in the Tax Group the Company Orbis acts as the tax representative.
Corporate income tax is calculated by each of the companies in the Tax Group, and then consolidated and remitted to the Tax Office by the tax representative. The tax is recognized in the individual income statements and cash flows of the companies in the tax group according to their calculations.
As the group tax representative, Orbis S.A. has income tax receivables/payables with both the Tax Office and the remaining companies in the Tax Group. These receivables/payables within the Tax group are presented in stand-alone financial statements of the Tax Group members under "Income tax receivables/liabilities".
If the parent company fails to comply with its obligations as tax representative, the Tax Office has the right to call on each of the remaining group companies to settle the tax liabilities of the Tax Group.

A Tax Group enables companies to reduce their administrative expenses relating to tax settlements and to offset the current tax losses of loss-incurring companies against the tax profits of other companies in the Tax Group, thus decreasing the overall taxation burden of the whole Tax Group. The benefits of such offset are distributed among the group companies in accordance with an agreement between the Tax Group members, and reduce their respective tax burdens.

Deferred income tax assets and liabilities are set off within the Tax Group.

Tax losses incurred by companies forming a Tax Group in prior years before its inception cannot be used by the Tax Group during its existence.

The Orbis Tax Group includes: Orbis S.A., Hekon Hotele Ekonomiczne S.A., PBP Orbis Sp. z o.o. and WT Wilkasy Sp. z o.o.

2.1.15 Employee benefits

2.1.15.1 Pension obligations

The Company operates solely defined contribution plans.
A defined contribution plan is a pension plan under which the Company pays fixed contributions into a separate entity. The Company does not have a legal or constructive obligation to pay further contributions if the fund does not hold sufficient assets to pay all benefits acquired by employees in the current period and in prior years.

Under the defined contribution plans, the Company pays mandatory contributions to pension insurance plans under public administration. Once the determined contributions have been paid, the Company does not have any further obligations. Contributions are recognized as employee benefit expense at the time of their maturity.

2.1.15.2 Termination benefits

Termination benefits are payable when employment is terminated before the normal retirement date, or whenever an employee accepts voluntary redundancy in exchange for these benefits. The Company recognizes termination benefits when it is demonstrably committed to either: terminating the employment of current employees according to a detailed formal plan without possibility of withdrawal, or providing termination benefits as a result of an offer made to encourage voluntary redundancy. Benefits falling due more than 12 months after the balance sheet date are discounted to present value.

2.1.15.3 Jubilee awards and retirement obligations

Provisions for jubilee awards and retirement obligations payable under binding regulations and collective agreements are calculated in amounts determined by an actuary. The provision is revalued annually.

2.1.16 Provisions

Provisions are recognized when the Company has a present legal or constructive obligation as a result of past events and it is more likely than not that an outflow of resources will occur to settle the obligation and the amount of the outflow may be reliably estimated.
Provisions are created and classified depending on the reason for which they were created; the following groups may be distinguished:

- provisions for liabilities, in particular related to contracts giving rise to liabilities under issued guarantees, sureties and results of pending litigation;
- restructuring provisions.

Provisions are recognized on the basis of Management Board's decision. Restructuring provisions require an approved and communicated restructuring plan.

No provisions are recognized for future operating losses.

Provisions are recognized in a justified and reasonably estimated amounts as at the date of the occurrence of an obligating event, not later however than at the end of the reporting period. As at the balance sheet date, the balance of provisions is reviewed and appropriate adjustments are made, if necessary, so that the balance of provisions reflects the current, most reliable estimate of their value.

Changes in provisions are recognized directly in current profit or loss, in other operating expenses/income.

Where there are a number of similar obligations, the likelihood that an outflow will be required in settlement is determined considering the class of obligations as a whole. A provision is recognized even if the likelihood of an outflow with respect to any one item included in the same class of obligations may be small.
Provisions are measured at the present value of expenditures, as estimated in accordance with the best knowledge of the Company's management, required to settle the obligation as at the balance sheet date. The discount rate used to determine the present value reflects the current market assessments of the time value of money and the risks specific to the obligation.

(all amounts are quoted in PLN thousands, unless otherwise stated)

2.1.17 Contingencies

A contingent liability is:

- a possible obligation that arises from past events and whose existence will be confirmed only by the occurrence or non-occurrence of one or more uncertain future events not within the control of Company, or
- a present obligation that arises from past events but is not recognized because:
  - an outflow of benefits to settle that obligation is not likely,
  - the amount of the obligation cannot be measured with sufficient reliability.

Contingent assets are possible assets that arise from past events and whose existence will be confirmed only by the occurrence or non-occurrence of one or more future events not within the control of the Companies.

2.1.18 Equity

The share capital of Orbis S.A. is stated at the value laid down in Statutes and entered in the court register appropriately adjusted to reflect effects of hyperinflation.

Other capital comprises the share premium as well as effects of valuation of available-for-sale financial assets.

2.1.19 Retained earnings

Retained earnings include profit/loss from past years, net financial result from current year and profits transferred to equity subject to limited distribution created in accordance with the provisions of the Commercial Companies' Code in force in Poland. As at June 30, 2008, December 31, 2007 and June 30, 2007, profits subject to limited distribution totaled PLN 55,341 thousand.

2.1.20 Revenue recognition

Sales are recognized at the fair value of consideration received or receivable, less value added tax, rebates, discounts and other sales taxes. Revenue is recognized as follows:

- sales of services are recognized in the accounting period in which the services were rendered, by reference to completion of the specific transaction assessed on the basis of the actual service provided as a proportion of the total services to be provided,
- sales of other products, goods and services are recognized at the fair value of consideration received or receivable less rebates, discounts, tax on goods and services and other sales taxes,
- interest income is recognized on a time-proportion basis using the effective interest rate, if the receipt of income is not doubtful.

Dividend income is recognized when the right to receive payment is established.

2.1.21 Finance expenses

Finance expenses include interest on borrowings, exchange differences on borrowings and losses on derivatives recognized in the income statement.

All interest and other incurred costs related to borrowings are recognized as finance expenses in the income statement when they are incurred. Interest related to finance leases is recognized in the income statement using the internal rate of return method.

2.1.22 Net financial result

In Orbis S.A., the net financial result is an outcome of:

- operating profit (loss):
    - gross profit (loss) on sales – profit (loss) from operating activities,
    - profit (loss) from other operating activities,
- financial operations,
- obligatory charges on the financial result on account of income tax payable by the Company and equivalent payments due by virtue of separate regulations.

Result on operating activities constitutes a difference between income and expenses related to the principal activities of the Company.

Result on other operating activities represents a difference between income and expenses indirectly related to operating activities of the companies.

Current income tax, encumbering the net financial result of the reporting period, is determined in the amount of output tax, arising from a tax return form for the current period. In accordance with Polish regulations, in 2008 companies calculate their corporate income tax liability at the rate of 19% of taxable income.

Deferred income tax encumbering the financial result of the reporting period represents a change in deferred income tax assets and liabilities resulting from events included in the financial result of the period.

2.1.23 Dividend distribution

Dividend distribution to shareholders is recognized as a liability in the Company's financial statements in the period in which the dividends were approved by the General Meeting of Shareholders of the Company.

The financial statements present the figures for the distribution of the Company's profit for the financial year ended December 31, 2007 approved by the General Meeting of Shareholders held on June 19, 2008.

2.1.24 Segment reporting

Orbis S.A. has adopted reporting by business segments as its primary segment reporting format, and reporting by geographical segments as its secondary segment reporting format. The division into geographical segments is based on the criterion of location of assets. The Company's operations are concentrated on one business segment – Hotels & Restaurants – provision of hotel and food&beverage services along with ancillary services. The Company operates in one geographical region, i.e. in Poland.

Business segments have been identified on the basis of core business operations of the Company according to the Polish Classification of Business Activity (PKD).

Segment revenue is revenue from sales to external clients or from inter-segment transactions, reported in the income statement, that is, directly attributable to a given segment, as well as a portion of revenue that can be allocated to the segment on a reasonable basis.

Segment expense is expense resulting from operating activities of a segment that is directly attributable to the segment, and the portion of other expense that can be allocated to the segment on a reasonable basis.

Segment expenses include in particular:

- cost of services, products, merchandise and raw materials sold,
- distribution and marketing costs.

(all amounts are quoted in PLN thousands, unless otherwise stated)

Segment result is the difference between segment revenue and segment expense. It represents the operating profit before the inclusion of the head office costs, interest income or expense, income tax, gains or losses from investments, revenue and expense of associated companies consolidated by the equity method as well as the deduction of minority interest.

Segment assets represent assets posted to operating activities and:

- employed by a segment in its operating activities,
- directly attributable to the segment or that can be allocated to the segment on a reasonable basis.

Segment assets do not include assets resulting from income tax nor assets used in the general operations of a company.

Segment liabilities are liabilities posted to operating activities that are directly attributable to the segment or can be allocated to the segment on a reasonable basis.

2.2 CRITICAL ESTIMATES AND ASSUMPTIONS

Estimates and judgments are continually reviewed and are based on historical experience and other factors, including expectations of future events that are believed to be reasonable under the circumstances.

Critical accounting estimates and assumptions

The Company makes estimates and assumptions concerning the future. The resulting accounting estimates will, by definition, seldom equal the related actual results. The major areas where the estimates of the Management Board exert considerable impact on the financial statements include:

(a) *Estimated impairment of property, plant and equipment and investment property*
As at the balance sheet date, the Company assesses whether there exist any indications that an assets component may have been impaired. The recoverable amount of individual cash generating units is assessed using the methods described in note 2.1.5.

(b) *Estimated provision for post-employment benefits*
Provisions for jubilee awards and termination benefits are measured using actuarial method. The growth in the discount rate and a change in the rate of long-term growth in wages and salaries exert an impact on the estimated amount. When computing the provisions, an actuary performs a sensitivity analysis of the impact of the discount rate and planned growth in benefit assessment bases. Details of the analysis are presented in note 28 to these financial statements.

(c) *Estimated useful lives*
The level of depreciation rates is determined on the basis of current knowledge concerning the anticipated useful life of components of property, plant and equipment and intangible assets. The anticipated useful life is periodically reviewed.

2.3 CHANGES IN ACCOUNTING POLICIES

The accounting policies did not change in the first half of 2008 comparison with the published financial statements as at December 31, 2007.

2.4 NEW ACCOUNTING STANDARDS AND IFRIC INTERPRETATIONS

2.4.1 No major amendments to the standards as well as interpretations affecting the Company's financial statements entered into force in the first half of 2008.

(all amounts are quoted in PLN thousands, unless otherwise stated)

2.4.2 The following standards, amendments to the standards as well as interpretations were published but did not come into force as at the date of these financial statements:

a) IFRIC 12 "Service Concession Arrangements"

IFRIC 12 was issued by the International Financial Reporting Interpretations Committee on November 30, 2006 and is effective for annual periods beginning on or after January 1, 2008. The interpretation contains guidelines concerning application of existing standards by entities involved in service concession arrangements between the public and private sectors. IFRIC 12 concerns arrangements whereby the grantor controls the services to be provided by the operator with the use of infrastructure, to whom the services are provided and for what price.

IFRIC 12 has not been adopted by the European Union as at the date of these financial statements.

This interpretation will not affect the Company's financial statements.

b) IFRIC 13 "Customer Loyalty Programs"

IFRIC 13 was issued by the International Financial Reporting Interpretations Committee on June 28 , 2007 and is effective for annual periods beginning on or after July 1, 2008. The interpretation contains guidelines concerning application of existing standards to transactions related to loyalty programs implemented by a company for its customers, e.g., loyalty cards or point collection programs. In particular IFRIC 13 provides for a correct method of posting liabilities related to the need to provide products or services free of charge or for a discount to customers who exercise their "points".

The company shall apply the above interpretation from the date of its coming into force, i.e., from January 1, 2009 and thereafter.

c) IFRIC 14 "The Limit on a Defined Benefit Asset, Minimum Funding Requirements and their Interaction"

IFRIC 14 was issued by the International Financial Reporting Interpretations Committee on July 5, 2007 and is effective for annual periods beginning on or after January 1, 2008. The interpretation contains guidelines concerning application of IAS 19 to assess limits on fair value of benefit assets over a current value of a liability from the defined benefit plan which can be identified as an asset. In addition IFRIC 14 explains how statutory and contractual requirements concerning minimum funding can influence the value of assets or liabilities from defined benefit plans.

IFRIC 14 has not been adopted by the European Union as at the date of these financial statements.

This interpretation will not affect the Company's financial statements.

(all amounts are quoted in PLN thousands, unless otherwise stated)

d) IFRIC 15 "Agreements for the Construction of Real Estate"

IFRIC 15 " Agreements for the Construction of Real Estate " was issued on July 3, 2008 and is effective for financial statements for periods beginning on or after January 1, 2009. The interpretation classifies the recognition of revenues and expenses in companies which provide real estate construction services.

IFRIC 15 has not been adopted by the European Union as at the date of these financial statements.

This interpretation will not affect the Company's financial statements.

e) IFRIC 16 "Hedges of a Net Investment in a Foreign Operation"

IFRIC 16 "Hedges of a net investment in a foreign operation" was issued on July 3, 2008 and is effective for financial statements for periods beginning on or after October 1, 2008. The interpretation explains what foreign currency risks that qualify to be recognized in hedge accounting where, within a group, hedging instruments can be held to and what amounts are to be reclassified to profit or loss upon sale of a foreign operation.

IFRIC 16 has not been adopted by the European Union as at the date of these financial statements.

The Company will comply with the above-described amendment to the interpretation, however the date of implementing and its impact on the financial statement have not yet been considered.

f) Amendments to IFRS 1 "First-time Adoption of IFRS" and IAS 27 "Consolidated and Separate Financial Statements"

The amendments to IFRS 1 "First-time adoption of IFRS" and IAS 27 "Consolidated and separate financial statements" was issued on May 22, 2008 and is effective for financial statements for periods beginning on or after January 1, 2009. The amendment makes it possible for a first-time adopted of IFRS to apply deemed cost for an investment in a subsidiary, associate or joint venture.

Amendment to IFRS 1 has not been adopted by the European Union as at the date of these financial statements.

Amendment to the standard will not have impact on the Company's financial statements.

g) Amendment to IFRS 2 "Share-based Payments"

The amendment to IFRS 2 was issued by the International Accounting Standards Board on January 17, 2008 and is effective for annual periods beginning on or after January 1, 2009. The amendment to the Standard deals with two matters: it clarifies that vesting conditions are service conditions and performance conditions only. Other features of a share-based payment are not vesting conditions. It also specifies that all cancellations, whether by the entity or by other parties, should receive the same accounting treatment.

Amendment to IFRS 2 has not been adopted by the European Union as at the date of these financial statements.

Amendment to the standard will not have impact on the Company's financial statements.

(all amounts are quoted in PLN thousands, unless otherwise stated)

h) Amendment to IFRS 3 "Business Combinations"

Revised IFRS 3 was issued by the International Accounting Standards Board on January 10, 2008 and if effective prospectively for business combinations with acquisition date on or after July 1, 2009. The amendment provides for the possibility of recognizing non-controlling interests either at fair value or at their proportionate interest in the fair value of net identifiable assets, remeasuring any previously held interests in the acquiree to fair value with any gain recognized in profit or loss and additional guidelines for applying the acquisition method of accounting, including treatment of transaction costs as period expenses.

Amendment to IFRS 3 has not been adopted by the European Union as at the date of these financial statements.

Amendment to the standard will not have impact on the Company's financial statements.

i) IFRS 8 "Operating Segments"

IFRS 8 was issued by the International Accounting Standards Board on November 30, 2006 and is effective for annual periods beginning on or after January 1, 2009. IFRS 8 replaces IAS 14 "Segment Reporting". This standard defines new requirements as regards disclosure of information on operating segments, as well as information on products, services and geographical areas in which operations are pursued as well as key clients. The IFRS requires the "managerial approach" in respect of reporting on financial results of operating segments.

IFRS 8 was published in the Official Journal of the European Union on November 22, 2007.

The Company will comply with the above-described amendment to the standard starting from its effective date, i.e. from January 1, 2009 and thereafter.

j) Improvements to IFRS 2008

Improvements to IFRS 2008 were issued on May 22, 2008 and are effective for financial statements for periods beginning on or after January 1, 2009. They include 35 amendments to over a dozen standards split into two groups of amendments: (a) amendments that result in accounting changes for presentation, recognition or measurement purposes, (b) amendments that are aimed at harmonizing and unifying terminology used in the texts of standards, which have no effect on accounting issues in the standards.

The Company will comply with the above-described amendment to the interpretation, however the date of implementing and its impact on the financial statement have not yet been considered.

k) Amendments to IAS 1 "Presentation of Financial Statements - Capital Disclosures"

The amended IAS 1 was issued by the International Accounting Standards Board on September 6, 2007 and is effective for annual periods beginning on or after January 1, 2009. The amendments aimed at improving the ability of financial statements' users to analyze and compare the information included in them.

The amended IAS 1 has not been adopted by the European Union as at the date of these financial statements.

The Company will apply the aforementioned standard from the time if becomes effective, i.e. from January 1, 2009 and thereafter.

(all amounts are quoted in PLN thousands, unless otherwise stated)

l) Amendments to IAS 23 "Borrowing costs"

This amendment should be applied for annual periods beginning on or after January 1, 2009. The major difference from the previous version is the removal of the option of immediately recognizing as an expense borrowing costs that relate to assets that take a substantial period of time to get ready for use or sale.

Amendment to IAS 23 has not been adopted by the European Union as at the date of these financial statements.

The Company will comply with the above-described amendment to the standard, however the date of implementing and its impact on the financial statement have not yet been considered.

m) Amendment to IAS 27 "Consolidated and Separate Financial Statements"

The amended IAS 27 was issued by the International Accounting Standards Board on January 10, 2008 and is effective for annual periods beginning on or after July 1, 2009 . The Standard requires effects of transactions with non-controlling shareholders should be accounted for as equity transactions if the parent does not lose control over the subsidiary. The Standard clarifies also the manner of accounting in case of loss of control over the subsidiary, that is, it requires remeasurement of the remaining interests to fair value and recognition of the difference in profit or loss.

The amended IAS 27 has not been adopted by the European Union as at the date of these financial statements.

Amendment to the standard will not have any impact on the Company's financial statements.

n) Amendments to IAS 32 "Financial Instruments: Presentation" and IAS 1 "Presentation of Financial Statements"

Amendments to IAS 32 and IAS 1 were issued by the International Accounting Standards Board on February 14, 2008 and are effective for annual periods beginning on or after January 1, 2009. The amendments concern the method of accounting for certain financial instruments which are similar to equity instruments, but are classified as financial liabilities. According to the new requirement of the Standard, financial instruments such as financial instruments with the option of sell-back and instruments which include an obligation for the issuing entity to pay a share in net assets only in case of liquidation, provided that certain conditions are met, are presented as equity.

The aforementioned amendments to IAS 32 and IAS 1have not been adopted by the European Union as at the date of these financial statements.

Amendment to the standard will not have any impact on the Company's financial statements.

o) Amendment to IAS 39 "Financial Instruments: Recognition and Measurement"

Amendment to IAS 39 "Financial Instruments: Recognition and Measurement" were issued on July 31, 2008 and are effective for financial statements prepared for periods beginning on or after July 1, 2009. The amendment introduces clarifications as to in what situations inflation may be the hedged item and in what situations a purchased option may be a hedge.

The amended IAS 39 has not been adopted by the European Union as at the date of these financial statements.

Amendment to the standard will not have any impact on the Company's financial statements.

3. SEGMENT REPORTING

Orbis S.A. has adopted reporting by business segments as its primary segment reporting format, and reporting by geographical segments as its secondary segment reporting format. The Company operates in one geographical region, i.e. in Poland.

The Company's operations fall within one business segment – Hotels & Restaurants – provision of hotel and food&beverage services with ancillary services.
Business segments have been identified on the basis of the core business operations of the Company according to the Polish Classification of Business Activity (PKD).

Tables below present figures related to revenues, expenses and profits as well as selected assets and liabilities of the "Hotels & Restaurants" business segment as at June 30, 2008, December 31, 2007 and June 30, 2007.

The unallocated corporate expenses and revenues concern those aspects of the Company's operations that are not related to hotel activities. They comprise finance costs and income (including costs of bank borrowings, valuation of derivative instruments and exchange differences on liabilities in foreign currencies), other operating income and expenses, net impairment reversal, received dividends and interest on granted loans and income and expenses on leased investment property and income and expenses on trademarks.

Segment assets consist primarily of property, plant and equipment, intangible assets, inventories, receivables and cash. They exclude investments in subsidiaries, affiliates and associates as well as other investments, financial assets, investment property and other investments.

Segment liabilities consist primarily of trade payables and other current liabilities. They exclude borrowings and provisions.

(all amounts are quoted in PLN thousands, unless otherwise stated)

Figures for the first half of 2008:

Business segment revenues and expenses are as follows:

	Business segments	Corporate activities	
	Hotels & Restaurants	Unallocated to segments	Total
Segment revenue, of which:	**313 537**	**1 660**	**315 197**
- sales to external clients	313 537	1 660	315 197
Segment expense, of which:	**(298 386)**	**(461)**	**(298 847)**
- sales to external clients	(298 386)	(461)	(298 847)
Segment result	**15 151**	**1 199**	**16 350**
Other revenue		48 082	48 082
Other expense		(15 731)	(15 731)
Income tax		(816)	(816)
Net profit for the financial year			**47 885**

The table below presents business segment assets and liabilities as at June 30, 2008 :

	Business segments	Corporate activities	
	Hotels & restaurants	Unalloacted to segments	Total
Assets	1 632 292	701 006	2 333 298
Gross value of additions in intangible assets in the period	693		693
Gross value of additions in tangible assets in the period	59 467		59 467
Investment expenditure	92 209		92 209
Depreciation/amortization	(62 951)		(62 951)
Revaluation of non-financial non-current assets	42		42
Liabilities	517 643	99 701	617 344

Figures for 2007:

Business segment revenues and expenses are as follows:

	Business segments	Corporate activities	
	Hotels & restaurants	Unallocated to segments	Total
Segment revenue, of which:	**634 331**	**3 593**	**637 924**
- sales to external clients	634 331	3 593	637 924
Segment expense, of which:	**(494 246)**	**(105 127)**	**(599 373)**
- sales to external clients	(494 246)	(105 127)	(599 373)
Segment result	**140 085**	**(101 534)**	**38 551**
Other revenue		140 676	140 676
Other expense		(31 104)	(31 104)
Income tax		(22 806)	(22 806)
Net profit for the financial year			**125 317**

(all amounts are quoted in PLN thousands, unless otherwise stated)

The table below presents business segment assets and liabilities as at December 31, 2007:

	Business segments	Corporate activities	
	Hotels & Restaurants	Unallocated to segments	Total
Assets	1 634 830	625 259	2 260 089
Gross value of additions in intangible assets in the period	1 304		1 304
Gross value of additions in tangible assets in the period	90 652		90 652
Investment expenditure	154 205		154 205
Depreciation/amortization	(111 791)		(111 791)
Revaluation of non-financial non-current assets	26 092		26 092
Liabilities	90 782	482 807	573 589

Figures for the first half of 2007:

Business segment revenues and expenses are as follows:

	Business segments	Corporate activities	
	Hotels & Restaurants	Unallocated to segments	Total
Segment revenue, of which:	**307 267**	**3 207**	**310 474**
- sales to external clients	307 267	3 207	310 474
Segment expense, of which:	**(242 422)**	**(54 617)**	**(297 039)**
- sales to external clients	(242 422)	(54 617)	(297 039)
Segment result	**64 845**	**(51 410)**	**13 435**
Other revenue		42 646	42 646
Other expense		(14 448)	(14 448)
Income tax		(1 345)	(1 345)
Net profit for the financial year			**40 288**

The table below presents business segment assets and liabilities as at June 30, 2007:

	Business segments	Corporate activities	
	Hotels & Restaurants	Unallocated to segments	Total
Assets	1 578 977	644 505	2 223 482
Gross value of additions in intangible assets in the period	507		507
Gross value of additions in tangible assets in the period	32 187		32 187
Investment expenditure	47 821		47 821
Depreciation/amortization	(61 198)		(61 198)
Revaluation of non-financial non-current assets	0		0
Liabilities	77 766	544 245	622 011

(all amounts are quoted in PLN thousands, unless otherwise stated)

4. INCOME AND EXPENSE

4.1 NET SALES OF SERVICES, PRODUCTS, MERCHANDISE AND RAW MATERIALS

	1st half of 2008	1st half of 2007
Net sales of services	314 109	309 442
of which: from related parties	*16 097*	*11 597*
Net sales of products, merchandise and raw materials	1 088	1 032
of which: from related parties	*963*	*951*
Net sales of services, products, merchandise and raw materials, total	**315 197**	**310 474**

4.2 OTHER OPERATING INCOME

	1st half of 2008	1st half of 2007
Gains on disposal of non-financial, non-current assets	338	341
Gains on disposal of other assets	14	229
Dividends and share of profits *)	45 235	38 065
Interest income on loans granted and receivables	1 666	1 017
Other operating income, of which:	787	2 964
release of provisions, of which	0	20
- provision for obligations towards employees	0	17
- provision for costs of fees for perpetual usufruct of land	0	3
gifts	2	0
damages received	118	49
exchange differences	64	0
non-show penalties	0	84
other	603	2 811
Other operating income, total	**48 040**	**42 616**

*) As at June 30, 2008, the Company recognized income from dividends from its subsidiary Hekon–Hotele Ekonomiczne S.A. of PLN 38,835 thousand and from Orbis Kontrakty Sp. z o.o. of PLN 6,400 thousand.

As at June 30, 2007, the Company recognized income from dividends from its subsidiary Hekon–Hotele Ekonomiczne S.A. of PLN 32,984 thousand and from Orbis Kontrakty Sp. z o.o. of PLN 5,081 thousand.

The following table presents revaluation of non-financial non-current assets:

	1st half of 2008	1st half of 2007
Recognition of provisions for impairment of property, plant and equipment	(3)	0
Recognition of impairment of tangible assets under construction	45	0
Recognition of impairment of intangible assets	**42**	**0**

(all amounts are quoted in PLN thousands, unless otherwise stated)

4.3 EXPENSES BY NATURE

	1st half of 2008	1st half of 2007
Depreciation and amortization	62 951	61 198
Raw materials and energy used	52 522	52 317
External services	64 071	59 816
Taxes and charges	12 318	12 730
Employee benefit expense	96 814	101 127
Other expenses by nature (for)	10 151	9 770
- fee for affiliation with hotel systems	6 995	6 577
- business trips	1 063	1 061
- insurance premiums	731	848
- provision for impairment of receivables	370	272
- other	992	1 012
Total expenses by nature	**298 827**	**296 958**
Distribution & marketing expenses (negative value)	(18 364)	(19 154)
Overheads & administrative expenses (negative value)	(49 966)	(54 076)
Costs of services and products sold	**230 497**	**223 728**
Value of merchandise and raw materials sold	20	81
Cost of services, products, merchandise and raw materials sold	**230 517**	**223 809**

4.4 EMPLOYEE BENEFIT EXPENSE

	1st half of 2008	1st half of 2007
Wages and salaries	75 622	70 226
Provision for unused and overdue holidays	2 589	2 617
Provision for wages and salaries and related	(1 468)	4 064
Provision for jubilee awards and retirement benefit obligations	1 891	5 729
Employee benefits	18 180	18 491
Total employee benefit expense	**96 814**	**101 127**

Provisions for jubilee awards and retirement benefit obligations are presented in the income statement under "Overheads & administrative expenses", while provisions for unused and overdue holidays as "Cost of services and products sold", "Distribution & marketing expenses" and "Overheads & administrative expenses".

(all amounts are quoted in PLN thousands, unless otherwise stated)

4.5 OTHER OPERATING EXPENSES

	1st half of 2008	1st half of 2007
Other created provisions (Note 26)	(565)	0
Employment restructuring expenses	(1 673)	(2 332)
Damages, penalties, fines paid	(25)	(45)
Translation differences	0	(367)
Costs of asset liquidation	(33)	(539)
Donations	(123)	(158)
Other	(1 227)	(1 208)
Other operating expenses, total	**(3 646)**	**(4 649)**

4.6 FINANCE INCOME AND EXPENSES

	1st half of 2008	1st half of 2007
Interest income	0	6
Other finance income		24
Finance income, total	**0**	**30**
Finance cost of interest on borrowings	(11 827)	(9 477)
Other finance costs	(258)	(322)
Finance expenses, total	**(12 085)**	**(9 799)**

5. CURRENT AND DEFERRED INCOME TAX

Major components of tax charges are as follows:

	1st half of 2008	1st half of 2007
Current income tax	(8 736)	(8 833)
- current income tax charge	(8 736)	(8 833)
Deferred income tax	**7 920**	**7 488**
- related to the recognition and reversal of temporary differences	7 920	7 488
Tax charge in the income statement	**(816)**	**(1 345)**

5.1 RECONCILIATION OF INCOME TAX IN THE INCOME STATEMENT WITH THE FINANCIAL RESULT

Reconciliation of income tax in the income statement with the financial result:

	1st half of 2008	1st half of 2007
Profit before tax	**48 701**	**41 633**
Tax calculated at the statutory rate of 19%	(9 253)	(7 910)
Dividends received	8 595	7 232
Revenue non taxable and expenses not tax deductible	(184)	(1 079)
Tax charge at the effective tax rate	**(842)**	**(1 757)**
Tax loss of members of the Tax Group	26	412
Income tax recognized in the income statement	**(816)**	**(1 345)**

On January 23, 2006, Monitor Sądowy i Gospodarczy no. 16 published a notification on the registration of the ORBIS Tax Group. On September 28, 2005, Orbis S.A. together with the companies Hekon - Hotele Ekonomiczne S.A., Polskie Biuro Podróży Orbis Sp. z o.o. and WT Wilkasy Sp. z o.o. executed an agreement on the establishment of the Tax Group that was registered in the revenue office. The provisions of the agreement will bind the parties to this agreement until December 31, 2008. As regards the obligations arising from tax regulations, the Tax Group is represented by Orbis S.A. The objective underlying the establishment of the Tax Group is to streamline the settlements of the income tax.

(all amounts are quoted in PLN thousands, unless otherwise stated)

Owing to the introduction of the Orbis Tax Group, the tax charge of Orbis S.A. in the first half of 2008 was by PLN 26 thousand lower.

5.2 DEFERRED INCOME TAX

The deferred income tax results from the following temporary differences:

	As at June 30, 2008	As at December 31, 2007	As at June 30, 2007
Deferred income tax assets, of which:	**14 608**	**13 119**	**15 419**
Posted to financial result	14 608	13 119	15 419
- revaluation of receivables	339	328	363
- revaluation of interests in related parties	749	749	954
- unpaid interest	899	638	599
- provisions	9 534	8 527	9 885
- initial fee for affiliation with the Accor network	482	487	489
- unpaid wages and salaries	1 619	1 358	2 368
- ZUS and similar obligations	417	619	418
- other	569	413	343
Deferred income tax liability, of which:	**70 504**	**76 936**	**77 786**
Posted to financial result	70 413	76 845	77 695
- difference between tax and book value of tangible asstes	69 588	76 136	76 776
- other	825	709	919
Posted to equity	91	91	91
-long-term investments	91	91	91
Net deferred income tax liability	**55 896**	**63 817**	**62 367**
Deferred income tax liability of which:	**55 896**	**63 817**	**62 367**
Long-term	62 012	68 982	69 156
Short-term	(6 116)	(5 165)	(6 789)

(all amounts are quoted in PLN thousands, unless otherwise stated)

6. DISCONTINUED OPERATIONS

The Company did not take decision to discontinue operations.

7. EARNINGS PER SHARE

Earnings per ordinary share are calculated by dividing the net profit for the financial year by the weighted average number of issued ordinary shares outstanding during the financial year.

No factors resulting in the dilution of earnings per share occurred in the reporting period nor in the comparative periods.

Figures related to earnings and shares for calculations of the basic earnings per share are presented below:

	1st half of 2008	1st half of 2007
Net profit for the period	47 885	40 288
Weighted average number of ordinary shares issued	46 077	46 077
Earnings per share	**1,04**	**0,87**

8. DIVIDEND PAID OR PROPOSED TO BE PAID

On June 19, 2008, the General Meeting of Shareholders approved the dividend distribution for the year ended December 31, 2007 in the amount of PLN 18,431 thousand (PLN 0.40 per share). The dividend was paid to shareholders on August 1, 2008.

(all amounts are quoted in PLN thousands, unless otherwise stated)

9. PROPERTY, PLANT AND EQUIPMENT

Property, plant and equipment include tangible assets and tangible assets under construction.

	As at June 30, 2008	As at December 31, 2007	As at June 30, 2007
Tangible assets	1 388 718	1 410 346	1 386 218
Tangible assets under construction	89 446	117 677	70 534
Total	**1 478 164**	**1 528 023**	**1 456 752**

The table below presents property, plant and equipment as at **June 30, 2008:**

Property, plant and equipment	**Acquired land and rights to perpetual usufruct of land**	**Rights to perpetual usufruct of land acquired free of charge**	**Buildings and structures**	**Machinery and equipment**	**Vehicles**	**Other tangible assets**	**Total PP&E**
		As at January 1, 2008					
Cost	**20 473**	**327 487**	**2 628 843**	**137 359**	**2 132**	**149 169**	**3 265 463**
Accumulated depreciation and impairment	(1 677)	(15 579)	(1 613 980)	(107 661)	(2 045)	(114 175)	(1 855 117)
Opening net book amount	**18 796**	**311 908**	**1 014 863**	**29 698**	**87**	**34 994**	**1 410 346**
Additions	120	0	50 035	3 399	12	5 901	59 467
purchase	0	0	6 185	2 757	4	5 551	14 497
transfer from investments	0	0	43 842	621	0	350	44 813
other	120	0	8	21	8	0	157
Disposals	0	(20 461)	(13)	(86)	(1)	(20)	(20 581)
sale	0	(21)	0	(10)	(1)	(3)	(35)
liquidation	0	0	(13)	(61)	0	(17)	(91)
other	0	(120)	0	0	0	0	(120)
reclassification to investment property	0	(20 320)	0	(15)	0	0	(20 335)
Increase in impairment	0	0	0	0	0	(3)	(3)
Decrease in impairment	0	0	13	25	0	7	45
Depreciation for the period	(96)	(1 938)	(50 050)	(4 343)	(15)	(4 114)	(60 556)
Closing net book amount	**18 820**	**289 509**	**1 014 848**	**28 693**	**83**	**36 765**	**1 388 718**
		As at June 30, 2008					
Cost	**20 473**	**306 016**	**2 552 845**	**132 380**	**1 644**	**152 545**	**3 165 903**
Accumulated depreciation and impairment	(1 653)	(16 507)	(1 537 997)	(103 687)	(1 561)	(115 780)	(1 777 185)
Closing net book amount	**18 820**	**289 509**	**1 014 848**	**28 693**	**83**	**36 765**	**1 388 718**

(all amounts are quoted in PLN thousands, unless otherwise stated)

The table below presents property, plant and equipment as at **December 31, 2007:**

Property, plant and equipment	Acquired land and rights to perpetual usufruct of land	Rights to perpetual usufruct of land acquired free of charge	Buildings and structures	Machinery and equipment	Vehicles	Other tangible assets	Total PP&E
		As at January 1, 2007					
Cost	20 473	361 707	2 652 947	146 493	3 186	152 882	3 337 688
Accumulated depreciation and impairment	(1 473)	(12 901)	(1 639 940)	(117 048)	(3 115)	(116 701)	(1 891 178)
Opening net book amount	19 000	348 806	1 013 007	29 445	71	36 181	1 446 510
Additions	0	0	75 668	7 991	41	6 952	90 652
purchase	0	0	13 526	7 347	41	6 678	27 592
transfer from investments	0	0	61 442	644	0	212	62 298
other	0	0	700	0	0	62	762
Disposals	0	(32 929)	(11 772)	(239)	0	(195)	(45 135)
sale	0	(2 551)	(8 909)	(23)	0	(190)	(11 673)
liquidation	0	0	(562)	(72)	0	(5)	(639)
other	0	0	0	(143)	0	0	(143)
transfer to investments	0	(21 872)	(247)	0	0	0	(22 119)
transfer to assets held for sale	0	(8 506)	(2 054)	(1)	0	0	(10 561)
Increase in impairment	0	0	(28 608)	(541)	0	(189)	(29 338)
Decrease in impairment	0	0	54 114	718	0	598	55 430
Depreciation for the period	(204)	(3 969)	(87 546)	(7 676)	(25)	(8 353)	(107 773)
Closing net book amount	18 796	311 908	1 014 863	29 698	87	34 994	1 410 346
		As at December 31, 2007					
Cost	20 473	327 487	2 628 843	137 359	2 132	149 169	3 265 463
Accumulated depreciation and impairment	(1 677)	(15 579)	(1 613 980)	(107 661)	(2 045)	(114 175)	(1 855 117)
Closing net book amount	18 796	311 908	1 014 863	29 698	87	34 994	1 410 346

(all amounts are quoted in PLN thousands, unless otherwise stated)

The table below presents property, plant and equipment as at **June 30, 2007**:

Property, plant and equipment	Acquired land and rights to perpetual usufruct of land	Rights to perpetual usufruct of land acquired free of charge	Buildings and structures	Machinery and equipment	Vehicles	Other tangible assets	Total PP&E
	As at June 1, 2007						
Cost	20 473	361 707	2 652 947	146 493	3 186	152 882	3 337 688
Accumulated depreciation and impairment	(1 473)	(12 901)	(1 639 940)	(117 048)	(3 115)	(116 701)	(1 891 178)
Opening net book amount	19 000	348 806	1 013 007	29 445	71	36 181	1 446 510
Additions	0	0	27 496	2 699	20	1 972	32 187
purchase	0	0	7 030	2 101	20	1 765	10 916
transfer from investments	0	0	19 006	542	0	185	19 733
other	0	0	1 460	56	0	22	1 538
Disposals	0	(30 378)	(2 780)	(528)	(27)	(33)	(33 746)
sale	0	0	0	(441)	(27)	(10)	(478)
likquidation	0	0	(479)	(86)	0	(23)	(588)
reclassification to investment properties	0	(21 872)	(247)	0	0	0	(22 119)
transfer to assets held for sale	0	(8 506)	(2 054)	(1)	0	0	(10 561)
Increase in impairment	0	0	0	404	27	42	473
Depreciation for the period	(96)	(2 018)	(46 681)	(4 786)	(31)	(5 594)	(59 206)
Closing net book amount	18 904	316 410	991 042	27 234	60	32 568	1 386 218
	As at June 30, 2007						
Cost	20 473	330 150	2 643 985	142 745	2 447	152 975	3 292 775
Accumulated depreciation and impairment	(1 569)	(13 740)	(1 652 943)	(115 511)	(2 387)	(120 407)	(1 906 557)
Closing net book amount	18 904	316 410	991 042	27 234	60	32 568	1 386 218

As at June 30, 2008, the balance of assets under construction and impairment loss for them is as follows:

	As at June 30, 2008	As at December 31, 2007	As at June 30, 2007
Gross value of tangible assets under construction	94 154	122 359	75 216
Provision for tangible assets under contruction	(4 708)	(4 682)	(4 682)
Total	89 446	117 677	70 534

In the first half of 2008, the Company created a provision for assets under construction amounting to PLN 26 thousand.

As at the balance sheet date, property, plant and equipment of PLN 511,689 thousand secure the Company's liabilities. Detailed information on security established on property, plant and equipment is provided in note 25 to these financial statements.

(all amounts are quoted in PLN thousands, unless otherwise stated)

As at June 30, 2008 the Company has no property, plant and equipment for sale.

PP&E for sale	As at June 30, 2008	As at December 31, 2007	As at June 30, 2007
Opening balance	**0**	**0**	**0**
transfer from tangible assets		10 561	10 561
sale		(10 561)	0
Closing balance	**0**	**0**	**10 561**

Detailed information about impairment of property plant and equipment:

	As at June 30, 2008	As at December 31, 2007	As at June 30, 2007
Opening balance	**(423 888)**	**(468 242)**	**(468 242)**
recognition of impairment of PP&E	(3)	(29 338)	0
recognition of impairment of assets under construction	(26)	(47)	(47)
annual reversal of impairment of PP&E	45	55 430	473
transfer to investment property	33 410	58	58
use of impairment	864	18 251	451
Closing balance	**(389 598)**	**(423 888)**	**(467 307)**

Recognized impairment of property, plant and equipment and annual reversal of impairment of PP&E are presented in "Revaluation of non-financial non-current assets" line of the income statement. However, reversed impairment of operating PP&E and assets under construction are presented in the "Other operating income" item. Information on the accounting policy applied in respect of impairment tests on non-financial non-current assets is set out in note 2.1.5.

In the first half of 2008 and the first half of 2007 no grounds were found indicating the need to conduct impairment test of PP&E.

(all amounts are quoted in PLN thousands, unless otherwise stated)

10. INTANGIBLE ASSETS

The following table presents intangible assets as at **June 30, 2008:**

	Permits, patents, licenses and similar	Computer software	Other intangible assets	Total intangible assets
	As at January 1, 2008.			
Cost	**280**	**12 261**	**38**	**12 579**
Accumulated amortization and impairment	(253)	(10 914)	0	(11 167)
Opening net book amount	**27**	**1 347**	**38**	**1 412**
Additions	112	386	195	693
purchase	112	386	195	693
Disposals	0	0	0	0
liquidation	0	0	0	0
Amortization charge for the period	(17)	(535)	0	(552)
Closing net book amount	**122**	**1 198**	**233**	**1 553**
	As at June 30, 2008.			
Cost	**391**	**12 055**	**233**	**12 679**
Accumulated amortization and impairment	(269)	(10 857)	0	(11 126)
Closing net book amount	**122**	**1 198**	**233**	**1 553**

(all amounts are quoted in PLN thousands, unless otherwise stated)

The following table presents intangible assets as at **December 31, 2007:**

	Permits, patents, licenses and similar	Computer software	Other intangible assets	Total intangible assets
	As at January 1, 2007.			
Cost	**267**	**11 897**	**149**	**12 313**
Accumulated amortization and impairment	(181)	(10 997)	(83)	(11 261)
Opening net book amount	**86**	**900**	**66**	**1 052**
Additions	20	1 284	0	1 304
purchase	20	1 280	0	1 300
other	0	4	0	4
Disposals	(2)	(2)	(28)	(32)
liquidation	(2)	(2)	0	(4)
other	0	0	(28)	(28)
Reversal of impairment	0	1	0	1
Amortization charge for the period	(77)	(836)	0	(913)
Closing net book amount	**27**	**1 347**	**38**	**1 412**
	As at December 31, 2007.			
Cost	**280**	**12 261**	**38**	**12 579**
Accumulated amortization and impairment	(253)	(10 914)	0	(11 167)
Closing net book amount	**27**	**1 347**	**38**	**1 412**

(all amounts are quoted in PLN thousands, unless otherwise stated)

The following table presents intangible assets as at **June 30, 2007**:

	Permits, patents, licenses and similar	Computer software	Other intangible assets	Total intangible assets
	As at January 1, 2007.			
Cost	267	11 897	149	12 313
Accumulated amortization and impairment	(181)	(10 997)	(83)	(11 261)
Opening net book amount	86	900	66	1 052
Additions	10	472	25	507
purchase	10	472	25	507
receipt from investment	0	0	0	0
Disposals	0	0	0	0
liquidation	0	0	0	0
Amortization charge for the period	(39)	(411)	0	(450)
Closing net book amount	57	961	91	1 109
	As at June 30, 2007.			
Cost	278	11 937	174	12 389
Accumulated amortization and impairment	(221)	(10 976)	(83)	(11 280)
Closing net book amount	57	961	91	1 109

Impairment of intangible assets	As at June 30, 2008	As at Dec. 31, 2007	As at June 30, 2007
Opening balance	(3)	(4)	(4)
reversal		1	0
utilization	3	0	0
Closing balance	0	(3)	(4)

As at the balance sheet date, no intangible assets secure the Company's liabilities.

All other intangible assets recognized by the Company have definite useful lives.

The Company does not have any internally generated intangible assets.

(all amounts are quoted in PLN thousands, unless otherwise stated)

11. INVESTMENTS IN ASSOCIATES

Information on associates:

Associates, name and corporate seat	% share in share capital	% share in the no. of voting rights at the GM	% share in share capital	Business operations	Method of investment recognition	Share value at cost	Revaluation adjustments	Carring amount of shares
Orbis Casino Sp. z o.o. Warsaw, Poland	directly 33%	directly 33%	directly 33%	games of chance	cost	1 600	(736)	864
as at June 30, 2008.								864

12. SUBSIDIARIES

Information on subsidiaries:

Subsidiaries, name and corporate seat	% share in share capital	% share in the no. of voting rights at the GM	Country of registration	Business operations	Method of investment recognition	Share value at cost	Revaluation adjustments	Carrying amount of shares
Hekon Hotele Ekonomiczne S.A. Warsaw, Poland	directly 100,00%	directly 100%	Poland	hotel and food & beverage services	cost	441 041		441 041
Wioska Turystyczna Wilkasy Sp. z o.o., Wilkasy, Poland	directly 100,00%	directly 100%	Poland	hotel and food & beverage services	cost	2 430	(1 932)	498
ORBIS Transport, Sp. z o.o. Warsaw, Poland	directly 98,88%	directly 98,88%	Poland	transport	cost	27 729		27 729
PBP Orbis, Sp. z o.o. Warsaw, Poland	directly 95,08%	directly 95,08%	Poland	tourism	cost	13 795		13 795
Orbis Kontrakty Sp. z o.o. Warsaw, Poland	directly 80%	directly 80,00%	Poland	organization of purchasing	cost	80		80
As at June 30, 2008.								483 143

(all amounts are quoted in PLN thousands, unless otherwise stated)

The below-presented data concern shares of equity, share of voting rights at the General Meeting and core business operations of subsidiaries in which Orbis S.A. indirectly holds interests.

Subsidiaries, name and corporate seat	% share in share capital	% share in the no of voting rights at the GM	Country of registration	Business operations
UAB Hekon	indirectly 100,00%	indirectly 100,00%	Lithuania	hotel and food&beverage services
PKS Tarnobrzeg Sp. z o.o.	indirectly 99,05%	indirectly 99,05%	Poland	transport
PKS Gdańsk Sp. z o.o.	indirectly 99,05%	indirectly 99,05%	Poland	transport
AutoOrbisBus Sarl	indirectly 99,05%	indirectly 99,05%	France	promotion and communications
Inter Bus Sp. z o.o.	indirectly 99,05%	indirectly 99,05%	Poland	coach transport
Capital Parking Sp. z o.o.	indirectly 99,05%	indirectly 99,05%	Poland	rental of parking lots
Orbis Polish Travel Bureau Inc.	indirectly 95,08%	indirectly 95,08%	USA	travel agent
Orbis Kontrakty Sp. z o.o.	indirectly 20,00%	indirectly 20,00%	Poland	organization of purchasing
Orbis Transport Sp. z o.o.	indirectly 0,17%	indirectly 0,17%	Poland	transport
PMKS Sp. z o.o.	indirectly 59,43%	indirectly 59,43%	Poland	municipal transport

As at June 30, 2008

13. CHANGE IN INVESTMENTS IN SUBSIDIARIES AND ASSOCIATES

	As at June 30, 2008	As at Dec. 31, 2007	As at June 30, 2007
Opening balance	**484 007**	**470 085**	**470 085**
Shares and interests		470 085	470 085
Additions	0	14 006	14 006
purchase		14 006	14 006
Disposals	0	(84)	0
sale		(84)	0
Closing balance	**484 007**	**484 007**	**484 091**
Shares and interests	484 007	484 007	484 091

Investments in subsidiaries, affiliates and associates are not directly exposed to the risk of change in interest rates and rate risk. Increase of investments in 2007 has been a result of purchasing shares by the Company in subsidiary Orbis Transport Sp. z o.o. as a result of increase of its share capital. Decrease of investments in 2007 has been caused by disposal of shares in Przedsiębiorstwo Hotelowe Majewicz Sp. z o.o. In the first half of 2008 no changes of investemnt6s in held subsidiaries and affiliates took place.

14. CHANGES WITHIN THE GROUP

During the reporting period, there were no business combinations within the meaning of IFRS 3.

(all amounts are quoted in PLN thousands, unless otherwise stated)

The following changes in occurred in the Group:

1. PMKS Sp. z o.o. – on June 18, 2008 PKS Tarnobrzeg Sp. z o.o. purchased 1,058 shares in Przedsiębiorstwo Miejskiej Komunikacji Samochodowej Sp. z o.o. (PMKS Sp. z o.o.) with the nominal value of PLN 1,058 thousand constituting 60% of the company shares.

The following changes occurred in investments in subsidiaries and associates in the first half of 2008:

1. Orbis Polish Travel Bureau Inc. - on April 23, 2008 PBP Orbis Sp. z o.o. purchased 7 ½ of shares in the company Orbis Travel Bureau Inc., New York, and increased the share held PBP Orbis Sp. z o.o. in share capital of Orbis Travel Bureau Inc. to 100%. On May 21, 2008 the company PBP Orbis Sp. z o.o. concluded a sales agreement governing sale of all shares of its subsidiary Orbis Polish Travel Bureau Inc. with its seat in New York. The transaction was closed on July 25, 2008.

2. Inter Bus Sp. z o.o. – on June 30, 2008 the share capital of the company Inter Bus Sp. z o.o. was increased from PLN 51 thousand to PLN 460 thousand through establishment of 818 new shares with nominal value of PLN 500 each. Orbis Transport Sp. z o.o. obtained all new shares and paid for them in cash on July 1, 2008.

3. PMKS Sp. z o.o. - on June 25, 2008, as a result of increase of share capital of PMKS Sp. z o.o., PKS Tarnobrzeg Sp. z o.o. obtained 1,000 new shares of the company with the nominal value of PLN 1,000.00 each. Therefore PKS Tarnobrzeg Sp. z o.o. owns 2,058 shares in the company PMKS Sp. z o.o. constituting 71.5% of shares in the company's share capital. The increase of share capital has not yet been registered with KRS.

15. INTERESTS IN JOINT VENTURES

Orbis S.A. does not hold any interests in joint ventures.

16. AVAILABLE-FOR-SALE FINANCIAL ASSETS

The Company has no financial assets for sale as at June 30, 2008.

	As at June 30, 2008	As at Dec. 31, 2007	As at June 30, 2007
Shares/interests in unlisted companies	0	0	31
Total available-for-sale financial assets	**0**	**0**	**31**

The fair value of available-for-sale financial assets as at the end of first half of 2007 does not differ considerably from their value presented in the financial statements. Available-for-sale financial assets held by the Company are not directly exposed to the risk of change in interest rates and rate risk.

17. OTHER FINANCIAL ASSETS

The Company had no Other financial assets as at June 30, 2008, December 31,2007 and June 30,2007.

(all amounts are quoted in PLN thousands, unless otherwise stated)

18. INVESTMENT PROPERTY

	As at June 30, 2008	As at Dec. 31, 2007	As at June 30, 2007
Opening gross carrying amount	**144 348**	**112 850**	**112 850**
Accumulated depreciation and impairment	(49 721)	(51 391)	(51 391)
Opening net book amount	**94 627**	**61 459**	**61 459**
Additions	82 780	37 485	37 485
purchases	0	61	61
reclasification from assets under construction	62 445	15 095	15 095
reclassification from property, plant and equipment	20 335	22 119	22 119
other	0	210	210
Disposals	0	(1 212)	0
sale	0	(1 212)	0
Depreciation charge for the period	(1 843)	(3 105)	(1 542)
Closing net book amount	**175 564**	**94 627**	**97 402**
Closing gross book amount	**343 976**	**144 348**	**151 909**
Accumulated depreciation and impairment at the end of period	(168 412)	(49 721)	(54 507)
Closing net book amount	**175 564**	**94 627**	**97 402**

In 2007, the value of investment property went up by the value of Etap hotel in Warsaw, and in the first half of 2008 by the value of two Etap hotels in Kraków and Katowice and Grand Hotel in Warsaw, which were transferred to subsidiary Hekon - Hotele Ekonomiczne S.A. which is now responsible for their management. Value of investment property declined in 2007 as a result of sale of share in shared title to land and building of Pod Orłem hotel in Bydgoszcz.

The Company measures investment property at historical cost less depreciation charges and impairment. As at the date of transition to IFRS, the Company valued land and rights to perpetual usufruct of land that account for a considerable share of investment property and considered this value as deemed cost.

The fair value of land and rights to perpetual usufruct of land determined on the basis of a valuation of an independent expert and amounted to PLN 32,503 thousand as at January 1, 2004. The Company did not revalue these assets as at June 30, 2008.

The following amounts were recognized in the income statement:

	1st half of 2008	1st half of 2007
Income from lease of investment property	4 794	2 256
Direct operating expenses of investment property which generate income from rent	2 476	2 172
Direct operating expenses of investment property which do not generate income from rent	110	196

Detailed information concerning impairment of investment property:

	As at June 30, 2008	As at Dec. 31, 2007	As at June 30, 2007
Opening balance	**6 297**	**6 239**	**6 239**
reclassification from property, plant and equipment	33 410	58	58
Closing balance	**39 707**	**6 297**	**6 297**

Investment property includes the following land owned by the Company as well as rights to perpetual usufruct of land, buildings and structures:

- in Gdańsk – right to perpetual usufruct of land with an area of 62 sq. m. and a building with the usable floor space of 87 sq. m.,
- in Konin – right to perpetual usufruct of land with an area of 752 sq. m. and interest in an office building with usable floor space of 447 sq. m.,
- in Poznań – right to perpetual usufruct of land with an area of 28,992 sq. m. and buildings with a total area of 2,500 sq. m.,
- in Świnoujście – right to perpetual usufruct of land with an area of 961 sq. m. and a commercial building with usable floor space of 508 sq. m.,
- in Warsaw – right to perpetual usufruct of land with an area of 3,585 sq. m. and the building of the Bristol Hotel with usable floor space of 18,062 sq. m.,
- in Warsaw – right to perpetual usufruct of land with an area of 2,230 sq. m. and the multi-storey garage-parking with usable floor space of 19,000 sq. m.,
- in Wrocław – interest in right to perpetual usufruct of land with an area of 432 sq. m. and office rooms in an office building with the area of 532 sq. m.,
- in Lublin – right to perpetual usufruct of land with the area of 2, 437 m^2., and a building with the space of 62 sq.m,
- in Częstochowa – right to perpetual usufruct of land with an area of 22,030 sq.m and of 5,485 sq.m. as well as the building of the Etap hotel in Częstochowa,
- in Szczecin – right to perpetual usufruct of land with an area of: 14,037 sq.m., 6,445 sq.m., 200 sq.m. and 3,263 sq.m. as well as the building of the Etap hotel in Szczecin,
- in Warsaw - right to perpetual usufruct of land with an area of: 7,171 sq.m., and the building of the Etap hotel in Warsaw,
- in Kraków – right to perpetual usufruct of land with an area of 5 750 m^2 and the building of Etap hotel in Kraków,
- in Katowice – right to perpetual usufruct of land with an area of 4 364 sq.m. and the building of Etap hotel in Katowice,
- in Warsaw – right to perpetual usufruct of land with an area of 4 606 sq.m. and the building of Mercure Grand Hotel in Warsaw.

19. OTHER LONG-TERM INVESTMENTS

Other long-term investments remain unchanged and amount to PLN 552 thousand. Other long-term investments are mainly composed of works of art owned by the Company.

20. INVENTORIES

	As at June 30, 2008	As at Dec. 31, 2007	As at June 30, 2007
Raw materials	4 905	4 796	4 596
Merchandise	42	111	133
Total inventories	**4 947**	**4 907**	**4 729**

The value of used merchandise and raw materials recognized in the income statement as expenses under "Cost of services, products, merchandise and raw materials sold" amounted to PLN 34,237 thousand in the first half of 2008 (in 2007 it equaled PLN 72,789 thousand, in the first half of 2007 it amounted to PLN 34,752 thousand).

(all amounts are quoted in PLN thousands, unless otherwise stated)

Information on write-downs of inventories:

	As at June 30, 2008	As at Dec. 31, 2007	As at June 30, 2007
Opening balance	**(316)**	**(421)**	**(421)**
write-down created	(51)	(167)	(83)
write-down used	4	40	1
write-down reversed	28	232	138
Closing balance	**(335)**	**(316)**	**(365)**

Created write-downs of inventories are presented in the 'Other operating expenses" item of the income statement and the reversal of write-downs – in „Other operating income".
In the current period, the write-down of inventories was reversed as a result of their sale or commissioning for use.
The Company has not pledged any inventories as security for liabilities.

21. TRADE AND OTHER CURRENT RECEIVABLES

Trade receivables are presented in the table below:

	As at June 30, 2008	As at Dec. 31, 2007	As at June 30, 2007
Trade receivables	41 384	27 280	38 729
of which: receivables from related parties	*7 697*	*5 856*	*3 714*
Provisions for impairment of receivables	(803)	(668)	(580)
Prepayments	772	235	297
Trade receivables	**41 353**	**26 847**	**38 446**

Other current receivables are composed of the following items:

	As at June 30, 2008	As at Dec. 31, 2007	stan na 30.06.2007
Current receivables	**122 576**	**80 935**	**89 138**
Loans to related parties	38 630	38 554	28 452
Loans to other companies	0	0	10
Dividends receivable	38 835	0	32 984
Receivables from sale of property	747	6 102	0
Taxes, grants, customs duties, social security and other benefits receivable	28 666	19 010	8 581
Adjudicated receivables	972	1 047	1 098
Prepaid tangible assets and intangible assets	14 155	16 163	16 996
Claimed in court	455	447	714
Settlements with employees	311	215	456
Other receivables	1 231	891	1 657
Provisions for impairment of receivables	(1 426)	(1 494)	(1 810)
Current prepayments and advances	**13 355**	**1 583**	**15 306**
Prepayments, of which:	13 355	1 583	15 306
salaries and wages	1 616	0	7 032
taxes and charges	7 414	0	5 455
insurance premiums	696	906	1 590
prepayments	2 091	113	165
other	1 538	564	1 064
Other current receivables, net	**135 931**	**82 518**	**104 444**

(all amounts are quoted in PLN thousands, unless otherwise stated)

Income tax receivables are composed of the following items:

	As at June 30, 2008	As at Dec. 31, 2007	As at June 30, 2007
Income tax receivable from tax authorities	0	0	0
Income tax receivable from compianies comprise the tax group	2 048	533	993
Total income tax receivables	**2 048**	**533**	**993**

Change in impairment of receivables is presented below:

	As at June 30, 2008	As at Dec. 31, 2007	As at June 30, 2007
Opening balance	**(2 162)**	**(2 661)**	**(2 661)**
Recognition of provisoin for impairment	(549)	(702)	(408)
Derecognition of provision for impairment	179	227	136
Use of provision for impairment	303	974	543
Closing balance	**(2 229)**	**(2 162)**	**(2 390)**

Impairment of receivables and it's reversal is recognized in the "Other expenses by nature" item (note 4.3) of the income statement.
The credit risk related to receivables does not differ from the average credit risk on the Polish market. The maximum credit risk related to the Company's receivables and loans equals the amount presented in the balance sheet. No significant concentration of risk occurs for trade receivables due to the considerable share of relatively small transactions in total turnover. All threatened receivables are covered by a provision for impairment. All borrowings were granted to the one entity. The borrowings are encumbered with the following risks: credit and interest rate risks. The concentration does not result in any significant increase of risk since Orbis S.A. granted loans to its subsidiary which is characterized by sustained growth trend. More information on credit risk is provided in note 30.5 and on interest risk in note 30.2.
The fair value of receivables does not significantly differ from their value presented in the financial statements.

The table below presents the breakdown of current receivables per maturity together with impairment charges:

	As at June 30, 2008	As at Dec. 31, 2007	As at June 30, 2007
Non-overdue receivables	156 541	97 778	132 984
Overdue receivables, of which:	25 020	14 282	13 289
- overdue for up to 1 month	15 660	7 315	10 336
- overdue for a period from 1 to 3 months	3 731	3 516	568
- overdue for a period from 3 to 6 months	3 299	1 060	342
- overdue for a period from 6 months to 1 year	701	700	217
- overdue for more than 1 year	1 629	1 691	1 826
Gross current receivables, total	**181 561**	**112 060**	**146 273**
Impairment charge for non-overdue receivables	0	(56)	(43)
Impairment charge for overdue receivables, of which:	(2 229)	(2 106)	(2 347)
- overdue for up to 1 month	(19)	(3)	(47)
- overdue for a period from 1 to 3 months	(4)	(2)	(116)
- overdue for a period from 3 to 6 months	(43)	(17)	(181)
- overdue for a period from 6 months to 1 year	(556)	(418)	(177)
- overdue for more than 1 year	(1 607)	(1 666)	(1 826)
Impairment charge for receivables, total	**(2 229)**	**(2 162)**	**(2 390)**
Net current receivables	**179 332**	**109 898**	**143 883**

(all amounts are quoted in PLN thousands, unless otherwise stated)

As at June 30, 2008 receivables that amounted to PLN 22,791 thousand were overdue but not impaired. The analysis of these receivables classified by time intervals is presented below:

	As at June 30, 2008	As at Dec. 31, 2007	As at June 30, 2007
Overdue receivables without impairment, of which:	**22 791**	**12 176**	**10 902**
- overdue for a period to 1 month	15 641	7 312	10 289
- overdue for a period from 1 month to 3 months	3 727	3 514	452
- overdue for a period from 3 months to 6 months	3 256	1 043	161
- overdue for a period from 6 months to 1 year	145	282	0
- overdue for more than 1 year	22	25	0

No re-negotiations on repayment of receivables, except borrowings, took place.

Short-term receivables per currency:

	As at June 30, 2008	As at Dec. 31, 2007	As at June 30, 2007
Currency			
Polish currency	179 332	109 898	143 883
Foreign currencies	0	0	0
Total in Polish currency	**179 332**	**109 898**	**143 883**

The Company holds no receivables collateral security.

22. FINANCIAL ASSETS AND LIABILITIES AT FAIR VALUE THROUGH PROFIT OR LOSS

	As at June 30, 2008	As at Dec. 31, 2007	As at June 30, 2007
Debt securities			
Opening balance	**6 986**	**0**	**0**
- purchase		39 359	3 065
- sale	(7 000)	(32 391)	(3 065)
- valuation	(18)	18	0
- onther increases (sales)	32	0	0
Closing balance	0	6 986	0
Financial assets at fair value through profit or loss	**0**	**6 986**	**0**

Securities, comprising bonds and certificates of deposit, acquired by the Company to derive economic benefits arising from short-term changes in prices are classified as financial assets at fair value through profit or loss.

The Company sold all held securities in the first half of 2008. The nominal value of securities redemption amounted to PLN 7,000 thousand. Profitability as per 360/365 base amounted to 5.40%.
Debt securities as at December 31, 2007 were reported at fair value based on assessment provided by a bank acting as a transaction agent. There were the following parties to transactions as at December 31, 2007:

- Volkswagen Leasing Polska Sp. z o.o. – bonds – the transaction amount at purchase price amounted to PLN 1,991 thousand.
- Europejski Fundusz Leasingowy SA – bonds – the transaction amount at purchase price amounted to PLN 4,977 thousand.

(all amounts are quoted in PLN thousands, unless otherwise stated)

As at December 31, 2007 the fair value of debt securities were PLN 18 thousand higher than amounts at cost and amounted 6 986 thousand.

Financial assets and liabilities valued at fair value through profit or loss, are reported in the cash flow statement, in the section related to investing activities.

Changes in the fair value of financial assets and liabilities at fair value, along with gains and losses settled in correspondence with profit or loss, are reported under the „Other finance income/expenses" item of the income statement (note 4.2 and 4.5).
The maximal credit risk related to debt securities held by the Company refers to balance sheet value of the securities. Since the Company purchases securities of companies of the highest financial standing, the above concentration does not result in any significant increase of the risk. The Company holding the above securities is exposed to a risk of change of fair value thereof as a result of changing interest rates. Information on limiting the risk is presented in note 30. As at June 30, 2008 the Company held no debt securities, therefore it was not exposed to the above risks.

23. CASH AND CASH EQUIVALENTS

	As at June 30, 2008	As at Dec. 31, 2007	As at June 30, 2007
Cash at bank and on hand	389	594	13 324
Short-term bank deposits	3 939	20 126	115
Other cash and cash equivalents	4 851	8 957	10 933
Total cash and cash equivalents	**9 179**	**29 677**	**24 372**

Other cash and cash equivalents include cash in transit and other monetary assets and money deposited with banks in the form of repo transactions whit a maturity not exceeding three months.

The Company transfers temporarily disposable cash to short-term bank deposits with maturity date ranging from 1 to 30 days. The average effective interest rate on these deposits amounts to 5.46% in the period concerned.

24. SHARE CAPITAL AND RESERVES

Share capital

Series / issue	Type of shares	Number of shares	Value of series / issue at par	Terms of acquisition	Date of registration
A	bearer shares	37 500 000	75 000	contribution in kind	Jan. 9, 1991
B	bearer shares	8 523 625	17 047	cash	Apr. 21, 1998
C	bearer shares	53 383	107	cash	Apr. 21, 1998
Total number of shares		**46 077 008**			
Total share capital			**92 154**		
Par value on shares = PLN 2					
Hyperinflation restatement of share capital			**425 600**		
Carrying amount of share capital			**517 754**		

As at the date of transition to IFRS in connection with the revaluation of the contribution value using hyperinflation indexes, the value of the share capital increased by PLN 425,600,452 to reach PLN 500,600,452.

The aggregate revalued amount of share capital as at June 30, 2008 equaled PLN 517,754,468.

(all amounts are quoted in PLN thousands, unless otherwise stated)

	As at June 30, 2008	As at Dec. 31, 2007	As at June 30, 2007
Number of shares issued and paid	46 077 008	46 077 008	46 077 008
Par value per share	2	2	2
Shares/interests as at the beginning of period (in pcs)	**46 077 008**	**46 077 008**	**46 077 008**
Change in the period:	0	0	0
Shares/interests as at the end of period (in pcs)	**46 077 008**	**46 077 008**	**46 077 008**

Shareholders

As at September 5, 2008 the value of the share capital of Orbis S.A. amounted to PLN 517,754 thousand and consisted of 46,077,008 shares. Shareholders who hold, directly or indirectly through its subsidiaries, at least 5% of the total number of voting rights at the General Meeting of Shareholders, determined as at September 5, 2008 on the basis of a notification specified in Article 69 of the Act on Public Offering, Conditions Governing the Introduction of Financial Instruments to Organized Trading, and Public Companies include:

Akcjonariusz (wyszczególnienie)	No. of shares held at Sept. 5,2008 (no. of voting rights at the GM)	% share in share capital as at Sept. 5, 2008 (% share in total no. of voting rights at the GM)	Change in the structure of ownership of major blocks of shares from Jan. 1, 2008 to Sept. 5, 2008
- Accor S.A.:	**22 787 167**	**49,45%**	**3,97%**
including subsidiary of Accor S.A. - ACCOR POLSKA Sp. z o.o.:	*2 303 849*	*4,99%*	-
- BZ WBK AIB Asset Management S.A. -customers under management contracts, investment funds BZ WBK AIB Towarzystwo Funduszy Inwestycyjnych S.A.:	**9 377 690**	**20,35%**	**1,99%**
including securities accounts of investmnent funds managed by BZ WBK AIB Towarzystwo Funduszy Inwestycyjnych S.A.	*6 502 334*	*14,11%*	*4,07%*
(including on the funds' accounts: 1) Arka FIO	*2 319 222*	*5,03%*	
2) Arka Zrównowazony FIO)	*2 322 338*	*5,04%*	
- Commercial Union OFE BPH CU WBK:	**2 338 652**	**5,08%**	-

Other capital

	As at June 30, 2008	As at Dec. 31, 2007	As at June 30, 2007
Share premium	132 944	132 944	132 944
Adjustment of long term investments to fair value	480	480	480
Deferred income tax	(91)	(91)	(91)
Other capital	**133 333**	**133 333**	**133 333**

(all amounts are quoted in PLN thousands, unless otherwise stated)

25. BORROWINGS

	As at June 30, 2008	As at Dec. 31, 2007	As at June 30, 2007
Non-current borrowings			
Bank borrowings	231 423	186 333	225 417
Loans	0	0	0
Total non-current borrowings	**231 423**	**186 333**	**225 417**
Current borrowings			
Bank borrowings	41 976	40 880	40 888
Loans	143 369	143 071	143 155
Total curent borrowings	**185 345**	**183 951**	**184 043**
Total borrowings	**416 768**	**370 284**	**409 460**

Maturity dates are presented in the table below:

	As at June 30, 2008	As at Dec. 31, 2007	As at June 30, 2007
As broken down to maturity:			
Payable on demand or in up to 1 year	185 345	183 951	184 043
Over 12 months - up to 3 years	115 559	92 992	85 533
Between 3 and 5 years	115 864	93 341	93 211
Over 5 years	0	0	46 673
Total borrowings	**416 768**	**370 284**	**409 460**

Currencies of borrowings are presented in the table below:

	As at June 30, 2008	As at Dec. 31, 2007	As at June 30, 2007
As broken down to currencies:			
PLN	416 768	370 284	409 460
Foreign currencies	0	0	0
In PLN, total	**416 768**	**370 284**	**409 460**

The fair value of borrowings is close to their unpaid amount.

The average effective interest rate for borrowings equals 6.80%.

(all amounts are quoted in PLN thousands, unless otherwise stated)

Detailed information on borrowings is provided below:

Debtor	Creditor	Title	Amount of borrowing to be repaid	June 30, 2008	Dec. 31, 2007	June 30, 2007	Interest rate	Maturity date	Security
Orbis S.A.	Fixed-term bank borrowings agreement with Bank Handlowy w Warszawie S.A. and Societe Generale S.A. Branch in Poland (Main Appointed Arrangers), Bank Zachodni WBK S.A. and Calyon (Arrangers)	fixed-term bank borrowings	PLN	273 399	227 213	266 305	WIBOR+ banks' margin	10.11.2012	desc. below
Orbis S.A.	Hekon-Hotele Ekonomiczne SA	loan	PLN	20 345	20 285	20 235	WIBOR + margin	24.09.2008	none
Orbis S.A.	Hekon-Hotele Ekonomiczne SA	loan	PLN	110 913	110 691	110 510	WIBOR + margin	24.10.2008	none
Orbis S.A.	Hekon-Hotele Ekonomiczne SA	loan	PLN	12 111	12 095	12 078	WIBOR + margin	10.11.2008	none
	TOTAL		PLN	416 768	370 284	409 460			
			EUR	*0*	*0*	*0*			

Security for borrowings established on assets includes mortgages on real estates amounting in total to PLN 511,689 thousand.

In respect of the Fixed-Term Bank Borrowings Agreement with Bank Handlowy w Warszawie S.A. and Societé Générale S.A. Branch in Poland (Main Appointed Arrangers) and Bank Zachodni WBK S.A. and Calyon (Arrangers) – cap mortgages up to PLN 503 052 thousand established on the real estate of the following Orbis S.A. Branches: Hotel Mercure Poznań, Hotel Novotel Centrum Warszawa, Hotel Novotel Centrum Poznań, Hotel Sofitel Victoria Warszawa, Hotel Mercure Kasprowy Zakopane, Hotel Mercure Panorama Wrocław, and assignment of rights under insurance policies related to hotels covered by the cap mortgage as well as surety issued by Hekon - Hotele Ekonomiczne S.A.

In the first half of 2008 the Company removed mortgages from land and mortgage registers established on hotels: Solny in Kołobrzegu and Francuski in Kraków for the amount of PLN 8 637 thousand in respect of a borrowing provided by Bank Współpracy Europejskiej S.A. The borrowing was fully paid on October 5, 2007.

Owing to a floating interest rate on the majority of bank borrowings taken by the Company, the Company is exposed to the risk of changes in cash flows resulting from fluctuations in the interest rates. Information on risk management is provided in note 30.

In the first half of 2008 interest rates were as follows:

- WIBOR 1M: 5,41 – 6,29
- WIBOR 3M: 5,60 – 6,65
- WIBOR 6M: 5,84 – 6,81
- WIBOR 1Y: 6,00 – 6,91

Unused credit lines amounted to PLN 165,000 thousand, of which:

- PLN 20,000 thousand – overdraft facility available at Bank Handlowy w Warszawie S.A.,
- PLN 145,000 thousand – tranche B under the Fixed-Term Bank Borrowings Agreement.

In the periods covered by these financial statements, the Company met all quantitative and qualitative requirements provide for and defined in executed loan facility agreements, the failure to meet which could involve the request for early repayment.

(all amounts are quoted in PLN thousands, unless otherwise stated)

26. PROVISIONS FOR LIABILITIES

	Provision for court litigations	Provision for restructuring costs	Other provisions for liabilities	Total provisions for liabilities
As at January 1, 2008	**795**	**306**	**0**	**1 101**
Provision created in the period	0	0	565	565
Provision used in the period	0	(306)	0	(306)
Provision reversed in the period	0	0	0	0
As at June 30, 2008	**795**	**0**	**565**	**1 360**
Short-term - 1st half of 2008	795	0	565	1 360
Long-term - 1st half of 2008	0	0	0	0
Total provisions as at June 30, 2008	**795**	**0**	**565**	**1 360**
As at January 1, 2007	**812**	**5 752**	**24**	**6 588**
Provision created in the period	0	306	0	306
Provision used in the period	0	(5 435)	(24)	(5 459)
Provision reversed in the period	(17)	(317)	0	(334)
As at December 31, 2007	**795**	**306**	**0**	**1 101**
Short-term - 1st half of 2007	795	306	0	1 101
Long-term - 1st half of 2007	0	0	0	0
Total provisions as at December 31, 2007	**795**	**306**	**0**	**1 101**
As at January 1, 2007	**812**	**5 752**	**24**	**6 588**
Provision created in the period	0	0	0	0
Provision used in the period	0	(5 167)	(3)	(5 170)
Provision reversed in the period	(17)	0	(3)	(20)
As at June 30, 2007	**795**	**585**	**18**	**1 398**
Short-term - 1st half of 2007	795	585	18	1 398
Long-term - 1st half of 2007	0	0	0	0
Total provisions as at June 30, 2007	**795**	**585**	**18**	**1 398**

Information on provisions for pension and similar benefits is provided in note 28.

Restructuring

In the first half of 2008 the Company completed reorganization of its structure and reduction in employment. Costs of termination benefits and compensation connected with the liquidation of jobs paid out in the first half of 2008 totaled PLN 1 979 thousand, of which the amount of PLN 306 thousand was used out of the provision created at the end of 2006, however the amount of PLN 1 673 thousand was debited to the profit of the current period.

27. TRADE PAYABLES AND OTHER CURRENT LIABILITIES

The table below presents trade payables:

	As at June 30, 2008	As at Dec. 31, 2007	As at June 30, 2007
Trade payables	33 615	54 824	39 692
of which: liabilities towards subsidiaries	*5 892*	*4 895*	*5 458*
Prepaid supplies	686	92	2 632
Total trade payables	**34 301**	**54 916**	**42 324**

(all amounts are quoted in PLN thousands, unless otherwise stated)

Other current liabilities are composed of the following items:

	As at June 30, 2008	As at Dec. 31, 2007	As at June 30, 2007
Current liabilities	**32 758**	**15 539**	**30 183**
Dividends payable	18 431	0	15 667
Taxes, customs duties, social security contributions and other benefits payable	9 141	11 536	8 711
Wages and salaries payable	898	1 223	2 138
Deposits received	1 908	1 892	972
Other liabilities	2 380	888	2 695
Accrued expenses and deferred income	**32 642**	**20 327**	**33 256**
Accrued expenses	18 597	10 354	22 025
obligations towards employees	7 625	5 928	10 329
franchise fees	716	0	369
public law liabilities	1 916	1 847	2 907
costs of non-invoiced supplies	8 129	2 531	8 278
commissions of travel agencies	43	37	3
other	168	11	139
Deferred income	14 045	9 973	11 231
advances and downpayments	14 045	9 973	10 461
other	0	0	770
Other current liabilities, total	**65 400**	**35 866**	**63 439**

Current income tax liability is composed of the following items:

	As at June 30, 2008	As at Dec. 31, 2007	As at June. 31, 2007
Income tax liability to tax office	4 976	7 927	3 849
Income tax liability to companies comprising the tax group	0	72	0
Total income tax liability	**4 976**	**7 999**	**3 849**

(all amounts are quoted in PLN thousands, unless otherwise stated)

28. EMPLOYEE BENEFITS

	Total liabilities	Jubilee awards	Retirement&disability benefit obligations
Present value of liabilities			
- as at January 1, 2008	**29 948**	**9 658**	**39 606**
Interest cost	356	21	377
Current service cost	324	17	341
Benefits paid	(2 088)	(766)	(2 854)
Actuarial gains/losses	1 022	151	1 173
Present value of liabilities			
- as at June 30, 2008	**29 562**	**9 081**	**38 643**
Carrying amount of liabilities			
- as at June 30, 2008	**29 562**	**9 081**	**38 643**
of which:			
Carrying amount of non-current liabilities	25 144	7 988	33 132
Carrying amount of current liabilities	4 418	1 093	5 511
Total amount of future employee benefit expense recognized in the income statement	**1 702**	**189**	**1 891**

	Total liabilities	Jubilee awards	Retirement&disability benefit obligations
Present value of liabilities			
- as at January 1, 2007	**27 095**	**8 443**	**35 538**
Interest cost	2 279	755	3 034
Current service cost	1 398	403	1 801
Benefits paid	(5 253)	(1 694)	(6 947)
Actuarial gains/losses	4 429	1 751	6 180
Present value of liabilities			
- as at December 31, 2007	**29 948**	**9 658**	**39 606**
Carrying amount of liabilities			
- as at December 31, 2007	**29 948**	**9 658**	**39 606**
of which:			
Carrying amount of non-current liabilities	25 951	7 690	33 641
Carrying amount of current liabilities	3 997	1 968	5 965
Total amount of future employee benefit expense recognized in the income statement	**8 106**	**2 909**	**11 015**

(all amounts are quoted in PLN thousands, unless otherwise stated)

	Total liabilities	Jubilee awards	Retirement&disability benefit obligations
Present value of liabilities			
- as at January 1, 2007	**27 095**	**8 443**	**35 538**
Interest cost	755	234	989
Current service cost	688	191	879
Benefits paid	(1 405)	(688)	(2 093)
Actuarial gains/losses	2 168	1 693	3 861
Present value of liabilities			
- as at June 30, 2007	**29 301**	**9 873**	**39 174**
Carrying amount of liabilities			
- as at June 30, 2007	**29 301**	**9 873**	**39 174**
of which:			
Carrying amount of non-current liabilities	25 593	8 786	34 379
Carrying amount of current liabilities	3 708	1 087	4 795
Total amount of future employee benefit expense recognized in the income statement	**3 611**	**2 118**	**5 729**

All the above costs have been recognized in employee benefit expense of the income statement (note 4.4).

Principal actuarial assumptions are presented below:

Principal actuarial assumptions	**2007**	**2008**	**2009-2017**	**2018 and forward**
- discount rate	6,00	6,00	6,00	6,00
- projected future salary increase	n.a	5,00	3,00	2,50

Actuarial assessment of the provision including 2008 forecast was performed as at the end of 2007. The current value of the provision was assessed based on forecast as at the end of June 2008. Assessment as at December 31, 2007 and forecast for the next year were based on the same assumptions.

At the time of calculation of the provision for jubilee awards and retirement benefit obligations, a sensitivity analysis was conducted. The analysis concerned the impact of the discount rate and planned increases in benefit assessment bases on the amount of the provision as at December 31, 2007.
If the applied financial discount rate were 1 percentage point lower than the adopted rate, the total amount of provisions would grow by PLN 2 811 thousand. On the other hand, if the applied discount rate exceeded the base rate by 1 percentage point, the amount of the provision would be lower by PLN 2 495 thousand.

The sensitivity analysis of projected growth in benefit assessment bases has shown that the adoption of a base 1 percentage lower would decrease the provision by PLN 2 228 thousand, while if the base were increased by 1 percentage point, the amount of the provision would go up by PLN 2 458 thousand.

The discount rate adopted by the actuary in his assessment as at the end of 2007 and in his forecast for 2008 is 0.5 percentage points higher as compared to 2006 (change from 5.5 in 2006 up to 6.0 in 2007). The Company estimates, that if 2006 discount rate was preserved total provisions would increase by PLN 1 406 thousand.

Projected future salary increase has changed as compared to 2006 from 2% to 5%. If the index had not changed in 2007and amounted to 2%, the value of total provisions would have been lower by PLN 7 374 thousand in comparison with their amount as at December 31, 2006.

Provision for pension and similar benefits:

Amounts of provisions for pension and similar benefits are measured on the basis of an actuarial valuation.

As at June 30, 2008, the amount of the provision was measured on an individual basis, separately for each employee.

Calculation of an employee provision is based on an anticipated amount of retirement or disability benefit obligation and anticipated costs of jubilee awards that the Company is obligated to pay under the Departmental Collective Labor Agreement and the Inter-Departmental Collective Labor Agreement. The established amount is discounted on an actuarial basis. The discounted amount is reduced by the amounts of annual write-downs for the provision, discounted on an actuarial basis as at the same date, made by the Company to increase provisions per employee.

The annual amounts of write-downs are calculated using the forecasted individual benefits method.

The likelihood that a given person reaches retirement age as a Company employee and the likelihood that a given person lives to the date of payment of a jubilee award were determined by using the competing risk method that takes into account the following risks:

- possibility of dismissal from job,
- risk of total incapacity to work,
- risk of death.

The likelihood that an employee will resign from work of his own accord was assessed using the distribution function, taking into account statistical data of Orbis S.A. and statistical data possessed by the actuary. The likelihood that an employee will resign from work of his own accord depends on the employee's age and remains constant over each year of his work.

The risk of death was expressed in the form of latest statistical data from Polish life expectancy tables for women and men published by the Central Statistical Office as at the valuation date.

The likelihood that an employee becomes a disability pensioner was assessed on the basis of pttz2006 table through linear dependence.

The financial discount rate adopted to calculate the present value of employee benefit obligations was determined at the level of 6.0%.

(all amounts are quoted in PLN thousands, unless otherwise stated)

29. CONTINGENCIES

29.1 ISSUED GUARANTEES

Title	Beneficiary	Debtor/nature of relations	Validity date	Amount as at the balance sheet date	Change in amount in 6 months ended Juny 30, 2007	Financial terms and other remarks
Surety for liabilities of the company "Orbis Casino" Sp. z o.o. that may arise under the guarantee issued by the bank on the basis of the framework agreement no. 5/2005 dated Dec. 6, 2005	PKO BP SA	"Orbis Casino" Sp. z o.o. - associate	Dec. 6, 2008	2 000	0	Validity date correspods to the date of validity of declaration on submission to enforcement procedure. The term of the surety is indefinite.
Surety for liabilities of the company "Orbis Casino" Sp. z o.o. that may arise under the overdraft facility granted by the bank under agreement no. 270-1/10/RB/2005 dated Dec. 9, 2005, annex no. 1 of Dec. 4, 2006.	PKO BP SA	"Orbis Casino" Sp. z o.o. - associate	Dec. 7, 2010	2 000	0	Validity date correspods to the date of validity of declaration on submission to enforcement procedure. The term of the surety is indefinite.
Surety for liabilities of the company "Orbis Casino" Sp. z o.o. that may arise under the overdraft facility granted by the bank under agreement no. 202-129/3/II/11/2005 dated Dec. 22, 2005.	PKO BP SA	"Orbis Casino" Sp. z o.o. - associate	Dec. 31, 2012	1 000	0	Validity date correspods to the date of validity of declaration on submission to enforcement procedure. The term of the surety is indefinite.
Surety agreement for liabilities of the company "Orbis Transport" Sp. z o.o., that may arise under the overdraft facility granted by the bank under agreement no. 2008/007 dated March 17, 2008.	societe Generale SA - Branch in Poland	"Orbis Transport" Sp. z o.o.- subsidiary	Feb. 16, 2009	30 000	30 000	Additionally, Orbis SA committed to submit to enforcement procedure, by virtue of which the Bank may issue a bank's writ of execution by Feb. 15, 2008.
			TOTAL:	35 000	30 000	
		of which: sureties for borrowings or guarantees issued within the group:		30 000	30 000	

The likelihood of cash flows arising from contingencies cannot be reliably assessed.

(all amounts are quoted in PLN thousands, unless otherwise stated)

29.2 LEGAL CLAIMS

Legal claims – description	Value of the litigation	Date of launching the legal proceedings	Parties to the proceedings	Company's stance
1) Proceedings for declaration of invalidity of an administrative decision dated June 24, 1955 refusing to grant the former owners the right of temporary ownership of land of the real property located in Warsaw at 29 (presently 35) Jerozolimskie avenue, Land and Mortgage Register no. 5021; 2) proceedings for declaration of invalidity of the decision of the Head of Warszawskie Voivodship no. 447/91 dated September 23, 1991 declaring acquisition by Orbis S.A., by operation of law, of the right of perpetual usufruct of land of the real property located in Warsaw, at 24/26 Nowogrodzka str., constituting the plot of land no. 3, in the part related to the former Mortgage Register "Real property in the City of Warsaw under no. 5021".	unknown	1) Notification of the Housing and Municipal Development Office dated April 18, 2002 concerning proceedings for declaration of invalidity of an administrative decision 2) Notification of the Minister of Infrastructure dated February 4, 2008	1) Applicant: P.P. Andrzej Jacek Blikle and Helena Maria Helmersen - Andrzejewski; Opposing party: Minister of Infrastructure; Participant: Orbis S.A.; 2) Applicant: Andrzej Jacek Blikle and Helena Maria Helmersen - Andrzejewski.	1) The Voivodship Administrative Court dismissed Orbis S.A.'s appeal against the decision of the President of the Housing and Municipal Development Office which upheld the decision declaring the invalidity of the administrative decision of the Presidium of the National Council dated June 24, 1955 refusing to grant the former owner the right of temporary ownership of land of the real property located in Warsaw at 29 (presently 35) Jerozolimskie avenue. Orbis S.A. filed a last-resort (cassation) appeal against this decision with the Supreme Administrative Court, applying for revocation of the appealed judgment in full and passing the case to be re-examined by the Voivodship Administrative Court. By virtue of the judgment of November 28, 2006, the Supreme Administrative Court dismissed the above-mentioned last-resort (cassation) appeal of Orbis S.A.. This means that the application for granting the right of temporary ownership filed by former owners of the real property will be re-considered. No new developments in the case. 2) By virtue of a letter dated February 4, 2008, the Minister of Infrastructure notified Orbis S.A. that Mrs. Helena Helmersen-Andrzejewski and Mr. Andrzej Blikle filed an application for declaration of invalidity of the decision of the Head of Warszawskie Voivodship no. 447/91 dated September 23, 1991 concerning granting the right of ownership of the real property located in Warsaw, at 24/26 Nowogrodzka str., in the part related to the former Mortgage Register "Real property in the City of Warsaw under no. 5021", to Orbis S.A. In the letter dated February 27, 2008, Orbis S.A. presented its position on the case concerned and pointed to the absence of any legal grounds for declaration of invalidity of the above decision concerning granting the right of ownership to Orbis S.A. By virtue of a letter dated May 19, 2008, the Minister of Finance informed that the case is to be heard by December 31, 2008.
1) Proceedings for granting the right of temporary ownership (presently: the right of perpetual usufruct of land) of land of the real property located in Warsaw at 26 Nowogrodzka str., Mortgage Register no. 1599 G. 2) proceedings for declaration of invalidity of the decision of the Head of Warszawskie Voivodship no. 447/91 dated September 23, 1991 concerning the granting of the right of ownership of the real property located in Warsaw, at 24/26 Nowogrodzka str., to Orbis S.A. Forum Hotel in Warsaw, in the part related to the Mortgage Register no. 1599 G	unknown	1) Application dated September 14, 1948 for granting the right of temporary ownership 2) Notification of the Minister of Construction dated November 20, 2006 (served on Orbis S.A. on December 4, 2006).	1) Applicants: Jan and Tadeusz Sławiński (presently, the heirs: Elżbieta Sławińska and others) Participant: Orbis S.A. 2) Applicant: Joanna Kubiaczyk-Grodzka (one of heirs of Tadeusz Sławiński)	1) On January 14, 2005, the Voivodship Administrative Court rendered the judgment revoking the decision of the President of the Capital City of Warsaw refusing to establish the right of perpetual usufruct of land and the decision of the Head of Mazowieckie Voivodship upholding the above-mentioned decision of the President. The President of the Capital City of Warsaw, by virtue of the decision dated February 6, 2006, once again refused to grant the legal successors of the former owner the right of perpetual usufruct of land of the real property located at 26 Nowogrodzka street in Warsaw. Heirs of former owners appealed against the above-mentioned decision. By virtue of the decision dated July 27, 2006, the Head of Mazowieckie Voivodship revoked the above decision of the President of the Capital City of Warsaw. By virtue of the decision no. 186/GK/DW/2008, dated March 31, 2008 (served on Orbis S.A. on April 7, 2008), the President of the Capital City of Warsaw refused to grant the legal successors of the former owner the right of perpetual usufruct . Real Property Management Office, on April 21, 2008 the Applicants' attorney appealed against the above decision of the President of the Capital City of Warsaw. The Mazowieckie Voivodship Office in Warsaw, State Treasury and Real Property Department, notified that the deadline for handling the appeal expires on August 30, 2008. 2) Mrs. Joanna Kubiaczyk-Grodzka applied for declaration of invalidity of the decision of the Head of Warszawskie Voivodship no. 447/91 dated September 23, 1991 concerning the granting of right of ownership of the real property located in Warsaw, at 24/26 Nowogrodzka str., to Orbis S.A. Forum Hotel in Warsaw, in the part related to the Mortgage Register no. 1599 G. By virtue of a decision dated January 22, 2007, the Minister of Construction refused to declare the invalidity of the above decision of the Head of the Warszawskie Voivodship. This decision is no subject to an appeal. However, a party not satisfied with the decision may apply to the Minister of Construction to have the case reconsidered. No information concerning filing of such an application.

(all amounts are quoted in PLN thousands, unless otherwise stated)

Legal claims – description	Value of the litigation	Date of launching the legal proceedings	Parties to the proceedings	Company's stance
Proceedings for payment of a fee for the use of the real property located in Kraków, at 11 Pijarska str.	PLN 1,345 thous.	Applicants: 1) S., P., G., A. Marczak – March 2003 (statement of claim served on Orbis S.A. on October 13, 2003); 2) A. and M. Marczak – April 2004 (statement of claim served in June 2004); 3) Irena Kuc-November 2004 (statement of claim served on Orbis S.A. in March 2005); 4) Janusz Tabor and Irena Ciapała – November 2004 (statement of claim served on Orbis S.A. in April 2005)	Plaintiff: Orbis. S.A. Defendants: S. Marczak, P. Marczak, G. Marczak, A. Marczak and M and A Marczak, I. Kuc, E. Ciapała, J. Tabor;	Orbis S.A. applied for dismissal of statements of claims. In 2005, the Court combined the 4 statements of claim to be considered as one case no. I C 1142/03. The District Court in Kraków, by virtue of the decision dated March 28, 2006, seconded the application of the attorney of Orbis S.A. and revoked the exemption from the payment of court fees that had been granted to the The Court heard witnesses at a hearing held on August 2, 2006. On December 4, 2006, the District Court in Kraków issued a decision on admission of expert evidence on valuation of expenditure incurred by Orbis for renovation of the tenement house and determination of a fee for non-contractual use of the tenement house in the period from September 20, 1994 to November 30, 2003, as well as on appointment of an court expert by the Court. On January 3, 2007 a partial site inspection of the real property concerned was carried out, attended by the court expert, some plaintiffs and Orbis S.A. attorneys. A subsequent part of the site inspection was held on January 31, 2007. The court expert prepared an opinion (served on Orbis S A. attorney on February 26, 2007). Orbis S.A. attorney filed charges against the opinion contained in letters dated March 5, 2007 and April 3, 2007, whereby he applied for non-admission of the court expert's opinion and for appointment of a new court expert, competent in the area of construction and renovations of historic buildings. The Court seconded the application as to evidence, filed by Orbis S.A. attorney. By virtue of a decision dated March 6, 2008, the Court appointed a new court expert, Roman Mucha – an expert in the area of building structures, including historic buildings and cost estimatation of construction and investment works. The new court expert, appointed by the Court, submitted a Court Opinion dated May 8, 2008, indicating that the present value of necessary expenditure incurred by the Defendant Orbis S.A. in Warsaw for renovation of the tenement house at 11 Pijarska str. in Kraków in the 1980s amounts to PLN 2,125,869.05 – 21% depreciation = PLN 1,679,436.50, and that the value of expenditure increasing the value of the real property at 11 Pijarska str. in Kraków amounted, at the time of release of the real property to the Plaintiffs, i.e. on November 30, 2003, to PLN 1,679,175.50 less 17% depreciation = PLN 1,393,715.00. Orbis S.A. has not filed any appeal against the Court Opinion. On behalf of Orbis S.A., this case is defended by attorney Janusz Nowiński.
Proceedings for reimbursement (proportionately to the held share in ownership) of necessary expenditure incurred by Orbis S.A. in respect of the tenement house at 11 Pijarska street in Kraków	PLN 1,541 thous.	Statement of claim dated November 29, 2004	Plaintiff: Orbis S.A., Defendants: S. Marczak, P. Marczak, G. Marczak, A. Marczak, M. and A. Marczak, I. Kuc, E. Ciapała, J. Tabor,	The case pending before the District Court in Bydgoszcz. The date of the hearing has not been set. The application of Orbis S.A. for issue of a decision to secure the claim by establishment of a mandatory mortgage up to the amount of PLN 1,541,346 on the real property located at 11 Pijarska street was seconded by the Court. Next, Orbis S.A. applied to the Court - Land and Mortgage Registry Division for entry of the mandatory mortgage in the Land and Mortgage Register. The Court dismissed the application since the State Treasury is entered as the owner of the property in the Land and Mortgage Register as, despite having won the case for updating the Land and Mortgage Register to reflect the current legal status, the co-owners failed to register their ownership rights. Orbis S.A. appealed against this decision. The Court served a notification dated February 14, 2008 on Orbis S.A. attorney, stating that "as a result of consideration of remedy at law", the Court entered the mandatory mortgage in the Land and Mortgage Register . On June 25, 2007 another hearing was held during which the Defendants' attorney presented a copy of a court expert opinion (by eng. Egner) on the case referred above. The Plaintiff's attorney declared that the presented copy of the court expert opinion was challenged in the case described above. The Court heard the court expert Wiesław Enger on April 28, 2008. In response to Orbis S.A.'s charges, the expert admitted, among others, that he has no knowledge of cost estimation of construction works. In view of the above and former charges against the opinion, Orbis S.A. will apply for considering the expert opinion by W. Enger as unreliable and for admission of a new Court Opinion by a new court expert, appointed in the case described above. On behalf of Orbis S.A., this case is defended by attorney Janusz Nowiński.

(all amounts are quoted in PLN thousands, unless otherwise stated)

Legal claims – description	Value of the litigation	Date of launching the legal proceedings	Parties to the proceedings	Company's stance
Proceedings for determination that the decision of the Head of Krakowskie Voivodship dated February 19, 1993 (no. GG.III.7224/27/92/Chw), concerning acquisition by operation of law, on December 5, 1990, by the State Enterprise "Orbis" with its corporate seat in Warsaw, whose legal successor is Orbis S.A. with its corporate seat in Warsaw, of the right of perpetual usufruct of the real property, owned by the State Treasury, composed of the plot of land no. 180/4 (area 1.7316 ha) and the plot of land no. 180/6 (area 0.0132 ha), entered presently in the Land and Mortgage Register KW 212704, of the right of ownership of the hotel building „Cracovia" located on the above plot of land no. 180/4- - to the extent concerning a part of the plot of land no 180/4 with an area of 0.5822 ha, composed of former cadastre plots no.: 1816/45 (area 0.3847 ha), 1816/52 (area 0.1573 ha), 1816/66 (area 0.0140 ha), 1816/64 (area 0.0250 ha) and 1816/60 (area 0.0012 ha), has been issued in violation of the law	unknown	Notification of the Minister of Construction dated May 12 , 2007 (service on Orbis S.A. on May 21, 2007)	Applicant: Norbertanki Nunnery in Kraków; Relevant administration authority: Minister of Infrastructure	On May 21, 2007 „Orbis" S.A. was notified by the Minister of Construction that the Norbertanki Nunnery in Kraków applied for declaration of invalidity of the decision of the Head of Małopolskie Voivodship no.GG.III.7224/27/92/Chw dated February 19, 1993 concerning granting to the State Enterprise „Orbis" of the right of ownership of the plots of land no. 180/4 and 180/6, located in Kraków at Marszałka F. Focha Avenue – to the extent concerning a part of the plot of land no. 180/4 (comprising former cadastre plots no. 1816/45, 1816/52, 1816/66, 1816/64 and 1816/60. This case relates to the final and binding dismissal of action initiated by the Norbertanki Nunnery in Kraków against Orbis S.A. for compensation for occupying the above real property. By virtue of a letter dated October 5, 2007 to the Minister of Construction, Orbis S.A. presented its position as regards the case, i.e. claimed that the application of the attorney of the Norbertanki Nunnery concerns declaration that the administrative decision was issued in violation of the law and not, as stated in the notification of the Minister of Construction dated August 9, 2007, „declaration of invalidity of the decision ...." and that, in the opinion of Orbis S.A. it cannot be assumed that complete evidence sufficient to consider the application had been collected, so as to assess whether the decision concerned by the application had been issued in violation of the law and whether irrevocable legal effects had occurred. Orbis S.A attached several Xerox copies of documents from the files of the Property Commission with the above letter . By virtue of a decision dated October 12, 2007 (served on Orbis S.A. on October 22, 2007), the Minister of Construction declared invalidity of the above decision of the Head of Małopolskie Voivodship dated February 19, 1993. Acting pursuant to Article 127 § 3 of the Code of Administrative Proceedings, on October 30, 2007 Orbis S.A. filed an application with the Minister of Construction for reconsideration of the case and claimed that the above decision insulted provisions of the following Articles: 77 § 1, 107 § 3, 156 § 2 and 158 § 2 of the Code of Administrative Proceedings. On January 15, 2008, Orbis S.A. applied to the Minister of Infrastructure for suspension of proceedings pending before the Minister of Infrastructure, initiated by an application for reconsideration of the decision of the Minister of Construction dated October 12, 2007 in view of the fact that presently simultaneous proceedings before the court are pending and that these proceedings are of prejudicial significance for resolution of former proceedings. By virtue of a decision dated March 13, 2008, the Minister of Infrastructure refused to suspend the proceedings. On April 1, 2008, Orbis S.A. applied for reconsideration of the case in respect of the above application of Orbis S.A. dated January 15, 2008 for suspension of proceedings. This application has not been considered to date.
Proceedings for adjustment of contents of the Land and Mortgage Register no. KR1P/00212704/9, to the extent related to a part of the plot of land no. 180/4, i.e. to the extent applicable to former cadastre plots no.: 1816/45, 1816/52, 1816/64, and 1816/66, so as to reflect the actual legal status, together with an application for security.	PLN 10,000 thous.	Statement of claim dated November 21, 2007 (served on Orbis S.A. on December 27, 2007)	Plaintiff: Norbertanki Nunnery in Kraków; Defendants: State Treasury represented by the President of the City of Kraków acting in the capacity of the Staroste of a town with the rights of a poviat, and Orbis S.A.	Statement of claim by the Norbertanki Nunnery in Kraków against the State Treasury, represented by the President of the City of Kraków acting in the capacity of the Staroste of a town with the rights of a poviat, and Orbis S.A. for adjustment of the Land and Mortgage Register no. KR1P/00212704/9, kept by the Regional Court for Kraków – Podgórze, composed of plots of land no. 180/4 and no. 180/6, so as to reflect the actual legal status (i.e. for entering the Norbertanki Nunnery in Kraków in lieu of the State Treasury in Section II of the Land and Mortgage Register and for deletion of the entry on the right of perpetual usufruct of land and the right of separate ownership of the building for the benefit of Orbis S.A., to the extent applicable to the real property section 14, comprising a part of the plot of land no. 180/4 with an area of 0,5810 ha, together with an application for security. In the statement of claim the value of litigation was determined at PLN 10,000,000.00. By virtue of the decision dated December 11, 2007, the District Court for Kraków – Krowodrze decided to secure the above claims for the benefit of the Norbertanki Nunnery in Kraków by way of entering a warning about pending proceedings for adjustment of contents of the Land and Mortgage Register to reflect the actual legal status in Section III of the above Land and Mortgage Register. At a hearing on January 21, 2008, the Court adjourned the hearing without setting a new date. The Norbertanki Nunnery was obligated to supplement the statement of claim, i.e. to prove its title to

Legal claims – description	Value of the litigation	Date of launching the legal proceedings	Parties to the proceedings	Company's stance
				bring action before court, and obligated the Defendants, including Orbis S.A., to prepare a reply to the statement. On February 25, 2008, Orbis S.A. filed the reply to the statement of claim, whereby it applied for dismissal of action in its entirety and for suspension of proceedings on hand because of commenced proceedings, launched by Orbis S.A. application, for declaration of acquisitive prescription, referred below. In February and March 2008, pleadings were exchanged between the parties to the proceedings concerned. In the pleading dated May 19, 2008, the Plaintiff's attorney applied for admission and examination of documentary evidence, i.e. several enclosed documents pertaining to the legal personality of the Norbertanki Nunnery. Also, this pleading contains further polemics with arguments put forth earlier by the Defendants.
Application for determination that on January 1, 1975 the legal predecessor of Orbis S.A., the State Enterprise "Orbis" in Warsaw, acquired by prescription the right of ownership of the real property composed of a part of the plot of land no. 180/4 located in section 14 in Kraków, with an area of 0.5810 ha, corresponding to former cadastre plots no. 1816/45, 1816/52, 1816/64 and 1816/66.	PLN 10,000 thous.	Application dated February 22, 2008	Applicant: Orbis S.A.; Participants: State Treasury represented by the General Public Prosecutor's Office of the State Treasury, I Department of Legal representation, and the Norbertanki Nunnery in Kraków	By virtue of the application dated February 22, 2008, Orbis S.A. applied to the Regional Court for Kraków - Krowodrze in Kraków, I Civil Division, for making a geodesic division of the plot of land 180/4 in Kraków into two new plots of land, of which one will correspond to former cadastre plots no. 1816/45, 1816/52, 1816/64 and 1816/66, with a total area of 0,5810 ha, and the second one – to the remaining part of the plot of land no. 180/4, and for determination that the legal predecessor of Orbis S.A., the State Enterprise "Orbis" in Warsaw, on January 1, 1975 acquired by prescription the right of ownership of the real property composed of a part of the plot of land no. 180/4 located in section 14 in Kraków, with an area of 0,5810 ha, corresponding to former cadastre plots no. 1816/45, 1816/52, 1816/64 and 1816/66. In response to the application for declaration of acquisitive prescription dated May 13, 2008, the Norbertanki Nunnery requested dismissal of the application and suspension of proceedings until final resolution of proceedings for adjustment of contents of the Land and Mortgage Register to reflect the actual legal status (point 10 above). On the other hand, the letter of the General Public Prosecutor's Office dated May 19, 2008 indicates that, in the case on hand, the State Treasury is represented by a staroste of a town with the rights of a poviat – President of the City of Kraków. Therefore, the Regional Court for Kraków - Krowodrze requested Orbis S.A. to file an additional copy of the application, which Orbis S.A. did on July, 14, 2008.
Proceedings for handing over of the real property located in Warsaw, in the district of Wilanów, at 27 St .Kostki Potockiego str., marked as the plot of land no. 21/1 with an area of 4397 m^2	The Plaintiff determined the value of litigation at PLN 5,000,000, as the value of the real property or, alternatively, at PLN 377,433 which corresponds to the 3-month lease rent due for this type of real property	Statement of claim dated September 29, 2005.	Plaintiff: State Treasury, represented by the Office of the Capital City of Warsaw, Defendant: Orbis S.A.	In the reply to the statement of claim, the Defendant, „ORBIS" S.A., applied for dismissal of action in view of the title to the real property held by Orbis S.A., contrary to the allegations of the statement of claim, and confirmed by a decision issued by a relevant authority in 1989, stating that the real property at dispute had been transferred to be administered by the Company's legal predecessor - P.P. „ORBIS". Proceedings were suspended, on mutual request of the parties, for the period of 3 months, for the parties to prepare an agreed position concerning possible amicable agreement in court. Therefore, Orbis S.A. proposed an amicable agreement which the State Treasury did not accept. Proceedings were resumed by virtue of a decision of the District Court dated April 16, 2007 (on Orbis S.A. application. At a hearing held on September 6, 2007 the Plaintiff's representative did not appear. Furthermore, the Plaintiff did not respond to the Court's summons to make the claims more precise and take a stance on the applications and allegations of the Defendant. Such circumstances (Orbis S.A. attorney applied for dismissal of action and informed the Court about withdrawal of its proposal to reach an amicable agreement). On November 20, 2007, a judgment dismissing the State Treasury's action was rendered. On December 17, 2007, the President of the Capital City of Warsaw, representing the State Treasury, filed an appeal against the above judgment of the Court of first instance. In the Court of second instance, the case was assigned number VI ACa 200/08. In response to the appeal, filed on February 13, 2008, Orbis S.A. attorney applied for dismissal of the appeal and discussed the objections as to the merits, derived from the provisions of the Real Property Management Act, i.e. the attorney indicated that the Defendant Orbis S.A. had proved its legal title to the disputed real property based on a decision issued under the Land Management and Real Property Expropriation Act of 1985, whereby the right of administration was established in favor of its legal predecessor, State Enterprise "Orbis", which the Court of first instance legitimately stated in the justification to its judgment. As regards new evidence enclosed with the appeal by the State Treasury, among others, a certificate of the Staroste of Warszawski Poviat dated May 15, 2002, stating that the Mortgage Register „Kolonia Adamówka Wilanowska", of which the disputed plot of land no. 21/1 formed part, was governed by the provisions of the Decree of September 6, 1944 on the Agricultural Reform, Orbis S.A. attorney applied for the preclusion of evidence, in view of a circumstance that evidence should be submitted to the Court of first instance owing to its contents. Appellate procedings are pending. The date of the hearing has not been set. On behalf of Orbis S.A., the case is defended by

(all amounts are quoted in PLN thousands, unless otherwise stated)

Legal claims – description	Value of the litigation	Date of launching the legal proceedings	Parties to the proceedings	Company's stance
				legal counsel Zofia Marcinkowska.
Bankruptcy	PLN 351 thous	March 21, 2005	Maxer S.A. Poznań	Bankruptcy proceedings related to „MAXER" SA with its corporate seat in Poznań were initiated on March 21, 2005. Orbis SA MOTEL Branch in Wrocław lodged a claim to the bankruptcy estate, amounting to PLN 351 thousand, i.e. the amount due for provided services, interest and adjudged court costs. The claimed amount is classified as falling within the III category pursuant to Article 342 of the Act "Bankruptcy and Reorganization Law". Initially, proceedings provided for an arrangement option and, subsequently, by virtue of a decision of a bankruptcy court the proceedings were transformed into proceedings with a liquidation option. Recently, the administrator of the bankrupt has commenced to try to change the proceedings option once again – from a liquidation option to an option providing for an arrangement with creditors. Consequently, liquidation of the company's property has been discontinued. Proceedings are pending.
6 proceedings for compensation in connection with violation of procedures applicable to mass lay-offs in connection with the liquidation of the Orbis S.A. Europejski Hotel Branch in Warsaw and proceedings for compensation for termination of employment in violation of the law Majority of employees who continue to be engaged in the dispute with Orbis S.A. have reduced the value of their claims from PLN 67,200 to 3-times the sum of the last monthly salary. Presently, the employees base their claims on Article 45 § 1 of the Labor Code.	In two cases, employees seek compensation of PLN 67 thous., while others seek compensation equal to 3-times the monthly salary, i.e. PLN 14-15 thous.	From July 2005 and from the end of September 2005	Plaintiffs: employees of the liquidated Orbis S.A. Europejski Hotel Branch in Warsaw, Defendant: Orbis S.A	Orbis S.A. applies for dismissal of all statements of claim. To date, several dozen hearings have been held before the Regional Court in Warsaw during which, owing to the identity of claims, the Court combined individual claims filed by employees into one case (as a rule, three statements of claim are merged into once case). Additionally, the Court is reducing the number of statements of claim depending on which statement filed by an employee - plaintiff (for determination of ineffectiveness of the notice of termination or for compensation) was the first to have been served on Orbis S.A.. The Court dismisses the second statement of claim. Presently, only 6 proceedings are pending. To date, a few judgments dismissing Plaintiffs' claims in their entirety have been rendered. In one case, an appeal was filed, which was subsequently dismissed. The Plaintiff's attorney filed a last-resort (cassation) appeal with the Supreme Court. These cases are defended by the Law Office of attorney Waldemar Gujski.
66 actions initiated by employees of the Vera Hotel Branch in Warsaw for payment of monthly bonuses for the period 2003 – 2005. Employees base their claims on differences between provisions of the Inter-Departmental Collective Labor Agreement and internal pay regulations in effect in the Branch acting a an independent employer. In some cases, the Court has issued orders for payment to employees under proceedings by writ of payment. However, as a result of appeals, these cases are heard within the framework of ordinary proceedings, similarly to other cases.	The total amount of claims is approx. PLN 776 thous.	First statements of claim were filed in July 2006	Plaintiffs: 66 employees of the Vera Hotel Branch in Warsaw, Defendant: Orbis S.A. Vera Hotel Branch in Warsaw	The Vera Hotel Branch in Warsaw applies for dismissal of all the action brought by employees. So far no judgments, save for the judgment for determination, have been issued. Some cases have been suspended. Other cases are pending. No new developments in the case. Proceedings to take evidence are pending, no judgment has been rendered. These cases are defended by the Law Office of attorney Waldemar Gujski.
12 proceedings launched by employees of the liquidated Solec Hotel Branch in Warsaw for payment of monthly bonuses for the period 2003 – 2005. Employees base their claims on provisions of the Departmental Collective Labor Agreement in force in the Solec Hotel before its liquidation.	Plaintiffs claim a total amount of approx. PLN 90,000.	First statements of claim were filed in July.	Plaintiffs: 12 former employees of the liquidated Solec Hotel Branch in Warsaw. Defendant: Orbis S.A in one case – the Solec Hotel Branch	Orbis S.A. applies for dismissal of all the actions brought by the employees. Cases are pending. However, a few employees have withdrawn their statements of claim and waived their claims. To date, two judgments (not final) in favor of employees have been rendered. The judgments, partially allowing action, have been appealed against. These cases are defended by the Law Office of attorney Waldemar Gujski.

30. OBJECTIVES AND PRINCIPLES OF FINANCIAL RISK MANAGEMENT

30.1 FINANCIAL RISK MANAGEMENT POLICY

The main areas of risk to which Orbis S.A. is exposed include foreign exchange risk and interest rate risk, resulting from money and capital markets' volatility, reflected in the balance sheet and in the income statement.

(all amounts are quoted in PLN thousands, unless otherwise stated)

The Company pursues a uniform policy of financial risk management and permanent monitoring of risk areas, using available strategies and mechanisms aimed at minimizing the negative effects of market volatility and securing cash flows.
The Company attempts to avoid the unnecessary financial risk (defined as cash flows volatility) and restrain the risk related to money and capital market volatility. This objective is implemented using methods described below. Exposure to additional risks not related to the accepted business operations is deemed improper.
The risk management policy and strategy are defined and monitored by the Management Board. Current responsibilities in the area of risk management are dealt with by special units established for this purpose.

30.2 INTEREST RATE RISK

Orbis S.A. is exposed to the risk of changes in short-term interest rates on variable-rate debt as well as to changes in long-term interest rates in the event a new debt is incurred or the existing debt is refinanced.

Interest rate risk as at the end of the first half of 2008 was related to the Company's borrowings. The risk related to a possible change of interest rates at consecutive accruals of interest on the liabilities and is directly related to frequency of accrual of the same. The following table presents liabilities encumbered with the risk as at June 30, 2008 per maturity, showing frequency of possible changes of interest rates.

Borrowings	less than 6 months	6-12 months	1-5 years	more than 5
Bank Handlowy w Warszawie SA and Societe Generale SA Branch in Poland (main appointed arrangers) and Bank Zachodni WBK SA and Calyon (arrangers)	273 399	0	0	0
Hekon-Hotele Ekonomiczne	143 369	0	0	0
Total liabilities encumbered with interest rate risk	**416 768**	**0**	**0**	**0**

Interest rates applicable to the existing indebtedness of the Company are listed in Note 25 "Borrowings".

The Company analyzes interest rates sensitivity. The analysis is based on actual interest rates applicable to drawn borrowings taking into account changes from the date of their coming into force. The Company tests impact of changes of interest rates on its income statement. Based on results of the simulations, increase / decrease of interest rates by 10 p.p. could decrease / increase net consolidated result of the Company as at June 30, 2008 maximally by PLN 200 thousand.

30.3 CURRENCY RISK

The risk of changes in foreign exchange rates (primarily EUR) is important for Orbis S.A. due to:

- entering, within the framework of ordinary operating activities, into contracts related to the sale of hotel services, part of which is denominated in foreign currencies; moreover, supply-related purchases may also be effected in foreign currencies;
- execution, within the framework of investing activities, of contracts implemented or denominated in foreign currencies, mainly EUR;
- incurring foreign currency borrowings or borrowings denominated in a foreign currency, however as at June 30, 2008 the Company did now have any foreign currency borrowings.

The functional and presentation currency of the Company is the Polish Zloty (PLN).

In order to reduce the risk of its currency exposure, Orbis S.A. seeks first of all to use natural hedging mechanisms. Furthermore, derivative instruments, such as forwards, swaps and options, are used for the purpose of managing risk.

(all amounts are quoted in PLN thousands, unless otherwise stated)

As at June 30, 2008 the Company did not use any derivative instruments to curb the currency risk. The Company does not apply hedge accounting and it does not use any financial instruments for speculative purposes.

The Company monitors exchange rate of EUR, and analyzes potential impact of changes in the exchange rate on its turnover. The analysis is based on average exchange rages published by NBP for every quarter and hotel revenues priced in EUR.

EUR/PLN exchange rate as at June 30, 2008 amounted to PLN 3.3542. Increase / decrease of EUR exchange rate by PLN 0.10 could result in increase / decrease of services sales revenues by approximately 1.8%. The sales revenues could increase / decrease by approximately 1.0% in the first half of 2007.

30.4 PRICE RISK

In its operations, Orbis S.A. is exposed to the following price risk factors:

- competition – the hotel market in Poland is marked by high growth in the number of rooms that were rendered operational in the years 1998-2007 thus bringing about a pressure on prices for hotel services.
- market environment in Poland and globally – economic development stimulates growing interest in hotel services due to a growing number of business trips and increasing willingness of tourists to travel
- exchange rates - the EUR/PLN exchange rate represents a significant factor of price risk in hotel operations. Low rate of exchange of EUR against the Polish currency translates into a drop in PLN-denominated revenues from hotel operations.

The price risk is minimized by implementation of an active room availability management and yield management. It is not possible to forecast the impact of the risk on the financial results of the Company.

30.5 CREDIT RISK

The credit risk to which the Company is exposed may result from:

- credit risk following from credit reliability of financial institutions (banks, brokers), parties to security agreements or security agents
- creditworthiness of entities whose securities the Company purchases or invests in,
- creditworthiness of corporate clients which, however, does not require the application of special transaction hedges, apart from monitoring of business partners from the point of view of their credit ratings, owing to the absence of any significant concentration of credit risk and large share of relatively small transactions in total turnover,
- financial standing of entities to which the Company grants loans.

To minimize this risk, the Company cooperates with reputable banks with good financial standing and invest in bonds and certificates of deposit of large entities enjoying strong financial standing (with assigned rating and guarantees). In the assessment of the Company, the risk related to its clients does not differ from the average credit risk on the Polish market.

The following table presents ratings of banks which the Company cooperates with:

Rating	Issure / bank		
	Societe Generale SA Branch in Poland	Bank Handlowy w Warszawie SA	Calyon SA Branch in Poland
Fitch ST			F1+, the highest rating. It indicated the highest ability of timely servicing financial liabilities, the additional "+" symbol indicates extraordinarily strong creditworthiness.
S&P ST			A-1+
Moody's ST		rating applicable to short-term local currency deposits: Prime-1, rating applicable to short-term foreign currency deposits: Prime-1	Prime-1
Fitch LT	AA-		AA
S&P LT	AA -		AA-
Moody's LT		C- financial standing	
Moody's LT	Aa2	rating applicable to long-term deposits in local currency: Aa3, rating applicable to long-term deposits in foreing currency: A2	Aa1

Banks with which Orbis S.A. cooperates and amounts of borrowings as at June 30, 2008 are described in Note 25 "Borrowings".

It is not possible to forecast impact of the risk's increase on financial results of the Company.

30.6 LIQUIDITY RISK

The Company hedges liquidity through the following borrowings:

- a current account loan at Bank Handlowy w Warszawie S.A,
- a loan for refinancing of prior indebtedness and financing of general needs of the Company, including the new investment program, granted by Bank Handlowy w Warszawie S.A. and Societe Generale S.A. Oddział w Polsce (the main nominated arrangers) and Bank Zachodni WBK S.A. and Calyon (arrangers);
- a loan from Hekon - Hotele Ekonomiczne S.A.

The Company has a current account loan amounting to PLN 20 000 thousand. It also uses its credit line to finance large investment projects included in the Company's development strategy. As at June 30, 2008 the

(all amounts are quoted in PLN thousands, unless otherwise stated)

undisbursed and available amount of tranche B of the loan amounted to PLN 145,000 thousand (see note no. 25).

Temporarily disposable cash is invested in safe short-term debt securities, repo transactions and bank deposits with maturity dates ranging from 1 day to 3 months.

The Company monitors financial liquidity based on an indebtedness ratio calculation and a current ratio.

The indebtedness ratio is calculated as a quotient of total long and short-term liabilities and total equity and liabilities.
During the first half of 2008 the Company's indebtedness ratio increased slightly. The ratio was higher for the first half of 2008 and 2007 in comparison with its value as at December 31, 2007. It is related to dividend liabilities and recorded deferred expenses identified as at the end of six months periods.

The current ratio is calculated as a quotient of current assets and short-term liabilities.
The current ratio is low. As at June 30, 2008, the Company reported net current payables of PLN 103,435 thousand. The Company is certain to continue as a going concern because:
- in current payables, the amount of PLN 143 million represents borrowings from related entities, controlled by the Company, and therefore the Company may demand extension of the repayment deadlines;
- in current payables, the amount of PLN 14 million represents received prepayments for hotel services, which, in the future, will increase the Company's revenue and profit. This results from the seasonal character of operations of this kind;
- the amount of unused lines of credit in the Company totaled PLN 165 million (more information in note 25).
After elimination of liabilities due to borrowings from related entities and deferred income, the current ratio would be higher than 1.

	As at Jun.30, 2008	As at Dec.31, 2007	As at Jun.30, 2007
Total liabilities	617 344	573 589	622 011
Total equity and liabilities	2 333 298	2 260 089	2 223 482
Indebtedness rate	**26,46%**	**25,38%**	**27,97%**

	As at Jun.30, 2008	As at Dec.31, 2007	As at Jun.30, 2007
Current assets	193 458	151 468	172 984
Short-term liabilities	296 893	289 798	299 848
Current ratio	**0,65**	**0,52**	**0,58**

The Company forecasts future cash flow from financial liabilities. The forecast takes into account financial liabilities existing as at the date of the financial statement. Interests rates applicable as at June 30, 2008 were assumed for future interest periods. Interests and borrowing installments are classified in accordance with their maturity dates.

	Less than 1 year	Between 1 and 3 years	3 to 5 years	over 5 years
Borrowing expenses	202 644	140 270	123 946	0
Trade liability expenses	34 301	0	0	0
Other liability expenses	65 400	0	0	0
Total expenses	**302 345**	**140 270**	**123 946**	**0**

Amounts presented above are in gross value (undiscounted).

(all amounts are quoted in PLN thousands, unless otherwise stated)

31. CAPITAL MANAGEMENT

The objective of capital management is to secure the Company's ability to continue as a going concern, at the same time maintaining an optimum structure of financing that allows curbing the costs of capital involvement.

It is assumed that the Company may fuel capital growth through on-going activities taken to generate a good financial result, by regulating the amount of dividend disbursed to the shareholders as well as by issuing new shares or raising the par value of already existing shares.

In the period covered by these financial statements, the Company did not issue nor raise the value of shares. The last share issue dates back to 1998. In the first semi-annual period of 2008, the Company reported an increase in its net profit as compared to the semi-annual period of 2007. Major items affecting the equity was the dividend for 2007 in the amount of PLN 18,431 thousand (with its level higher than in the preceding year, proposed by the Management Board, taking into account the Company's need for funds in view of implemented investments).

In order to finance long-term investment project that are bound to affect the Company's results over a longer time-horizon, the Company seeks to use both its own cash and borrowings, which allows to effectively apply the leverage at the level that takes into consideration both hotel industry standards and specific features of the Company.

The Company monitors the level of equity, based on the return on equity and the ratio of equity to non-current assets.

The ROE ratio demonstrates the yield generated on the capital invested in an enterprise and is computed for an annual period as a quotient of the net result and average equity during the period, and is subsequently adjusted for a semi-annual period. In the semi-annual period of 2008, return on equity improved substantially despite the fact that the amount of dividend was higher than paid out in the preceding year.

	1st half of 2008	1st half of 2007
Net profit (loss)	47 885	40 288
Equity - opening balance	1 686 500	1 576 850
Equity - closing balance	1 715 954	1 601 471
Return on equity	**2,81%**	**2,54%**

The equity-to-non-current assets ratio is calculated as a quotient of the Company's equity and non-current assets. This ratio is kept at a very safe level nearing 80%, which results from the fact that the Company finances new investment projects mainly with its own funds. However, while implementing the strategy of the Orbis Hotel Group, the Company plans to make a between use of the investment credit facility made available to the Company, so as to derive more benefits from financial leverage, with the ratios still remaining at a safe level. In the first half of 2008 the Company used available tranches amounting to the total of PLN 45 000 thousand.

	As at June 30, 2008	As at Dec. 31, 2007	As at June 30, 2007
Equity	1 715 954	1 686 500	1 601 471
Non-current assets	2 139 840	2 108 621	2 039 937
Ratio of equity to non-current assets	**80,19%**	**79,98%**	**78,51%**

The capital analysis is supplemented by the debt-to-equity ratio presented in section 30.6 of the financial statements.

(all amounts are quoted in PLN thousands, unless otherwise stated)

32. FUTURE CAPITAL COMMITMENTS

Future capital commitments:

As at June 30, 2008, the Company signed contracts for construction works, supply of FF&E, installation of the Voice Alert System (DSO) in hotels, performance of the role of a substitute investor and modernizations aimed at adapting to fire regulations and modernization of TV installation, for the amount of PLN 26 827 thousand. As at June 30, 2008, the Company's future capital commitments on account of contracts for preparation of a construction & working design, technical supervision services and performance of the role of substitute investor, demolition of existing hotels and other works connected with the construction of Etap hotels amounted to PLN 63,814 thousand.

Future operating lease liabilities:

Future minimum operating lease liabilities	As at June 30, 2008	As at Dec. 31, 2007	As at June 30, 2007
Operating lease liabilities, due in:	2 235	2 702	3 203
one year	1 459	1 576	1 520
from 1 to 5 years	776	1 126	1 683
more than 5	0	0	0

In the current period, the minimum lease payments recognized in the income statement amounted to PLN 653 thousand.

Operating lease liabilities result from lease agreements, related to lease of cars, executed with the related party Orbis Transport Sp. z o.o.

33. RELATED PARTY DISCLOSURES (TRANSACTIONS)

Within the meaning of IAS 24, parties related to the Company include members of the managing and supervising staff and close members of their families, subsidiaries and associates described in notes 11 and 12 to these financial statements and Accor S.A. (significant shareholder) and its related parties.

In the period covered by these financial statements Orbis S.A. executed the following major related party transactions:

- with Accor Polska Sp. z o.o. (company related to Accor S.A.) - revenues amounted to PLN 1,127 thousand, including PLN 1,076 thousand under the management contract, while expenses totaled PLN 6 449 thousand, including PLN 6 444 thousand as license fee. In the first half of 2007, revenues amounted to PLN 888 thousand, including PLN 868 thousand under the management contract, while expenses totaled PLN 6,074 thousand, including PLN 6,062 thousand as license fee. As at June 30, 2008, receivables under these transactions amounted to PLN 622 thousand, and as at June 30, 2007, thy totaled PLN 539 thousand. Payables under these transactions totaled PLN 4 500 as at June 30, 2008, while as at June 30, 2007, the Company recognized liabilities to Accor Polska Sp. z o.o. amounting to PLN 4,238 thousand.
- with Accor Centres de Contacts Clients (a company related to Accor S.A.), costs of access to the reservation system amounted to PLN 800 thousand in the first half of 2008, and to PLN 816 thousand in the first half of 2007. No liabilities to Accor Centres de Contacts Clients were recognized as at June 30, 2008 or as at June 30, 2007.
- with Hekon - Hotele Ekonomiczne S.A., operator of Etap hotels in the buildings belonging to Orbis S.A., revenues from the lease of Etap hotels amounted to PLN 2,009 thousand in the first half of 2008, and PLN 1,468 thousand in the first half of 2007.
- with Hekon - Hotele Ekonomiczne S.A., operator of the hotel Mercure Grand Warsaw in the building belonging to Orbis S.A. since May 2008, revenues from the lease of the hotel Mercure Grand amounted to PLN 396 thousand .

(all amounts are quoted in PLN thousands, unless otherwise stated)

- with PBP Orbis Sp. z o.o. and Orbis Transport Sp. z o.o. net sales of trademark in the first half of 2008 equaled PLN 963 thousand. In the first half of 2007 sales of the aforementioned amounted to PLN 951 thousand.
- with Hekon - Hotele Ekonomiczne S.A. net sales under mutual service contract in the first half of 2008 amounted to PLN 1 703 thousand, and costs PLN 1 394 thousand. In the first half of 2007, sales under these transactions amounted to PLN 1 535 thousand and costs PLN 1 273 thousand.
- with Hekon - Hotele Ekonomiczne S.A. costs of interest on bonds and borrowings in the first half of 2008 amounted to PLN 4,128 thousand and in the first half of 2007 - PLN 2,389 thousand.
- with PBP Orbis Sp. z o.o. costs of interest on a borrowing granted and repaid in the first half of 2008 amounted to PLN 183 thousand.
- with Orbis Transport Sp. z o.o. costs of interest on borrowings in the first half of 2008 amounted to PLN 1,242 thousand and in the first half of 2007 – PLN 693 thousand.

No transactions involving transfer of rights and obligations, either free of charge or against consideration, were executed between the Company and related parties:

- members of the Management Board or Supervisory Board of Orbis S.A.,
- spouses, next-of-kin or relatives of the first and second degree of members of the Management and Supervisory Board of Orbis S.A., its subsidiaries and associates,
- persons linked by a relation of guardianship, adoption or custody with members of the Management and Supervisory Board of Orbis S.A., its subsidiaries and associates.

(all amounts are quoted in PLN thousands, unless otherwise stated)

33.1 REMUNERATION OF MEMBERS OF GOVERNING BODIES

	1st half of 2008	1st half of 2007
Salaries and other short-term benefits	3 849	3 546
Benefits after the term of employment	12	125
Benefits resulting from termination of employment	494	0
Salaries paid	**4 355**	**3 671**

33.2 SALES OF GOODS AND SERVICES

The following notes concern transactions/balances with the companies of the Orbis Group and the companies of the Accor Group.

	1st half of 2008	1st half of 2007
Net sales of services	**16 097**	**11 597**
- to the companies of the Accor Group	1 185	888
- to subsidiaries	13 077	8 774
- to associates	1 835	1 935
Net sales of products, merchandise and raw materials	**963**	**951**
- to subsidiaries	963	951
Total sales revenues	**17 060**	**12 548**
Other revenues	**1 582**	**764**
- to subsidiaries	1 582	764
Total revenues	**18 642**	**13 312**

33.3 PURCHASES OF GOODS AND SERVICES

The following notes concern transactions/balances with the companies of the Orbis Group and the companies of the Accor Group.

	1st half of 2008	1st half of 2007
Purchases of services	**9 956**	**9 546**
- from the companies of the Accor Group	6 546	6 890
- from subsidiaries	3 410	2 656
- from associates	0	0
Cost of purchase of goods and services	**9 956**	**9 546**

(all amounts are quoted in PLN thousands, unless otherwise stated)

33.4 BALANCES ARISING FROM RELATED PARTY TRANSACTIONS

	As at June 30, 2008	As at Dec. 31, 2007	As at June 30, 2007
Trade receivables	**7 697**	**5 856**	**3 714**
- from the companies of the Accor Group	652	591	545
- from subsidiaries	7 025	5 052	3 091
- from associates	20	213	78
Other receivables	**77 465**	**38 554**	**61 557**
- from subsidiaries	77 465	38 554	61 436
- from associates	0	0	121
Receivables from the tax group	**2 048**	**533**	**993**
- from subsidiaries	2 048	533	993
Total receivables	**87 210**	**44 943**	**66 264**
Trade payables	**5 892**	**4 895**	**5 458**
- to the companies of the Accor Group	4 508	3 822	4 238
- to subsidiaries	1 384	1 073	1 220
Other liabilities	**143 369**	**143 071**	**143 155**
- to subsidiaries	143 369	143 071	143 155
Payables to the tax group	**0**	**72**	**3 849**
- to subsidiaries		72	3 849
Total liabilities	**149 261**	**148 038**	**152 462**

Loans to related parties and dividends due from related parties are recognized in other receivables.

Other liabilities include liabilities under short-term loans taken from Hekon -Hotele Ekonomiczne S.A. in March 2006 and October 2006. Detailed information on this issue is presented in note 25 and 27 to these financial statements.

No provision for impairment of the presented receivables was created in the period under analysis.

33.5 LOANS TO RELATED PARTIES

	As at June 30, 2008	As at Dec. 31, 2007	As at June 30, 2007
Opening balance	**38 554**	**30 848**	**30 848**
Loan granted	10 000	10 000	0
Interest accrued	1 425	1 723	726
Interest repaid	(1 349)	(1 617)	(722)
Loan repaid	(10 000)	(2 400)	(2 400)
Closing balance	**38 630**	**38 554**	**28 452**

(all amounts are quoted in PLN thousands, unless otherwise stated)

In the first half of 2008, the amount representing increase of loans granted includes loans provided by Orbis S.A. to PBP Orbis Sp. z o.o. The loans were repaid by the subsidiary in June 2008 and they are not represented in the total amount of loans as at the end of the reporting period.

Debtor	Contractual value, in PLN thous.	Interest to be repaid as at June 30, 2008	Interest rate	Repayment date	Loan description
Orbis Transport Sp. z o.o.	20 000	227	WIBOR 3M+margin	May 4, 2009	financing the purchase of non-current assets and reduction of involvement under bank borrowings
Orbis Transport Sp. z o.o.	8 200	123	WIBOR 3M+margin	Apr. 15, 2009	financing the purchase of non-current assets and reduction of involvement under bank borrowings
Orbis Transport Sp. z o.o.	10 000	80	WIBOR 3M+margin	Aug. 21, 2009	leasing operations
Total	**38 200**	**430**			

34. EVENTS AFTER THE BALANCE SHEET DATE

No events took place after the balance sheet date, which could have the essential influence on the financial statements.

(all amounts are quoted in PLN thousands, unless otherwise stated)

35. EXPLANATORY NOTES TO THE CASH FLOW STATEMENT

Explanations to adjustments of result in cash flows from operating activities

Change in inventories presented in the cash flow statement is equal to the balance-sheet change in the balance.

Change in provisions presented in the cash flow statement is equal to the balance-sheet change in the balance.

	1st half of 2008	1st half of 2007
Balance sheet change in receivables and prepayments	**(67 919)**	**(47 148)**
due and unpaid dividend	38 835	32 985
capial increase in a subsidiary	0	(13 839)
change of borrowings	75	
change in prepaid assets under construction	(2 008)	1 669
other	0	(125)
Change in the cash flow statement	**(31 017)**	**(26 458)**
Balance sheet change in liabilities except borrowings	**8 919**	**15 195**
change of investment liabilities	13 092	11 423
dividend to be paid out from profits	(18 431)	(15 667)
other	0	0
Change in the cash flow statement	**3 580**	**10 951**
Other adjustments		
adjustment of non-current assets and intangible assets	0	(473)
commission on bank borrowings - settlement	256	137
other	(60)	(1 560)
Total	**196**	**(1 896)**

36. OTHER INFORMATION

National Labor Inspectorate and ZUS performed 4 and 2 inspections, respectively, in the first half of 2008. All recommendations were implemented or their implementation is pending. No penalties were levied on the Company in connection with the inspections.

Tax authorities may control books of accounts and tax settlements within the period of 5 years as from the end of the year in which tax return forms were filed, and charge the Company with additional tax along with penalties and interest. In the opinion of the Management Board, there are no circumstances that would indicate existence of significant liabilities in this respect.

Capital Group Orbis

Management Board's Report on the Activities of the Orbis Group as at June 30, 2008

Orbis

Directors' Report
on the Operations of the Orbis Group
for the first half of 2008

Orbis

September 5, 2008

TABLE OF CONTENTS

(all amounts are in PLN thousand, unless stated otherwise)

1. COMPANIES FORMING THE ORBIS GROUP

1.1 Orbis Group

As at June 30, 2008, the Orbis Group comprised the following commercial law companies:

Table 1 Companies forming the Orbis Group – subsidiaries and associates.

Name, legal status and corporate seat of the company	Share capital, in PLN	% share of the parent company in share capital	% share of the parent capital in the no. of voting rights at the GM	Business operations
Parent company				
Orbis S.A. Warsaw	517 754 468	-	-	Hotel services, food&beverage services
Direct subsidiaries				
Hekon-Hotele Ekonomiczne S.A. Warsaw	300 000 000	100.00	100.00	Hotel services, food&beverage services
Orbis Transport Sp. z o.o. Warsaw	33 292 014	98.88	98.88	Passenger transport, rent and lease of vehicles
PBP Orbis Sp. z o.o. Warsaw	24 666 839	95.08	95.08	Travel agent – retail and tour operator's services
WT WILKASY Sp. z o.o. Wilkasy	1 650 000	100.00	100.00	Hotel services, food&beverage services, recreation
Orbis Kontrakty Sp. z o.o. Warsaw	100 000	80.00	80.00	Organization of purchases for hotels managed by shareholders
Direct associates				
Orbis Casino Sp. z o.o. Warsaw	4 800 000	33.33	33.33	Casinos and game parlors
Indirect subsidiaries				
Orbis Transport Sp. z o.o. Warsaw	33 292 014	0.17	0.17	Passenger transport, rent and lease of vehicles
PKS Gdańsk Sp. z o.o. Gdańsk	15 200 000	99.05	99.05	Transport
UAB Hekon Vilnius	9 382 750	100.00	100.00	Hotel services, food&beverage services
PKS Tarnobrzeg Sp. z o.o. Tarnobrzeg	7 951 500	99.05	99.05	Transport
Capital Parking Sp. z o.o. Warsaw	553 000	99.05	99.05	Rent of parking lots and cars
PMKS Sp. z o.o. Tarnobrzeg *	1 763 000	59.43	59.43	Urban bus transport
Orbis Polish Travel Bureau New York	255 000	95.08	95.08	Travel agent
Orbis Kontrakty Sp. z o.o. Warsaw	100 000	20.00	20.00	Organization of purchases for hotels managed by shareholders
Inter Bus Sp. z o.o. Warsaw	51 000	99.05	99.05	Coach transport
AutoOrbisBus Sarl Paris	34 954	99.05	99.05	Promotion and communication

* additional information in point 1.3 of this Report.

(all amounts are in PLN thousand, unless stated otherwise)

The investment portfolio of Orbis S.A. comprises investments of strategic and commercial nature.

The **strategic portfolio** consists of shares in the following companies:

a) **Hekon–Hotele Ekonomiczne S.A.** – an operator of hotels functioning under four Accor brands: eight Ibises, five Etaps and two Novotels as well as one Mercure. Additionally, the company manages one Ibis hotel in Warsaw as well it has established a single-shareholder company under the laws of Lithuania, with its registered address in Vilnius, Lithuania, under business name of UAB Hekon, for purposes of operation of Novotel Vilnius. The financial standing of Hekon-Hotele Ekonomiczne S.A. is stable. Hotels report growth in sales in the setting of high operational effectiveness.
b) **Polskie Biuro Podróży Orbis Sp. z o.o. and Orbis Transport Sp. z o.o.** – daughter companies divested in 1993 in the course of the restructuring and privatization of Orbis. A complementary nature of business activities carried out by both of these companies towards the business of Orbis S.A. predetermines the mutual benefits derived by all three entities cooperating on arms' length on the operational level. Each of the daughter companies has a steady market position.
c) **Orbis Kontrakty Sp. z o.o.** – the company founded on January 24, 2005 (registered on February 14, 2005) by Orbis S.A. together with Hekon-Hotele Ekonomiczne S.A. for the purposes of organization of purchases for hotels managed by shareholders. The company's operations, commenced in April 2005, are aimed at streamlining operating expenses of each shareholder and, therefore, the effects of hotels managed by them.

The **commercial portfolio** consists of shares in the following companies:

a) **Orbis Casino Sp. z o.o.** - a company founded in 1989 and at present running 10 casinos and 5 game parlors. Orbis Casino is a leading company on the market of gambling, mutual bets and slot machines. The financial standing of the company is stable.
b) **Wioska Turystyczna WILKASY Sp. z o. o** - a company running a leisure centre. The company offers accommodation and food & beverage services, conference and recreation facilities in the region of the Great Masurian Lakes, complementary with respect to the offer of Orbis S.A. hotel in Mrągowo.

Moreover, Orbis S.A. holds minority shares, taken up as a result of debt conversion, or in the companies without any development prospects. The following companies fall into this category: Bank Współpracy Europejskiej S.A., Polskie Hotele Sp. z o.o. in liquidation, Tarpan Sp. z o.o. in liquidation and Walewice Sp. z o.o. in liquidation.

Other companies of the Orbis Group hold small percentage shareholdings in numerous other companies not listed in Table 1. More information about the shareholdings are presented further in the Report.

The value of shares, determined at cost, directly held by Orbis S.A. amounted to PLN 487,992 thousand as at the reporting date. The same item at the carrying value amounted to PLN 484,007 thousand. The shares held in the companies: BWE S.A., Polskie Hotele Sp. z o.o., Tarpan Sp. z o.o. and Walewice Sp. z o.o. are fully written-down and their carrying amount equals zero as at June 30, 2008.

(all amounts are in PLN thousand, unless stated otherwise)

Diagram 1: Illustration of the organizational structure of the issuer's group and information about types of relationships in the group*


ORBIS Spółka Akcyjna
Parent company
SUBSIDIARIES
AFFILIATES
UAB Hekon
100%
Hekon-Hotele Ekonomiczne S.A.
100%
Orbis Casino Sp. z o.o.
33.33%
20.00%
Orbis Kontrakty Sp. z o.o.
80.00%
Orbis Polish Travel Bureau
95.08%
PBP ORBIS Sp. z o.o.
95.08%
0.17%
Orbis Transport Sp. z o.o.
PKS Tarnobrzeg Sp. z o.o.
99.05%
98.88%
59.43%
PMKS Sp. z o.o.
PKS Gdańsk Sp. z o.o.
99.05%
AutoOrbisBus Sarl
99.05%
Inter Bus Sp. z o.o.
99.05%
WT Wilkasy Sp. z o.o.
100%
Capital Parking Sp. z o.o.
99.05%

* % share in an indirect subsidiary is calculated taking into account % share of direct subsidiaries held by Orbis S.A.

(all amounts are in PLN thousand, unless stated otherwise)

1.2 Description of consolidated companies forming the Orbis Group

The consolidated financial statements of the Orbis Group comprise:

- financial statements of Orbis S.A.,
- financial statements of the PBP Orbis Group and financial statements of the Orbis Transport Group, which have been fully consolidated,
- financial statements of Hekon-Hotele Ekonomiczne S.A. and financial statements of UAB Hekon – a subsidiary of Hekon-Hotele Ekonomiczne S.A., which have been fully consolidated,
- financial statements of Orbis Kontrakty Sp. z o.o. – a subsidiary (80% - Orbis S.A. and 20% - Hekon – Hotele Ekonomiczne S.A.), which have been fully consolidated,
- financial statements of an associate Orbis Casino Sp. z o.o. consolidated using the equity method.

1.2.1 Orbis S.A.

The joint-stock company **Orbis Spółka Akcyjna** with its corporate seat in Warsaw was established in the course of transformation of the State-Owned Enterprise Orbis on the basis of Act of July 13, 1990 on Privatization of State-Owned Enterprises (Official Journal "Dz.U." of 1990, No. 51 item 298, as further amended). On December 17, 1990, a notary's deed of transformation of the State-Owned Company Orbis into a single-shareholder company of the State Treasury was drafted (Notary's Deed Rep. A No. 1882/90).
On January 9, 1991, the District Court for the Capital City of Warsaw, XVI Economic Division, issued a decision on entering Orbis Spółka Akcyjna in the Commercial Register (RHB 25134).
On June 28, 2001, the District Court for the Capital City of Warsaw, XIX Economic Division of the National Court Register, entered Orbis Spółka Akcyjna in the Register of Business Operators.
Orbis Spółka Akcyjna is registered under the number KRS 0000022622 in the District Court for the Capital City of Warsaw in Warsaw, presently XII Economic Division of the National Court Register (KRS), and all changes herein presented were registered by the Register Court in Warsaw on December 13, 2007.
The company pursues its operations on the basis of its Statutes, the consolidated text of which was adopted by the Extraordinary General Meeting of Shareholders of Orbis Spółka Akcyjna on November 20, 2007 (Notary's Deed Rep. A No. 5164/2007).

The **scope of the company's business operations** includes:

- activities of travel agencies, offices and tour operators and other booking assistance activities and related services,
- other booking assistance activities and related services,
- activities related to organization of fairs, exhibitions and congresses,
- hotels and other lodging units,
- food and beverages services,
- other services related to booking, not elsewhere classified,
- other land passenger transport, not elsewhere classified,
- maintenance and repair of motor vehicles, except for motorcycles,
- other financial services, not elsewhere classified, except for insurance and pension funds,
- advertising agencies activities,
- other publishing activities,
- non-specialized wholesale activities,
- retail sale in non-specialized stores with food, beverages or tobacco predominating,
- other non-school education, not elsewhere classified,
- other monetary intermediation,
- gambling and betting activities,
- other personal insurance and general insurance,
- activities of other transport agencies,
- lease and management of own or leased real estate,
- management of real estate on mandate basis.

As at June 30, 2008, the structure of Orbis S.A. comprised 42 hotels operated by the company, located in 27 towns, cities and resorts in Poland, with an aggregate operating capacity of 8,399 rooms. As compared to the corresponding period of past year, the number of rooms went down because 5 hotels discontinued their operations.

Hotels belonging to Orbis S.A. operate under the following Accor brands: Sofitel, Novotel and Mercure, as well as Orbis Hotels and Holiday Inn brands. Moreover, Orbis S.A. manages two hotels under the management contract, i.e. Mercure Fryderyk Chopin in Warsaw and Sofitel Wrocław and owns five hotel buildings operating under the Etap brand and one Mercure, which are operated by Orbis's subsidiary, Hekon – Hotele Ekonomiczne S.A. The company's hotels offer comprehensive food&beverage services, have professionally equipped conference rooms and Business Centers, feature recreational facilities and SPA. This potential ranks Orbis hotel network first both in Poland as well as in the Central and Eastern Europe.

(all amounts are in PLN thousand, unless stated otherwise)

Chart 1. Hotel room structure per brand


Orbis S.A.
4%
35%
21%
6%
34%
MERCURE
NOVOTEL
SOFITEL
ORBIS HOTELS
HOLIDAY INN

The companies Orbis S.A., Hekon-Hotele Ekonomiczne S.A. and UAB Hekon as well as Orbis Kontrakty Sp. z o.o. jointly form the Orbis Hotel Group (they operate 59 hotels and manage 3 hotels). In addition to the above-mentioned brands, the Group hotels operate under the Ibis and Etap brands.

Chart 2. Hotel room structure per brand


Orbis Hotel Group
3%
2%
17%
29%
30%
4%
11%
4%
MERCURE
NOVOTEL
SOFITEL
IBIS
ETAP
ORBIS HOTELS
HOLIDAY INN
Vilnius

The list of Orbis S.A. shareholders, determined as at September 5, 2008 on the basis of the notification specified in Article 69 of the Act on Public Offering, Conditions Governing the Introduction of Financial Instruments to Organized Trading, and Public Companies was as follows:

Table 2 The company's shareholders as at September 5, 2008

Shareholder	Share in the company's capital
Accor S.A. (including a subsidiary of Accor S.A. – Accor Polska Sp. z o.o. – 4.99%)	49.45%
BZ WBK AIB Asset Management S.A. – customers under the management contracts, investment funds of BZ WBK AIB Towarzystwo Funduszy Inwestycyjnych S.A.	20.35%
Commercial Union OFE BPH CU WBK	5.08%

(all amounts are in PLN thousand, unless stated otherwise)

In the period from January 1, 2008 to June 30, 2008, the **company's managing and supervising bodies** were composed of the following persons:

Governing body	Function	Name and surname
Management Board	President	Jean-Philippe Savoye
	First Vice-President	Krzysztof Andrzej Gerula (until June 11, 2008)
	Vice-President	Ireneusz Andrzej Węgłowski
	Member	Yannick Yvon Rouvrais
	Member	Marcin Szewczykowski
Supervisory Board	Chairman	Claude Moscheni
		Jacek Kseń
		Michael Flaxman
		Christophe Guillemot
		Erez Boniel
		Elżbieta Czakiert
		Artur Gabor
		Jarosław Szymański
		Andrzej Procajło
		Christian Karaoglanian

Orbis S.A. share price

During the period January 1 – June 30, 2008, the share prices of Orbis S.A. fluctuated between PLN 45.50-70.00. The spread between the highest and the lowest price equaled PLN 24.50, that is 65.0% of the lowest quotation. From the beginning of the reporting period until January 21, the share price went down, while starting from January 21 until mid-February it was on the rise. From the beginning of March, the share price reported a downwards trend, with a major correction in the second half of June. On the last day of the reporting period, i.e. on June 30, 2008, the price of Orbis shares reached PLN 45.50, i.e. its lowest quotation in the first half of 2008.
In the period January-June 2008, the average daily trading volume in Orbis securities equaled 43,646 shares.

Chart 3. Orbis S.A. shares and WIG-20 index quotations during the period January 1, 2008 – June 30, 2008


Orbis S.A.
WIG-20
76,0
73,0
70,0
67,0
64,0
61,0
58,0
55,0
52,0
49,0
46,0
43,0
40,0
3 600
3 500
3 400
3 300
3 200
3 100
3 000
2 900
2 800
2 700
2 600
2 500

(all amounts are in PLN thousand, unless stated otherwise)

1.2.2 Hekon-Hotele Ekonomiczne S.A.

The company **Hekon – Hotele Ekonomiczne S.A.** was established on February 19, 1997, and registered in the Commercial Register, section B, under the number 57835 in the District Court for the Capital City of Warsaw. The company was registered in the Register of Business Operators of the National Court Register (KRS) under the number 0000113855 on May 21, 2002, by the District Court for the Capital City of Warsaw.

Orbis S.A. is the sole share-holder of Hekon-Hotele Ekonomiczne S.A.

The **scope of the company's business operations** covers:

- hotel and food&beverage services,
- construction and furbishing works,
- purchase, sale and lease of real property.

In the first half of 2008, **the company's managing and supervising bodies** were composed of the following persons:

Governing body	Function	Name and surname
Management Board	President	Jean-Philippe Savoye (from June 26, 2008)
		Yannick Rouvrais (until June 25, 2008)
	Members	Yannick Yvon Rouvrais (from June 26, 2008)
		Marcin Szewczykowski (from June 26, 2008)
Supervisory Board	Members	Ireneusz Węgłowski (from June 26, 2008)
		Stefan Potocki (from June 26, 2008)
		Noel Chretien (from June 26, 2008)
		Jean-Philippe Savoye (until June 25, 2008)
		Krzysztof Gerula (until June 25, 2008)
		Marta Kuniszyk (until June 25, 2008)

Hekon - Hotele Ekonomiczne S.A. operates 16 hotels, located in 8 Polish towns and cities and operating under the Ibis (8), Etap (5) and Novotel (2) and Mercure (1) brands. Additionally, the company manages the Ibis Stare Miasto hotel in Warsaw under the management contract.

Hekon – Hotele Ekonomiczne S.A. is a parent company of a single-shareholder company established under the laws of Lithuania, under the name of UAB Hekon. The company is described in point 1.2.3.

Table 4 Shares in other companies

Name, legal status and corporate seat	% share in the share capital	Status versus Hekon-Hotele Ekonomiczne	Business operations
UAB Hekon, Vilnius	100.00%	Subsidiary	Hotel services, food&beverage services
Orbis Kontrakty Sp. z o.o., Warsaw	20.00 %	Associate	Organization of purchases

1.2.3 UAB Hekon

UAB Hekon – a single-shareholder company with its corporate seat in Vilnius, established under the laws of Lithuania by Hekon-Hotele Ekonomiczne S.A., registered on January 13, 2003 under the number U[03-12. The company was established to operate Novotel Vilnius in Vilnius, a hotel opened on April 1, 2004. Novotel Vilnius is the first hotel of the Orbis Hotel Group located outside the territory of Poland.
No Management Board or Supervisory Board has been appointed in the company. Since November 2003, the function of the managing director has been performed by Mr. Yannick Yvon Rouvrais.

UAB Hekon does not hold any shares in other companies.

(all amounts are in PLN thousand, unless stated otherwise)

1.2.4 Orbis Kontrakty Sp. z o.o.

Orbis Kontrakty Sp. z o. o. was founded on January 24, 2005 by Orbis S.A. and Hekon – Hotele Ekonomiczne S.A. The company was entered in the Register of Business Operators on February 14, 2005 under the number KRS 0000228450 by the District Court for the Capital City of Warsaw, XII Economic Division of the National Court Register [KRS].

As at June 30, 2008, the **company's shareholders** were as follows:

Table 5 The company's shareholders

Shareholder	Share in the share capital
Orbis S.A.	80.00%
Hekon-Hotele Ekonomiczne S.A.	20.00%

The **core business operations of the company** comprise organization of purchases for hotels managed by each of the shareholders.

The company did not appoint the Supervisory Board.

In the first half of 2008, the **company's managing and supervisory bodies** were composed of the following persons:

Governing body	Function	Name and surname
Management Board	President	Yannick Rouvrais
	Member	Krzysztof Gerula*
	Member	Ireneusz Węgłowski

* additional information in point 6 of the Report.

1.2.5 PBP Orbis Sp. z o.o.

Polskie Biuro Podróży Orbis Sp. z o.o. was founded on June 7, 1993 by PP Orbis and Bank Turystyki S.A. On June 15, 1993, the company was registered in section B, No. RHB 37048, of the Commercial Register in the District Court for the Capital City of Warsaw, XVI Economic Division. On September 20, 2001, the District Court for the Capital City of Warsaw, XX Economic Division of the National Court Register registered the company in the Register of Business Operators under the number KRS 0000046253.

As at June 30, 2008, the **company's shareholders** included:

Table 6 The company's shareholders

Shareholder	Share in the share capital
Orbis S.A.	95.08%
Biuro Podróży „Zbigniew"	0.01%
Other (448 natural persons)	4.91%

The **scope of the company's business operations** includes, above all:

- organization and servicing of domestic and international tourism,
- coordination, organization and servicing of congresses, gatherings and conferences and other special events,
- agency services in the area of booking and sale of carriage documents by Polish and foreign carriers in domestic and international travel,
- provision of transport services, including lease of transport vehicles, organization of transportation by own transport vehicles,
- hotel and food&beverage services with additional services.

(all amounts are in PLN thousand, unless stated otherwise)

In the first half of 2008, the **company's managing and supervisory bodies** were composed of the following persons:

Governing body	Function	Name and surname
Management Board	President	Andrzej Studnicki
	Vice-President	Jerzy Sułowski
	Member	Marta Kuniszyk
	Member	Paweł Lewandowski
	Member	Paweł Szczepański
Supervisory Board	Chairman	Krzysztof Gerula
	Deputy-Chairman	Stefan Potocki
	Member	Marcin Szewczykowski (from June 18, 2008)
	Member	Iwona Roszewska-Podniesińska (until June 16, 2008)
	Member	Justyna Burzyńska-Pasierbska

As at the reporting date, the organizational structure of the company included 20 branches around Poland, including the Head Office.

As at June 30, 2008, the company held shares in the following Polish and foreign companies:

Table 7 Shares in other companies

Name, legal status and corporate seat	% share in the share capital	Status versus PBP Orbis	Business operations
Orbis Polish Travel Bureau Inc. New York *	100.00%	Subsidiary	Travel agent
Dom Polski a.s. (Czech Republic)	1.00%		Cultural and educational
First Travel GmbH (in liquidation) Düsseldorf	1.00%		Travel agent
Orbis Transport Sp. z o.o. Warsaw	0.18%		International coach transport, car rent
Tarnowska Agencja Rozwoju Regionalnego Tarnów	0.03%		Publishing house

* additional information in point 1.3 of the Report.

1.2.6 Orbis Transport Sp. z o.o.

Orbis Transport Sp. z o.o. was founded on July 1, 1993 by PBP Orbis and Bank Turystyki S.A. On July 1, 1993, the company was registered in section B, No. RHB 37309, of the Commercial Register in the District Court for the Capital City of Warsaw, XVI Economic Division. On September 11, 2001, the District Court for the Capital City of Warsaw, XX Division of the National Court Register registered the company in the Register of Business Operators under the number KRS 0000037337.

As at June 30, 2008, **the shareholders of Orbis Transport Sp. z o.o.** included:

Table 8 The company's shareholders

Shareholder	Share in the share capital
Orbis S.A.	98.89%
Chrobot Reisen	0.18%
PBP Orbis Sp. z o.o.	0.18%
Other (183 natural persons)	0.74%

The **scope of business operations of the company** includes:

- domestic and foreign transportation services,
- rental and lease of cars,
- trading activities – including: resale of cars and spare parts,
- export and import of goods and services,
- agency in the provision of tourist, hotel and transportation services,
- passenger transport - bus transport on regular routes,
- servicing motor vehicles, parking services,
- agency and representation services,
- tourist services.

In the first half of 2008, the **company's managing and supervisory bodies** were composed of the following persons:

Governing body	Function	Name and surname
Management Board	President	Jan Sidorowicz
	Vice-President	Jerzy Majewski
	Member	Paulina Mazurkiewicz-Kurek
Supervisory Board	Chairman	Andrzej Szułdrzyński
	Members	Marcin Szewczykowski
		Stefan Potocki
		Magdalena Wrona

The organizational structure of the company comprises: the International Coach Transport Branch, divested in March 2008, two operational departments: Hertz Lease (long-term car rental) and Hertz Rent a Car (short-term car rental) with 20 Car Rental Points in Warsaw, Gdańsk, Katowice, Kraków, Łódź, Olsztyn, Poznań, Rzeszów, Szczecin, Wrocław and Bydgoszcz, as well as the Head Office and the Financial Department.

As at the end of the reporting period, the company held shares in the following economic entities forming the Orbis Transport Group:

Table 9 Shares in other companies

Name, legal status and corporate seat	% share in the share capital	Status versus Orbis Transport	Business operations
AutoOrbisBus France SARL	100.00%	Subsidiary	Sale of coach tickets
PKS Tarnobrzeg Sp. z o.o. Tarnobrzeg	100.00%	Subsidiary	Bus transport
PKS Gdańsk Sp. z o.o. Gdańsk	100.00%	Subsidiary	Bust transport
Capital Parking Sp. z o.o. Warsaw	100.00%	Subsidiary	Parking services
Inter Bus Sp. z o.o. Warsaw	100.00%	Subsidiary	Sale of coach tickets
PMKS Tarnobrzeg Sp. z o.o.	60.00%	Direct subsidiary	Urban bus transport

(all amounts are in PLN thousand, unless stated otherwise)

1.2.7 Orbis Casino Sp. z o.o.

Orbis Casino Sp. z o.o. was founded on April 28, 1989 by PP Orbis, Cherryföretagen AG and Skanska AG and registered in section B, No. RHB 18620, of the Commercial Register in the District Court for the Capital City of Warsaw, XVI Economic Division. On October 22, 2002, the company was entered in the Register of Business Operators kept by the District Court for the Capital City of Warsaw, XX Economic Division of the National Court Register under the number KRS 0000135406.

As at June 30, 2008, the **company's shareholders** include:

Table 10 The company's shareholders

Shareholder	Share in the share capital
Orbis S.A.	33.33%
Finkorp Sp. z o.o.	33.33%
Zjednoczone Przedsiębiorstwa Rozrywkowe S.A.	33.33%

The **scope of business operations of the company** includes predominantly:

- running activities connected with games of chance and mutual bets,
- food & beverage services,
- running currency exchange offices.

In the first half of 2008, **the company's managing and supervisory bodies** were composed of the following persons:

Governing Body	Function	Name and surname
Management Board	President	Jacek Kosiński
	Members	Zofia Maruszyńska
		Jacek Sabo
Supervisory Board	Chairman	Ireneusz Węgłowski
	Members	Andrzej Szułdrzyński
		Zbigniew Benbenek
		Aleksandra Kołodziejczyk
		Wiesław Król
		Krzysztof Dąbrowski

In the reporting period, the company operated 10 casinos, of which 8 were located in Orbis S.A. hotels (2 in Warsaw and one in each: Sopot, Szczecin, Katowice, Kraków, Gdańsk and Poznań), two casinos in other establishments as well as 5 slot machine parlors.

As at June 30, 2008, the company held shares in two other companies:

Table 11 Shares in other companies

Name, legal status and corporate seat	% share in the share capital	Business operations
Bingo Centrum Sp. z o.o.	33.29%	Activities connected with games of chance, mutual bets
Bookmacher Sp. z o.o.	22.22%	Activities connected with games of chance, mutual bets

(all amounts are in PLN thousand, unless stated otherwise)

1.3 Changes in the Group's structure

Changes that occurred in the ownership structure of the Orbis Group in the reporting period consisted in:

Information on changes in the Group's structure:

- **Capital Parking Sp. z o.o.** – registration in the National Court Register on January 22, 2008 of the company's share capital increased up to PLN 553,000.00 by way of creation of 106 new shares with a nominal value of PLN 500 each. All newly-created shares were taken up by the company's sole shareholder Orbis Transport Sp. z o.o.
- **PKS Gdańsk Sp. z o.o.** - registration in the National Court Register on March 28, 2008 of the company's share capital increased up to PLN 15,200 thousand. The new 1,460 shares, at PLN 500 each (total amount of PLN 730 thousand) were taken up by the shareholder Orbis Transport Sp. z o.o. by way of making an in-kind contribution of 2 coaches.
- **PMKS Sp. z o.o.** – on June 18, 2008, PKS Tarnobrzeg Sp. z o.o. acquired 1,058 shares in the company Przedsiębiorstwo Miejskiej Komunikacji Samochodowej Sp. z o.o. (PMKS Sp. z o.o.) with a nominal value of PLN 1,058,000.00, accounting for 60% shares in the company's share capital. On June 25, 2008, as a result of the increase in the share capital of PMKS Sp. z o.o., PKS Tarnobrzeg Sp. z o.o. took up 1,000 new shares in the company with a nominal value of PLN 1,000.00 each. Consequently, PKS Tarnobrzeg Sp. z o.o. holds 2,058 shares in the share capital of PMKS Sp. z o.o., which accounts for 71.5% share in the share capital. The increase of the share capital has not been registered in the National Court Register to date.
- **Orbis Polish Travel Bureau Inc.** - on April 23, 2008, PBP Orbis Sp. z o.o. acquired 7½ shares in the company Orbis Travel Bureau Inc. in New York, which brought about an increase in the shareholding of PBP Orbis Sp. z o.o. in the share capital of Orbis Travel Bureau Inc. up to 100%. On May 21, 2008, PBP Orbis Sp. z o.o. executed a contract of sale of all shares in the subsidiary Orbis Polish Travel Bureau Inc., with its registered address in New York. The transaction was closed on July 25, 2008.
- **Inter Bus Sp. z o.o.** – on June 30, 2008, the share capital of Inter Bus Sp. z o.o. was increased from the amount of PLN 51 thousand up to PLN 460 thousand by way of creating 818 new shares with a nominal value of PLN 500 each. All new shares were taken up by Orbis Transport Sp. z o.o. by way of a cash contribution made on July 1, 2008.

2. SIGNIFICANT FACTORS FOR THE DEVELOPMENT OF THE GROUP, INCLUDING DESCRIPTION OF MAJOR RISKS AND THREATS, PROSPECTS FOR CHANGES IN FACTORS

2.1 External factors

2.1.1 Macroeconomic factors

Economic growth. The level and growth rate of the GDP are basic factors affecting demand in the tourist & hotel sector. As announced by the Central Statistical Office [GUS], in the 1st quarter of 2008, the GDP reported a solid, 6.1% rise, this figure being by 1.2 pp lower than a year ago, but the 1st quarter of 2007 may be considered exceptional and its result could not be repeated. At the same time, according to data published by the Central Statistical Office, in the 2nd quarter of 2008, the GDP went up by 5.8 %, as compared to 6.5 % GDP growth a year ago.

Trade. Preliminary figures published by the Central Statistical Office on August 14, 2008 indicate that in the period January – June 2008 exports measured in current prices stood at PLN 201.6 billion, while imports at PLN 240.1 billion. As compared to the corresponding period of 2007, exports rose by 6.9%, and imports by 8.8%. The negative balance was at the level of PLN 38.5 billion (minus PLN 32.2 billion in the corresponding period of 2007). Amongst Poland's key trade partners, the highest volume of trade was reported in exports to Russia, Ukraine, France and the Netherlands, and in imports, to the Republic of Korea, China, Russia and the Czech Republic.

Labor market. According to data published by the Central Statistical Office, at the end of the 2nd quarter of 2008, average employment in the enterprises sector grew by 5.6% as compared to the corresponding period in 2007, and equaled 5.39 million persons, which testifies to high demand for labor. In turn, in June 2008 average monthly remuneration in the enterprises sector amounted to PLN 3,215.32 and was by 12.0% higher than in June 2007. In June 2008, a drop was reported in the number of unemployed and in the rate of unemployment, both in annual and monthly terms. As at the end of June 2008, the unemployed registered in employment agencies accounted for 9.6% of civil economically active population (in May 2008 – 10.0%, in June 2007 – 12.3%).

Price growth. In the first half of 2008 (according to data published by the Central Statistical Office) we observe a rise in consumer prices, related, among others, to the growth in worldwide prices of oil, foodstuffs and external factors such as a rise in regulated prices. In June 2008, prices of consumer goods and services went up by 4.6% against the corresponding month of 2007, while if we compare the first half of 2007 with the first half of 2008, the consumer price index stood at 104.2 (price growth by 4.2%). In the first half of 2008, the Monetary Policy Council [RPP] increased interest rates four times, by 0.25 pp each time.

Currency exchange rates. The EUR/PLN exchange rate has significant impact on sales from hotel services, foreign incoming traffic and Rent a Car segment. In the 2nd quarter of 2008, the Polish zloty was observed to appreciate further against foreign currencies. According to data from the National Bank of Poland [NBP], in June 2008 the average EUR/PLN exchange rate stood at PLN 3.3760 and was by as much as 11.3% lower than the average EUR/PLN exchange rate in June 2007. The drop in the rate of exchange of the Euro against the Polish Zloty exerts a negative impact on results of hotel sales. However, lower EUR/PLN exchange rate may push up sale profits in the foreign outgoing traffic segment of Orbis Travel.

2.1.2 Market trends

Statistical Data

Since the beginning of 2008, as a result of absence of controls on internal borders of countries forming the Schengen zone, the volume of incoming traffic is assessed on the basis of measurements taken by the Institute of Tourism as well as data published by the Border Security Agency and the Central Statistical Office. During the first half of 2008, a total of 29.2 million arrivals of foreigners were reported (by 8% less than in the first half of 2007), including approx. 6.4 million arrivals of tourists (by 8.5% less than in the first half of 2007). According to estimates, during the first half of 2008 the total number of Poles' departures abroad will amount to 24.8 million (by 7% more than in the first half of 2007).

Chart 4. Total number of arrivals and estimated number of tourist arrivals in the first half of 2008 (in thousand)


20 000
15 000
10 000
5 000
0
17 970
2 370
3 080
1 330
7 440
2 100
660
590
Germany
Russia, Ukraine, Byelorussia
EU (exc. Germany)
Rest of the world
arrivals
tourists

According to estimates of the Central Statistical Office, 1,885 thousand foreigners stayed at collective accommodation establishments in the first half of 2008, by approx. 4% less than in the corresponding period of 2007. The most substantial drops concern guests from behind the eastern border: Byelorussia, Ukraine and Russia. Poland's accession to the Schengen zone brought about serious problems for our eastern neighbors to pass the EU border and, consequently, resulted in a considerable decline in incoming traffic from these countries.

Projected Tourist Traffic

In accordance with forecasts of the Institute of Tourism, the total number of tourist arrivals will go up from 15.7 million in 2007 to approx. 19 million in the years 2012 and 2013, which translates into an average annual rate of growth in the number of tourist arrivals in Poland in the years 2006 - 2013 at the level of 2.7%. The high rate of growth in incoming traffic from non-neighboring "EU-15" states, North America and other overseas countries should be expected to continue (at the rate of 7-9% per annum). A lower rate of growth can be expected in the number of arrivals from Germany and our eastern neighbors.

Chart 5. Tourist arrivals in the years 1994 - 2006 and projections until 2013.


(mln)
Total tourist arrivals
av. yearly change:
94-06 - 1.5%
av. yearly change:
2006-2013: 2.7%
17,4
15,0
14,0
13,7
14,3
15,2
15,7
15,7
15,6
16,4
17,1
17,8
19,0
18,9
24
22
20
18
16
14
12
10
2000
2001
2002
2003
2004
2005
2006
2007
2008
2009
2010
2011
2012
2013

source: estimates and projections of the Institute of Tourism (December 2007)

Simultaneously, continuous growth in the number of business trips should be expected, which is related to developing economic cooperation, among others within the European Union. Also, we can expect a rise in the number of tourist trips but, on the other hand, it seems that Poland's attractiveness for tourists is on the decline owing to an unfavorable exchange rate of the Euro.

Chart 6. Tourist arrivals and a projection until 2013 by purpose of visit.


(mln)
5,5
5,0
4,5
4,0
3,5
3,0
2,5
2,0
1,5
1,0
0,5
2000
2001
2002
2003
2004
2005
2006
2007
2008
2009
2010
2011
2012
2013
5,3
4,6
4,3
3,0
2,8
2,4
2,1
1,7
1,5
Business
Leisure, holidays
VFR
Transit
Shopping

source: surveys and projections of the Institute of Tourism (December 2007)

The number of domestic tourist trips made by Poles reached its high in 1999, afterwards, we observed this number to go down. In 2002, a slight increase in the number of domestic trips, and a more significant rise in the number of trips abroad, were reported, which resulted, among others, from high rate of exchange of the Polish zloty against the Euro and American dollar, i.e. relatively low costs of foreign trips. Presently, the exchange rate of the zloty is also favorable. Results for 2006 indicate that the decline in the number of domestic trips has been brought to a standstill and that the number of long-term trips is on the rise. One-day trips (without accommodation), and, on the other hand, longer trips alike, are becoming more and more competitive versus short-term trips. The number of trips abroad will go up regularly, at the rate of 6-7% per annum, unless foreign exchange rates change abruptly.

Chart 7. Number of tourist trips made by Poles and a projection until 2013


mln podróży
Krótkoterminowe (2-4dni)
Długoterminowe (5 dni i więcej)
Zagraniczne
36,4
36,2
31,2
25,0
21,2
21,6
21,0
21,2
21,6
21,8
20,7
21,8
22,9
17,4
18,0
17,2
14,6
14,7
16,9
17,2
17,8
18,6
19,8
22,0
22,2
22,4
7,7
8,4
7,2
6,3
6,2
7,3
7,7
8,4
9,3
9,7
10,2
10,7
11,3
0
5
10
15
20
25
30
35
40
45
2001
2002
2003
2004
2005
2006
2007
2008
2009
2010
2011
2012
2013

source: surveys and projections of the Institute of Tourism (December 2007)

Hotel Services Market

In the first half of 2008, the Polish hotel services market was affected by such adverse factors as: unfavorable exchange rate of the Euro, difficulties on financial markets in the USA affecting other countries, including Europe, slight drop in the GDP growth, increase in the inflation rate in Poland and, finally, major sporting events held outside the territory of this country, as well as by favorable factors: optimistic projections as concerns opportunities for the development of the hotel industry in connection with Euro 2012, developing economic relations with EU member states and the world and accession to the Schengen zone. Business tendency surveys conducted by the Main Statistical Office, based on entrepreneurs' questionnaires with questions concerning market demand, employment, business barriers, current economic and financial factors determining business and projected investments expenditure of enterprises and prices, indicate a decline in the general climate index as compared to the corresponding period of past year. However, it is impossible to predetermine now how stable this tendency is as long-term market analyses covering the period from the year 2003 demonstrate an explicit upwards market trend.

(all amounts are in PLN thousand, unless stated otherwise)

Chart 8. Business economic cycle in services, H section (Hotels and restaurants) – detailed figures for 2007 and 2008


General climate in services
Sale of services
Economic situation in the field of company's serv.act.
I.07 II.07 III.07 IV.07 V.07 VI.07 VII.07 VIII.07 IX.07 X.07 XI.07 XII.07 I.08 II.08 III.08 IV.08 V.08 VI.08
12.1 13.7 14.6 19.7 22.1 22.1 19.1 17.7 14.2 10.9 11.3 7.3 6.8 7.3 11.2 11.4 15.2 13.0

source: Main Statistical Office (GUS), downloaded from www.intur.com.pl

Simultaneously, a growth in the number of Polish tourists is becoming evident on the hotel market. Beside growing popularity of a new product on the market, i.e. economy brand hotels, this undoubtedly represents one of factors affecting changes in the proportion between Polish and foreign hotel guests, also in Orbis Hotel Group establishments.

Chart 9. Polish and foreign tourists staying at collective accommodation establishments (together with a projection until 2013)


million
2000 2001 2002 2003 2004 2005 2006 2007 2008 2009 2010 2011 2012 2013
Foreigners
Polish residents

source: Main Statistical Office [GUS], projections of the Institute of Tourism (December 2007)

In the 2nd quarter of 2008, the Polish hotel services market in towns and cities with Orbis Hotel Group establishments did not undergo changes that would bring about any major increase or decrease in the share held by the Orbis Hotel Group on individual markets. The only development worthy of reporting is that two one-star Etap hotels belonging to the Orbis Hotel Group were opened, namely Etap Bronowice in Kraków (120 rooms) and Etap Centrum in Katowice (124 rooms). Moreover, a part of the modernized 4-star Grand hotel in Warsaw (158 rooms), operating under the Mercure brand, was made available to guests. Ultimately, this hotel will offer 299 rooms. As regards competitive hotels, June's opening of a three-star Hotton hotel (62 rooms) in Gdańsk and a five-star Sheraton hotel in Sopot (189 rooms), that enlarged the hotel market in July this year, i.e. after the reporting period, deserve to be mentioned.

(all amounts are in PLN thousand, unless stated otherwise)

Travel Agents' Market

In the first half of 2008, operations of PBP Group focused on three main segments:

- foreign outgoing traffic,
- foreign incoming traffic,
- travel services.

Foreign outgoing traffic. The tourist&leisure travel market, particularly the charter tours market, is developing particularly rapidly. According to information provided by the media, in the reporting period major tour-operators reported an approx. 20-30% growth in the number of sold trips. The rising tendency as regards the average trip price, observed already in 2007, has prevailed for a few months, which reflects a change in Poles preferences; Poles are more and more eager to rest in hotels of a higher standard and in countries that are considered more expensive, including also distant countries. Sales of "All Inclusive" offers are also growing very dynamically, which is attributable to such factors as strong zloty and a growth in remunerations in Poland. It should be noted that the first half of the current year witnessed a process of consolidation of the foreign outgoing traffic market: main tour-operators increased considerably the number of offered trips and expanded their own sales network. Hence, their total market share should be expected to continue growing. Presently, market share of Orbis Travel stands at approx. 6-7%. It is the Internet that is the greatest competitive player for travel agents. Clients more and more frequently opt for direct purchase of offers that do not include transportation, with the exclusion of agents. Also, Internet travel agents reported a high growth rate. Internet sales of ORBIS Travel offers will be launched in the 3rd quarter of 2008.

Foreign incoming traffic. Continued strengthening of the Polish zloty on the Polish market against other currencies was a significant factor that had a highly negative impact on this tourist market segment in the first half of 2008. Since the beginning of the current year alone, the Polish zloty has appreciated by 7.3% against the Euro and by 15.3% against the American dollar. The current year has seen the reinforcement of tendencies on the foreign incoming traffic that were reported already last year. Trends that were decidedly unfavorable for foreign incoming traffic tour-operators included more and more frequent omission of agents' services in the process of trip organization and purchase of offers via the Internet. This applies to both individual clients and foreign travel agencies that book services directly with accommodation establishments and arrange provision of additional tourist services on their own account. Characteristic feature of foreigners' trips to Poland show a rising share of shorter and cheaper trips, growing market share of the so-called "3rd age persons", rise in arrivals of youth groups coming on flights handled by low cost airlines, growing interest in original products that offer various forms of active recreation, and development of medical & prophylactic tourism. Orbis Travel offerings also follow this direction. The share Orbis Travel holds in the foreign incoming traffic, measured by the volume of revenues, equals presently approx. 7%.

Travel services. Dynamic, worldwide development of airline transport market results in the enlargement of existing, and construction of new, airports, growth in the number of aircraft and served routes. Projections for coming years, both for travelers, carriers and tour-operators, are highly optimistic. The development of the market is accompanied by an increase in its attractiveness which, in turn, results in intensified competition among airlines and entities that act as intermediaries in the sale of air tickets. Growing competition results in consolidation of services and service-providers. This tendency, hardly evident on the Polish market to date, will become particularly noticeable after the International Air Transport Association (IATA) introduces stricter rules of cooperation with agents, including high financial guarantees.
A dynamic growth in sales of tickets by airlines and tourist portals via the Internet is a tendency observable on the retail sales market. This phenomenon intensified particularly when airlines completely ceased to issue traditional tickets and replaced them with electronic ones. Consequently, despite the growing market, the rate of growth in air ticket sales reported by PBP Orbis Sp. z o.o. in the first half of the year was negative. In consideration of prevailing market trends, Orbis Travel launched the Internet on-line sales of air tickets, by way of installing the SIRIUS (Amadeus) reservations module on the www.orbistravel.pl site.
In the first half of 2008, the corporate travel market continued to develop dynamically which is attributable to good standing of companies that increase their business trips budgets. The market share of Orbis Travel is assessed at approx. 12%.
Another phenomenon observed on the travel services market in the first half of was an offensive of the so-called low cost air lines that are increasingly efficient in competing with regular air lines as well as coach and ferry carriers. Small and medium size companies more and more often take advantage of low cost airlines' offerings.
In the reporting period, the coach tickets market reported a negative growth rate, which mirrors the trend that emerged a few years ago when low cost air routes were launched.
On the other hand, favorable economic conditions were conducive to the growth in the number of trips made by railway, and this trend should continue to prevail. Nevertheless, retail railway tickets sales are becoming less and less attractive for travel agents due to growing sales of railway tickets via the Internet. i.e. a sales channel that is taking over a growing share of the passenger railway transport market.

(all amounts are in PLN thousand, unless stated otherwise)

Transport Services Market

Operations of the Orbis Transport Group focuses on a number of transport services segments:

- international coach transport,
- national and local coach transport,
- fleet management (CFM services),
- short-term rental (Rent a Car).

International coach transport. The Group's parent company, Orbis Transport Sp. z o.o., is one of the segment leaders in Poland.
Following growth trends in the years 2004/2005, the coach transport segment reports a decline in sales related to the end of outgoing travel boom after Poland's accession to the European Union.
Main reasons behind the drop in the number of passengers include:

- Expansion of low cost airlines mirrored in an increase in the number of new low cost air carriers, number of local air routes and flight frequency (several flights from a given airport to various towns in Great Britain every day). The number of seats offered for sale every day by low cost airlines by far exceeds the number of seats in coaches leaving Poland and coming to Poland. Low cost airlines are estimated to have taken over approx. 30% of passengers from coach carriers, particularly on routes to Great Britain and Ireland.
- Stabilization of the wave of economic migration, particularly to Great Britain and Ireland.
- Considerable enlargement of transport offering of competitive players.

The transport services market is characterized by a relatively low entry threshold, resulting in over-supply of services. Competition in this business segment consists predominantly in recruitment of ticket sales agents by way of offering higher commissions, which significantly curbs profitability.
In an effort to keep ahead of the tendency of declining revenues – unavoidable in the setting of fast development of low cost airlines – the Orbis Transport Group reorganized its schedules on particular lines in terms of routes and frequencies. The Group conducts ongoing analyses of profitability of particular lines, responding flexibly to changes, and tries to streamline its own and outsourced sales channels.

National and local coach transport. In pursuance of the adopted investment strategy of purchases of state-owned coach transport companies, Orbis Transport entered the local coach transport market. Potential capacity of two transport subsidiaries (PKS Tarnobrzeg and PKS Gdańsk) is also used to supplement international lines. Expansion of the offer by adding local lines will facilitate market expansion and diversify international transport risk.
In coach transport, all calculations and plans are benchmarked against the ratio between the price of 1 liter of fuel oil and the price derived from 1 "car-kilometer". The first half of 2008 was another period of an unstable fuel market with a price growth tendency exerting a significant impact on profitability of coach transport. This trend may prevail in coming months, which would have an unfavorable impact on market margins.
Main external factors with impact on development of this business include: growing competition on the part of small carriers, deficit of drivers resulting in a strong remuneration pressure and a declining number of passengers on local and long-distance lines.

Car Fleet Management (CFM). Orbis Transport Sp. z o.o. is engaged in a long-term car rental activities based on the Franchising Agreement executed with the company Hertz International, operating under the trade name Hertz Lease.
Quarter after quarter, the CFM branch is doing increasingly better – as at June 30, 2008 companies from the long-term rental market managed by 6.9 thousand more cars than as at the end of the 1st quarter of 2008 and by 13.5 thousand more cars than as at the end of 2007. Clients are more numerous, more and more enterprises take decision to outsource the vehicle fleet and are more eager to commission management of their car park to external companies. According to experts' projections, the number of cars managed by CFM companies in the next quarter of 2008 will go up by another 7-8 thousand, up to the level of 120 thousand cars.
Orbis Transport Sp. z o.o. was one of the first companies on the Polish market to offer its partners comprehensive solutions in the area of long-term rental and fleet management, providing highest quality services to Polish and international companies and institutions since 1996. Profound experience acquired during this period allowed to devise most effective service standards and precise rules of procedure in servicing vehicles, depending on the needs of clients originating from various sectors of the economy. Consequently, today the company ranks as one of Polish leaders in the long-term rental (full service leasing). With 2.3% share on the CFM market, assessed at approx. 113.3 thousand cars, Orbis Transport Sp. z o.o ranks as the 16th major long-term rental company in Poland (according to research conducted by the FLOTAMonitor Institute for Fleet Market Analyses). Substantial demand for CFM services is restricted solely by the capacity to finance purchases of cars for clients, which results from the Group's debt limits.

(all amounts are in PLN thousand, unless stated otherwise)

Short-term rental (Rent a Car). Very good economic conditions, coupled with implementation of past years' foreign investment projects, pushed up demand for short-term rental services for business clients. Presently, however, economic conditions in Poland (abrupt growth in the rate of inflation), interest rate rises and unstable crude oil market brought about a necessity to reduce enterprises' costs, as usual first by curbing business travel costs, which exerts an unfavorable impact on the number of car-days sold. This trend commenced in the second half of 2007 and has continued to prevail. At the same time, the level of profits generated in this sector is affected by the rate of exchange of the Euro, i.e. the currency in which the price of rental per day is denominated.
Planned organization of EURO 2012 is a favorable factor which can increase revenues and improve profitability of Rent-A-Car operations due to growing investments in road infrastructure and growing foreign investments. The quality and density of roads and motorways, similar to European standards, supports selection of a leased car as means of transport. Furthermore, expansion of low cost airlines, i.e. a negative factor in the coach business, exerts an advantageous impact on the RaC business. It is expected that the short-term rental market in Poland will grow by at least 2% in coming year as a result of foreign investments and development of low cost airlines.
Engaged in short-term rental operations under the Franchising Agreement with Hertz International Ltd., Orbis Transport Sp. z o.o. is a leading Rent a Car company in Poland. According to latest estimates, Orbis Transport Sp. z o.o. maintains its 30% share of the business customer market.

Games Market

The amount taxable by the tax on games is used to measure a share of the casino and games parlors market. The share of Orbis Casino on the casinos market, estimated in accordance with the above definition, amounts to 22.6% and to 7.8% on the slot machine parlors market.

2.1.3 Legal environment

The following acts of significance for business operations of Orbis S.A. came into force in the first half of 2008:

- On February 1, 2008, the ordinance of the Minister of Labor and Social Policy of January 29, 2008 amending the ordinance on performance of work by foreigners without a work permit (Official Journal „Dz. U." No. 17, item 106) came to force. The amendments consisted, among others, in extension of the period of performance of work by foreigners on the territory of the Republic of Poland without a necessity to obtain a work permit, allowable in case of foreigners who are not: citizens of any EU member state, citizens of any European Economic Area state that does not belong to the European Union, or citizens of the Confederation of Switzerland, who serve in management boards of legal persons, entered in the register of business operators pursuant to the provisions on the National Court Register.

- On February 27, 2008, the ordinance of the Minister of Infrastructure of February 15, 2008 concerning granting of powers and professional licenses in the area of real estate management (Official Journal "Dz. U." No. 31, item 189). The Ordinance specifies, among others, the manner of maintenance of central registers of property experts, real estate agents and real estate administrators. This Ordinance indirectly applies to those situations in which Orbis S.A. manages, under management contracts, real estate of other entrepreneurs and to the preparation of real estate appraisals.

- The Act of March 18, 2008 on amendments to the Accounting Act was promulgated in the Official Journal „Dz. U." No. 63 item 393. The Act amends, among others, certain definitions of Article 3 of the Accounting Act, such as parent company, subsidiary company, affiliate, associated company, capital group. Furthermore, definitions of a parent company of a lower and higher level are added. Also, the Act changes, among others, the title of Chapter 6 to read: "Consolidated financial statements of the capital group", as well as certain articles in this Chapter. In principle, the Act comes into force as of January 1, 2009 and applies for the first time to financial statements for the financial year beginning in 2009.

2.2 Internal factors

2.2.1 Investment program of the Orbis Group

Table 12 Major areas of investment expenditures in the Group

Entity	PLN '000
Parent company	
Orbis S.A.	**92 209**
Subsidiary companies	
Hekon-Hotele Ekonomiczne S.A.	17 441
PBP Orbis Group	1 017
Orbis Transport Group	46 951
TOTAL, Group	**157 618**
Associated companies	
Orbis Casino Sp. z o.o.	5 572
TOTAL	**163 190**

In the first half of 2008, **Orbis S.A.'s** expenditure on property, plant and equipment amounted to **PLN 92,209 thousand** and was earmarked, among others, for completion of construction of two successive Etap hotels, opened in May 2008, and continued modernization of the Grand hotel in Warsaw (a part of the hotel resumed its operations under the Mercure brand), other economy brand hotels, modernizations of selected hotels, including replacement of furniture, fixtures and equipment, modernization of fire systems, installation of air-conditioning as well as adaptation of hotels to the needs of the disabled.

Investment expenditure of **Hekon-Hotele Ekonomiczne S.A.** in the first half of 2008 amounted to **PLN 17,441 thousand** and was appropriated predominantly for provision of furniture, fixtures and equipment for three new hotels that the company began to operate.

In the first half of 2008, investment expenditure of the **PBP Orbis Group** totaled **PLN 1,017 thousand** and was earmarked, among others, for adaptation of a new corporate seat of PBP Orbis Sp. z o.o. and purchase of IT equipment.

Investment expenditure in the **Orbis Transport Group** amounted, in the first half of 2008, to **PLN 46,951 thousand,** of which PLN 43,800 thousand was appropriated for purchase of cars for long-term and short-term rental business of the parent company, resulting from increased demand for services provided by Hertz Lease and a necessity to replace the vehicles fleet owned by Hertz Rent a Car. The balance was earmarked for purchase of coaches by PKS Gdańsk Sp. z o.o. and PKS Tarnobrzeg Sp. z o.o. Moreover, in the first half of 2008 the Group incurred expenditure of PLN 52 thousand for purchase of computer software and licenses for passenger transport.

Investment expenditure of **Orbis Casino Sp. z o.o**. equaled **PLN 5,572 thousand** and were designated, first and foremost, for purchase of new slot machines and games of chances machines as well as for outlays on modernization and repairs that are necessary to maintain the company's position on the casino & game parlors market.

2.2.2 Strategy of the Orbis Hotel Group

In the first half of 2008, the Management Board of Orbis S.A. continued to pursue the strategy in accordance with the assumptions presented in the Strategy of the Orbis Hotel Group for 2005-2009 (current report No. 10/2005) and its updated version presented in June 2007 (current report No. 14/2007) covering the years 2007-2011.

The main assumptions of the Orbis Hotel Group Development Strategy for years 2007-2011 include:

- introduction of the Etap brand on the Polish market,
- continued development of the successful Ibis brand,
- modernization of some of Orbis hotels, including adaptation to the standards of Accor group brands.

(all amounts are in PLN thousand, unless stated otherwise)

The following investment projects were carried out in the first half of 2008 as part of strategy implementation:

Construction of hotels or conversion into hotels of new brands

In line with the adopted strategy of development, the process of preparations for the construction of hotels of Etap and Ibis economy brands as well as Novotel and Mercure brands is currently underway. Two Etap hotels were rendered operational in May 2008: Kraków Bronowice and Katowice Centrum. In 2008, the Orbis Hotel Group will expand to include two other Etap-brand hotels, both in Wrocław: Etap Wrocław Stadion and Etap Wrocław Południe.

Major modernization of existing hotels

- The month of May saw the end of works related to the first and second stages of comprehensive remodeling of **the Grand hotel in Warsaw.** 158 modern rooms, equipped in accordance with the Mercure brand standards, were rendered operational. Ultimately, the hotel will have 299 living units. Presently, the third stage of the investment project is being continued, with its scope covering modernization of remaining living units, meeting rooms, fitness club, underground garage and ground parking. The third stage is scheduled to come to an end in the 4th quarter of 2008.
- The second stage of the investment project in the **Mercure Hevelius hotel in Gdańsk** has finished. The scope of works covered, among others, modernization of other living units on floors I-XIV, corridors, including replacement of fire systems, and adaptation of the entire hotel to safety regulations, TV and Internet systems, installation of air-conditioning in living units, replacement of furniture, fixtures and equipment. The third stage of the investment project will embrace arrangement and remodeling of public areas (mezzanine + ground floor) and will be implemented starting from October 2008 until May 2009.
- Modernization and construction works in public areas, i.e. among others in the reception hall, ball rooms, fitness club, swimming pool, etc., continued in **Sofitel Victoria in Warsaw**. Furniture, fixtures and equipment will be replaced in modernized rooms. The investment process is planned to be spread over the period of 2 years.
- The second stage of modernization of bathrooms in the „old" section of **Novotel Airport in Warsaw** came to an end. The next, third stage will be carried out gradually, starting from July 2008, and will be completed before the end of the current year.
- Works related to replacement of the facade, modernization of the main entrance and the roof, commenced last year, are underway in the **Skalny hotel in Karpacz**. In coming days, modernization of successive 32 living units on the ground floor will start and will embrace construction works, replacement of installations, entrance doors and bathroom fixtures and equipment as well as replacement of furniture, fixtures and equipment in hotel rooms.
- **Novotel Marina in Gdańsk** has been covered by a major investment project, planned for the period of three years. Presently, works related to replacement of windows in the living section are underway, while in October 2008 works are scheduled to commence in the high section of the hotel. These works will consist in adaptation of the hotel to fire requirements and modernization of three floors in accordance with the NOVATION standard.

Presently, works related to preparation of technical, tendering and building documents as well as aimed at obtaining relevant permits are underway in the following hotels:

- as regards changes in arrangement and modernization of public areas: Novotel Marina, Novotel Centrum and Posejdon in Gdańsk, Skalny in Karpacz, Novotel Centrum in Katowice, Novotel Bronowice in Kraków as well as Novotel Centrum Poznań,
- as regards changes in arrangement and modernization of both living and public areas: Novotel w Wrocław.

As far as the remaining hotels are concerned, investment expenditure was spent on small-scale modernizations that were nevertheless required for proper functioning of the hotel as well as guests' safety and comfort. Expenditure was also earmarked for purchase of property, plant and equipment, including hardware and software.

(all amounts are in PLN thousand, unless stated otherwise)

2.2.3 Employment and payroll & related expenses

Orbis S.A.

Average employment level in Orbis S.A. in the first half of 2008 is by 10.8% lower than a year ago, which is a result of closing of the following hotels: Petropol, Arkona, Kosmos, Grand in Warsaw and Vera, as well as reduction of employment in operating establishments. The rate of decrease in employment in support services groups is faster than in the room and food&beverage departments.

The ratio of employment per one room available in hotel branches declined from 0.41 to 0.34.

Table 13 Average employment in Orbis S.A. in the first half of 2008 (in full time jobs)

	Jan. – June 2008	Jan. – June 2007	% change
I. Hotel services /1. to 5./	**2 279.5**	**2 551.1**	**-10.6%**
1. Room department	904.9	996.5	-9.2%
2. Food&beverage department	1 333.3	1 498.6	-11.0%
3. Miscellaneous services	31.3	40.7	-23.1%
4. Support services	8.0	12.8	-37.5%
5. Commercial activities	2.0	2.5	-20.0%
II. General administration and management	**528.5**	**600.8**	**-12.0%**
III. Property operation and maintenance	**186.2**	**230.7**	**-19.3%**
IV. Marketing	**201.7**	**201.2**	**+0.2%**
TOTAL:	**3 195.9**	**3 583.8**	**-10.8%**

In the first half of 2008, the Company ended reorganization of its structure and reduction of employment. Termination benefits on account of employment restructuring were paid out in this period in a total amount of PLN 1,979 thousand, of which PLN 306 thousand was charged to the provision set up in 2006, while PLN 1,673 thousand charged the result of the current period.

Costs of employee benefits decreased from PLN 101,127 thousand to **PLN 96,814 thousand**, i.e. by **4.3%.**
Average monthly remuneration in Orbis S.A., amounting to **PLN 3,935,** is by **12.8%.** higher than average remuneration paid out in the first half of 2007.

In the first half of 2008, average employment in **Hekon-Hotele Ekonomiczne S.A.** was **527** full time jobs and was by **8.9%** higher as compared to the first half of 2007. Costs of employee benefits totaled **PLN 13,653 thousand** in the first half of 2008 (increase by **13.5%** against the first half of 2007).

PBP Orbis Group
Average employment for the first half of 2008 amounted to **542** full time jobs. Costs of employee benefits totaled **PLN 17,187 thousand** in the first half of 2008 (growth by **6.7%** against the first half of 2007).

Orbis Transport Group
Average employment for the first half of 2008 amounted to **866** full time jobs. Costs of employee benefits totaled **PLN 18,401 thousand** in the first half of 2008 (growth by **5.5%** against the first half of 2007).

Orbis Kontrakty Sp. z o.o.
Average employment for the first half of 2008 amounted to **5.25** full time jobs. Costs of employee benefits totaled **PLN 424 thousand** in the first half of 2008 (growth by **9.3%** against the first half of 2007).

UAB Hekon
Average employment for the first half of 2008 amounted to **56** full time jobs. Costs of employee benefits totaled **PLN 1,149 thousand** in the first half of 2008 (decline by **0.5%** against the first half of 2007).

Orbis Casino Sp. z o.o.
Average employment for the first half of 2008 amounted to **706** full time jobs. Costs of employee benefits totaled **PLN 14,383 thousand** in the first half of 2008 (growth by **13.9%** against the first half of 2007).

(all amounts are in PLN thousand, unless stated otherwise)

2.2.4 Corporate matters

Dividend distribution

Orbis S.A.
The Annual General Meeting of Shareholders of Orbis S.A. held on June 19, 2008, adopted resolutions concerning, among others: approval of the Directors' Report on the Operations of Orbis S.A., approval of the financial statements of Orbis S.A., distribution of net profit for 2007, appropriating PLN 18.4 million, i.e. PLN 0.40 per share, for the dividend, approval of the annual consolidated financial statements of the Orbis Group, and granting a vote of approval to members of the Management Board and the Supervisory Board in respect of performance of their duties in 2007. Full texts of resolutions are available on the Company's website at: www.orbis.pl. The dividend was paid to shareholders of Orbis S.A. on August 1, 2008.

Orbis Kontrakty Sp. z o.o.
The Annual Meeting of Shareholders adopted resolution no. IV dated March 18, 2008, providing for the dividend of PLN 6,400 thousand payable to Orbis S.A. and the dividend of PLN 1,600 thousand payable to Hekon-Hotele Ekonomiczne S.A. The dividend has been paid.

Hekon-Hotele Ekonomiczne S.A.
The dividend of PLN 38,835 thousand payable to Orbis S.A. pursuant to resolution of the Annual General Meeting of Shareholders dated June 26, 2008. As at June 30, 2008, the dividend remained a unpaid.

Change of managing persons

Orbis S.A.

Mr. Krzysztof Gerula, First Vice-President of Orbis S.A. Management Board, submitted his resignation, in a letter dated June 9, 2008, from serving his function in the Management Board of Orbis S.A., effective as of June 11, 2008.

On June 19, 2008, the Supervisory Board of the Company appointed members of the Management Board of the 7th tenure (see: current report no. 17/2008).

PBP Orbis Sp. z o.o.

On June 16, 2008, Mrs. Iwona Roszewska - Podniesińska submitted her resignation from serving as member of the Supervisory Board. On June 18, 2008, Mr. Marcin Szewczykowski was appointed member of the Supervisory Board.

Hekon – Hotele Ekonomiczne S.A.

On June 26, 2008, the Annual General Meeting of Company Shareholders appointed the Management Board and the Supervisory Board of the next tenure. The following persons became members of the Management Board: Jean-Philippe Savoye (President) as well as Yannick Rouvrais and Marcin Szewczykowski. The following persons became members of the Supervisory Board: Ireneusz Węgłowski, Stefan Potocki and Noel Chretien.

WT Wilkasy Sp. z o.o.

On June 30, 2008, the Annual Meeting of Shareholders of the company appointed a new Management Board composed of: Randolph Edmonds (President), Inesa Kuczalska and Stanisław Wilgocki.

Appointment of a licensed auditor

In 2008, financial statements of Orbis S.A. and the Orbis Group are audited by Deloitte Audyt Sp. z o.o. On April 22, 2008, the Supervisory Board of the Company selected the company providing the services of a certified auditor and entrusted this company with the audit of the financial statements for the years 2008-2010.

Corporate Governance Declaration

The Company published its corporate governance declaration in its current report no. 7/2007. In the current report no. 4/2008 the Company notified non-compliance with certain rules of the "Code of Best Practices for WSE Listed Companies". Both reports are available on the Company's website at: www.orbis.pl.

3. FINANCIAL RESULTS OF THE ORBIS GROUP

3.1 Income statement

Table 14 Income statement of the Orbis Group

in PLN '000	Jan. - June 2008	Jan. - June 2007	% change
Net sales of products, merchandise and raw materials	552 200	536 361	3,0%
*% share in total revenues **	**99,02%**	**97,82%**	
Cost of services, products, merchandise and raw materials sold	(410 427)	(390 123)	5,2%
Distribution & marketing expenses	(27 196)	(27 870)	-2,4%
Overheads & administrative expenses	(79 008)	(84 346)	-6,3%
of which:			
- depreciation & amortization	(84 917)	(81 702)	3,9%
- staff costs	(147 628)	(148 239)	-0,4%
- outsourced services	(179 743)	(165 622)	8,5%
*% share in total costs***	**97,08%**	**96,98%**	
Other operating income	5 472	11 926	-54,1%
Other operating expenses	(6 141)	(7 759)	-20,9%
Operating profit (loss) - EBIT	**34 900**	**38 189**	**-8,6%**
Finance income	0	30	-100,0%
Finance costs	(9 393)	(7 862)	19,5%
Share in net profits of subsidiares, affiliates and associated companies	279	1 677	-83,4%
Profit (loss) before tax	**25 786**	**32 034**	**-19,5%**
Income tax	(5 413)	(6 763)	-20,0%
Loss from discontinued operations	0	0	
Net profit (loss)	**20 373**	**25 271**	**-19,4%**
EBIT margin (EBIT/Revenues)	6,3%	7,1%	-0,8pp
EBITDA	**119 817**	**119 891**	**-0,1%**
EBITDA margin (EBITDA/Revenues)	21,7%	22,4%	-0,7pp

* *Total revenues are understood as the sum of sales, other operating income and finance income.*
** *Total costs are understood as the sum of costs of services, products, merchandise and raw materials sold, distribution and marketing expenses, overheads and administrative expenses, other operating expenses and finance costs.*

In the first half of 2008, **sales** generated by **the Orbis Group** were by nearly 3% higher than in the corresponding period of past year. This result was achieved in the setting of a considerably reduced hotel base because five hotels discontinued their operations in 2007. Sales of these five hotels amounted to PLN 13,059 thousand in the first half of 2007. If sales were compared with the exclusion of the closed hotels, they would indicate a **5.5%** growth. Also, two newly constructed Etap hotels began to operate in the 2nd quarter of the current year. However, their impact on the Group's performance is increasing gradually and the hotels should be expected to attain full operating capacity in coming years.

Due to the size of its operations, **the Orbis Hotel Group** had the biggest impact on sales of the Group. In the first half of 2008, the Group reported a growth in sales as compared to the corresponding period of 2007.

In the corresponding period, **the PBP Orbis Group** recorded higher sales than in the first half of 2007, with the highest increase in the foreign outgoing traffic segment. Considerable growth rate was also recorded in the congresses

(all amounts are in PLN thousand, unless stated otherwise)

segment. The Group experienced a decline in sales in the foreign incoming traffic business, brought about predominantly by unfavorable rates of currency exchange.

In the first half of 2008, sales generated by **the Orbis Transport Group** were also higher than in the corresponding period of 2007. The drop in sales in the short-term rental and coach transport segments was set off by a growth in sales in the long-term rental segment.

Cost of services, products, merchandise and raw materials sold of the **Group** went up in the first half of 2008 as compared to the corresponding period of 2007, first and foremost, due to the opening of three new hotels (2 new Etaps and a part of the Mercure Grand in Warsaw), increase in costs of accommodation services and rise in depreciation of PP&E that expanded as a result of substantial investment expenditure. Operating expenses grew more than operating income because in the start-up period newly opened hotels do not attain their full capacity to generate revenues.

Distribution & marketing expenses, measured in terms of expended amounts, declined slightly in the first half of 2008 as compared to the first half of 2007, but a relatively considerable drop, as compared to the corresponding period of 2007, was reported in **overheads & administrative expenses.** This result is primarily attributed to relatively high costs of increase of the provision for pension and similar benefits for the first half of 2007. In the current year, the increase in the provision was not so high.

Other operating income of the Group went down in the first half of 2008 as compared to the first half of 2007, which is attributable predominantly to subsidies for transport services received in 2007. In the current year, the Group has not obtained such subsidies. In the corresponding periods, **other operating expenses** went down.

The Orbis Group closed the first half of the year with the **operating profit (EBIT)** of **PLN 34,900 thousand,** which translates into a decline in EBIT, mainly due to increased costs of depreciation/amortization. At the same time, the **EBITDA** amounted to **PLN 119,817 thousand**, and remained at the past year's level.

The Group did not have any **finance income,** while **finance costs** of the Group, primarily consisting of interest on borrowings, increased in the first half of 2008 as compared to the first half of 2007.

Due to the above factors, the Group generated **net profit of PLN 20,373 thousand** in the first half of 2008.

Table 15 Financial results of the Orbis Group companies

in PLN '000	I half 2008	I half 2007	% change	I half 2008	I half 2007	% change
	Orbis S.A.			Hekon-Hotele Ekonomiczne S.A.		
Net sales	315 197	310 474	1,5%	70 137	63 344	10,7%
EBIT	60 786	51 402	18,3%	27 607	24 065	14,7%
EBITDA	123 737	112 600	9,9%	32 224	28 869	11,6%
Net profit	**47 885**	**40 288**	**18,9%**	**22 481**	**19 723**	**14,0%**
	UAB Hekon			Orbis Kontrakty		
Net sales	6 340	5 337	18,8%	5 347	4 459	19,9%
EBIT	570	(433)	-	4 863	4 069	19,5%
EBITDA	1 157	235	392,3%	4 870	4 075	19,5%
Net profit	**911**	**(474)**	**-**	**3 939**	**3 295**	**19,5%**
	PBP Orbis Group			Orbis Transport Group		
Net sales	94 934	90 689	4,7%	84 122	82 063	2,5%
EBIT	(6 684)	(5 046)	-32,5%	1 471	5 408	-72,8%
EBITDA	(5 263)	(3 695)	-42,4%	16 840	19 113	-11,9%
Net profit	**(5 331)**	**(4 974)**	**-7,2%**	**(1 637)**	**3 229**	**-**

3.2 Operating results of leading Group companies

Financial results of the Group and its companies are an outcome of their operating results. Below we present Basic operating indices of individual companies of the Group along with comments.

3.2.1. Orbis Hotel Group

PLN '000	I half 2008	I half 2007	% change
	Orbis Hotel Group		
Net sales	385 364	374 525	2,9%
EBIT	42 851	36 500	17,4%
EBITDA	111 013	103 176	7,6%
Net profit	**28 381**	**23 297**	**21,8%**

Sales generated in the first half of 2008 in the Orbis Hotel Group turned out to be higher than in the first half of 2007. This result was achieved despite a smaller hotel base, reduced by liquidated and sold hotels. If sales were compared with the exclusion of closed hotels, they would show a growth by **6.6%.** Also, in the 2nd quarter of the year, two newly constructed Etaps began to operate. Furthermore, 158 rooms in Mercure Grand in Warsaw, a hotel where a successive stage of modernization is underway, were rendered operational. In the first weeks of their operation (the rooms were opened in May 2008), impact on the Group's performance grew gradually and they should be expected to achieve full operating capacity only in subsequent periods. In connection with hotel openings, cost of services, products, merchandise and raw materials sold went up as well. However, overheads & administrative expenses went down considerably, predominantly in connection with a relatively high cost of provisions for pension and similar benefits in the first half of 2007. As at the end of the reporting period, the Orbis Hotel Group generated net profit of **PLN 28,381 thousand**.

(all amounts are in PLN thousand, unless stated otherwise)

Table 16 Operating ratios of the Orbis Hotel Group

ratios	6 months ended June 30, 2008	6 months ended June 30, 2007	% change 2008 versus 2007
occupancy rate	53,80%	52,80%	1,00pp
Average Room Rate (ARR) in PLN	232,2	221,1	5,02%
Revenue per Available Room (RevPAR) in PLN	124,8	116,7	6,94%
number of roomnights sold	1 022 606	1 045 483	-2,19%
number of rooms	10 688	10 938	-2,29%
% structure of roomnights sold			**change in p.p.**
Poles	48%	44%	4,00pp
foreigners	52%	56%	-4,00pp
business clients	68%	67%	1,00pp
tourists	32%	33%	-1,00pp

* the table presents cumulative results of hotels that belong to Orbis S.A. and Hekon-Hotele Ekonomiczne S.A. (excluding Vilnius)

In the first half of 2008, as compared to the corresponding period of 2007, occupancy rate in hotels of the Orbis Hotel Group grew slightly. In view of a smaller base of available rooms, a minor decline in the number of roomnights sold was reported. However, thanks to the growth in the Average Room Rate (ARR), the Group achieved a growth in the Revenue per Available Room (RevPAR). Traditionally, in the reporting period business clients outnumbered tourists and the number of foreigners exceeded the number of Poles.

3.2.1.1 Orbis S.A.

The first half of 2008 proved to be better for Orbis S.A. than a year ago. The Company recorded growths in EBIT, EBITDA and net result (yoy). Such performance is a result of good operating results. In the period of last 6 months compared to the corresponding period of 2007, a decline in the number of available rooms was reported, which is a consequence of discontinuation of operations by 5 hotels in 2007. This was mirrored in a drop in the number of roomnights sold. Nevertheless, the Company achieved a growth in the Revenue per Available Room (RevPar) owing to a higher price charged per room which grew in the first half of 2008 both in the tourist and business segments. In the structure of roomnights sold, the number of business clients by far exceeded the number of tourists and foreigners were more numerous than clients from Poland.

Table 17 Operating ratios of Orbis S.A.

ratios	6 months ended June 30, 2008	6 months ended June 30, 2007	% change 2008 versus 2007
occupancy rate	50,70%	50,40%	0,30pp
Average Room Rate (ARR) in PLN	240,1	224,1	7,14%
Revenue per Available Room (RevPAR) in PLN	121,8	113,0	7,79%
number of roomnights sold	775 480	826 749	-6,20%
number of rooms	8 399	9 058	-7,28%
% structure of roomnights sold			**change in pp**
Poles	45%	42%	3,00pp
foreigners	55%	58%	-3,00pp
business clients	70%	69%	1,00pp
tourists	30%	31%	-1,00pp

* excluding Etaps and Mercure Grand in Warsaw

(all amounts are in PLN thousand, unless stated otherwise)

3.2.1.2 Hekon-Hotele Ekonomiczne S.A.

In the setting of a substantial growth in revenues, in the first half of 2008 Hekon – Hotele Ekonomiczne S.A. generated a result by nearly **14.0%** higher than in the corresponding period of past year, despite incurred costs for provision of furniture, fixtures and equipment, start-up of two new hotels opened in May this year and a partial opening of the third establishment, owned by Orbis S.A. but operated by Hekon – Hotele Ekonomiczne S.A.
At the same time, in the first half of 2008 hotels of Hekon-Hotele Ekonomiczne S.A. generated very good operating ratios as compared to the corresponding period of 2007. As a result of opening of two economy brand hotels, the Average Room Rate declined insignificantly but the number of roomnights sold went up considerably, occupancy rate and Revenue per Available Room (RevPAR) improved, testifying to high popularity of Etap and Ibis economy brands among clients. Business clients dominated among guests of Hekon-Hotele Ekonomiczne hotels. Considering the moderate price, these hotels are gaining on popularity among Poles, which is clearly demonstrated in the table below.

Table 18 Industry ratios of Hekon – Hotele Ekonomiczne S.A.

ratios	6 months ended June 30, 2008	6 months ended June 30, 2007	% change 2008 versus 2007
occupancy rate	67,71%	64,30%	3,41pp
Average Room Rate (ARR) in PLN	207,4	209,5	-1,01%
Revenue per Available Room (RevPAR) in PLN	140,42	134,7	4,25%
number of roomnights sold	247 130	218 841	12,93%
number of rooms	2 289	1 880	21,76%
% structure of roomnights sold			change in pp
Poles	58%	52%	6,00pp
foreigners	42%	48%	-6,00pp
business clients	63%	61%	2,00pp
tourists	37%	39%	-2,00pp

* presented results include Etaps and Mercure Grand in Warsaw

3.2.1.3 UAB Hekon

UAB Hekon runs Novotel Vilnius in Vilnius, Lithuania, i.e. the first hotel of the Orbis Hotel Group outside the territory of Poland. In the first half of 2008, the hotel reported a growth in the occupancy rate by 13.4 pp and an increase in the number of roomnights sold by 19.1 % as compared to the corresponding period of last year, which, despite a decrease in the Average Room Rate converted to PLN by 7.6% (in Lithuanian currency growth by 2.2%), translated into a growth in the PLN-denominated Revenue per Available Room (RevPAR) by 17.2% (in Ltl – by 32.3 %). The structure of rooms sold in the hotel did not change significantly. In the first half of 2008, traditionally majority of guests were foreigners (96.3%), while in segment terms, business guests represented the prevailing majority, i.e. as much as 82.7%.

3.2.2 PBP Orbis Group

Table 19 Industry ratios of the PBP Orbis Group

	6 months ended June 30, 2008	6 months ended June 30, 2007	% change 2008 versus 2007
number of clients using services of PBP Orbis	526 599	598 561	-12,02%
number of participants of foreign trips purchased in or organized by PBP Orbis	29 039	21 778	33,34%
number of foreign tourists who visited Poland with PBP Orbis (total of tourists served by the Incoming Traffic Center and branch offices)	28 378	35 377	-19,78%

(all amounts are in PLN thousand, unless stated otherwise)

In the first half of 2008, a total of over 526 thousand persons used the services of PBP Orbis, which translates into a decline in the number of clients attributable to deteriorated performance in the foreign incoming traffic and domestic traffic segments. The drop in arrivals concerned predominantly the Israeli, American and German markets, with one of main reasons behind the decrease being the growth in the rate of exchange of the Polish zloty against USD and EUR and deteriorated competitiveness of the Polish offer on foreign markets. The significant decline in the number of participants of domestic trips results, among others, from the limitation of supply – low-margin, labor-consuming and non-profitable products were excluded from the offering and only catalogue offers available in the reservation system remained on sale. Furthermore, the domestic product is assessed as relatively expensive as compared to the foreign charter trip offer and clients more and more often decide to spend holidays abroad or organize recreation in Poland on their own account.

On the other hand, the foreign outgoing traffic segment is developing very well, reporting a growth in the number of served clients. Clients were particularly interested in events organized by the Outgoing Tourism Center and hotel reservations made by the Corporate Travel Center in the area of business travel services.

As regards travel services, a drop was reported in the number of tickets sold. The most significant decline concerned sales of coach tickets, which is to a certain extent attributable to the liquidation of a regular line to Great Britain in the 1st quarter of the current year. Drops in sales were also recorded in airline, ferry and railway ticket sale segments.

PBP Orbis Sp. z o.o. undergoes restructuring. The increase in costs has not yet been compensated with results on its operations but the newly prepared strategy and company organization structure will soon bear fruit in the form of a higher financial result.

3.2.3 Orbis Transport Group

Table 20 Industry ratios of Orbis Transport Group

	6 months ended June 30, 2008	6 months ended June 30, 2007	% change 2008 versus 2007
number of persons transported by Orbis Transport Group coaches	2 064 674	2 220 008	-7,00%
number of kilometers covered by Orbis Transport Group coaches	14 299 671	16 150 103	-11,46%
number of car rental days in Hertz RaC	31 632	33 664	-6,04%
number of cars leased under Hertz Lease (new contracts)	412	380	8,42%

In the first half of 2008, a drop in the number of persons transported by Orbis Transport Group coaches was reported as compared with the corresponding period of 2007. The drop is attributable predominantly to the end of the foreign travel boom after Poland's accession to the European Union and continued expansion of low cost airlines. As a consequence of the decline in the number of passengers, non-profitable connections are being reduced, which results in a lower number of covered kilometers. Non-profitable connections were closed down as part of a planned and approved strategy of the Company, aimed at maintenance of the market position and provision of opportunities for competing with rivals, all while generating good financial results.

A slight drop in the number of car rental days was reported in the short-term rental business in the first half of 2008 as compared to the corresponding period of 2007. The decline results from incessantly growing competition in this segment. On the other hand, the Hertz Lease department reported a noticeable increase in the number of newly leased cars, which was reflected in the growth in revenues from this line of business as compared to the first half of 2007. These figures confirm that the lease business, handled by the company, continues to be on the rise and its further fast growth depends on the amount of funds available for financing purchases of cars.

3.3 Balance sheet

3.3.1 Balance sheet of the Orbis Group

Table 21 Consolidated balance sheet of the Orbis Group

in PLN '000	As at June 30, 2008	As at June 30, 2007	% change in 12 months ended June 30, 2008
Non-current assets	2 173 202	2 048 564	6,1%
% share in balance sheet total	*88,0%*	*87,9%*	
Current assets	280 512	265 636	5,6%
% share in balance sheet total	*11,4%*	*11,4%*	
Non-current assets held for sale	14 557	17 161	-15,2%
% share in balance sheet total	0,6%	0,7%	
TOTAL ASSETS	2 468 271	2 331 361	5,9%
Shareholders' equity	1 801 972	1 671 277	7,8%
% share in balance sheet total	*73,0%*	*71,7%*	
Liabilities	666 299	660 084	0,9%
% share in balance sheet total	*27,0%*	*28,3%*	
TOTAL EQUITY AND LIABILITIES	2 468 271	2 331 361	5,9%

Non-current assets

Property, plant and equipment represent the main component of non-current assets. Most significant items include hotel buildings, premises and civil and marine engineering objects as well as land and rights to perpetual usufruct of land. The most significant impact on the level of this group of assets is exerted by changes in the balance sheet of the parent company since its assets are the main element contributing to the total value of the PP&E. The value of this item grew systematically in the first half of 2008 as a result of incurred investment expenditure. Two new Etap hotels in Kraków and Katowice and a part of Mercure Grand in Warsaw were rendered operational in the hotel group. Hotels continue to be modernized and new hotels are constructed. At the same time, the vehicles fleet owned by Orbis Transport Sp. z o.o. expands in connection with growing demand for long-term and short-term rental services.

Current assets

Current assets are dominated by three items: trade receivables, other short-term receivables and cash and cash equivalents. The value of the first item is affected by the level of turnover on hotel, transport and travel services businesses and goes up as a result of seasonal increase in turnover. The second largest item is other short-term receivables. The growth in this item in the 12-month period results from the increase in VAT-related public law receivables, which is in turn brought about by investment expenditure generating such receivables, particularly in Orbis S.A., and, as regards the end of 2007, additionally by a rise in the value of current prepayments. In the first half of 2008, cash and cash equivalents did not reach their value as at the end of the first half of 2007 among others, because of investment expenditure incurred in connection with pursuance of the Development Strategy by Orbis S.A. and appropriation of funds from the sale of real properties for repayment of an overdraft facility by Orbis Transport Sp. z o.o.

Non-current liabilities

Five items are presented in non-current liabilities of the Orbis Group, with the largest item being borrowings. As compared to the first half of 2007, the level of debt arising from borrowings remained similar but the increase in the amount of borrowings as compared to the end of 2007 was, first and foremost, attributable to the use by Orbis S.A. of subsequent tranches of the investment fixed-term credit facility. Since the beginning of the year, Orbis S.A. has used

PLN 45 million of the credit facility. Two other major, i.e., deferred tax provision and provision for pension and similar benefits declined slightly as compared to earlier periods.

Current liabilities

Current liabilities are dominated by other current liabilities which grew in the period of last 6 months of 2008 predominantly as a result of posting of the 2007 dividend due to Orbis S.A. shareholders, amounting to over PLN 18 million, to the 2007 result and, to a lesser extent, to the growth in accrued expenses in Orbis S.A. and other companies. This item was also higher as compared to the first half of 2007. The second largest balance-sheet item is borrowings. In the 12 month-period, borrowings were first on the decline and, subsequently, rose to reach the value nearing their initial level, chiefly due to the increase in the overdraft facility by Orbis Transport Sp. z o.o. Also, trade payables, with their value linked to the seasonal fluctuations in the level of trade volume in segments handled by the Group, represent a significant item of this group.

3.3.2 Balance sheets of the Orbis Group companies

The following table shows balance sheets of individual companies within the Group.

Table 22 Balance sheets of the Orbis Group companies

in PLN '000	As at June 30, 2008	As at June 30, 2007	% change in 12 months ended June 30, 2008	As at June 30, 2008	As at June 30, 2007	% change in 12 months ended June 30, 2008
	Orbis S.A.			Hekon-Hotele Ekonomiczne S.A.		
Non-current assets	2 139 840	2 039 937	4,9%	211 290	197 692	6,9%
Current assets	193 458	172 984	11,8%	196 002	193 576	1,3%
Assets held for sale	0	10 561	-100,0%	0	0	-
TOTAL ASSETS	2 333 298	2 223 482	4,9%	407 292	391 268	4,1%
Equity	1 715 954	1 601 471	7,1%	352 322	346 187	1,8%
Liabilities	617 344	622 011	-0,8%	54 970	45 081	21,9%
TOTAL EQUITY AND LIABILITIES	2 333 298	2 223 482	4,9%	407 292	391 268	4,1%
	UAB Hekon			Orbis Kontrakty Sp. z o.o.		
Non-current assets	2 737	4 259	-35,7%	33	35	-5,7%
Current assets	2 516	2 593	-3,0%	5 901	4 835	22,0%
Assets held for sale	0	0	-	0	0	-
TOTAL ASSETS	5 253	6 852	-23,3%	5 934	4 870	21,8%
Equity	4 343	3 569	21,7%	5 084	4 221	20,4%
Liabilities	910	3 283	-72,3%	850	649	31,0%
TOTAL EQUITY AND LIABILITIES	5 253	6 852	-23,3%	5 934	4 870	21,8%
	PBP Orbis Group			Orbis Transport Group		
Non-current assets	22 234	25 736	-13,6%	183 549	164 786	11,4%
Current assets	81 948	73 257	11,9%	35 081	32 367	8,4%
Assets held for sale	7 600	0	-	6 957	6 600	5,4%
TOTAL ASSETS	111 782	98 993	12,9%	225 587	203 753	10,7%
Equity	12 589	20 549	-38,7%	94 200	74 957	25,7%
Liabilities	99 193	78 444	26,5%	131 387	128 796	2,0%
TOTAL EQUITY AND LIABILITIES	111 782	98 993	12,9%	225 587	203 753	10,7%

3.4 Cash flows

3.4.1 Cash flows in the Orbis Group

Table 23 Net cash flows in the Orbis Group

PLN '000	Jan. - June 2008	Jan. - June 2007	% change
Cash flows from operating activities	80 044	101 264	-21,0%
Cash flows from investing activities	(154 914)	(109 435)	-41,6%
Cash flows from financing activities	39 904	(109)	-
Total net cash flows	(34 966)	(8 280)	-322,3%
Cash and cash equivalents at end of period	71 386	98 967	-27,9%

In the first half of the current year, the Orbis Group reported positive net cash flows from operating and financing activities. Net cash flows from both these types of activities did not set off the negative balance of cash flows from investing activities, as a result of which the Group reported negative net cash flows.

Operating activities
In the first half of 2008, the Orbis Group reported positive net cash flows from operating activities. The main source of positive flows from operating activities was depreciation/amortization. The second largest positive adjustment was a change in current liabilities, with the exception of borrowings. The decrease in the balance of net flows was to a large extent affected by a change in the balance of receivables. This item had a decisive impact on cash flows for 6 months of 2008 ytd that were lower than in the corresponding period of past year.

Investing activities
In the first half of 2008, the Orbis Group generated negative net cash flows from investing activities. As compared to the corresponding period of 2007, their value is noticeably lower. Such result was to the most extent attributable to Orbis S.A. that engaged ample funds in new hotel investments, and to Orbis Transport Sp. z o.o. that purchased passenger cars for long-term and short-term rental business. The main source of positive proceeds from investing activities were proceeds from the sale of PP&E, predominantly means of transport by Orbis Transport Sp. z o.o., but their value was insignificant as compared to negative items.

Financing activities
During the first half of 2008, the Orbis Group generated positive flows from financing activities and this result was to the largest extent impacted by: Orbis S.A., that disbursed subsequent tranches of the fixed-term investment credit facility amounting to PLN 45 million, and Orbis Transport Sp. z o.o. that took an overdraft facility. Repayments and costs of borrowings represented the most substantial negative expenditure items.

3.4.2 Cash flows of the Orbis Group companies

Table 24 Cash flows of the Orbis Group companies

PLN '000	I half 2008	I half 2007	% change in 12 months ended June 30, 2008	I half 2008	I half 2007	% change in 12 months ended June 30, 2008
	Orbis S.A.			Hekon-Hotele Ekonomiczne S.A.		
Cash flows from operating activites	35 260	49 027	-28,1%	16 809	18 835	-10,8%
Cash flows from investing activites	(90 159)	(68 088)	-32,4%	(8 155)	(6 472)	-26,0%
Cash flows from financing activites	34 401	(9 817)	450,4%	(51)	970	105,3%
Total net cash flows	**(20 498)**	**(28 878)**	**-29,0%**	**8 603**	**13 333**	**-35,5%**
Cash and cash equivalents at the end of the period	**9 179**	**24 372**	**-62,3%**	**40 383**	**40 311**	**0,2%**
	UAB Hekon			Orbis Kontrakty Sp. z o.o.		
Cash flows from operating activites	809	25	3136,0%	3 855	3 008	28,2%
Cash flows from investing activites	0	6	-100,0%	0	(27)	-100,0%
Cash flows from financing activites	(1 415)	(60)	-2258,3%	(8 000)	(6 350)	-26,0%
Total net cash flows	**(606)**	**(29)**	**1989,7%**	**(4 145)**	**(3 369)**	**23,0%**
Cash and cash equivalents at the end of the period	**2 151**	**1 988**	**8,2%**	**2 241**	**2 242**	**0,0%**
	PBP Orbis Group			Orbis Transport Group		
Cash flows from operating activites	10 564	16 643	-36,5%	12 720	13 997	-9,1%
Cash flows from investing activites	(784)	(395)	-98,5%	(40 187)	(23 371)	-72,0%
Cash flows from financing activites	(2 632)	(1 480)	-77,8%	3 007	5 133	-41,4%
Total net cash flows	**7 148**	**14 768**	**51,6%**	**(24 460)**	**(4 241)**	**476,8%**
Cash and cash equivalents at the end of the period	**10 332**	**21 333**	**-51,6%**	**7 100**	**8 721**	**-18,6%**

4. RATIO ANALYSIS OF THE FINANCIAL STATEMENTS

On the basis of the financial statements (the income statement and the balance sheet), an analysis covering profitability, turnover and financing ratios has been made.

4.1 Profitability ratios

Return on equity (ROE)

	June 30, 2008	June 30, 2007
Net profit (loss)	20 373	25 271
Equity - opening balance	1 800 327	1 661 720
Equity - closing balance	1 801 972	1 671 277
Return on equity	1,1%	1,5%

This ratio depicts the rate of return generated by capital invested in a business. In the first half of 2008, this ratio went down because the net profit for this period was lower than a year ago:

(all amounts are in PLN thousand, unless stated otherwise)

Return on assets (ROA)

	June 30, 2008	June 30, 2007
Net profit (loss)	20 373	25 271
Total assets - opening balance	2 367 300	2 265 052
Total assets - closing balance	2 468 271	2 331 361
Return on assets	**0,8%**	**1,1%**

The ratio indicates a rate of return generated by the company's assets. In the first half of 2008, the ratio declined primarily due to the net profit.

Net return on sales (ROS)

	June 30, 2008	June 30, 2007
Net profit (loss)	20 373	25 271
Sales of products, merchandise and raw materials	552 200	536 361
Net return on sales	**3,7%**	**4,7%**

The ratio indicates the value of net profit generated by a single sales unit. Net return on sales went down primarily due to the lower net profit.

4.2 Efficiency ratios

Debtor collection period

	June 30, 2008	June 30, 2007
Trade receivables - opening balance	60 625	55 263
Trade receivables - closing balance	102 199	83 026
Sales of products, merchandise and raw materials	552 200	536 361
Number of days	180	180
Debtor collection period	**26,5**	**23,2**

The ratio indicates the average number of days preceding payment by trade debtors. The ratio did not change significantly in 2006-2007 (approx. 3.3 weeks as at June 30, 2007). It is slightly higher as at June 30, 2008, but remains short (approx. 3.8 weeks), indicating that no funds are frozen in the receivables item.

Creditor collection period

	June 30, 2008	June 30, 2007
Trade payables - opening balance	93 002	89 323
Trade payables - closing balance	80 752	91 006
Cost of products, merchandise and raw materials sold	410 427	390 123
Number of days	180	180
Creditor collection period	**38,1**	**41,6**

This ratio shows the average number of days preceding payment to trade creditors. The ratio declined slightly in the first half of 2008 in comparison with the end of the first half of 2007.

(all amounts are in PLN thousand, unless stated otherwise)

Inventory turnover

	June 30, 2008	June 30, 2007
Inventory - opening balance	9 403	9 186
Inventory - closing balance	11 801	11 539
Cost of products, merchandise and raw materials sold	410 427	390 123
Number of days	180	180
Inventory turnover	**4,6**	**4,8**

This ratio shows the average number of days in the inventory turnover cycle. In the first half of 2008, the Group shortened its inventory turnover cycle, which proves higher inventory efficiency.

4.3 Financing ratios

Debt to equity

	June 30, 2008	June 30, 2007
Total debt	666 299	660 084
Total equity	2 468 271	2 331 361
Debt to equity	**27,0%**	**28,3%**

The debt to equity ratio shows the contribution of external capital in financing assets. In the first half of 2008, this ratio decreased due to increase in the Company's equity.

Interest cover

	June 30, 2008	June 30, 2007
EBITDA	119 817	119 891
Cost of interest	8 252	6 678
Interest cover	**14,5**	**18,0**

This ratio shows the burden of interest payments upon the company. The ratio decreased in the first half of 2008 but it presents a very safe level since EBITDA could cover over 15 times higher interest.

Non-current asset cover ratio

	June 30, 2008	June 30, 2007
Equity	1 801 972	1 671 277
Non-current assets	2 173 202	2 048 564
Non-current assets cover ratio	**82,9%**	**81,6%**

This ratio indicates the percentage of non-current assets which is financed by equity. The ratio remains on a very safe level since increase of assets from investment activities in the first half of 2008 was covered to a large extent by retained profit for 2007 and profit for the current period.

(all amounts are in PLN thousand, unless stated otherwise)

Current ratio

	June 30, 2008	June 30, 2007
Current assets	280 512	265 636
Current liabilities and provisions	336 128	318 879
Current ratio	0,83	0,83

The current ratio shows the cover of current assets by current liabilities. In the first half of 2008, the ratio remained at a similar level.

5. PLANS OF THE GROUP COMPANIES FOR SUBSEQUENT PERIODS

In the second half of 2008, conditions that are favorable for the Polish economy may be expected to continue, despite deterioration of some ratios as compared to the same period of past year. Economic growth remains at a very good level and, hence, we should anticipate further development of demand for hotel, transport and tourist services. Therefore, we project that the financial standing of the Group will remain stable throughout the period concerned.

<u>Orbis S.A.</u>

The following undertakings are planned for the year 2008:

Investment program.
The Company intends to pursue consistently the adopted development strategy. The investment process, supervised by the Economy Hotels Development Office, focused on upgrading of existing hotels and introduction of new hotel products on the Polish market (economy hotels) operating under the ETAP and IBIS brands, requires ample expenditure on design and construction works, purchase of property, plant and equipment and computer hardware by Orbis S.A.
Major tasks, most important from the point of view of the scope of works and expenditure to be incurred in the years 2008 – 2011, will relate to the following works and hotels:

- Continuation of already commenced and new modernizations of existing hotel base (non-economy hotels);
- Construction of new Etap and Ibis economy hotels on plots of land owned by Orbis S.A.;
- Hotel establishments scheduled for construction in the research-development study, located on plots of land that Orbis S.A. or Hekon-Hotele Ekonomiczne S.A. is interested in;
- Hotel establishments constructed on plots of land already purchased by Hekon-Hotele Ekonomiczne S.A.

Employment.
In April 2008, Orbis structure was changed. The Company Branches, operating so far as independent employers, were integrated into one employer – Orbis S.A.
In the second half of the year, works will be continued related to preparation of draft company regulations in the area of labor law and employee remunerations that will become effective after expiry of validity periods of regulations effective in taken over Company Branches.
The Company successively expands the choice of available trainings and makes available new tools and training techniques that enable a larger number of employees in various professional groups to improve their qualifications and skills.

Promotional and advertising campaigns and PR.
The marketing strategy of Orbis Hotel Group for the second half of 2008 provides for continued pursuance of objectives already implemented since the beginning of the year:

- increase the market share and maintain leading position on the hotel services market in Poland,
- regularly improve the quality of rendered services,
- develop the offer tailored to the needs of our guests, including launching a new product – non-smoking hotels,
- intensified activities to better reach the client (wide-span advertising campaign, amongst others, via the Internet, seasonal presence in onboard airline magazines and on flight schedules, information in industry publications, advertising on billboards and stands, joint promotional campaigns with business partners),

- cooperation with publishers of guidebooks and tourist guides and publication of own materials,
- preparation of an international program for the 25th anniversary of Grands Vins Mercure,
- participation in international tourist fairs,
- continuation of cooperation with the UNICEF.

Hekon-Hotele Ekonomiczne S.A. The company plans further increase of investment expenditure on openings of new Etap and Ibis hotels. In the second half of 2008, the company plans to expand its hotel business by opening two new Etap hotels.

UAB Hekon and Orbis Kontrakty Sp. z o.o. will work on further expansion of their current businesses.

PBP Orbis Group

The Group plans to continue a restructuring program in the second half of 2008. Its objective is to optimize a management process and use of resources through:

- continued transformations of the Company organizational structure;
- works related to the implementation of new IT systems;
- elaboration of a conceptual scheme of all electronic systems;
- elaboration of a new strategy of marketing communication.

Orbis Transport Group.

Strategic objectives of the Company and the Group for the second half of 2008 did not change. Development trends will continue in all areas of core business of the Company and its subsidiaries:

- Coach transport area – continuation of cost saving process initiated in 2006 including limiting costs of transport services off high season, streamlining of lines and their routes, unification of time schedules and setting antennas in most cities in Poland as part of the existing structure, increasing number of passengers through promotional and marketing activities, brand promotion program in connection with use of coaches provided by subcontractors, further optimization of costs by, among others, organizational changes in the Group,
- CFM department – further development of commercial campaign in order to maintain the rate of growth in the number of agreements/cars above the market average and benefiting from positive conditions in the sector, ensuring stable and cost-effective sources of operational financing, reduction of fleet service costs (internal and external), completing implementation of a new operating system for management of lease agreements,
- RaC department – maintaining the leading position in the business sector, increasing the "walk-in" market share, further optimization of costs and organizational changes,
- Local transport services – increasing profitability through verification and unification of ticket tariffs and modification of time schedules,
- Parking business – improving occupancy on parking lots through cooperation not only with hotels, but also with local offices, increasing subscription charges and prices of one-time parking tickets; in cooperation with Orbis S.A. – continued refurbishment of a parking at ul. Nowogrodzka (modernization of roof, replacement of fire safety installation, modernization of the façade).
- subsidiaries – restructuring, streamlining, growth in effectiveness and profitability of transport.

Orbis Casino Sp. z o. o.
Plans for the second half of 2008 provide for continued refurbishment of the casino and games parlor in the Grand Hotel in Warsaw and refurbishment of the casino and games parlor in Novotel Centrum in Poznań in connection with the general refurbishment of the hotel.

6. EVENTS AFTER THE END OF REPORTING PERIOD

- **Selection of auditor** – on July 3, 2008, the Company concluded an agreement with Deloitte Audyt Sp. z o.o. for the review and audit of financial statements of Orbis S.A. and the Orbis Group. The agreement provides for the review of semi-annual stand-alone and consolidated financial statements, for the 6-month period ended June 30, 2008, 2009 and 2010, as well as the audit of annual stand-alone and consolidated financial statements for 2008, 2009 and 2010 (see: current report no. 10/2008). The same auditor will audit the subsidiaries: Hekon – Hotele Ekonomiczne S.A., PBP Orbis Sp. z o.o., Orbis Transport Sp. z o.o.

- **Fitch Ratings** – on July 29, 2008 Fitch Ratings affirmed the long-term national rating of Orbis at BBB+(pol) with a stable outlook (see: current report no. 22/2008).

- **Orbis Kontrakty Sp. z o.o.** – as of August 27, 2008, Mr. Marcin Szewczykowski was delegated by Orbis S.A. to serve as the Member of the Company's Management Board, replacing Mr. Krzysztof Andrzej Gerula who ceased to serve this function.

7. INFORMATION ON THE COMPANY AUTHORIZED TO AUDIT FINANCIAL STATEMENTS

On June 1, 2005, the Company executed an agreement with PricewaterhouseCoopers Sp. z o.o. for the review and audit of financial statements of Orbis S.A. and the Orbis Group. The agreement covered the review of semi-annual stand-alone and consolidated financial statements for six-month periods ended on June 30, 2005, 2006 and 2007 and audit of annual stand-alone and consolidated financial statements for the year 2005, 2006 and 2007.

Total net amount of salary due or paid for the review and audit of stand-alone and consolidated financial statements Orbis S.A. in the first half of 2008 amounted to PLN 453 thousand (PLN 500 thousand in the first half of 2007). Total amount of salary due or paid to the authorized auditor for other services (training, consulting) amounted to PLN 39 thousand in the first half of 2008 (PLN 10 thousand in the first half of 2007).

Additionally PricewaterhouseCoopers Sp. z o.o. audited also annual stand-alone and consolidated financial statements for 2007 of the following subsidiaries: Hekon – Hotele Ekonomiczne, PBP Orbis Sp. z o.o. and Orbis Transport Sp. z o.o.

8. EVALUATION OF DIFFERENCES BETWEEN PROJECTED AND ACTUAL RESULTS

In the current report no. 14/2007, Orbis S.A. published an up-dated projection of the aggregate 2008 EBITDA for the Orbis Hotel Group of PLN 285 million.

Results of the Orbis Hotel Group for the first half of 2008 are presented below.

Table 24

PLN '000	
Net sales	385 364
EBITDA	111 013
EBIT	42 851
Net profit	28 381

EBITDA generated in the first half of 2008 amounted to **PLN 111,013** thousand. Due to a highly seasonal nature of the business, the Management Board monitors the forecast implementation probability on a current basis. A potential correction of the forecast will be announced in a current report.

Capital Group Orbis

Management Board's declarations
as at June 30, 2008

Orbis

Warsaw, September 05, 2008.

DECLARATION
OF THE MANAGEMENT BOARD
FOR 2008 SEMI-ANNUAL PERIOD

The Management Board of Orbis S.A. hereby declares that according to its best knowledge, the consolidated financial statements of the Orbis Group for the semi-annual period of 2008 and the comparative figures for the semi-annual period of 2007 and for the year 2007 have been prepared in accordance with the accounting principles applied by the Group and with the International Financial Reporting Standards and reflect, in a true, fair and transparent manner, the economic and financial standing of the Orbis Group and its financial result.

At the same time, the Management Board of Orbis S.A. declares that according to its best knowledge, the attached financial statements of the parent company Orbis S.A. for the same period and the comparative figures for the semi-annual period of 2007 and for the year 2007 have been prepared in accordance with the accounting principles applied by the Company and with the International Accounting Standards and reflect, in a true, fair and transparent manner, the economic and financial standing of Orbis S.A. and its financial result.

The statements depict the true image of development, achievements and the condition of Orbis S.A. and the entire Orbis Group, including description of the main risks and uncertainties.

Warsaw, September 05, 2008.

DECLARATION
OF ORBIS S.A. MANAGEMENT BOARD
TO 2008 SEMI-ANNUAL FINANCIAL STATEMENTS

The Management Board of Orbis S.A. hereby declares that the entity licensed to audit financial statements entrusted with the task of auditing the semi-annual financial statements of Orbis S.A. and the Orbis Group has been selected in conformity with the law and that this entity and the licensed auditors in charge of the said audit meet the requirements necessary to ensure an unbiased and independent audit report, pursuant to the applicable legal regulations binding in Poland.

END